

2023
Proxy
Statement



"Marvell's growth can be attributed in large part to our well-defined strategy and focus on the semiconductor industry's fastest growing end markets: Cloud, 5G, and Automotive."

To our Stockholders

Marvell had an exceptional year in fiscal 2023. Our revenue grew 33% year-over-year, well above the semiconductor industry average during this time period and our long-term target model for revenue growth. This growth reflects our successful efforts to transform the company and capitalize on what we believe are the semiconductor industry's most compelling growth opportunities. I am incredibly proud of our team's resilience and ability to adapt to ever-changing market conditions. They remain steadfast in our essential mission to provide semiconductor solutions that power the data infrastructure technology connecting us all.

Marvell's revenue has doubled in the past two years, from $2.9 billion in fiscal year 2021 to $5.9 billion in fiscal year 2023. Marvell's growth can be attributed in large part to our well-defined strategy and focus on the semiconductor industry's fastest growing end markets: Cloud, 5G, and Automotive. We have developed a leading product and technology platform to capitalize on some of the most powerful trends in our industry, secured a substantial number of design wins with some of the world's largest and most influential technology companies, and executed our global strategy with precision and discipline.

Our company was also resilient amid external challenges, which included a highly constrained supply environment that was particularly challenging in fiscal year 2022 and the first half of fiscal year 2023 when most of our customers experienced significant growth in demand for their products and services. When this growth began to slow, their demand for our products declined, leaving some customers with excess inventory. This slowdown impacted Marvell and other semiconductor companies and contributed to a cyclical downturn for the semiconductor industry by the end of fiscal year 2023.

Amid these challenges, which were augmented by ongoing macroeconomic and geopolitical uncertainty, our team stayed focused on our growth initiatives, and took concrete steps to improve our efficiency and optimize our allocation of capital towards the best long-term opportunities.

Innovation and Growth

We have made tremendous progress with our cloud-optimized silicon platform, and are executing for the expected ramp in coming years. Marvell's Cloud revenue in fiscal year 2023 grew approximately 50% year-over-year, and we developed deeper relationships with our Tier 1 customers as we worked with them to create unique solutions to address their specific challenges. For example, during fiscal year 2023, Marvell was a strategic supplier to Amazon Web Services, delivering cloud-optimized silicon that helped meet the infrastructure needs of its customers, including the delivery of electro-optics, networking, security, storage, and custom design solutions. In the future, we aim to help our customers push the boundaries of data-center performance while continuing to build our long-term relationships.

Fiscal year 2023 was the first full fiscal year to follow Marvell's acquisition of Innovium, Inc. and, as a combined team, we significantly increased revenue from our market-leading switches for data centers. We also completed the acquisition of Tanzanite Silicon Solutions, Inc., which we expect to accelerate our organic Compute Express Link (CXL) development efforts.

During fiscal year 2023, annual revenue from our 5G business surpassed $600 million as we continued to see strong demand for our wireless products, and 5G adoption continued to expand. At Mobile World Congress in February 2023, we announced our next-generation 5-nanometer (5nm) OCTEON Fusion 10 customizable wireless platform, which is already being adopted by leading base station original equipment manufacturers (OEMs) in the carrier infrastructure space.

During fiscal year 2023, our Automotive business nearly doubled its FY23 revenue over the prior fiscal year to approximately $180 million, and Marvell is now working with 40 OEMs worldwide, including eight of the top ten vehicle manufacturers by shipment volume.

Finally, in fiscal year 2023, revenue from our Enterprise Networking business grew 51% year-over-year, reflecting the significant share and content gains we have driven over the last two fiscal years.

Being Recognized as a Great Place to Work

We have a variety of competitive advantages at Marvell, but the greatest of these is undoubtedly our team. Our leaders, managers, and thousands of skilled engineers and employees have created and sustained a culture that forms the bedrock of our continued success. They are the driving force behind our ability to innovate and execute with excellence, working closely with our customers to push the boundaries of what is technologically feasible.

Our company's culture and workplace continues to garner external recognition. We are excited to have been awarded the prestigious Great Place to Work® Certification™ in February 2023 for creating an outstanding employee experience. This honor is particularly meaningful, as it is based solely on the feedback provided by our current employees about their experience working at Marvell. 93% of respondents agreed that Marvell is a great place to work, compared to 57% at the average U.S. company. In addition, Glassdoor named Marvell one of the top 100 Best Places to Work in the U.S. for calendar year 2023, and we ranked second among semiconductor companies. The Silicon Valley Business Journal and San Francisco Business Times also showcased Marvell in their lists of Best Large Places to Work for calendar year 2023.

Growing responsibly

At Marvell, we recognize the importance of responsible and sustainable growth, and we are committed to integrating Environmental, Social, and Governance (ESG) considerations into our decision-making processes and operations. Our ESG framework serves as a guiding principle for our work in these three critical areas. We are committed to continued improvement in our ESG practices and performance and making a meaningful contribution to a better future for our employees, customers, and the broader communities we serve.

In August 2022, we released our inaugural ESG report, detailing our past achievements, current progress, and future priorities. Among these priorities are our science-based targets related to climate change, power consumption, and sustainable materials sourcing for our products. We seek to carefully manage our supply chain relationships and have implemented a Supplier Code of Conduct that includes environmental guidelines and social policies related to human rights, fair labor practices, and anti-corruption measures.

At Marvell, we are dedicated to building an inclusive and diverse culture that fosters professional growth and fulfillment for our employees. We also recognize our responsibility to give back to the communities where we operate, through both philanthropy and employee volunteering efforts. Guided by our Core Behavior of *acting with integrity and treating everyone with respect*, we strive to maintain the highest standards of ethical conduct in everything we do.

Looking ahead

As I near completion of my seventh year as Chief Executive Officer of Marvell, I'm incredibly proud to lead this company and our extraordinary team. Fiscal year 2023 was a continuation of several years of strong revenue growth, and I believe that our future prospects are tremendous. Our many design wins demonstrate that we are well positioned to capitalize on many of the key growth trends in our end markets. We remain confident in our plans and intend to continue making investments that support our strategy and long-term goals.

We believe we are also well positioned to capitalize on emerging trends such as generative Artificial Intelligence (AI), which is expected to drive a massive transformation in data center architecture. In addition to cloud-optimized silicon for custom compute, we expect generative AI will require ultra-high bandwidth links with low latency and technology that expends minimal energy while moving massive amounts of data. Marvell delivers these requirements with our innovative, market-leading high-speed electro-optics.

Although the semiconductor industry is currently facing a cyclical slowdown, Marvell should be well prepared to navigate these challenges and emerge stronger. We have done it before, and we are confident we can do it again. We are not shrinking back; rather, we are taking proactive steps to make gains now and in the future.

Specifically, we are carefully managing our operating expenses while continuing to invest in our growth initiatives, and we are working closely with our customers to gain a deep understanding of their plans and priorities, so that we can work to align our resources to capitalize on our best opportunities for accelerated growth on the other side of this downturn.

I continue to have great confidence in our strategy, our team, and the tremendous growth opportunities that lie ahead. We have built a company that we believe is well positioned to navigate short-term dynamics, while we look toward the future and the next wave of industry growth.

Thank you for your interest in Marvell and thank you for being a highly valued stakeholder in our company's success.

Matt Murphy
President & CEO

This letter contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties. Words such as "aim," "see," "look," "committed," "dedicated," "prospect," "expect," "intend," "plan," "project," "believe," "seek," "can," "may," "will," "target"

and similar expressions identify such forward-looking statements. These statements are not guarantees of results and should not be considered as an indication of future activity or future performance. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual events or results may differ materially from those described in this letter due to a number of risks and uncertainties, including the risks and uncertainties that affect our business described in the "Risk Factors" section of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by us from time to time with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

None of the material on our website is part of this letter or is incorporated by reference herein.

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



To Be Held on June 16, 2023

1000 N. West Street
Suite 1200
Wilmington, DE 19801

The 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Marvell Technology, Inc., a Delaware corporation, ("Marvell," the "Company," "we," "us" or "our") is scheduled to be held on Friday, June 16, 2023, at 10:00 a.m. Pacific Time. The Annual Meeting will take place solely by means of remote communication as discussed below. The Annual Meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/MRVL2023. You will be able to attend, vote your shares and submit questions online during the meeting by logging in to the website specified above using the 16-digit control number included on your proxy card or a "legal proxy," as described in further detail below.

The purposes of the Annual Meeting are:

1. To elect the nine (9) directors named in the accompanying proxy statement who will hold office until the earlier of the 2024 Annual Meeting or their resignation or removal;
2. To approve named executive officer compensation on an advisory (non-binding) basis;
3. To conduct an advisory (non-binding) vote on the frequency of holding an advisory stockholder vote on executive compensation; and
4. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending February 3, 2024.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof. If any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote in their discretion the shares represented by all properly executed proxies.

The foregoing items of business are more fully described in the proxy statement accompanying this notice of Annual Meeting. We have established the close of business, 6 p.m. Pacific Time, on April 21, 2023, as the record date for determining those stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. Only holders of shares of common stock as of the record date are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. Execution of a proxy will not in any way affect your right to attend and vote at the Annual Meeting, and any person who executes a proxy will retain the right to revoke it at any time before it is exercised. Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

Your Board recommends that you vote: ***FOR*** the Board's nominees for directors; ***FOR*** the approval of our named executive officer compensation; ***ONE YEAR***, on an advisory and non-binding basis, as the frequency of holding an advisory stockholder vote on executive compensation, and ***FOR*** the ratification of the appointment of our independent registered public accounting firm.

In the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the chair or secretary of the Annual Meeting will convene the meeting at 2:00 p.m. Pacific Time on the date specified above and at Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054 solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair. Under either of the foregoing circumstances, we will post information regarding the announcement in the "Investor Relations" section of the Company's website at https://investor.marvell.com.

Your attention is directed to the accompanying proxy statement. Whether or not you plan to attend the Annual Meeting online, it is important that your shares be represented and voted at the Annual Meeting. For specific voting instructions, please refer to the information provided in the following proxy statement, together with your proxy card or the voting instructions you receive by mail, e-mail or that are provided via the Internet.

BY ORDER OF THE BOARD OF DIRECTORS

MATTHEW J. MURPHY
Director, President and Chief Executive Officer

May 3, 2023

Important notice regarding the availability of proxy materials for the Annual Meeting:
This Proxy Statement and the financial and other information contained in our Annual Report to Stockholders for the fiscal year ended January 28, 2023 are available at www.proxyvote.com, where you may also cast your vote.

TABLE OF CONTENTS

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

JUNE 16, 2023

MARVELL TECHNOLOGY, INC.
1000 N. West Street
Suite 1200
Wilmington, DE 19801

INTRODUCTION

This proxy statement and the accompanying proxy materials are being furnished in connection with the solicitation by the board of directors (the "Board") of Marvell Technology, Inc., a Delaware corporation, of proxies for use at our Annual Meeting of Stockholders (referred to herein as the "Annual Meeting" or the "meeting") scheduled to be held virtually at 10:00 a.m. Pacific Time, on Friday, June 16, 2023. This proxy statement and the accompanying proxy materials are first being made available to stockholders on or about May 3, 2023.

INFORMATION REGARDING THE ANNUAL MEETING

This proxy statement contains information about the meeting and was prepared by our management at the direction of our Board. Our Board supports each action for which your vote is solicited.

Our Board asks you to appoint Willem Meintjes, our Chief Financial Officer, and Mark Casper, our Chief Legal Officer and Secretary, as your proxy holders to vote your shares at the meeting. You may make this appointment by properly completing the proxy as described below. If appointed by you, your shares represented by a properly completed proxy received by us will be voted at the meeting in the manner specified therein or, if no instructions are marked on the proxy, your shares will be voted as described below. Although management does not know of any other matter to be acted upon at the meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in the manner the proxy holders deem appropriate for any other matters that may properly come before the meeting.

We maintain our executive office in Delaware at 1000 N. West Street, Suite 1200, Wilmington, DE 19801. Our telephone number in Delaware is (441) 294-8096.

Record Date and Shares Outstanding

The record date for the Annual Meeting has been set as the close of business, 6 p.m. Pacific Time, on April 21, 2023 ("Record Date"). Only stockholders of record as of such date will be entitled to notice of and to vote at the meeting. On the Record Date, there were 859,155,788 issued shares of common stock, par value $0.002 per share ("shares of common stock" or "shares"). In accordance with our Bylaws, each issued common share is entitled to one vote on each of the proposals to be voted on at the meeting. Shares held as of the Record Date include shares of common stock that are held directly in your name as the stockholder of record and those shares held for you as a beneficial owner through a broker, bank, or other nominee.

In this proxy statement, we refer to the fiscal year ending February 1, 2020 as fiscal 2020, the fiscal year ending January 30, 2021 as fiscal 2021, the fiscal year ending January 29, 2022 as fiscal 2022, the fiscal year ending January 28, 2023 as fiscal 2023, and the fiscal year ending February 3, 2024 as fiscal 2024.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Nominees

Our Bylaws provide that our Board shall consist of not fewer than two (2) nor more than fifteen (15) directors, the exact number to be determined from time to time solely by resolution adopted by the Board. The number of directors is currently fixed at eleven and there are currently eleven members serving on our Board. After discussing with each director their interest in continuing to serve as directors of the Company, the nominating and governance committee (the "N&G Committee") has recommended, and our Board has nominated, nine current members of our Board to stand for election at the Annual Meeting.

Our director nominees for the 2023 Annual Meeting are Sara Andrews, Tudor Brown, Brad Buss, Rebecca House, Marachel Knight, Matthew J. Murphy, Michael Strachan, Robert E. Switz and Ford Tamer. All of our director nominees are currently directors who were last elected by stockholders at the 2022 Annual Meeting, except for Ms. House who was appointed to the Board in August 2022 and was recommended to the N&G Committee by a third-party search firm.

In discussions with the N&G Committee two of our directors, Mr. Hill and Dr. Frank expressed a preference to retire from the Board. As a result of these discussions and their preference, they were not nominated as directors for fiscal 2024. If the current nominees are elected, we will have nine members serving on our Board and the number of directors will be reduced to nine effective as of the election of directors at the Annual Meeting. We thank Mr. Hill and Dr. Frank for their service on the Board.

All nominees elected as directors will serve until the 2024 Annual Meeting and until their successors have been duly elected and qualified or their earlier resignation or removal. In the event any new nominees are appointed as directors after this Annual Meeting, they will be required to stand for election at the next Annual Meeting and each Annual Meeting thereafter, if nominated to do so.

As part of our goal of building a diverse board, the N&G Committee actively seeks out highly qualified diverse candidates (including women and minority candidates) to add to the Board.

Biographical information for each of the nominees may be found immediately following this proposal. We have been advised that each of our nominees is willing to be named as such herein and each of the nominees is willing to serve as a director if elected. However, if one or more of the director nominees should be unable or, for good cause, unwilling to serve as a director, the proxy holders may vote for a substitute nominee recommended by the N&G Committee and approved by our Board or the Board may reduce its size.

Board Recommendation and Required Vote

Our Board recommends that you vote **FOR** the nominees for each director nominee identified above.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby **FOR** the election of each such nominee. Assuming the presence of a quorum, our Bylaws require that, in an uncontested election (such as the Annual Meeting), a director nominee will be elected only if he or she receives a majority of the votes cast with respect to his or her election (that is, the number of votes cast "for" that nominee exceeds the number of votes cast "against" that nominee) at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome.

DIRECTOR NOMINEES AND BOARD DIVERSITY MATRIX (AS OF APRIL 21, 2023)[1]

Name	Age[2]	Position(s)	Director Since	Gender Identity	Demographic Background[3]
Matthew J. Murphy	50	Director, President & CEO	2016	M	W
Sara Andrews	59	Independent Director	2022	F	W
Tudor Brown	64	Independent Director	2016	M	W
Brad W. Buss	59	Independent Director	2018	M	W
Rebecca House	50	Independent Director	2022	F	W
Marachel L. Knight	50	Independent Director	2020	F	B
Michael G. Strachan	74	Independent Director	2016	M	W
Robert E. Switz	76	Independent Director	2016	M	W
Ford Tamer	61	Independent Director	2021	M	W

[1] Pursuant to Nasdaq guidance release "Board Diversity Matrix Instructions and Templates, dated January 23, 2023, we have excluded categories that are not applicable to our directors.

[2] The age of each director is provided as of the Record Date.

[3] B-Black or African American. W-White.

Below each nominee's biography, we have included an assessment of the skills and experience of such nominee that led to the conclusion he or she should serve as a director at this time, in light of the Company's business and structure.



Matthew J. Murphy
Director, President & CEO

Age: 50
Director Since: 2016

Matthew J. Murphy is Marvell's President and Chief Executive Officer. He has led the company since joining in July 2016 and also serves as a member of the Board. In his role as President and Chief Executive Officer, Mr. Murphy is responsible for leading new technology development, directing ongoing operations and driving Marvell's growth strategy. Prior to joining Marvell, Mr. Murphy worked for Maxim Integrated Products, Inc. ("Maxim"), a designer, manufacturer, and seller of analog and mixed signal integrated circuits, for 22 years, where he advanced through a series of business leadership roles over two decades. Most recently, from 2015 to 2016 he was Executive Vice President, Business Units, Sales and Marketing. In this capacity he had company-wide profit and loss responsibility, leading all product development, sales and field applications, marketing, and central engineering. From 2011 to 2015, he was Senior Vice President of the Communications and Automotive Solutions Group, leading the team that developed differentiated solutions for those markets. From 2006 to 2011, he was Vice President, Worldwide Sales & Marketing during a time when Maxim's sales expanded significantly. Prior to 2006, he served in a variety of business unit management and customer operations roles. In prior roles, Mr. Murphy led the company's communications, data center, and automotive business groups, all of which experienced significant growth under his leadership. Mr. Murphy previously served on the board of directors of eBay Inc. Mr. Murphy earned a Bachelor of Arts from Franklin & Marshall College and is a graduate of the Stanford Executive Program.

Mr. Murphy brings to the Board both extensive industry knowledge and, as a result of his day-to-day involvement in the Company's business, insight and information related to the Company's strategy, sales, financial condition, operations, and competitive position.



Sara Andrews
Independent Director

Age: 59
Director Since: 2022

Sara Andrews has served as a member of the board of directors since April 2022. In April 2022, she joined Experian plc, a multi-national data analytics and consumer credit reporting company, as Chief Information Security Officer. She served as Senior Vice President and Chief Information Security Officer at PepsiCo, Inc., a multi-national food and beverage company, from July 2014 to April 2022, where she was responsible for safeguarding networks and data across all PepsiCo business units and brands globally. Prior to joining PepsiCo, Inc., she served as Chief Network Security Officer of Verizon Communications, Inc. from June 1997 to July 2014, during which time she led several organizations responsible for the security of all Verizon wireline networks serving Verizon's residential, small business and enterprise customers. Ms. Andrews previously served on the board of directors of LogMeIn, Inc., formerly a public company, Mandiant, Inc. and the Collin County Children's Advocacy Center, a non-profit child advocacy center based in Plano, Texas. She is a member of the CISO (Chief Information Security Officer) Coalition National Leadership Board. Ms. Andrews holds a Bachelor of Industrial Engineering from Auburn University and a Master of Business Administration from Brenau University.

Ms. Andrews brings to the Board extensive expertise in cyber-security and information system technology. She also brings experience regarding operation of large companies that are of a size and scale significantly greater than the Company.



W. Tudor Brown
Independent Director

Age: 64
Director Since: 2016

W. Tudor Brown has served as a director since December 2016. Mr. Brown, who has decades of leadership experience in the semiconductor industry, currently serves on the board of the Lenovo Group Limited as well as a private company board and the board of a company registered on the London Stock Exchange. Mr. Brown previously served on the boards of Xperi (formerly Tessera Technologies) and Semiconductor Manufacturing International Corporation. Mr. Brown was one of the founding members and, until his retirement in May 2012, President of ARM Holdings plc, a publicly-traded semiconductor IP and software design company, now a wholly-owned subsidiary of the Softbank Group. During his tenure, he served in a range of leadership roles, including Chief Technical Officer, Chief Operating Officer and President. He also served for more than a decade on the company's board of directors through his retirement in May 2012. Earlier in his career, Mr. Brown held leadership engineering roles at Acorn Computers and Sension, Inc. Mr. Brown, who earned a Master of Arts in Electrical Sciences from Cambridge University, holds a patent in low-power logic, and has been honored both as a Fellow of the Institution of Engineering and Technology, and as a Fellow of the Royal Academy of Engineering.

Mr. Brown brings to the Board his experience as a founder and senior executive of one of the world's most successful semiconductor technology and licensing companies, along with his strong operational experience and deep industry knowledge.



Brad W. Buss
Independent Director

Age: 59
Director Since: 2018

Brad W. Buss has served as a director since July 2018. Mr. Buss was the Chief Financial Officer of SolarCity Corporation, a provider of solar energy services, from August 2014 until he retired in February 2016. Mr. Buss served as the Executive Vice President of Finance and Administration and Chief Financial Officer of Cypress Semiconductor Corporation from August 2005 to June 2014. Mr. Buss also held prior financial leadership roles with Altera Corporation, Cisco Systems, Inc., Veba Electronics LLC and Wyle Electronics, Inc. Mr. Buss currently serves on the boards of directors of AECOM and QuantumScape Corporation as well as one private company. Mr. Buss previously served as a director of TuSimple Holdings Inc., Advance Auto Parts, Inc, Tesla Motors Inc., CaféPress, Inc. and Cavium, Inc. (which Marvell acquired in July 2018). Mr. Buss holds a Bachelor of Arts in economics from McMaster University and an Honors Business Administration degree, majoring in finance and accounting, from the University of Windsor.

Mr. Buss brings to the Board his executive experience and his financial and accounting expertise with both public and private companies in the semiconductor industry and other diverse industries.



Rebecca House
Independent Director

Age: 50
Director Since: 2022

Rebecca W. House has served as a director since August 2022. Ms. House has served as the Senior Vice President, Chief People (since July 2020) and Legal Officer and Secretary (since January 2017) of Rockwell Automation, Inc., a global leader in industrial automation and digital transformation. Prior to that she served as the Assistant General Counsel, Operations and Compliance, and Assistant Secretary, at Harley-Davidson, Inc., a motorcycle manufacturer. Ms. House serves on the board of directors for FMI Funds, Inc. and the Wisconsin Alumni Research Foundation (WARF). She is also a director and former Board President of Sojourner Family Peace Center, the largest provider of domestic violence prevention and intervention services in the state of Wisconsin. She graduated with a Bachelor of Arts degree from the University of Wisconsin – Madison. She earned her law degree, magna cum laude, from Harvard Law School in Cambridge, Massachusetts.

Ms. House brings to the Board her human resources, legal, and general management experience and expertise, as well as corporate governance experience developed through leadership positions at public companies with global operations.



Marachel L. Knight
Independent Director

Age: 50
Director Since: 2020

Marachel L. Knight has served as a director since July 2020. In December 2022, Ms. Knight retired as Senior Vice President of Strategic Program Realization at AT&T, Inc., a leading provider of telecommunications, media, and technology services globally, where she was responsible for managing prioritization of a multi-billion-dollar capital portfolio and delivering strategic initiatives, products and services that spanned across the enterprise. Prior to holding that position, she served as the Senior Vice President of Technology Planning and Operations at AT&T, Inc., from April 2021 to April 2022. Prior to holding that position, she held various leadership positions at AT&T, Inc. over her more than 25 year tenure, including Senior Vice President of Engineering and Operations from 2020 to 2021; Senior Vice President of Technology Services and Operations from 2019 to 2020; Senior Vice President of Wireless and Access Engineering, Construction and Operations from 2018 to 2019; Senior Vice President of Technology Planning and Engineering from 2017 to 2018; Senior Vice President — Wireless Network Architecture and Design during 2017; Vice President — Advanced Technology Planning and Realization from 2016 to 2017; and Vice President — Construction and Engineering (Midwest Region) from 2015 to 2016. Prior to holding these positions, she held other leadership roles at AT&T, Inc. of increasing responsibility. She holds a Master of Science, Information Networking from Carnegie Mellon University and a Bachelor of Science, Electrical Engineering from Florida State University.

Ms. Knight brings to the Board her technical and operational leadership gained over her 27 years of experience at AT&T, including her experience managing operations at scale as well as experience in 5G planning and rollouts that we expect will provide insights related to our technology and strategic business priorities as we continue to build-out our 5G silicon solutions.



Michael G. Strachan
Independent Director

Age: 74
Director Since: 2016

Michael G. Strachan has served as a director since May 2016. Mr. Strachan began his career in 1976 at Ernst & Young LLP, where he spent his entire career, holding positions of increasing responsibility until his retirement in December 2008. From July 2007 until December 2008, he was a member of Ernst & Young's America's Executive Board, which oversaw the firm's strategic initiatives in North and South America. From July 2006 to December 2008, he was also a member of Ernst & Young's U.S. Executive Board, which oversaw partnership matters in the U.S. for the firm. From July 2000 through December 2008, he was Vice Chairman and Area Managing Partner for Ernst & Young offices between San Jose, California and Seattle, Washington, and was responsible for oversight of the firm's operations in that area. From March 2009 to May 2014, he was a director at LSI Logic, including Chairman of the audit committee for most of that time. Mr. Strachan holds a Bachelor of Science in Accounting from Northern Illinois University.

Mr. Strachan brings to the Board deep expertise relating to finance and accounting matters and extensive business management, governance, and leadership experience.



Robert E. Switz
Independent Director

Age: 76
Director Since: 2016

Robert E. Switz has served as a director since May 2016. Mr. Switz was the Chairman, President and Chief Executive Officer of ADC Telecommunications, Inc. ("ADC"), a supplier of network infrastructure products and services from August 2003 until December 2010, when Tyco Electronics Ltd. acquired ADC. Mr. Switz joined ADC in 1994 and throughout his career there he held numerous leadership positions. Prior to ADC, Mr. Switz spent six years at Burr-Brown Corporation, most recently as Chief Financial Officer, Vice President of European Operations and Director of the Systems and Ventures Business. Mr. Switz has served as the Chairman of the Board of Micron Technology, Inc. since 2012. He previously served as a director of Mandiant, Inc., Gigamon, Inc., GT Advanced Technologies Inc., and as lead independent director of Broadcom until its merger with Avago Technologies Limited. Mr. Switz received a Bachelor of Science in Business Administration from Quinnipiac University and a Master of Business Administration in Finance from the University of Bridgeport.

Mr. Switz brings to the Board his extensive global operations, financial and general management experience and expertise, as well as considerable directorial and corporate governance experience developed through his service on the boards of directors of several public companies.



Dr. Ford Tamer
Independent Director

Age: 61
Director Since: 2021

Dr. Ford Tamer has served as a director since April 2021. He has been a Senior Operating Partner of Francisco Partners, a private equity company, since September 2022. Prior to that he served as the President and Chief Executive Officer and as a director of Inphi Corporation from February 2012 to April 2021 (when it was acquired by Marvell). Prior to that he served as Chief Executive Officer of Telegent Systems, Inc. from June 2010 until August 2011. Prior to joining Telegent, Dr. Tamer was a Partner at Khosla Ventures from September 2007 to April 2010. Dr. Tamer previously served as Senior Vice President and General Manager — Infrastructure Networking Group at Broadcom Corporation from June 2002 to September 2007. He also served as Chief Executive Officer of Agere Inc. from September 1998 until it was acquired by Lucent Technologies in April 2000, which Lucent then spun out as Agere Systems Inc. in March 2001. Dr. Tamer continued to serve as Vice President of Agere Systems until April 2002. Dr. Tamer serves on the board of directors of Teradyne, Inc. and a few private companies. Dr. Tamer holds an M.S. degree and Ph.D. in engineering from Massachusetts Institute of Technology.

Dr. Tamer has a unique understanding of our strategy, markets, competitors, and operations. In addition, we believe his leadership of diverse business units and functions as a senior executive officer at other companies addressing and competing in our target markets prior to joining Inphi gives him an extensive understanding of our industry and has positioned him to bring highly relevant leadership, corporate development, operational and financial experience to our Board.

There are no family relationships among any of our director nominees and executive officers.

CORPORATE GOVERNANCE AND MATTERS RELATED TO OUR BOARD OF DIRECTORS

Stockholder Engagement

We believe that regular, transparent communication with our stockholders and other stakeholders is essential to the Company's long-term success. We value the views of our stockholders and other stakeholders, and the input that we receive from them is a cornerstone of our corporate governance practices.

Our Board and management team have made a meaningful effort to engage with our stockholders and other stakeholders. We hold investor day conferences approximately every other year. In addition to our investor day conferences, our Chief Executive Officer and Chief Financial Officer hold in-person and teleconference meetings every year with many of our institutional investors. We also participate at various investor conferences.

We hold an advisory vote to approve named executive officer compensation on an annual basis. At our 2022 Annual Meeting, we received support from approximately 93% of the votes cast on the proposal for our fiscal 2022 named executive officer compensation.

During fiscal 2023, members of senior management reached out to a number of the largest investors to discuss our Environmental Social and Governance ("ESG") program. The feedback from the investors was discussed with the Board and the N&G Committee.

Corporate Governance

We believe that good corporate governance is important to our ability to manage the Company for the long-term benefit of our stockholders. We periodically review our corporate governance policies and practices (the "Corporate Governance Guidelines") and compare them to those suggested by various authorities in corporate governance and the practices of other public companies.

Corporate Governance Guidelines

Our Board has adopted a set of Corporate Governance Guidelines to establish a framework within which it is able to conduct its business. The Corporate Governance Guidelines provide, among other things, that:

- A majority of the directors must be independent;
- Our Board shall appoint all members and chairs of the Board committees;
- The N&G Committee screens and recommends Board candidates to our Board;
- The Audit Committee, ECC and N&G Committee must consist solely of independent directors; and
- The independent directors shall meet regularly in executive session without the presence of the non-independent directors or members of our management.

If the Company has a member of management (or otherwise non-independent Board member) serving as chair of the Board, our Board will appoint a lead independent director. The lead independent director will be selected by the majority vote of the independent directors of the Board. The lead independent director's duties will include the following:

- develop the agenda for, call meetings, as needed, and moderate executive sessions of the Board's independent directors;
- help promote good communication between the independent directors and the chair of the Board and/or the CEO;
- chair the meetings of the Board in the absence of the chair of the Board;
- make recommendations to the chair of the Board regarding the appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with the flow of the Company's operations;
- jointly with the chair of the Board set agendas for Board meetings and make recommendations to the chair of the Board regarding the structure of Board meetings;
- make recommendations to the chair of the Board in assessing the quality, quantity and timeliness of the flow of information from the Company's management that is necessary for the independent directors to effectively and responsibly perform their duties;
- coordinate with the N&G Committee and corporate counsel to promote a thorough annual self-assessment by the Board and its committees; and
- meet with major investors upon request.

In performing the duties described above, the lead independent director is expected to consult with the chairs of the appropriate Board committees and solicit their participation.

We also provide our directors training on issues facing us and on subjects that would assist the directors in discharging their duties. Our Board may modify the Corporate Governance Guidelines from time to time, as appropriate. The Corporate Governance Guidelines can be found on our website (www.marvell.com) in the investor relations section. None of the material on our website is part of this proxy statement or is incorporated by reference herein.

Environment, Social, and Governance

At Marvell, our brand position of "Essential technology, done right" means running our business with people and the planet in mind. We believe that it's not just the right thing to do, it is a business imperative. Addressing environmental, social and governance ("ESG") topics relevant to our business strengthens our company and creates value for our employees, customers, communities and investors.

Board and Management Oversight of ESG

Marvell has established a strong governance system to provide oversight and accountability for the ESG program. As one of three committees of the Board, the N&G Committee has oversight of ESG and receives quarterly updates on Marvell's ESG progress and performance. Senior management provides more frequent updates to the chair of the committee as needed. In early fiscal 2023, we also began regular updates to the full Board on ESG-related matters. The Audit Committee also receives quarterly updates from senior executives on our compliance programs, including those related to ESG. In addition, senior management updates the chair of the Audit Committee quarterly or more frequently as needed on our compliance programs. Our ECC is responsible for overseeing a number of matters relating to our employees, including the management of risks relating to human capital management, executive compensation plans and arrangements, as well as our compensation plans that generally apply to all employees, including our pay equity programs. Our ECC quarterly receives updates from our senior executives on employee recruitment and attrition, and our Board regularly receives the results of various surveys conducted of our employees.

The management-level ESG Committee provides senior leadership, executive oversight and strategic guidance on ESG. It is responsible for Marvell's ESG strategy, goals and initiatives, including tracking and disclosing performance and stakeholder engagement. The committee includes key business leaders from operations, sales, legal, central engineering, human resources, finance and other departments, and generally meets on a bimonthly basis, or more frequently as needed.

ESG Working Groups are comprised of leaders and subject matter experts from critical business functions across the company, such as finance, quality, procurement, real estate, human resources and compliance. There are three ESG Working Groups — focusing on environmental, social and governance matters, respectively — and they are responsible for the oversight of company-level sustainability initiatives and for monitoring ESG-related risks and opportunities in their respective programs. The Working Groups meet monthly to ensure cross-company alignment; inform ESG strategy; and track, measure and report on the progress on our ESG goals and key initiatives. The ESG Working Groups report to the ESG Committee.

ESG Reporting

We are committed to reporting our progress on our ESG program. We provide some highlights of our approach below. For more information on these and other topics, including performance metrics aligned with the SASB standard and specific goals, please read our latest ESG Report on our website: https://www.marvell.com/company/esg.html.

ESG Strategy

Our approach to ESG topics is based on the areas we believe will have the greatest impact and opportunity for our company.

Two key aspects of our ESG approach are:

- *Integrating ESG Into Innovation:* We recognize an opportunity to deliver greater benefit, while minimizing negative impacts, by proactively and intentionally integrating more ESG attributes into our designs. A key criterion is product power: in the data infrastructure markets we serve, we seek to develop industry-leading innovations to improve the power efficiency of our products with each subsequent product generation.
- *Supply Chain Engagement:* As a fabless semiconductor company, we rely on suppliers to manufacture, assemble and test our products. As a result, many of the most significant environmental and social impacts from product manufacturing take place within our suppliers' operations. To advance our ESG goals and priorities, we work with our suppliers on maintaining environmental and social industry standards within their operations and partner with others to further best practices throughout our industry.

We have also set a wide range of goals to demonstrate our commitment for improvement, including:

- Pursue audits of our top Tier 1 suppliers in the past two years by Responsible Business Alliance Validated Assessment Program (RBA VAP),
- Conduct a lifecycle assessment (LCA) on three key product lines, and
- Have Marvell managers complete annual flagship leadership program based on their level, role and responsibilities.

Climate Change

Climate change is an important topic for Marvell. We recognize that climate change may pose potential risks and may create potential opportunities to our organization and are taking steps to further identify and assess the nature and magnitude of these risks and opportunities. As such, Marvell is working to develop plans to mitigate and manage any potential material climate change risks and to benefit from any potential climate change opportunities. Marvell has an enterprise risk management process in place that may be leveraged to help identify potential climate-related risks and to assess the magnitude of such risks.

We have already committed to and are in the process of setting a Science Based Target aligned with the latest climate science to remain within the 1.5°C warming limit established under the Paris Agreement. We have reported against the Task Force for Climate-related Financial Disclosures ("TCFD") framework in our Fiscal Year 2022 ESG Report and have conducted scenario analysis on the potential impacts of climate change to our business in alignment with the TCFD framework.

Human Capital

We believe that attracting, retaining and motivating a workforce with the ability to support our leading position in semiconductor innovation is essential to effectively execute our strategy. Accordingly, we believe our success depends on our ability to attract, retain and motivate the highly skilled talent necessary to scale our business. We believe the people who work here are our greatest resource, and we encourage and empower all individuals employed at Marvell to excel to their greatest potential. We seek to create an environment that fuels collaboration and innovation, inspires our employees to give their best, and enables our business to thrive. We work hard to attract the industry's best talent, provide opportunities to learn and grow, and create an environment where our employees feel motivated, appreciated and engaged, and have a pathway to building a long-term career at Marvell.

The Company employed 7,448 people as of January 28, 2023. As of January 28, 2023, our global workforce was comprised of approximately: 99.6% full time employees and 0.4% part time employees. Our employees sit across three geographical regions: 48.6% of employees are based in the Americas, 40.4% are in APAC (which includes India) and 11.0% are in EMEA.

At Marvell, we focus on employee retention by seeking to foster an environment where people can learn, develop, and advance their careers with us over the long term. We regularly monitor employee turnover, as given the nature of our business, our success depends upon highly trained personnel with the technical skills necessary to execute on our business objectives. We believe the combination of competitive compensation and career growth and development opportunities help to increase employee tenure and reduce voluntary turnover. Intern and entry level professional new hires are an important part of our overall talent pipeline and strategy, as students and entry level professionals often have knowledge in the latest research and innovations, and we want Marvell to benefit from that knowledge.

Competitive Compensation and Benefits

We believe we provide comprehensive, market-competitive compensation and benefits, including affordable health and wellness coverage, globally and consider them a key priority for attracting and keeping top talent. Each year, we benchmark our compensation and benefits programs against our industry peers to help ensure we maintain competitiveness in each of our markets. We seek to align our executives' long-term equity compensation with our stockholders' interests by linking realizable pay with performance.

Culture, Engagement and Development

Marvell's Core Behaviors lay the foundation of our culture and are centered around four key aspects:

1. Act with integrity and treat everyone with respect,

2. Innovate to solve customer needs,

3. Execute with thoroughness and rigor, and

4. Help others achieve their objectives.

Our efforts to attract, develop, engage and retain employees, as well as our efforts to embed inclusion and diversity ("I&D") across the Company, reinforce these behaviors. Our Core Behaviors also serve as a roadmap to help integrate employees as we grow through hiring and acquisitions.

We seek to take a holistic approach to helping employees feel engaged, connected and supported — from employee and family events, to learning and development, to weekly Company-wide emails from our CEO. One of the ways we measure levels of engagement is through our annual Voice of the Employee Survey. Survey results help us to better understand employee needs and opportunities for improvement, and to develop action plans to address them.

We offer a variety of employee training programs, including management training programs aligned with the level of managers, technical training, mandatory compliance trainings and voluntary professional development opportunities. In addition, we organize a wide range of employee events designed to foster a sense of community at Marvell.

Our leadership engaged and supported employees through the pandemic in a range of ways, including sending frequent communication, providing resources, providing a number of four day "recharge weekends," and surveying employees on the experience of working from home.

Inclusion and Diversity

Marvell is committed to creating and fostering an inclusive, diverse and engaging workplace where people feel fulfilled, inspired and motivated to learn and grow both personally and professionally. We value the uniqueness that a diverse global team brings to our company, and we are focused on creating an environment that fully leverages the perspectives and contributions of every individual.

Our Inclusion and Diversity approach is centered around three key aspects:

- Interconnected across the company: Embedding inclusivity in every function and in everything we do
- Full participation and responsibility: Empowering every employee to do their part toward creating a welcoming and inclusive environment
- Globally aligned and locally relevant: Applying our global strategic framework to specific regional and local site needs

Our efforts focus on four I&D business outcomes:

- Activate and empower leaders
- Create an inclusive best place to work
- Cultivate a diverse workforce
- Lead in the marketplace and community

Health and Safety

We believe everyone deserves a safe workplace that supports their health and wellbeing. To help create this environment, we seek to continue to evolve our programs and resources to support employees' mental and physical wellbeing.

The COVID-19 pandemic placed a continued emphasis on health and safety at Marvell, and we took various steps to promote the health, safety and wellness of our employees during the crisis.

While our workplaces are mainly office facilities with limited safety hazards, we recognize the importance of preventing and addressing any risks that may occur. As a company, we work to prevent injury by focusing on ergonomics, employee training, maintenance, hazard reporting mechanisms and developing emergency action plans. We encourage our employees to report unsafe conditions.

Community Engagement

At Marvell, we are committed to giving back to the communities where we live and work. Our community engagement focuses on three key pillars:

- Humanitarian endeavors supporting organizations that combat hunger, poverty and homelessness
- Investing in innovative K–12 educational programs in science, technology, engineering and math (STEM)
- Giving back to the communities in which we work and live by championing community projects or initiatives to enrich the lives of our neighbors.

Ethics & Compliance

We are dedicated to a culture of honesty, integrity and transparency. Every employee at Marvell is responsible for helping to maintain this commitment. To thrive, we believe a business must have a foundation of transparency and a strong moral code. We are proud that we have built a company that we believe operates on these foundational tenets. As a guide, our Code of Business Conduct and Ethics (the "Code") contains requirements and expectations on a wide range of business practices, workplace policies and conduct by our employees. The Code applies to all Marvell employees, officers, vendors and Board. Annually, employees certify that they have read, understood and agree to abide by the Code. Every other year, employees complete training on the Code. New employees are also trained on the Code as part of their onboarding experience.

Political Contributions

Marvell does not make political contributions through money, time or in-kind services or engage with outside lobbyists. In addition, we do not have a political action committee, nor do we make contributions to third-party political action committees.

Forward-Looking Statements and Website References

Statements in this proxy statement and the materials or websites cross-referenced contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "strategy," "anticipates," "expects," "intends," "plans," "projects," "believes," "seeks," "estimates," "forecasts," "targets," "goals," "commits," "may," "can," "will," "would," and similar expressions identify such forward-looking statements. Such statements in this report concern the Company's goals, commitments or expectations regarding corporate responsibility and ESG matters, including our ESG strategy and reporting, climate change and environmental matters, human capital management, corporate governance and ethics and compliance matters, executive compensation matters, and business risks and opportunities. Such statements are not guarantees or promises that goals or commitments will be met, and in the context of this disclosures, may not be considered material for Securities and Exchange Commission (SEC) reporting purposes. The Company undertakes no obligation to update any forward-looking or other statements, whether as a result of new information, future events, or otherwise, and notwithstanding any historical practice of doing so. In addition, historical, current, and forward-looking corporate responsibility or ESG-related statements may be based on internal controls and processes that continue to evolve, standards for measuring progress that are still developing, and assumptions that are subject to change in the future. These statements involve known and unknown risks, uncertainties, and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. Factors that could cause actual results to differ materially from those predicted are described in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.

Website references and hyperlinks throughout this document are provided for convenience only. The content on the referenced websites is not incorporated into, and does not form a part of, this proxy statement.

Compensation Committee Interlocks and Insider Participation

During fiscal 2023 , the ECC consisted of the following persons: Edward Frank, Bethany Mayer, Tudor Brown, and Robert Switz. None of the members of the ECC who served during fiscal 2023 is a current or former officer or employee of Marvell or our subsidiaries or had any

relationship with us not otherwise disclosed herein under applicable SEC rules. In addition, to our knowledge, there are no compensation committee interlocks between us and other entities involving our executive officers or directors who serve as executive officers or directors of such other entities.

Director Qualifications

We are required to have a majority of independent directors who meet the definition of "independent director" under applicable Nasdaq and SEC rules. We are also required to have at least one member of our Audit Committee who meets the criteria for an "audit committee financial expert" as defined by SEC rules. We also believe it is appropriate for our Chief Executive Officer to serve on our Board.

The N&G Committee believes that the following specific, minimum qualifications must be met by a nominee for the position of director:

- The highest personal and professional ethics and integrity;
- The ability to work together with other directors, with full and open discussion and debate as an effective, collegial group;
- Current knowledge and experience in our business or operations, or contacts in the community in which we do business and in the industries relevant to our business, or substantial business, financial or industry-related experience; and
- The willingness and ability to devote adequate time and attention to our business.

When making its determination whether a nominee is qualified for the position of director, the N&G Committee may also consider such other factors as it may deem in the best interests of the Company and its stockholders, such as the following qualities and skills:

- Relationships that may affect the independence of the director or conflicts of interest that may affect the director's ability to discharge his or her duties;
- Diversity of perspective, opinion, experience, and background of the proposed director, including the need for financial, business, academic, public sector or other expertise on our Board or its committees, as well as gender and ethnic diversity; and
- An individual's skillset and experience together with those of other directors and potential directors compared to the Company's needs.

When evaluating a candidate for nomination, the N&G Committee does not assign specific weight to any of these factors or believe that all of the criteria should necessarily apply to every candidate. In addition, as part of the N&G Committee's goal of building a diverse board, the N&G Committee seeks out highly qualified diverse candidates (including women and minority candidates) to add to the Board. The N&G Committee assesses its effectiveness in this regard in connection with its annual director evaluation process.

Identifying and Evaluating Nominees for Director

The N&G Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of our Board. Candidates considered for nomination to our Board may come from several sources, including current and former directors, professional search firms and stockholder nominations. The N&G Committee considers all persons recommended in the same manner, regardless of the source of nomination.

A stockholder seeking to recommend a prospective nominee for the N&G Committee's consideration should submit the candidate's name and qualifications to our Chief Legal Officer and Secretary, Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054. Nominees for director are evaluated by the N&G Committee, which may retain the services of a professional search firm to assist it in evaluating potential nominees.

Our Bylaws permit proxy access for stockholders. Stockholders who wish to nominate directors for inclusion in our proxy statement, or directly at an Annual Meeting in accordance with the procedures in our Bylaws, should see "Future Stockholder Proposals and Nominations for the 2024 Annual Meeting" in this proxy statement for further information.

Board Leadership Structure

During fiscal 2023, the roles of the Chief Executive Officer and Chair of the Board were separate. In May 2016, Richard S. Hill was appointed to the Board and designated as non-executive Chair. Because we had an independent, non-executive Chair, the independent directors on the Board did not designate a lead independent director in fiscal 2023. Our Corporate Governance Guidelines provide that when the role of the Chair is combined with that of the Chief Executive Officer, the independent directors are required to appoint a lead independent director. As part of our annual governance review in March 2023, after considering the benefits and risks of a combined Chair/CEO leadership structure, market practices, and the Company's practices for ensuring independent Board oversight of management, our Board determined that combining the roles of Chair and Chief Executive Officer (in combination with a lead independent director) is the most effective leadership structure for the Company at this time. The Board believes this structure will provide the Company and the Board with strong leadership, appropriate independent oversight of management, and the ability to communicate the Company's business and strategy to stockholders, customers, employees, and the public in a single voice. We believe our lead independent director provides a strong counterbalance to the Chair including by facilitating independent oversight of management, promoting open dialogue among the independent directors during and in between Board meetings, leading executive sessions at each quarterly Board meeting without the presence of the Chief Executive Officer, and focusing on the Board's priorities and processes. Effective immediately following the Annual Meeting, the independent Board members have designated Mr. Murphy as Chair and Mr. Strachan as the lead independent director with the duties set forth in more detail in our Corporate Governance Guidelines described above.

Board Meeting Attendance

There were six meetings of our Board in fiscal 2023 , as well as numerous committee meetings. The number of meetings of each committee is set forth below in "Committees of our Board." Each of our current directors attended at least 75% of the total number of meetings of our

Board and committees on which such director served during the period such director served on the Board or committee. In addition, on average, our directors had an attendance rate in fiscal 2023 of greater than 98%. The independent directors met regularly in executive session in fiscal 2023 without the presence of the non-independent directors or members of our management.

Committees of Our Board

Our Board has three standing committees: the Audit Committee, the ECC and the N&G Committee. Committee membership as of the last day of fiscal 2023 was as follows:

NAME	AUDIT	ECC	N&G
Sara Andrews	Member	—	—
Tudor Brown	—	Member	—
Brad Buss	Member	—	Chair
Edward Frank	—	Member	Member
Rebecca House	—	—	Member
Richard S. Hill (Chair)	—	—	—
Marachel Knight	Member	—	—
Michael Strachan	Chair	—	—
Robert E. Switz	—	Chair	Member
Ford Tamer	—	—	—
Fiscal 2023 Number of Meetings	9	7	6

Our Board has adopted written charters for each of these committees, and copies of the charters are available on our website in the corporate governance section of our investor relations webpage. Each of the committee charters is reviewed annually by the respective committee, which may recommend appropriate changes for approval by our Board. None of the material on our website is part of this proxy statement or is incorporated by reference herein.

Audit Committee

The Audit Committee's responsibilities are generally to assist our Board in fulfilling its responsibility to oversee the quality and integrity of the accounting, auditing, and reporting practices of the Company. The Audit Committee's purpose is to oversee management's conduct of our accounting and financial reporting process. The Audit Committee also, among other things, reviews financial reporting filings with the SEC prior to issuance, appoints our independent registered public accounting firm, oversees our internal audit function and the independent registered public accounting firm, oversees risk management including cyber-security matters, and reviews and discusses with management and our independent registered public accounting firm the adequacy and effectiveness of our internal control over financial reporting as reported by management. The Audit Committee also reviews, ratifies and/or approves related party transactions.

Our Board has determined that each member of the Audit Committee meets the applicable independence, experience and other requirements of Nasdaq and the SEC. Our Board has determined that Messrs. Strachan and Buss are "Audit Committee financial experts" as defined by applicable Nasdaq and SEC rules.

Executive Compensation Committee

The ECC has the authority to determine the compensation for our Chief Executive Officer and all other executive officers. In addition, the ECC is responsible for administering incentive compensation and equity-based award programs for non-executive employees and reviewing and recommending changes to such plans.

The ECC may designate one or more subcommittees, consisting of one or more members of the ECC, that may exercise all the powers and authority of the ECC. A subcommittee of the ECC comprised of Mr. Switz meets monthly to approve new hire and follow-on equity grants for non-executive officers and employees. The subcommittee met twelve times in fiscal 2023. For more detail with respect to our equity grant practices, please see "Executive Compensation — Other Factors Considered in Determining Executive Compensation — Equity Grant Practices" below.

Our Board has determined that each member of the ECC meets the applicable independence requirements of Nasdaq and the SEC. In addition, each member of the ECC is a "non-employee director" under Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act").

Nominating and Governance Committee

The N&G Committee is responsible for developing and implementing policies and practices relating to corporate governance, including evaluating and monitoring implementation of our Corporate Governance Guidelines. The N&G Committee also reviews director compensation and recommends any changes to the Board, studies, and reviews with the Board the size and composition of our Board and its committees and screens and recommends candidates for election to our Board. The N&G Committee also reviews periodically with the Chair of the Board and the President and Chief Executive Officer the succession plans relating to positions held by executive officers, among other responsibilities. In addition, the N&G Committee maintains formal oversight responsibilities of our ESG activities.

Our Board has determined that each member of the N&G Committee meets the general independence requirements of Nasdaq and the SEC.

Role of Compensation Consultants and Absence of Conflict of Interest with Respect Thereto

The ECC engages executive compensation consulting firms to provide advice and market data relating to executive compensation. Such compensation consulting firms serve at the discretion of the ECC. Compensia Inc. ("Compensia") was engaged to provide advice and market data in fiscal 2023. The compensation consultant serves at the discretion of the ECC and provides analysis, advice, and guidance with respect to executive compensation.

The ECC charter provides that the ECC shall be directly responsible for the appointment, compensation and oversight of the work of any committee adviser retained by it, and the Company shall provide for appropriate funding, as determined by the ECC, for payment of reasonable compensation to any committee adviser, and ordinary administrative expenses of the ECC that are necessary or appropriate in carrying out its duties. The ECC may select a committee adviser, and receive advice from a committee adviser, only after taking into consideration all factors relevant to that person's independence from the Company's management, specifically including the following:

- The provision of other services to the Company by the committee adviser's employer;
- The amount of fees received from the Company by the committee adviser's employer, as a percentage of the total revenue of the committee adviser's employer;
- The policies and procedures of the committee adviser's employer that are designed to prevent conflicts of interest;
- Any business or personal relationship of the committee adviser with a member of the ECC;
- Any stock of the Company owned by the committee adviser; and
- Any business or personal relationship of the committee adviser or the committee adviser's employer with an executive officer of the Company.

Under SEC rules, the ECC must determine whether any work completed by a compensation consultant raised any conflict of interest, after considering the six independence-related factors listed above. For fiscal 2023, the ECC reviewed these six factors as they apply to Compensia and identified no conflicts of interest.

Additional information concerning the compensation policies and objectives established by the ECC and the respective roles of our Chief Executive Officer and the compensation consultants in assisting with the determination of compensation for each of the executive officers named in the Summary Compensation Table, referred to in this proxy statement as our "named executive officers," is included under the heading "Executive Compensation."

Director Nominations

The N&G Committee identifies, recruits, and recommends to our Board, and our Board approves, director nominees for election at each Annual Meeting and new directors for election by our Board to fill vacancies that may arise. Under our Bylaws, any director appointed by our Board is required to be voted upon by stockholders at our next Annual Meeting.

The nominees for election at this Annual Meeting were recommended and approved by the N&G Committee and our Board, respectively. The N&G Committee considers proposals for nomination from stockholders that are made in writing to our Chief Legal Officer and Secretary, Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054, that are timely and that contain sufficient background information concerning the nominee to enable proper judgment to be made as to his or her qualifications. For general information regarding stockholder proposals and nominations, see "Future Stockholder Proposals and Nominations for the 2024 Annual Meeting" included in this proxy statement.

Stockholder Communications with Our Board

Our Board has established a process for stockholders to send communications to our directors. If you wish to communicate with our Board or individual directors, you may send your communication in writing to: Chief Legal Officer and Secretary, Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054. You must include your name and address in the written communication and state whether you are a stockholder. The Chief Legal Officer and Secretary (or other officer acting in such capacity) will compile all such communications and forward appropriate communications to the relevant director or directors or committee of our Board based on the subject matter, or to the director or directors to whom such communication is addressed. We do not forward solicitations, junk mail or frivolous or inappropriate communications.

Director Independence

Our current Board consists of eleven directors, one of whom is currently employed by the Company (Mr. Murphy). The Board has determined that, among the nonemployee nominees for director at this Annual Meeting, each of Mses. Andrews, House and Knight, and Messrs. Brown, Buss, Strachan, Switz and Tamer are "independent" as such term is defined by the rules and regulations of Nasdaq and the SEC. Our Board has also determined that Ms. Mayer, who did not stand for election last year, was independent during the time she was on the Board during fiscal 2023. Our Board has also determined that Mr. Hill and Dr. Frank who are retiring from the Board effective as of the Annual Meeting are independent. For a director to be considered independent, our Board must affirmatively determine that neither the director nor any member of his or her immediate family has had any direct or indirect material relationship with us within the previous three years. In evaluating the independence of our non-employee directors, the Board considered certain transactions, relationships and arrangements between us and various third parties with which certain of our independent directors are affiliated including those that are disclosed under "Certain Relationships and Related Party Transactions" below, and determined that such transactions, relationships and arrangements were not material and did not interfere with such directors' exercise of independent judgment in carrying out their responsibilities as directors.

Board's Role in Risk Oversight

Our Board has an active role, as a whole and also at the committee level, in overseeing management of our risks. Our Board reviews on a quarterly (or more frequent basis) information regarding our liquidity, intellectual property, significant litigation matters and operations, as well as the risks associated with each of such items. For example, the Chief Legal Officer reviews litigation and legal matters quarterly with the Board. Our ECC is responsible for regularly reviewing with management the Company's major compensation-related risk exposures. The Audit Committee reviews and discusses with management its program to identify, assess, manage, and monitor significant business risks of the Company, including financial, operational, privacy, cyber-security, business continuity, legal and regulatory, compliance and reputational risks. The N&G Committee manages risks associated with the independence of our Board, potential conflicts of interest and ESG. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed either directly or through committee reports about such risks.

During fiscal 2023, our Board received reports on the most important strategic issues and risks facing the Company. In addition, our Board and its committees receive quarterly reports from our head of internal audit, our Chief Accounting Officer, our Chief Legal Officer, our Chief Compliance Officer, our Chief Information Officer and our Chief Information Security Officer and other senior management regarding enterprise risk management, litigation and legal matters, compliance programs and risks, cyber-security risks and other applicable risk-related policies, procedures and limits. We believe that our leadership structure supports our risk oversight function. As indicated above, certain important categories of risk are assigned to committees that review, evaluate, and receive management reports on risk.

Risks Related to Our Compensation Policies and Practices

As noted above, our ECC is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, as well as our compensation plans that generally apply to all employees. In connection with such oversight, the ECC worked with Compensia, the ECC's compensation consultant, to perform a risk assessment of our executive and equity compensation programs and governance practices. The purpose of this review was to determine whether such programs might encourage excessive or inappropriate risk taking that could result in a material adverse effect on the Company. During the fiscal year, Compensia, with the assistance of our management, reviewed these programs, taking into consideration many factors, including but not limited to:

- Compensation philosophy;
- Pay mix;
- Performance measures;
- Goal setting and funding mechanisms;
- Payment and timing;
- Incentives structure and policies;
- Ownership and trading guidelines;
- Leadership and succession; and
- Program governance.

The annual risk assessment concluded that the Company's compensation programs do not provide incentives to take risks that could have a material adverse effect on the Company.

Director Stock Ownership Guidelines

Each director is expected to have shares of common stock with a value equal to five times his or her basic annual cash retainer. Directors have five years to satisfy the guidelines from June 24, 2020, or the date such person is designated as being subject to the guidelines, whichever is later. While below the guideline, at any time, there is a minimum holding expectation for 50% of net after tax shares following vesting of restricted stock units until the guideline is met. All of the directors met the ownership guidelines as of our fiscal year-end either because they have attained the targeted ownership level or are still within their compliance period.

Annual Meeting Attendance

Although directors are encouraged to attend our Annual Meetings, we do not have a formal policy requiring such attendance. All of the director nominees for last year's Annual Meeting attended the meeting virtually or by telephone.

Compensation of Directors

Nonemployee directors receive both cash and equity compensation for their service as directors. Directors who are also employees of the Company, including Mr. Murphy, do not receive any additional compensation for their service as directors.

The Board, upon the recommendation of the N&G Committee, is responsible for reviewing the director compensation program and approving any changes. In September 2022, the N&G Committee reviewed our directors' compensation relative to the compensation peer group approved by the ECC. The N&G Committee, after consultation with Compensia, determined that certain elements of the existing director compensation program were aligned with market levels of compensation, but that the annual retainer should be increased from $75,000 to $100,000 and that the annual retainer for the Chair of the Board should be increased from $110,000 annually to $135,000 to better align with the peer group. Both of these compensation changes became effective in the fourth quarter of fiscal year 2023.

Cash Compensation

The annual fees for our nonemployee directors for fiscal 2023 are set forth below:

Cash Compensation Element	Cash Compensation Program for Fiscal 2023($)
Annual Retainer	100,000*
Chair fee	135,000*
Audit Committee Chair	30,000
Audit Committee Member	15,000
Executive Compensation Committee Chair	20,000
Executive Compensation Committee Member	10,000
Nominating and Governance Committee Chair	15,000
Nominating and Governance Committee Member	7,500

Fees increased for the fourth quarter of fiscal 2023 from $75,000 to $100,000 and from $110,000 to $135,000, respectively.

The retainer fees are paid in quarterly installments in arrears and are prorated for length of service as appropriate. Nonemployee directors serving on a committee receive either the applicable chairmanship fee or the membership fee, but not both. Nonemployee directors are reimbursed for travel and other reasonable out-of-pocket expenses related to attendance at Board and committee meetings. For a summary of the fiscal 2023 cash compensation paid to our nonemployee directors, please see the Director Compensation Table below.

Nonemployee directors have the ability to elect to take their cash compensation in the form of the Company's fully vested shares of common stock. Such election must be made during an open trading window in accordance with the Company's trading policies. No directors made such an election in fiscal 2023.

Equity Compensation

Our nonemployee directors are eligible to receive equity awards under the 1995 Stock Option Plan, which provides for the grant of various types of equity awards including restricted stock units ("RSUs"). Each nonemployee director who is elected or appointed at the Annual Meeting is automatically granted, immediately following the Annual Meeting, a RSU award (the "Annual RSU Award") for a number of shares with an aggregate fair market value equal to $235,000. The Annual RSU Award vests as to 100% of the shares on the earlier of the one-year anniversary of the date of grant or the next Annual Meeting. If a Board member joins the Board on a date after the Annual Meeting, the Annual RSU Award is pro-rated based on the Board member's length of service from joining the Board until the date of the next Annual Meeting.

Director Compensation Table — Fiscal 2023

The following table sets forth the total compensation paid to each of our nonemployee directors serving in such capacity during any portion of fiscal 2023.

Board Members	Fees Paid[1]	Stock Awards ($)[2]	Total
Sara Andrews[3]	74,739	256,957	331,696
Tudor Brown	91,250	199,692	290,942
Brad Buss	111,250	199,692	310,942
Edward Frank	98,750	199,692	298,442
Rebecca House[3]	41,875	198,447	240,322
Richard S. Hill	197,500	199,692	397,192
Marachel Knight	96,250	199,692	295,942
Bethany Mayer[3]	36,847	0	36,847
Michael Strachan	111,250	199,692	310,942
Robert E. Switz	108,750	199,692	308,442
Ford Tamer	81,250	199,692	280,942

[1]*The amounts in this column reflect the fee increases that became effective in the fourth quarter of fiscal year 2023.*

[2]*The dollar value of RSU awards shown represents the grant date fair value calculated on the basis of the fair market value of the underlying shares of common stock on the grant date in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). The actual value that a director will realize on each RSU award will depend on the price per share of our shares of common stock at the time the shares underlying the RSUs settle and are subsequently sold. There can be no assurance that the actual value realized by a director will be at or near the grant date fair value of the RSUs awarded.*

[3]*Ms. Andrews joined the Board mid-year during the fiscal year and received a prorated grant covering the time period from April 2022 to the date of the 2022 Annual Meeting in addition to the annual grant which was granted at the time of the 2022 Annual Meeting. Ms. House joined the Board shortly after the 2022 Annual Meeting and received a pro-rated grant from August 2022 to the date of the 2023 Annual Meeting. Ms. Mayer did not stand for election at the 2022 Annual Meeting and did not receive an annual grant on the day of the 2022 Annual Meeting.*

The following table provides the number of shares subject to outstanding RSUs held as of January 28, 2023 by each nonemployee director serving in that capacity during any portion of fiscal 2023, as applicable. Vesting of the nonemployee director RSUs is subject to the individual Board member's continued service through the vesting date. No nonemployee director currently receives stock options as compensation for his or her Board service, and no nonemployee director held any stock options as of January 28, 2023.

Board Members	Total RSU Awards Outstanding (#)	RSU Vesting Date
Sara Andrews	4,320	June 16, 2023
Tudor Brown	4,320	June 16, 2023
Brad Buss	4,320	June 16, 2023
Edward Frank	4,320	June 16, 2023
Richard S. Hill	4,320	June 16, 2023
Rebecca House	3,751	June 16, 2023
Marachel Knight	4,320	June 16, 2023
Michael Strachan	4,320	June 16, 2023
Robert E. Switz	4,320	June 16, 2023
Ford Tamer	4,320	June 16, 2023

PROPOSAL NO. 2
ADVISORY VOTE TO APPROVE
NAMED EXECUTIVE OFFICER COMPENSATION

Under Section 14A of the Exchange Act, our stockholders are entitled to vote to approve, on an advisory and non-binding basis, the compensation of our named executive officers as disclosed in accordance with the SEC's rules in the "Executive Compensation — Compensation Discussion and Analysis" section of this proxy statement, together with the compensation tables and the narrative disclosure related thereto. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. The say-on-pay vote is currently held on an annual basis. It is anticipated that the next advisory vote to approve named executive officer compensation will be conducted at our 2024 Annual Meeting.

The ECC oversees the development and administration of our executive compensation program, including the underlying philosophy and related policies. Our primary business objective is to create long-term value for our stockholders. To achieve this objective, the executive compensation program is intended to achieve the following goals:

- **Market Competitive:** Provide a market-competitive level of total compensation opportunity that reflects the individual named executive officer's role and ability to impact business performance.
- **Performance-Based:** Establish an explicit link between compensation and both overall business results and stockholder returns over short-and long-term periods.
- **Long-Term Focused:** Promote a long-term focus for our named executive officers through incentive compensation that vests over multiple years.
- **Aligned with Stockholders:** Align the interests and objectives of our named executive officers with furthering our growth and creating stockholder value through the use of equity awards.

The ECC believes that both the elements and level of fiscal 2023 compensation for our executive officers are consistent with the goals contained in our compensation philosophy, as well as the overall goal of emphasizing sustained share price growth, and that the performance-based equity awards further reinforce our compensation program goals.

Before casting your vote on this proposal, please review the Compensation Discussion and Analysis section of this proxy statement, and the related compensation tables and narrative disclosure carefully to understand the design of our named executive officer compensation program. We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory and, therefore, not binding on us, the ECC or our Board. However, the say-on-pay vote will provide us information regarding investor sentiment about our executive compensation philosophy, policies, and practices, which the ECC will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board and our ECC value the opinions of our stockholders and, to the extent there is any significant vote against the named executive officer compensation, we will consider our stockholders' concerns and the ECC will evaluate whether any actions are necessary to address those concerns. See section "Stockholder Engagement" of this Proxy Statement for more information on our recent stockholder engagement activities.

Board Recommendation and Required Vote
Our Board unanimously recommends that you vote **FOR** the approval of Proposal No. 2.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby **FOR** Proposal No. 2. Assuming the presence of a quorum, the required vote to approve the proposal is the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. Abstentions will have the same effect as an "against" vote, and broker non-votes will have no effect on the outcome.

ADVISORY VOTE ON THE FREQUENCY OF HOLDING AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under Section 14A of the Exchange Act, our stockholders are entitled to indicate, at least once every six years, how frequently we should seek an advisory and non-binding vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Proposal No. 2 of this proxy statement. By voting on this Proposal No. 3, stockholders may indicate whether they would prefer an advisory and non-binding vote on named executive officer compensation every one year, two years or three years. Stockholders may also abstain from voting. Stockholders are not voting to approve or disapprove the Board's recommendation on this item.

After careful consideration, our Board has determined that an advisory vote on executive compensation that occurs annually is the most appropriate alternative for the Company, and therefore our Board recommends that you vote for a one-year interval for the advisory vote on executive compensation.

We believe that an advisory say-on-pay vote should be conducted every year so that stockholders may annually express their views on the effectiveness of our executive compensation programs. We understand that our stockholders may have different views as to what is the best approach for us, and we look forward to hearing from our stockholders on this proposal.

Although the frequency vote is non-binding, the ECC and our Board will review the results of the vote and will consider stockholders' views and take them into account in determining the frequency of future advisory votes on executive compensation. Stockholders will be asked to vote on the frequency of an advisory vote on executive compensation at least once every six years.

Board Recommendation and Required Vote

Our Board unanimously recommends that you vote for **ONE YEAR**, on an advisory and non-binding basis, as the frequency of holding an advisory stockholder vote on executive compensation.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby for a frequency of **ONE YEAR** for the Say on Pay vote. Assuming the presence of a quorum, the required vote to approve the proposal is the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. Because there are three substantive voting options in respect of this proposal, it is possible that none of them would receive an affirmative vote of the majority of the voting power of the stock present in person or represented by proxy and entitled to vote. In such case, the frequency receiving the greatest number of votes cast (i.e., every year, every two years or every three years) will be considered the frequency selected by our stockholders. Abstentions will have the same effect as an "against" vote, and broker non-votes will have no effect on the outcome.

PROPOSAL NO. 4
APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting, stockholders will be asked to ratify the Audit Committee's appointment of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for the fiscal year ending February 3, 2024.

INFORMATION CONCERNING INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte has been our auditors and independent registered public accounting firm for our financial statements since February 22, 2016. Representatives of Deloitte are expected to be present at the Annual Meeting, and they will be given an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to any appropriate questions from stockholders.

Fees for Fiscal 2022 and Fiscal 2023

In addition to retaining Deloitte to audit the consolidated financial statements for fiscal 2023, we retained Deloitte to provide certain other professional services in fiscal 2023. Fees for fiscal 2022 are higher than prior fees due to substantial M&A activity during this year. The audit fees billed and expected to be billed by Deloitte for the indicated fiscal years and the fees billed for all other services rendered during the indicated fiscal years are as follows:

Type of Fee	Fiscal 2022 ($)	Fiscal 2023 ($)
Audit fees[1]	5,062,677	5,252,546
Audit-related fees[2]	4,838,818	608,750
Tax fees[3]	736,299	995,521
All other fees[4]	1,215,359	257,646
Total Fees	**11,853,153**	**7,114,463**

---

[1] Includes fees for audit services rendered for the audit of our annual financial statements, review of financial statements included in our quarterly reports on Form 10-Q and services that were provided in connection with statutory and regulatory filings or engagements.

[2] Includes fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements, including procedures to support statutory requirements, and certain due diligence related to acquisitions.

[3] Includes fees for tax compliance and advice and foreign tax matters.

[4] Includes fees for all other non-audit services, including permissible business and advisory consulting services and a subscription to an accounting regulatory database

Policy on Pre-Approval and Procedures

The engagement of Deloitte for non-audit accounting and tax services performed for us is limited to those circumstances where these services are considered integral to the audit services that Deloitte provides or in which there is another compelling rationale for using its services.

Pursuant to the Sarbanes-Oxley Act of 2002, all audit and permitted non-audit services for which the Company engages Deloitte require pre-approval by the Audit Committee, and all services reported in the table above were pre-approved accordingly. In June 2019, the Audit Committee approved a policy that allows the chair of the Audit Committee to pre-approve non-audit services to be provided by Deloitte without further approval of the full committee, on a case-by-case basis, provided that the fees and expenses for such services do not exceed $500,000 per engagement and that all such pre-approvals are communicated to the full committee at its next scheduled meeting.

Board Recommendation and Required Vote

Our Board unanimously recommends that you vote **FOR** Proposal No. 4.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby **FOR** the appointment of Deloitte. Assuming the presence of a quorum, the required vote to approve the proposal is the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. Abstentions will have the same effect as an "against" vote, and broker non-votes (unless the broker, bank or other nominee has and exercises discretionary authority to vote on such proposal) will have no effect on the outcome. In the event that the stockholders do not ratify the selection of Deloitte at the Annual Meeting, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in our stockholders' best interests.

REPORT OF THE AUDIT COMMITTEE

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended January 28, 2023. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates the information by reference in such filing.

The Audit Committee has reviewed and discussed our audited financial statements with management. The Audit Committee has reviewed and discussed the audited financial statements with Deloitte including such items as are required to be discussed by the applicable standards of the Public Company Accounting Oversight Board and the SEC. The Audit Committee has received from the independent registered public accounting firm, Deloitte, the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte the independence of the independent registered public accounting firm.

After review of the discussions and written correspondence described above, as well as such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to our Board that the audited financial statements for the last fiscal year be included in our Annual Report on Form 10-K for the fiscal year ended January 28, 2023. The Audit Committee appointed Deloitte as our independent registered public accounting firm for the year ending February 3, 2024, subject to our stockholders approving such appointment at the 2023 Annual Meeting.

The Audit Committee of the Board

Michael Strachan, Chair
Brad Buss
Marachel Knight
Sara Andrews

EXECUTIVE OFFICERS OF THE COMPANY

The following table shows information about our executive officers at the end of fiscal year 2023 and ages of our executive officers as of the Record Date:

NAME	TITLE	AGE
MATTHEW J. MURPHY	President and Chief Executive Officer	50
RAGHIB HUSSAIN	President, Products and Technologies	51
WILLEM MEINTJES	Chief Financial Officer	42
MITCHELL L. GAYNOR	Chief Administration and Legal Officer and Secretary*	63
DANIEL CHRISTMAN	Executive Vice President, Storage Products Group	51
DEAN E. JARNAC	Executive Vice President, Worldwide Sales	50
CHRIS KOOPMANS	Chief Operations Officer	46
DR. LOI NGUYEN	Executive Vice President, Optical and Copper Connectivity Group	63
NARIMAN YOUSEFI	Executive Vice President, Automotive, Coherent DSP and Switch Group	60

*Mr. Gaynor's title changed after the end of the fiscal year to Chief Administrative Officer effective April 2023. His prior title is used in the proxy statement when we are referring to fiscal year 2023.

All officers hold office for such term as may be prescribed by the Board and until their successor shall have been duly elected and qualified, or until their earlier death, disqualification, resignation or removal. Biographical information for each of the above-named officers is set forth below.

Matthew J. Murphy. Mr. Murphy's biography is included with the other members of the Board above.

Raghib Hussain served as Marvell's Executive Vice President for the Networking and Processors Group and Chief Strategy Officer from July 2018 to April 2021, and was promoted to President, Products and Technologies in April 2021. Prior to joining Marvell in 2018, Raghib served as the Chief Operating Officer of Cavium, Inc. ("Cavium"), a company he co-founded in 2000. Prior to launching Cavium, he held engineering roles at both Cisco Systems, Inc. and Cadence, Inc., and helped found VPNet Technologies, Inc., an enterprise security company. Raghib serves on the board of directors of Cirrus Logic, Inc. Raghib earned a Bachelor of Science in Computer Systems Engineering from NED University in Karachi, Pakistan, and a Master of Science in Computer Engineering from San Jose State University. He holds 40 patents in the fields of networking and security.

Willem Meintjes has served as Chief Financial Officer of Marvell since January 2023. Prior to serving as Chief Financial Officer, from June 2018 to January 2023, he served as the Company's Chief Accounting Officer and Treasurer. Prior to holding that position, starting in June of 2016, he served as the Company's Senior Vice President of Finance. Prior to joining the Company, he was Vice President and Corporate Controller at Newport Corporation from 2015 to June 2016, and Vice President and Controller at International Rectifier from 2013 to 2015. Mr. Meintjes holds both a Bachelor of Commerce in Accounting and a Bachelor of Commerce (Honours) in Accounting from the University of Johannesburg.

Mitchell L. Gaynor has served as Chief Administration Officer since April 2023. He served as Chief Administration and Legal Officer and Secretary of Marvell from April 2017 to April 2023, having previously served as Marvell's Executive Vice President, Chief Legal Officer and Secretary since May 2016. Prior to joining Marvell, from 2011 to 2015 he served as Executive Vice President, General Counsel and Secretary at Juniper Networks, Inc. ("Juniper"), a developer and marketer of networking products. In addition, while at Juniper he held a variety of executive roles including Senior Vice President, General Counsel and Secretary from February 2008 to February 2011 and Vice President, General Counsel, and Secretary from February 2004 to February 2008. Prior to Juniper, he served as Vice President and General Counsel at Portal Software, Inc. from 1999 to 2004 and in senior legal roles at Sybase, Inc. from 1993 to 1999, including General Counsel from 1997 to 1999. Mitch began his legal career at Brobeck, Phleger and Harrison, LLP in 1984. He holds a Juris Doctor degree from the University of California College of Law, San Francisco and a Bachelor of Arts in History from the University of California, Berkeley.

Daniel Christman has served as Executive Vice President of Marvell's Storage Products Group since January 2017. Dan joined Marvell in 2016 as Executive Vice President of Strategic Planning. From March 2015 through August 2016, Dan served as Chief Marketing Officer at ESS Technology, a manufacturer of computer multimedia products, where he was responsible for product roadmaps and strategy, as well as marketing and global customer relationships. Prior to that time, Dan spent 17 years at Maxim, which designs, manufactures and sells analog and mixed signal integrated circuits, in various executive and general management roles, most recently he served as Maxim's Vice President and General Manager of the Human Interface Business Unit from 2011 through 2015. Dan earned a Bachelor of Science in Electrical Engineering from Rensselaer Polytechnic Institute and a Bachelor of Science in Physics from State University of New York Oneonta and is a graduate of the Stanford Executive Program.

Dean E. Jarnac has served as Marvell's Executive Vice President of Worldwide Sales since March 2021 and prior to that he served as Marvell's Senior Vice President of Worldwide Sales from August 2019 to March 2021. He previously served as Marvell's Vice President of North America Sales and Global Distribution from April 2017 to August 2019. Prior to joining Marvell, he served as the Vice President, America Sales at Samsung Electro-Mechanics, a multinational electronic component company, from August 2016 until April 2017 and as Director,

Strategic Sales at Broadcom from January 2015 until July 2016. Prior to 2015 he held positions of increasing sales responsibility at Freescale Semiconductor, Inc., Altera Corporation and Advanced Micro Devices, Inc. He graduated from Purdue University with a degree in Computer and Electrical Engineering and holds a Master of Business Administration from Boston University.

Chris Koopmans has served as Marvell's Chief Operations Officer since March 2021. Prior to becoming Chief Operations Officer, Mr. Koopmans served as Executive Vice President of Business Operations from 2018 to 2019 and Executive Vice President of Marketing and Business Operations from 2019 to 2021, where he led corporate transformation strategies and programs, in addition to global corporate marketing. From 2016 to 2018, Mr. Koopmans led Marvell's Networking and Connectivity Business Group, and from June 2016 to December 2016 Mr. Koopmans led Global Sales and Marketing. Prior to joining Marvell in 2016, Mr. Koopmans served as Vice President and General Manager of Service Provider Platforms at Citrix Systems, where he drove the company's strategy for the communications service-provider market. Mr. Koopmans joined Citrix with the acquisition of ByteMobile in 2012, a company he had co-founded and served as Chief Operations Officer. Chris earned a Bachelor of Science in Computer Engineering from the University of Illinois and was subsequently awarded a National Science Foundation Graduate Research Fellowship.

Dr. Loi Nguyen has served as Marvell's Executive Vice President, Optical and Copper Connectivity Group since April 2021. He served as a founder and Vice President of Inphi Corporation from November 2000 until it was acquired by the Company in April 2021. From 1984 to 1988, Dr. Nguyen worked at the Honeywell Physical Sciences Center in Bloomington, Minnesota, while writing his graduate thesis on the development of GaAs devices. Dr. Nguyen holds seven U.S. patents and is an author of more than 50 scientific publications. He has served on technical committees of the IEEE International Electron Devices Meetings, the IEEE Device Research Conference and the IEEE International Solid State Devices Meetings. Dr. Nguyen holds Bachelor of Science and Ph.D. degrees in electrical engineering from Cornell University and a Master of Business Administration from the Anderson School of Management at UCLA.

Nariman Yousefi has served as Marvell's Executive Vice President, Automotive, Coherent DSP and Switch Group since April 2021. Prior to the Company's acquisition of Inphi Corporation, and from December 2016 to April 2021 he served as Senior Vice President of Inphi's Coherent DSP Business Group. Prior to joining Inphi, Nariman served as the Chief Executive Officer and President of Clariphy Communications. Prior to joining Clariphy, Nariman was a founding member and senior executive at Broadcom Corporation's Networking Group, where he oversaw product development from inception to market leadership. While at Broadcom, he held multiple executive roles including Senior Vice President and General Manager of the Enterprise Networking Group and Senior Vice President of Infrastructure Technologies. Prior to joining Broadcom, Nariman held engineering management positions with Standard Microsystems and Western Digital Corporation. Nariman studied electrical engineering at the University of California, Davis and received a Bachelor of Science in Electrical Engineering from the University of Pacific and a Master of Science in Electrical Engineering from the University of Southern California.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our shares as of January 28, 2023, except as noted otherwise, for:

- Each person or entity who is known by us to own beneficially more than 5% of our outstanding shares;
- Each of our directors and nominees for director;
- Each of our named executive officers in the Summary Compensation Table of this proxy statement; and
- All persons who were directors or executive officers as of January 28, 2023, as a group.

Name	Marvell Stock Beneficially Owned[1]	
	Number	Percent**
5% Stockholders:		
FMR LLC[2] 245 Summer Street Boston, MA 02210	127,977,138	14.95%
The Vanguard Group[3] 100 Vanguard Blvd Malvern, PA 19355	68,212,358	7.97%
BlackRock, Inc.[4] 55 East 52nd Street New York, NY 10055	55,324,969	6.46%
Directors and Named Executive Officers:		
Richard S. Hill, Chair of the Board[5]	61,005	*
Matthew J. Murphy, Director, President and Chief Executive Officer[6]	721,467	*
Sara Andrews, Director[5]	898	*
Tudor Brown, Director[5]	30,244	*
Brad Buss, Director[5]	75,223	*
Edward Frank, Director[7]	50,277	*
Rebecca House, Director[5]	0	*
Marachel Knight, Director[8]	6,431	*
Michael Strachan, Director[9]	57,079	*
Robert Switz, Director[10]	66,030	*
Ford Tamer, Director[11]	759,276	*
Raghib Hussain, President, Products and Technologies[12]	1,007,647	*
Willem Meintjes, Chief Financial Officer[5]	74,616	*
Christopher Koopmans, Chief Operations Officer[14]	121,658	*
Dan Christman, EVP Storage Products Group[13]	139,837	*
Jean Hu, Former Chief Financial Officer[5]	245,179	*
All current directors and executive officers as a group (19 persons)[15]	3,899,444	*

Less than one percent.

**The percentage of beneficial ownership for the following table is based on 856,042,395 Marvell shares issued and outstanding as of the date of this table.*

[1] *Unless otherwise indicated, to our knowledge, all persons listed have sole voting and investment power with respect to their Marvell stock, except to the extent authority is shared by spouses under applicable law. The number of Marvell shares beneficially owned by each stockholder is determined in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those Marvell shares with respect to which the stockholder has sole or shared voting or investment power and any Marvell shares that the stockholder has a right to acquire within 60 days after the date of this table through the exercise of any Marvell Option, warrant or other right. The percentage ownership of the outstanding Marvell stock, however, is based on the assumption, expressly required by the rules of the SEC, that only the person or entity whose ownership is being reported has converted Marvell options or warrants into Marvell stock.*

Unless otherwise noted, the amounts shown are based on information furnished by the people named. Amounts do not include shares subject to deferred vesting that do not vest within 60 days of the date of this table.

[2] *Holdings for FMR are as of December 31, 2022 and are based solely on information on Schedule 13G/A filed with the SEC on February 9, 2023. As disclosed therein, FMR reports sole voting power over 124,329,126 Marvell shares and sole dispositive power over 127,977,138 Marvell shares.*

[3] Holdings for Vanguard Group are as of December 31, 2022 and are based solely on information on Schedule 13G/A filed with the SEC on February 9, 2023. As reported therein, Vanguard Group reports shared voting power over 602,972 Marvell shares, sole voting power over 0 Marvell shares, sole dispositive power over 66,419,098 Marvell shares, and shared dispositive power over 1,793,260 Marvell shares.

[4] Holdings for BlackRock are as of December 31, 2022 and are based solely on information on Schedule 13G/A filed with the SEC on February 1, 2023. As reported therein, BlackRock reports sole voting power over 49,346,710 Marvell shares and sole dispositive power over 55,324,969 Marvell shares.

[5] Includes 0 Marvell RSUs and 0 Marvell Options scheduled to vest within 60 days after the date of this table and 0 vested Marvell Options.

[6] All Marvell shares are held by the Matthew and Laura Murphy Family Trust UTD 7/10/2007 of which Mr. Murphy and his spouse are the trustees.

[7] Includes 14,747 Marvell shares held by the Whitton Anne Frank 2015 Heritage Trust, of which Mr. Frank is the trustee, for the benefit of a member of his immediate family, 14,747 Marvell shares held by the Naomi Mantor Frank 2015 Heritage Trust, of which Mr. Frank is the trustee, for the benefit of a member of his immediate family, and 20,783 Marvell shares held directly by Mr. Frank.

[8] Shares held in trust for which Ms. Knight is the sole beneficiary and sole trustee.

[9] Includes 36,389 Marvell shares held by the Strachan Revocable Trust DTD 1/26/01 of which Mr. Strachan is a trustee and beneficiary; 12,860 Marvell shares held by Mr. Strachan's IRA and 7,830 Marvell shares held by his spouse's IRA.

[10] Shares held by the Robert E Switz Trust of which Mr. Switz is a trustee and in IRA accounts for Mr. Switz and his wife.

[11] Includes 443,193 Marvell shares held by the Fouad and Roula Tamer Revocable Trust dated 04/01/2004, of which Mr. Tamer is a trustee, for the benefit of a member of his immediate family and 316,083 Marvell shares held directly by Mr. Tamer.

[12] Includes 88,081 Marvell shares held in trusts for the benefit of Mr. Hussain's family members and 730,566 Marvell shares held directly by Mr. Hussain. Includes 189,000 vested Marvell options.

[13] Includes 92,203 Marvell shares held by the Christman Family Trust, U/A DTD dated 02/02/2011, of which Mr. Christman is a trustee, for the benefit of a member of his immediate family and 47,634 Marvell shares held directly by Mr. Christman.

[14] Includes 121,658 Marvell shares held by the he Christopher R. Koopmans and Heather J. Koopmans Family Trust.

[15] Includes 34,266 Marvell RSUs and 0 Marvell options scheduled to vest within 60 days after the date of this table. Includes 189,000 vested Marvell options. Does not include stock underlying outstanding restricted stock units subject to performance-based vesting requirements.

DELINQUENT SECTION 16(A) REPORTS

Pursuant to Section 16(a) of the Exchange Act and the rules promulgated thereunder, our officers, directors, and persons who beneficially own more than 10% of our shares are required to file with the SEC reports of stock ownership and change in ownership. Based solely on our review of such reports filed with the SEC, and representations from such reporting persons, during the fiscal year ended January 28, 2023, we believe that our officers, directors and greater than 10% stockholders filed all reports required by Section 16(a) timely, except that one Form 4 was one day late for each of Messrs. Hussain, Christman, and Yousefi due to administrative errors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Compensation Discussion and Analysis describes compensation paid to the following named executive officers for fiscal year 2023:

- Matthew J. Murphy, Director, President and Chief Executive Officer
- Raghib Hussain, President, Products and Technologies
- Willem Meintjes, Chief Financial Officer
- Christopher Koopmans, Chief Operating Officer
- Dan Christman, Executive Vice President, Storage Products Group
- Jean Hu, Former Chief Financial Officer

Executive Summary

Fiscal 2023 Highlights



Grew annual revenue **33%** year on year to **$5.92 billion**

Grew data infrastructure revenue **39%** year on year to **$5.22 billion**

Generated **$1.29 billion** in cash from operations

Annual revenue from the cloud end market grew by approximately **50%** year on year

Overview of Fiscal 2023 Executive Compensation

Our executive compensation program, as overseen by the ECC, is designed to implement our pay for performance philosophy. To support the Company's continued transformation and advancement, our compensation program directly links our financial and operational performance to the short-term and long-term incentives we use to reward our executives. Our program has been designed to provide a strong pay for performance alignment by delivering a target mix of fixed and variable compensation oriented towards performance that we believe will drive the creation of stockholder value, putting a substantial portion of each executive's target total direct compensation "at risk."(*)

(*) *For purposes of the these pie charts, the value of the performance-based equity grants is shown at target and calculated using the market value on the date of grant.*

CHIEF EXECUTIVE OFFICER
2023 TARGET PAY MIX



31% Fixed Pay

24% Time-Based Equity

12% Target Bonus

6% Salary

58% Perf-Based Equity

69% Perf-Based ("At Risk")

OTHER EXECUTIVE OFFICERS (AVG.)
2023 AVERAGE PAY MIX



32% Fixed Pay

25% Time-Based Equity

7% Salary

7% Target Bonus

61% Perf-Based Equity

68% Perf-Based ("At Risk")

Changes to Our Executive Compensation Program for Fiscal 2023

In fiscal 2023, in order to further align the interests of our executive officers with those of the Company's stockholders and enhance the competitiveness of our executive compensation program, the ECC made the following changes to the executive compensation program:

- Increased the performance-based component of our annual long-term incentive program from 60% to 70% of the grant value in performance-based restricted stock units for the CEO and from 55% to 60% of the grant value in performance-based restricted stock units for other executive officers, with a corresponding decrease in the time-based restricted stock unit ("RSU") component. These percentages do not include grants made in addition to the annual long term incentive program grants.

- Added the following financial performance multiplier to the annual TSR RSUs: Non-GAAP earnings per share compound annual growth rate (Non-GAAP EPS CAGR) percentile rank relative to our peer group. The multiplier is measured over the first two years of the three-year performance period and applied to the shares earned under the cumulative three-year TSR metric at the end of the period. The multiplier only applies if the Company ranks above the median of the peers and the resulting payout remains subject to an overall cap.

- Awarded an additional TSR RSU to our named executive officers, excluding our Chief Executive Officer, in December 2022 to enhance retention among the executive team, reinforce long-term shareholder value creation, and maintain the competitiveness of our executive compensation program. As a result of these additional performance-based grants, the average "At Risk" compensation for the Other Executive Officers in the above chart increased from 54% in fiscal 2022 to 68% in fiscal 2023.

- Increased the CEO's and executives' stock ownership guideline requirements from 5x to 6x base salary and from 2x to 3x base salary, respectively.

- Updated our peer group to include additional companies we compete against for executive talent.

- Adjusted the base salaries of our named executive officers and the target bonus percentages of our Chief Executive Officer and our Chief Operations Officer to better align with market.

- For the named executive officers other than the CEO and CFO, the payout formula for fiscal year 2023 under the Annual Incentive Plan was changed so that a 100% achievement of the individual performance goal would be increased to the same percentage of achievement as the Company performance goal if the Company performance goal exceeded 100% achievement.

Executive Compensation Framework: What We Do and What We Don’t Do

The Company’s executive compensation framework includes the following policies and practices, each of which reinforces our executive compensation objectives:

WHAT WE DO

- We emphasize the use of performance-based incentives so that a significant portion of our executives’ compensation is earned based on the achievement of performance goals.
- The ECC retains the services of an independent executive compensation consultant who provides services directly to the ECC.
- We regularly review the peer group we use for compensation comparisons to confirm it remains appropriate based on our revenue and market capitalization and competition for talent.
- We have stock ownership guidelines for our executive officers and non-employee directors.
- We have a “claw back” policy with respect to recoupment of executive officer cash and certain types of equity incentives in the event of a financial restatement.
- Our ECC reviews the risk profile of our compensation plans annually.
- We conduct an annual say-on-pay vote and regularly engage with stockholders to get their feedback.
- We impose limits on maximum incentive payouts.

WHAT WE DON’T DO

- We do not allow our directors, officers, and employees to engage in hedging or monetization transactions, including derivative transactions, short sales, or transactions in publicly traded options.
- We do not provide for “golden parachute” excise tax-gross-ups.
- We do not pay dividends or dividend equivalents on our unvested restricted stock units or on vested awards where the settlement has been deferred.
- We do not provide material perquisites.
- We do not guarantee payment under our AIP or our performance-based equity awards.
- We do not have special supplemental retirement plans for our executive officers.

Compensation Philosophy and Objectives

The Company's compensation philosophy is to pay for performance with the primary intention of creating long term value for our stockholders. To achieve this, our executive compensation program is based on the following objectives:

- **Market Competitive**: Provide a market-competitive level of total compensation opportunity that reflects the individual executive officer's role and ability to impact business performance;
- **Performance-Based**: Establish an explicit link between compensation and both overall business results and stockholder returns over short-and long-term periods;
- **Long-Term Focused**: Promote a long-term focus for our executive officers through incentive compensation that vests over multiple years; and
- **Aligned with Stockholders**: Align the interests and objectives of our executive officers and employees with furthering our growth and creating stockholder value through the use of equity awards.

Advisory Vote on Executive Compensation ("Say on Pay")

We hold an advisory vote to approve named executive officer compensation on an annual basis. At our 2022 Annual Meeting, we received support from approximately 93% of the votes cast for our fiscal 2022 named executive officer compensation. In light of the strong support, the ECC did not make any changes to the executive compensation program directly as a result of the vote. See section "Stockholder Engagement" of this Proxy Statement for more information on our recent stockholder engagement activities.

Determining Compensation for Our Named Executive Officers

The Role of the ECC

The ECC oversees the development and administration of our executive compensation program, including the underlying philosophy and related policies. The ECC members are independent members of the Board, as determined under the rules of Nasdaq and the SEC.

As part of its responsibilities, the ECC conducts an annual review of the base salary, target cash incentive opportunities and equity awards for our named executive officers and determines and approves their compensation packages and payouts. The ECC was assisted in this review in fiscal 2023 by its compensation consultant, and by senior members of the Company's human resources and legal departments.

The Role of the Compensation Consultant

Under its charter and in accordance with SEC and Nasdaq rules, the ECC has the authority to directly select and retain the services of its own compensation consultant who reports to the committee's chair. During fiscal 2023, the ECC engaged the services of Compensia as its compensation consultant. During fiscal 2023, Compensia did not provide services to the Company other than services to the ECC, and Compensia worked with the Company's management, as directed by the ECC, only on matters for which the ECC is responsible (except that the ECC requested that Compensia provide some assistance to the N&G Committee regarding its review of director compensation).

The ECC has reviewed and is satisfied with the qualifications, performance, and independence of Compensia. The ECC retains its compensation consultant to provide information, analysis, and advice regarding executive compensation; however, the ECC makes all decisions regarding the compensation of our executive officers.

Compensia attended meetings of the ECC during fiscal 2023, and provided the following services:

- Reviewed the Company's peer group for executive compensation purposes and provided recommendations with respect to the composition of the peer group;
- Evaluated the competitive positioning of base salaries, annual incentive, and long-term incentive compensation relative to our peer companies to support decision-making with respect to each executive officer;
- Advised on target award levels within the annual incentive and long-term incentive programs and, as needed, on actual compensation actions;

- Reviewed the Company's historical and projected equity utilization practices relative to market levels;
- Reviewed change in control and any executive severance plans or agreements;
- Assessed whether our compensation programs might encourage excessive or inappropriate risk taking that could have a material adverse effect on us and assisted with considering risk mitigation policies, such as our stock ownership guidelines; and
- Assisted with the preparation of the Compensation Discussion and Analysis for the 2022 proxy statement.

The Role of Management

One key objective of our executive compensation program is to align the program with stockholders' interests and our business strategy. To gain insight on day-to-day operations and what rewards and incentives would be most effective to achieve this alignment, the ECC may receive

input from the Company's senior management. During the fiscal year, the ECC also consulted with senior members of the Company's human resources and legal departments when formulating compensation plans, and members of those groups attended the ECC meetings. While the ECC seeks the input of management in its compensation deliberations, the ECC regularly meets in executive session without any members of management present, and no executive officer participates in the ECC's deliberations addressing the amount of his or her own individual compensation (although the Chief Executive Officer and Chief Administration and Legal Officer and Secretary participated in discussions regarding the overall design and targets of our compensation programs).

The Role of the Chief Executive Officer

Mr. Murphy meets with the ECC at its request and makes compensation recommendations for the senior executives who report to him but does not make a recommendation with respect to his own compensation. The senior executives are not present at the time such recommendations are discussed. Mr. Murphy's recommendations are based in part upon the compensation information gathered by the ECC's compensation consultant and the Company's human resources professionals. Mr. Murphy shares with the ECC his evaluation of each senior executive's performance and contributions. The ECC considers each senior executive's scope of responsibilities and experience, and balances these against competitive compensation levels, including retention requirements and succession potential.

The Role of Peer Groups and Benchmarking — Market Analysis

The ECC considers relevant market pay practices when setting executive compensation. In February 2022, Compensia recommended, and the ECC approved, the compensation peer group for fiscal 2023. In selecting peer companies, the following criteria were used to identify a group of industry and labor market competitors, including:

- **Ownership/Industry**: Independent, publicly-traded, U.S.-based, semiconductor industry companies (fabless, to the extent available); secondary industry sectors include software, hardware and communications
- **Revenue**: ~0.5x – 4x of Marvell
- **Market Capitalization**: 0.25 – 4x of Marvell
- **Refinement Considerations**: revenue growth, profitability and competition for employees

Ideally, the Company would be positioned near the median for both revenue and market capitalization; however, this has been challenging due to the limited number of similarly sized semiconductor industry companies and the Company's high market capitalization to revenue multiple (i.e., the Company is positioned below median on revenue and above median on market cap). In particular, several of the most important semiconductor competitors for relevant talent are substantially larger companies. Based on a review of the peer group relative to the selection criteria, the following changes were made to the peer group for fiscal 2023: F5, Juniper Networks, Maxim, and Xilinx were removed from the peer group, and five key business and labor market competitors were added (Broadcom, Micron Technology, QUALCOMM, Texas Instruments and Western Digital).

Advanced Micro Devices	Microchip Technology	Seagate Technology
Analog Devices	Micron Technology	Skyworks Solutions
Broadcom	NetApp	Synopsys
Cadence Design Systems	ON Semiconductor	Teradyne
Keysight Technologies	Palo Alto Networks	Texas Instruments
KLA	Qorvo	Western Digital
Lam Research	QUALCOMM	

Relative to the peer group at the time of approval, the Company ranked at approximately the 10th percentile on a last four quarters revenue basis (35th percentile based on next 4 quarter analyst estimates), 85th percentile on a one-year revenue growth basis and at the 65th percentile on market capitalization.

Elements of Compensation

Our fiscal 2023 executive compensation program consisted of four primary elements: base salary, short-term incentives, long-term incentives, and employee benefits.


Compensation Components
Annual Base Salary (cash)
Annual Incentive Plan (cash)
Long-term Incentive Plan (equity)
Benefits
Time-Based RSUs
Performance-Based TSR RSUs

Annual Base Salary

Base salary represents the fixed component of our executive compensation program. Base salaries are provided to:

- Recognize expertise, skills, knowledge, and responsibilities of our executives; reward individual performance and contribution to our overall business goals; and
- Attract and retain executive talent by providing competitive fixed amounts.

Annual Incentive Plan

Our short-term cash incentive program, the Annual Incentive Plan ("AIP"), is designed to:

- Provide additional focus on the achievement of annual company goals;
- Align total cash compensation with actual Company performance;
- Provide competitive total target cash compensation levels to attract and retain executive talent; and
- Reward our executives for the achievement of Company and individual goals.

Long-Term Incentive Equity Awards

For fiscal 2023, our long-term incentive compensation ("LTI") was granted in the form of time- and performance-based equity awards designed to:

- Attract and retain critical executive talent by providing a competitive earnings opportunity through our LTI program;
- Align the interests of our executives and our stockholders;
- Focus our executives on achieving and sustaining longer-term business results; and
- Reward and differentiate superior Company and executive performance.

Benefits and Perquisites

Our named executive officers are eligible to participate in our life, health and welfare benefit programs and our tax-qualified Section 401(k) plan on the same terms and conditions as our other salaried employees. We provide a life insurance benefit to all salaried employees, including our named executive officers, at the rate of two-and-a-half times annual base salary (rounded to the higher multiple of $1,000) or $1,000,000, whichever is less. We offer all full-time U.S. and most full-time non-U.S. employees, including our named executive officers, the ability to purchase our common shares at a discount under our ESPP.

Other than the benefits described above, our named executive officers did not receive any material employee benefits in fiscal 2023.

Marvell does not provide material perquisites to executive officers or directors. In very limited circumstances the company pays for reasonable travel expenses for spouses or significant others of named executive officers and directors if the Company requests attendance by such persons at company-sponsored events.

Executive Compensation Program for Fiscal 2023

As part of its responsibilities, the ECC conducts an annual review of the base salary, target cash incentive opportunities and equity awards made to our named executive officers and determines and approves their compensation packages and payouts.

The ECC reviews the practices of members of the peer group to better understand and assess the competitiveness of the compensation that the Company pays to its executives, both with respect to each compensation element and the overall compensation package. The ECC uses this information in its determinations and assessments but does not determine compensation strictly by benchmarking to the peer group. At the beginning of fiscal 2023, the ECC reviewed our executive compensation program, both in the context of our pay-for-performance philosophy and from a market perspective and set the total direct compensation for our named executive officers for fiscal 2023 taking into account individual performance, experience, criticality and retention for each executive.

Base Salary

The ECC retains the discretion to increase or decrease the base salaries for our executives from time to time. In fiscal 2023, the ECC increased based salaries for the named executive officers as noted below. The ECC determined that these adjustments were appropriate considering each individuals' performance in the prior fiscal year and after a review of the relevant market data.

Executives	Fiscal 2022 Base Salary ($)	Fiscal 2023 Base Salary ($)	Change (%)
Matthew J. Murphy	1,000,000	1,070,000	7.0
Raghib Hussain	600,000	640,000	6.7
Willem Meintjes*	422,000	440,000	4.3
Chris Koopmans**	470,000	540,000	14.9
Dan Christman	480,000	510,000	6.3
Jean Hu (former CFO)	575,000	640,000	11.3

*Mr. Meintjes was named Chief Financial Officer as of January 20, 2023 and his salary increased from $440,000 as of the beginning of fiscal 2023 to $600,000 as of such date, a 36% increase reflecting the increased responsibilities in connection with his promotion.

**Mr. Koopmans salary was increased in fiscal 2023 to reflect increased responsibilities assigned to him.

Annual Incentive Plan (AIP)

   Target Cash Incentive Opportunities

At the beginning of fiscal 2023, the ECC reviewed the design of the AIP, including a review of the target cash incentive opportunities established for each of the roles and a comparison of those percentages to the percentage target opportunity for similar roles at applicable peer companies. Based on this review, the ECC made the following changes to the target cash incentive opportunities (expressed as a percentage of base salary) for the named executive officers in fiscal 2023: the target was increased for Mr. Murphy from 150% to 200% and increased for Mr. Koopmans from 90% to 95%. Mr. Meintjes target bonus opportunity increased from 80% to 100% of salary beginning in fiscal 2024.

Executives	Base Salary ($)	Target Annual Cash Incentive (%)	Target Annual Cash Incentive ($)
Matthew J. Murphy	1,070,000	200	2,140,000
Raghib Hussain	640,000	100	640,000
Willem Meintjes*	440,000	80	352,000
Chris Koopmans	540,000	95	513,000
Dan Christman	510,000	90	459,000
Jean Hu (former CFO)	640,000	100	640,000

*Mr. Meintjes was named Chief Financial Officer as of January 20, 2023 and his bonus percentage increased from 80% of salary to 100% beginning in fiscal 2024. The fiscal 2023 AIP opportunity reflects Mr. Meintjes fiscal 2023 salary of $440,000 (i.e., his salary prior to his promotion to Chief Financial Officer) and 80% target.

   AIP Design — Corporate Performance Measures

The AIP is a cash incentive program that is designed to provide additional focus on the achievement of Company goals, align target total cash compensation with actual Company performance, provide competitive total cash targets to attract and retain executive talent, and reward

our executives for the achievement of Company goals. Under the AIP, the Company's executive officers are eligible to earn cash incentives based upon the achievement of pre-established performance goals. Total incentive opportunities for fiscal 2023 were based on the achievement of semi-annual targets but paid annually. The ECC split the annual targets into 1st and 2nd half targets. Incentive payouts may range between 0% and 200% of the target incentive opportunity. The ECC expressly retains the discretion to change any payouts under the Plan.

The fiscal 2023 AIP was based on three corporate financial metrics:

- revenue (45%),
- non-GAAP gross margin (defined as non-GAAP gross profits from continuing operations divided by revenue) (25%), and
- non-GAAP operating income margin (defined as non-GAAP operating income divided by net sales) (30%).

Non-GAAP financial measures may exclude the effect of share-based compensation expense, amortization of the inventory fair value, amortization of acquired intangible assets, acquisition and divestiture-related costs, restructuring and other related charges, resolution of legal matters, and certain expenses and benefits that are driven primarily by discrete events that management does not consider to be directly related to our core business. The non-GAAP performance metrics used for the AIP above, or for any performance-based equity grants, are determined by the ECC (in its sole discretion).

If the Company fails to achieve the threshold level for any of the above Company performance goals, no payout is awarded for that goal. The ECC determined that the combined application of all the metrics would make achievement difficult to meet at target and very difficult to meet at maximum payout.

Fiscal 2023 AIP Design — Individual Performance Goals

The ECC determined that it is desirable to provide for some limited variation in incentive compensation based on individual performance for some of the executive officers. For the Chief Executive Officer and the Chief Financial Officer, 100% of the payouts under the AIP are based solely on the Company performance goals described above. Because Mr. Meintjes was promoted to the role Chief Financial Officer near the end of fiscal 2023, his bonus was based on his prior position as Chief Accounting Officer. Payouts under the AIP for the other named executive officers are based 80% on the Company performance goals described above and 20% on individual performance goals that are established at the beginning of the year, provided, that overachievement on the 20% individual component is not permitted unless the achievement of the Company's performance goals is 100% or more. The individual performance goals were established by the Chief Executive Officer. The Company has omitted disclosure of the individual performance goals because disclosing this information would result in competitive harm to the Company.

Actual Performance Against Goals

The following tables present the fiscal 2023 AIP Company performance goals established by the ECC for the first half and second half of fiscal 2023 at threshold, target, high and maximum performance levels, and the actual fiscal 2023 performance for each of these metrics, each of which was tied to the annual operating plan approved by the Board.

Performance Metric (1st Half of FY23)	Annual Operating Plan				Scoring		
	Threshold	Target	High	Max	Actual	Score	Weight
Revenue (in 000's)	$2,410	$2,835	$2,977	$3,118	$2,964	145%	45%
Non-GAAP Gross Margin (%)	64.5%	65.0%	65.5%	66.0%	65.2%	121%	25%
Non-GAAP Operating Income Margin (%)	30.7%	35.0%	36.2%	37.4%	36.0%	140%	30%
Payout (% of Target)	0%	100%	150%	200%		138%	

Performance Metric (2nd Half of FY23)	Annual Operating Plan				Scoring		
	Threshold	Target	High	Max	Actual	Score	Weight
Revenue (in 000's)	$2,622	$3,085	$3,239	$3,393	$2,956	77%	45%
Non-GAAP Gross Margin (%)	63.6%	64.1%	64.6%	65.1%	63.8%	50%	25%
Non-GAAP Operating Income Margin (%)	33.0%	36.9%	38.0%	39.1%	35.0%	63%	30%
Payout (% of Target)	0%	100%	150%	200%		66%	

The score for each financial performance metric is determined by the actual achievement against the applicable targets (for example between Target and High) based on a straight-line interpolation of pay and performance. The combined achievement score for each half is based on the weighting of each metric. The total Corporate Achievement for the fiscal year based on the Financial Performance Metrics is 101.9%, which is the average of the first half and second half achievement levels. Based on of the Company's performance in fiscal 2023 against its financial performance objectives, each named executive officer was paid a percentage of his target cash incentive opportunity, as set forth below. The individual funding factor was determined by the ECC in consultation with the Chief Executive Officer and the named executive officers (other than the CEO) were deemed to have met their objectives at the levels set forth below. The bonus amounts for the named executive officers below (other than the CEO) is calculated by multiplying the target bonus by the Corporate Achievement (in this case 101.9%); 80% of this amount, equals the corporate funded amount (without further adjustment) and 20% of this amount is the individual funded amount. The

individual funded amount (in this case 20% of the amount described above) is then multiplied by the Individual Achievement Factor, the product of which equals the individual funded amount. The corporate funded amount is then added to the individual funded amount to derive the total payout of the Actual Annual Cash Incentive.

Executives	Target Annual Cash incentive ($)	Funding Factor Corporate	Funding Factor Individual	Actual Payout ($)
Matthew J. Murphy	2,140,000	101.9%	N/A	2,180,660
Raghib Hussain	640,000	101.9%	110%	665,200
Willem Meintjes	352,000	101.9%	130%	380,210
Chris Koopmans	513,000	101.9%	150%	575,020
Dan Christman	459,000	101.9%	100%	467,720
Jean Hu (former CFO)*	640,000	N/A	N/A	0

*Ms. Hu did not receive a bonus in light of her departure prior to the end of fiscal year 2023.

Equity Awards

Fiscal 2023 Equity Grants

To reinforce the importance of long-term value creation and alignment with shareholders in our overall compensation strategy, we changed the target mix of our annual equity awards to increase the percentage of equity granted in the form of performance-based awards from 60% to 70% for the CEO and from 55% to 60% for other executive officers. Similar to past years, to determine individual equity award amounts, the ECC considered each named executive officer's total direct compensation against that of similarly situated executives at the companies in our peer group, current performance and projected future contributions, as well as the retention value of his or her outstanding unvested equity from previously granted awards. The ECC approved grants to the named executive officers for fiscal 2023, which were comprised of time-based RSUs and TSR RSUs.

The grant date fair value of all stock awards is provided in the Fiscal 2023 Summary Compensation Table and the number of shares per equity vehicle at target are shown in the tables below.

April 2022 Equity Grants:

Executives	RSU # Shares	TSR RSU # Shares	Total Shares at Target (#)*
Matthew J. Murphy	73,807	172,216	246,023
Raghib Hussain	38,052	57,078	95,130
Willem Meintjes	9,185	13,778	22,963
Chris Koopmans	26,243	39,364	65,607
Dan Christman	26,243	39,364	65,607
Jean Hu (former CFO) (grants forfeited on termination of employment)	31,491	47,237	78,728

*Target is based solely on the TSR component of the grants.

April 2022 RSU Grants Vesting Terms. Subject to continued service with the Company, the RSUs will vest in equal quarterly installments over three years from the grant date. In addition to the above grants, Messrs. Koopmans and Christman received a second RSU award granted on April 15, 2022, due to an increase in responsibilities assumed by Mr. Koopmans and for Mr. Christman because his unvested equity was substantially lower than similarly compensated executive officers. Subject to continued service with the Company, these RSUs will vest in equal quarterly installments over three years from the grant date.

Executives	RSU # Shares
Chris Koopmans	16,402
Dan Christman	8,201

April 2022 TSR RSUs. Fiscal 2023 TSR RSUs vest based on our TSR performance relative to the S&P 500 Index over the performance period measured from April 15, 2022 to April 5, 2025, up to a maximum 200% of the target grant amount. In addition, the amount vesting may be increased by up to 150% based on the Non-GAAP EPS compound annual growth rate ("Non-GAAP EPS CAGR") for the Company measured against the Non-GAAP EPS CAGR for the companies in the peer group using the initial 2-year period of the performance period

("EPS Multiplier"). Notwithstanding the foregoing, the maximum payout of the product of (x) the relative total stockholder payout, multiplied by (y) the EPS Multiplier will not exceed 250% of the target grant amount. If the performance targets are met, the earned shares will vest on April 15, 2025, subject to continued service with the Company through such date.

For the TSR component: there will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels, rounded up to the nearest whole share. No shares are earned if TSR is 33 percentage points or more below the Index.

Performance Level	Versus the S&P 500 Index	Payout
Maximum	+33% over	200% of target
Target	Equal to Index	100% of target
Minimum	-33% under	0% of target

For the EPS Multiplier: actual performance will be calculated using a straight-line interpolation between the 50th percentile and the 75th percentile (rounding up to the nearest percent). In no circumstance will the EPS Multiplier result in reducing the shares earned under the relative total stockholder return metric. Notwithstanding the foregoing, maximum payout of the product of (x) the relative total stockholder payout, multiplied by (y) the EPS Multiplier will not exceed 250% of the target grant amount.

Percentile Rank in Peer Group	Multiplier
Equal to or less than 50th percentile	100%
At 75th percentile or higher	150%

December 2022 TSR RSUs

Typically, we only grant equity awards to our executive team in April (executives who receive mid year promotions and role changes may receive additional grants in connection with those changes). However, we believed it was necessary to award additional equity as we neared the end of the fiscal year in order to address retention concerns, ensure our executive team remained strongly aligned with stockholders and to reinforce long-term shareholder value creation. Given these objectives, the grant was 100% performance-based and subject to a long-term performance period. It included both a relative total shareholder return (TSR) and earnings per share (EPS) performance component. All of our named executive officers received such a grant other than our CEO. As a result of this additional award, the overall percentage of performance-based compensation and performance-based equity for these executive officers was higher in FY23 than in prior years and our target mix described above.

Executives	Target (#)*
Matthew J. Murphy	0
Raghib Hussain	77,073
Willem Meintjes	16,601
Chris Koopmans	53,358
Dan Christman	49,801
Jean Hu (former CFO)(grants forfeited on termination of employment)	65,215

_____

Target is based solely on the TSR component of the grants.

The December 2022 TSR RSUs are substantially similar to the grants made in April 2022 and vest based on our TSR performance relative to the S&P 500 Index over the performance period measured from December 15, 2022 to December 5, 2025, up to a maximum 200% of the target grant amount; provided, however, that unlike the April 2022 grants the TSR related payout percentage may not exceed 100% of the target amount if the Company's TSR is negative over the performance period. In addition, the amount vesting may be increased by up to 150% based on the EPS Multiplier. Notwithstanding the foregoing, the maximum payout of the product of (x) the relative total stockholder payout, multiplied by (y) the EPS multiplier will not exceed 250% of the target grant amount. If the performance targets are met, the earned shares will vest on December 15, 2025, subject to continued service with the Company through such date.

For the TSR component: there will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels, rounded up to the nearest whole share. No shares are earned if TSR is 33 percentage points or more below the Index and shares are capped at 100% of target payout if the Company's TSR over the period is negative.

Performance Level	Versus the S&P 500 Index	Payout
Maximum	+33% over	200% of target
Target	Equal to Index	100% of target
Minimum	-33% under	0% of target

For the EPS Multiplier: actual performance will be calculated using a straight-line interpolation between the 50th percentile and the 75th percentile (rounding up to the nearest percent). In no circumstance will the EPS Multiplier result in reducing the shares earned under the

relative total stockholder return metric. Notwithstanding the foregoing, maximum payout of the product of (x) the relative total stockholder payout, *multiplied by* (y) the EPS Multiplier will not exceed 250% of the target grant amount.

Percentile Rank in Peer Group	Multiplier
Equal to or less than 50th percentile	100%
At 75th percentile or higher	150%

Meintjes Promotion Equity Grant

Additional Promotion Award for Mr. Meintjes. In recognition of his promotion, the increased scope and responsibilities associated with the Chief Financial Officer role, as well as to align his pay with market, we awarded Mr. Meintjes an equity award in January 2023 with the same mix (60% TSR RSUs and 40% RSUs) and design parameters as the April annual grant he received as Chief Accounting Officer.

- 45,926 TSR RSUs that shall vest based on substantially the same performance terms as the grants made in December and vest based on our TSR performance relative to the S&P 500 Index over the performance period measured from December 15, 2022 to December 5, 2025, up to a maximum 200% of the target grant amount; provided, however, that the TSR related payout percentage may not exceed 100% of the target amount if the Company's TSR is negative over the performance period. In addition, the amount vesting may be increased by up to 150% based on the EPS Multiplier. Notwithstanding the foregoing, the maximum payout of the product of (x) the relative total stockholder payout, multiplied by (y) the EPS Multiplier will not exceed 250% of the target grant amount. If the performance targets are met, the earned shares will vest on January 15, 2026 (and not December 15, 2025 like the December 2022 grants), subject to continued service with the Company through such date.
- 30,617 RSUs that shall vest in quarterly installments over three (3) years from the grant date of January 15, 2023.

Settlement of Prior Performance Based Awards in Fiscal 2023

Measurement and Settlement in Fiscal 2023 of TSR RSUs Granted in Fiscal 2020

The fiscal 2020 TSR RSU awards were based on the achievement of performance objectives relating to the relative TSR of our common shares as compared to the TSR of the companies in the S&P 500 Index over the performance period measured from April 15, 2019 to April 5, 2022. There was a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example between Minimum and Target performance), rounded up to the nearest whole share. The rounded payout is one share in the event that performance achievement equals — 32.99% relative TSR.

Performance Level	Versus the S&P 500 Index	Payout
Maximum	+33% over	200% of target
Target	Equal to the Index	100% of target
Minimum	-33% under	0% of target

In fiscal 2023, each participating named executive officer earned shares at 200% of target (the maximum performance level), corresponding with a TSR of 325% compared to the S&P 500 Index TSR of 77% for the performance period, and those awards vested in fiscal 2023 as indicated below.

Name	Grant Date	Vest Date	Number of Shares Target	Number of Shares Earned
Matthew J. Murphy	4/15/19	4/15/2022	169,597	333,194
Raghib Hussain	4/15/19	4/15/2022	82,244	164,488
Willem Meintjes	4/15/19	4/15/2022	13,602	27,204
Chris Koopmans	4/15/19	4/15/2022	27,415	54,830
Dan Christman	4/15/19	4/15/2022	29,524	59,048
Jean Hu (former CFO)	4/15/19	4/15/2022	46,394	92,788

Share Repurchases Considerations

Historically, the Company has granted TSR RSUs that are earned and vest based on the relative TSR of the Company compared to an appropriate index (TSR RSUs), performance-based RSUs that are earned and vest based on metrics related to the Company's financial statements (FPM RSUs), performance-based RSUs that are earned and vest based on the achievement of a specific stock price (Value Creation Awards), and awards that vest partially based on TSR and partial based on Non-GAAP EPS CAGR. When granting performance-based awards that vest based on relative TSR, EPS or on the Company's stock price, the ECC takes into account the potential impact that share repurchases may have on the awards.

Other Factors Considered in Determining Executive Compensation

Employment Agreements

See the section in this proxy statement entitled "Employment Contracts, Severance Agreements and Change-in-Control Arrangements" for additional information on the terms of employment, severance and change in control agreements the ECC has approved with respect to the named executive officers. In 2016, the ECC approved entering into a severance agreement with Mr. Murphy concurrently with his commencement of employment, given the recent Board and management changes at the Company at that time. The Company does not have severance agreements in effect with the other named executive officers. The ECC annually reviews market and peer group severance and change in control agreement trends and practices, as well as the Company's severance and change in control agreements and policies.

Change in Control Severance Plan ("CIC Plan")

In June 2016, the ECC recommended, and the Company's Board adopted, the CIC Plan, the purpose of which is to provide specified payments and benefits to certain employees of the Company whose employment is subject to being either involuntarily terminated or voluntarily terminated for Good Reason under the circumstances described in the CIC Plan. The ECC has made several changes to that plan as part of its periodic reviews of market practices and trends. All capitalized terms are as defined in the CIC Plan. A copy of the CIC Plan can be found at Exhibit 10.21 to our Annual Report on Form 10-K as filed with the SEC on March 9, 2023.

The ECC designed the CIC Plan to protect key employees involved in certain transactions in order to facilitate a clear focus on what is best for stockholders by making the executives neutral to a potential transaction. The protections offered by tier were developed in consideration of market practice and trends, and the Company executives were slotted into tiers based on the ongoing executive team structure. Benefits are only payable upon the occurrence of an Involuntary Termination of employment during the period beginning on the signing of a definitive agreement to sell the Company and ending on the date that is 24 months following the Change in Control (i.e., double trigger).

The ECC has designated the following named executive officers as participants in the CIC Plan at the levels set forth following their names: Matthew J. Murphy (Tier 1); Raghib Hussain (Tier 2); Willem Meintjes (Tier 2); Chris Koopmans (Tier 2); and Dan Christman (Tier 2). Benefits payable with respect to the various tiers may be found in the section of this proxy statement entitled "Employment Contracts, Severance Agreements and Change-in-Control Arrangements."

Equity Grant Practices Policy

Our Board has adopted a policy with respect to our equity grant practices. Our current policy covers, among other things, the following:

- The ECC, or a subcommittee thereof, has the authority to approve equity award grants to employees, provided that only the ECC (and not a subcommittee thereof) may approve equity award grants to our executive officers.

- Equity award grants to newly hired employees are made monthly during regularly scheduled ECC or subcommittee meetings. An equity award proposal is generally prepared for consideration by the 15th day of the month following the month of the new employee's date of hire and granted using the average closing price of the Company's common stock for the 30 days prior to the grant date. These awards may only be granted by the ECC or a subcommittee of the ECC and are typically based upon the recommendation of the Chief Executive Officer or a set of guidelines approved by the ECC.

- Annual equity award grants to employees are generally made after the annual performance review process is completed and are scheduled to be made no later than the last Friday of April each year.

- The Company discontinued granting stock options during 2016 (other than in certain cases in connection with the conversion of options in a merger or other acquisition ("M&A") transaction) and has granted RSUs in lieu thereof. If the Company should grant stock options (other than in connection with an M&A transaction), such grants will not be made during any period of time commencing with the last day of a fiscal quarter and ending with the first full trading day following our earnings release for such quarter. If stock option awards have not been granted by the last Friday of the fiscal month of April, then option awards are to be granted during an "open window." This restriction does not apply to RSUs or other types of equity awards that do not include an exercise price related to the market price of our securities on the date of grant. Other than with respect to annual equity award grants, any equity award grants to executive officers must be made during an "open window." All stock option grants must have an exercise price per share no less than the per share fair market value of our shares of common stock on the date of grant, as determined under the appropriate U.S. financial accounting rules and the applicable rules and regulations under the U.S. securities laws.

Policy Concerning Recoupment of Executive Officer Incentives Following Restatement

In fiscal 2022, we amended our policy to expand the coverage from the Chief Executive Officer and Chief Financial Officer to all executive officers and increased the scope the compensation subject to the clawback to include certain types of equity grants. Under the amended policy, in the event that the Company is required to prepare an accounting restatement of its reported financial results due to the Company's material noncompliance with any financial reporting requirement under the United States securities laws that results from the fraud, intentional misconduct or gross recklessness of one or more executive officers, the Company may require any executive officer who is deemed to have caused or participated in events that resulted in the restatement due to the fraud, intentional misconduct or gross recklessness of such executive officer, to reimburse all or any portion of the cash and equity Incentive Compensation (defined below) earned by or paid to such executive officers for the period of such restatement (but in no event to exceed the three (3) fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement) that would not have otherwise been paid or earned based upon the restated financial results.

"Incentive Compensation" generally means all compensation that the Company awards, grants or pays to, or that is otherwise vested or earned by an executive officer based wholly or in part on the attainment of any Financial Reporting Measure (defined below).

"Financial Reporting Measure" means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, any measure derived wholly or in part from such financial information (including, but not limited to, non-GAAP financial measures); provided, however, that unless required by law, Financial Reporting Measures shall not include stock price or relative stock performance measures including, but not limited to, total stockholder return.

This policy applies in addition to any right of recoupment against the executive officers under Section 304 of the Sarbanes-Oxley Act of 2002. We are reviewing this policy and plan to timely amend it once the Nasdaq Stock Market adopts a SEC-approved listing standard complying with Exchange Act Rule 10D-1.

Stock Ownership Guidelines for Executive Officers

Our Board has established equity ownership guidelines for our executive officers designed to encourage long-term stock ownership and more closely link their interests with those of our other stockholders. These guidelines provide that the executive officers should have shares of common stock equal in value to (i) six times the annual base salary for the Chief Executive Officer (recently increased from five times salary), and (ii) three times their respective annual base salary for the other executive officers (recently increased from two times salary). Executive officers have five years to satisfy the guidelines from June 24, 2020, or the date such person is designated as being subject to the guidelines, whichever is later. The Board reviews progress against these guidelines annually and updates them as appropriate. The Board or the N&G Committee may discuss with the executive the reasons for a shortfall if it occurs more than five years after an executive officer becomes subject to the guidelines and more than three years after a promotion increases the guidelines expectation. While below the applicable guidelines, at any time, there is a minimum holding expectation for 50% of the net after tax shares following vesting of RSUs and performance-based RSUs, including TSR RSUs, until the applicable guideline is met. The 50% holding expectation also applies if an executive officer is short of the guideline following a promotion, change in base salary, or guideline policy change. All of our executive officers met, or were on target to meet, within the required timeframe, the increased ownership guidelines as of our fiscal year-end.

Insider Trading/Anti-Hedging and Anti-Pledging Policies

All employees, officers, and directors of, and consultants and contractors to, us or any of our subsidiaries are subject to our Insider Trading Prohibition Policy and Guidelines. The policy prohibits the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of material nonpublic information in securities trading. The policy also includes specific anti-hedging provisions.

To ensure compliance with the policy and applicable federal and state securities laws, it is our policy that all individuals subject to the policy must refrain from the purchase or sale of our securities except in designated trading windows or pursuant to preapproved Exchange Act Rule 10b5-1 trading plans. Even during a trading window period, certain identified insiders, which include the named executive officers and directors, must comply with our designated pre-clearance policy prior to trading in our securities.

All members of the Board, all employees (including executive officers) of, and consultants and contractors to, the Company (collectively, "Insiders") are prohibited from engaging in "short sales" of our securities or in trading "derivative securities" tied to our securities. We define a "derivative security" generally to be any security, the value of which is dependent to some degree on another security. Examples of the most common types of derivative securities include "warrants," "puts" and "calls." Stock options or other securities issued pursuant to Company benefit plans or other compensatory arrangements with the Company are not subject to this prohibition. Insiders are also prohibited from purchasing any other financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, and collars), or engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our stock. Insiders are permitted to invest in publicly offered funds that hold our stock, including mutual funds and exchange traded funds ("ETFs"), that are actively managed by an independent fund manager. Insiders are prohibited from investing in exchange funds also known as swap funds. An "exchange fund" allows an investor to "exchange" an individual stock, such as our stock, for shares in a fund of many pooled stocks. In addition, Insiders are prohibited from buying or selling interests in funds containing our securities on the basis of material nonpublic information about us.

Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in the Company's securities, our executive officers and certain other insiders are prohibited from holding Marvell securities in a margin account or pledging Marvell securities as collateral for a loan.

Tax Considerations

Under Section 162(m) of the IRC, the Company may not take a tax deduction for any compensation paid to its executive officers who are subject to Section 162(m) in excess of $1,000,000. Our ECC may consider the deductibility of compensation when making decisions but may authorize the payment of compensation that is not deductible when it believes it to be appropriate and in the best interests of the Company and our stockholders.

Accounting Considerations

We are required to estimate and record an expense for each equity award over its vesting period. The ECC reviews the effect of the compensation expense under FASB ASC Topic 718 for equity compensation to the named executive officers.

COMPENSATION COMMITTEE REPORT

The information contained in the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates the information by reference in such filing.

The ECC has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the ECC has recommended to our Board that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended January 28, 2023 (incorporated by reference) and this proxy statement.

The Executive Compensation Committee:

Robert Switz, Chair
Tudor Brown
Edward Frank

Compensation of Named Executive Officers

Fiscal 2023 Summary Compensation Table

In accordance with SEC rules, our named executive officers include the following: (1) the individual who served as our principal executive officer during the fiscal year; (2) the two individuals who served as our principal financial officer during the fiscal year; and (3) the three most highly compensated executive officers other than our principal executive officer and principal financial officer as of the end of the fiscal year.

The following table shows the compensation earned by our named executive officers for the fiscal years noted.

Name and Principal Position	Fiscal Year	Salary	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation ($)[3]	Total ($)
Matthew J. Murphy Director, President and Chief Executive Officer	2023	1,058,154	—	19,197,984	2,180,660	5,780	22,442,578
	2022	991,731	—	11,956,712	2,556,000	5,780	15,510,223
	2021	934,615	—	11,745,525	1,930,875	4,780	14,615,795
Raghib Hussain President, Products and Technologies	2023	633,231	—	11,677,149	665,200	5,780	12,981,360
	2022	595,865	—	10,116,511	973,920	5,780	11,692,076
	2021	567,308	—	4,860,619	772,800	4,780	6,205,507
Willem Meintjes* Chief Financial Officer	2023	440,646	—	6,617,010	380,210	5,780	7,443,646
Chris Koopmans* Chief Operations Officer	2023	528,154	—	9,063,831	575,020	5,780	10,172,785
	2022	465,038	—	1,942,390	745,830	5,780	3,159,039
Dan Christman EVP, Storage Business Group	2023	504,923	—	8,357,393	467,720	5,780	9,335,816
	2022	476,692	—	2,266,051	718,500	5,780	3,467,024
	2021	456,923	—	1,851,692	548,136	4,780	2,861,531
Jean Hu Former Chief Financial Officer	2023	616,692	—	9,747,105	0	5,780	10,369,577
	2022	570,865	—	3,453,056	979,800	5,780	5,009,501
	2021	534,615	—	2,777,480	745,250	4,780	4,062,125

---

* Mr. Meintjes was not an Executive Officer in 2021 or 2022. Mr. Koopmans was not an executive officer in 2021.

[1] The dollar value of the time-based RSUs and TSR RSUs shown in this column represents the grant date fair value calculated on the basis of the fair market value of the underlying shares of common stock in accordance with FASB ASC Topic 718, with the dollar value of the TSR RSUs based on target performance (i.e., the probable achievement level as of the grant date). The actual value that a named executive officer will realize on each time-based RSU award and TSR RSU award will depend on the price per share of our shares of common stock at the time shares received in settlement of the awards are sold. There can be no assurance that the actual value realized by a named executive officer will be at or near the grant date fair value of the time-based RSUs or TSR RSUs awarded. For TSR RSUs, where the number ultimately issuable may vary, the following table shows the number of shares issuable and the grant date fair value at maximum performance.

	Number of Shares Issuable at Maximum Performance (#)	Estimated Future Payout at Maximum Performance ($)
Matthew J. Murphy	430,540	14,704,000
Raghib Hussain	335,378	9,360,000
Willem Meintjes	190,763	4,824,000
Chris Koopmans	231,805	6,467,000
Dan Christman	222,913	6,260,000
Jean Hu (former CFO)(awards forfeited on termination of employment)	n/a	n/a

[2] The amounts shown in this column represent annual cash incentive awards earned by the named executive officers under the AIP. Further information regarding the fiscal 2023 awards is included in the section entitled "Executive Compensation Program for Fiscal 2023 — Annual Incentive Plan (AIP)" in the Compensation Discussion and Analysis section of this proxy statement.

[3] The amounts shown in this column for fiscal 2023 include for each named executive officer the Company's 401(k) plan matching contributions in the amount of $5,000 and premiums for basic life insurance in the amount of $780.

Grants of Plan-Based Awards in Fiscal 2023 Table

The following table shows the plan-based equity and non-equity awards for fiscal 2023 for our named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Stock Awards Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Matthew J. Murphy	—	0	2,140,000	4,280,000	—	—	—	—	—
	4/15/2022	—	—	—	—	—	—	73,807	4,494,182
	4/15/2022	—	—	—	0	172,216	430,540	—	14,703,802
Raghib Hussain	—	0	640,000	1,280,000	—	—	—	—	—
	4/15/2022	—	—	—	—	—	—	38,052	2,317,024
	4/15/2022	—	—	—	0	57,078	142,695	—	4,873,320
	12/15/2022	—	—	—	0	77,073	192,683	—	4,486,805
Willem Meintjes	—	0	352,000	704,000	—	—	—	—	—
	4/15/2022	—	—	—	—	—	—	9,185	559,284
	4/15/2022	—	—	—	0	13,778	34,445	—	1,176,366
	12/15/2022	—	—	—	0	16,601	41,503	—	966,427
	1/15/2023	—	—	—	—	—	—	30,617	1,233,773
	1/15/2023	—	—	—	0	45,926	114,815	—	2,681,160
Chris Koopmans	—	0	513,000	1,026,000	—	—	—	—	—
	4/15/2022	—	—	—	—	—	—	26,243	1,597,963
	4/15/2022	—	—	—	—	—	—	16,402	998,734
	4/15/2022	—	—	—	0	39,364	98,410	—	3,360,898
	12/15/2022	—	—	—	0	53,358	133,395	—	3,106,236
Dan Christman	—	0	459,000	918,000	—	—	—	—	—
	4/15/2022	—	—	—	—	—	—	26,243	1,597,963
	4/15/2022	—	—	—	—	—	—	8,201	499,367
	4/15/2022	—	—	—	0	39,364	98,410	—	3,360,898
	12/15/2022	—	—	—	0	49,801	124,503	—	2,899,165
Jean Hu	—	0	640,000	1,280,000	—	—	—	—	—
	4/15/2022	—	—	—	—	—	—	31,491	1,917,518
	4/15/2022	—	—	—	0	47,237	118,093	—	4,033,095
	12/15/2022	—	—	—	0	65,215	163,038	—	3,796,491

[1] The amounts represent the threshold, target, and maximum dollar payouts under our AIP for fiscal 2023. There is no payout at threshold performance. Actual amounts earned are shown in the "Non- Equity Incentive Compensation" column of the preceding Summary Compensation Table of this proxy statement. Further information regarding this plan is included in the section entitled "Executive Compensation Program for Fiscal 2023 — Annual Incentive Plan (AIP)" in the Compensation Discussion and Analysis section of this proxy statement.

[2] These fiscal 2023 TSR RSU awards are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over a three-year performance period measured. There will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example between minimum and target performance), rounded up to the nearest whole share. The payout is zero for performance achievement at negative 32.99% relative TSR . The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth during the applicable measurement period relative to the members of a custom peer group. Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. Further information regarding the awards may be found in the section entitled "Executive Compensation Program for Fiscal 2023 — Equity Awards" in the Compensation Discussion and Analysis section of this proxy statement.

[3] These RSUs vest in equal quarterly installments over three years following the grant date.

[4] The dollar value of stock awards shown represents the grant date fair value calculated on the basis of the fair market value of the underlying shares of common stock on the grant date in accordance with FASB ASC Topic 718, with the dollar value of the TSR RSUs based on target performance (i.e., the probable achievement level as of the grant date). The actual value that a named executive officer will realize on each stock award will depend on the price per share of our shares of common stock at the time shares underlying the stock awards are sold. There can be no assurance that the actual value realized by a named executive officer will be at or near the grant date fair value of the stock awarded.

Outstanding Equity Awards at Fiscal 2023 Year-End

Time-Based and Performance-Based Restricted Stock Units at Fiscal Year-End

	Stock Awards			
Name	Number of RSUs That Have Not Vested (#)[1]	Market Value of RSUs That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned RSUs That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market Value of Unearned RSUs That Have Not Vested ($)[12]
Matthew Murphy	14,911[4]	659,812	—	—
	—	—	437,376[5]	19,353,888
	37,584[6]	1,663,092	—	—
	—	—	135,302[7]	5,987,114
	55,356[8]	2,449,503		
	—	—	172,216[9]	7,620,558
Raghib Hussain	6,959[4]	307,936	—	—
	—	—	167,000[5]	7,389,750
	16,529[6]	731,408	—	—
	—	—	48,483[7]	2,145,373
	28,539[8]	1,262,851	—	—
			57,078[9]	2,525,702
	—	—	77,073[10]	3,410,480
Willem Meintjes	1,160[4]	51,330		
			27,834[5]	1,231,655
	2,691[6]	119,077		
			7,893[7]	349,265
	6,889[8]	304,838		
			13,778[9]	609,677
			16,601[10]	734,594
	30,617[11]	1,354,802		
			45,926[10]	2,032,226
Chris Koopmans	2,320[4]	102,660		
			55,668[5]	2,463,309
	6,920[6]	306,210		
			20,296[7]	898,098
	19,683[8]	870,973		
	12,302[8]	544,364		
			39,364[9]	1,741,857
			53,358[10]	2,361,092
Dan Christman	2,651[4]	117,307	—	—
	—	—	63,620[5]	2,815,185
	8,073[6]	357,230	—	—
	—	—	23,678[7]	1,047,752
	19,683[8]	870,973	—	—
	6,151[8]	272,182		
			39,364[9]	1,741,857
	—	—	49,801[10]	2,203,694

Options at Fiscal Year-End

Name	Option Awards			
	Number of Securities Underlying Unexercised Options: Exercisable	Number of Securities Underlying Unexercised Options: Unexercisable	Options: Excise Price	Option Expiration Date
Raghib Hussain	72,976	—	$12.12	2/10/2023
	116,024	—	$16.32	2/11/2027

(1) *In addition to time-based RSUs, this column also includes performance-based awards granted under our equity incentive plan for which the relevant performance condition has been satisfied but remain subject to continued time-based vesting.*

(2) *The price per share of our shares of common stock on the last trading day of fiscal 2023 was $44.25 as reported on the Nasdaq Global Select Market on January 27, 2023. The market value of the unvested RSUs is equal to the applicable number of RSUs multiplied by $44.25.*

(3) *Performance-based awards granted under our equity incentive plan are reported in this column at target for awards with expected payouts above threshold but below target. Awards with expected payouts above target payout are reported at maximum payout.*

(4) *These RSUs granted on April 15, 2020 will vest in full on April 15, 2023.*

(5) *The fiscal 2021 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from April 15, 2020 to April 5, 2023. There will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. If the performance target is met, the earned shares will vest on April 15, 2023.*

(6) *These RSUs granted on April 15, 2021 will vest in 5 remaining equal quarterly instalments from April 15, 2023 through April 15, 2024.*

(7) *The fiscal 2022 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from April 15, 2021 to April 5, 2024. There will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. If the performance target is met, the earned shares will vest on April 15, 2024.*

(8) *These RSUs granted on April 15, 2022 will vest in 9 remaining equal quarterly instalments from April 15, 2023 through April 15, 2025.*

(9) *The fiscal 2023 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from April 15, 2022 to April 5, 2025. There will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from FY 2022 to FY 2024 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's FYE 2022, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2024. If the performance target is met, the earned shares will vest on April 15, 2025.*

(10) *The Second fiscal 2023 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from December 15, 2022 to December 5, 2025. There will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from FY 2023 Q3 to FY 2025 Q3 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's FY 2023 Q3, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2024. If the performance target is met, the earned shares will vest on December 15, 2025.*

(11) *These RSUs granted on January 15, 2023 will vest in 12 remaining equal quarterly instalments from April 15, 2023 through January 15, 2026.*

(12) *The market value of the awards is based on the target payout using the closing price of our common stock as of January 27, 2023, which was $44.25.*

Stock Vested in Fiscal 2023

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Matthew J. Murphy	452,953	25,987,325
Raghib Hussain	238,179	13,925,538
Willem Meintjes	37,426	2,141,416
Chris Koopmans	82,588	4,621,691
Dan Christman	87,180	4,908,578
Jean Hu	130,271	7,426,112

(1) *Value realized on vesting equals the number of vested shares multiplied by the market value of the Company's shares on the vesting date.*

Options Exercised in Fiscal 2023

There were no options exercised in fiscal 2023.

Pension Benefits and Nonqualified Deferred Compensation

None of our named executive officers received any pension benefits during fiscal 2023.

None of our named executive officers contributed to or received earnings from a nonqualified deferred compensation plan during fiscal 2023.

Chief Executive Officer Pay Ratio

Pursuant to Item 402(u) of Regulation S-K, we are required to disclose the ratio of the annual total compensation of our principal executive officer to the annual total compensation of our median employee. During fiscal 2023, the principal executive officer of the Company was our President and Chief Executive Officer, Matthew J. Murphy. For fiscal 2023, Mr. Murphy's annual total compensation, as disclosed in the Summary Compensation Table, was $22,442,578 and our median employee's annual total compensation was $175,972, resulting in a pay ratio of approximately 127.5 to 1.

In accordance with Item 402(u) of Regulation S-K we identified the median employee as of December 30, 2022 by (i) aggregating for each applicable employee (A) annual base salary for salaried employees (or hourly rate multiplied by the estimated annual work schedule, for hourly employees), (B) the target incentive compensation, and (C) the estimated grant date fair value for employee equity awards granted in the fiscal year and ranking this compensation measure for our employees from lowest to highest. Amounts paid in foreign currencies were converted into U.S. Dollars using the average annual exchange rate as of the determination date, and we annualized the compensation of permanent employees that worked for less than the full year. This calculation was performed for all employees of the Company as of December 30, 2022, excluding Mr. Murphy.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Employment Contracts, Severance Agreements and Change-in-Control Arrangements

During fiscal 2023, we had the following agreements with our named executive officers:

Matthew J. Murphy. As part of the offer letter that the Company entered into in connection with the recruitment of Mr. Murphy as President and Chief Executive Officer in 2016, the Company entered into a Severance Agreement with Mr. Murphy that provides for certain severance benefits should he be terminated in the future. Following the Company's annual review of executive severance agreements, during fiscal year 2023, the parties extended the agreement's duration and made certain other changes. The terms of the amended Severance Agreement are summarized below.

If Mr. Murphy's employment is terminated by the Company for other than "Cause" or if he resigns for "Good Reason" (both as defined in the Severance Agreement), provided he executes and does not revoke a release of claims in a form provided by the Company, he will receive: (a) a lump sum separation payment equal to the sum of two times his then annual base salary, (b) 100% of his target cash incentive, (c) reimbursement for 12 months of medical insurance premiums, and (d) acceleration of certain equity grants as described below. For each "Equity Award" (as defined in the Severance Agreement): Notwithstanding anything to the contrary in any plan, agreement, or arrangement governing an Equity Award, (a) for each Equity Award subject only to time-based vesting, the vesting will be accelerated as if he had remained employed through the date 18 months following the termination of employment date, (b) for each Equity Award subject to performance-based vesting to the extent performance measurement has been completed and shares based on that performance will vest thereafter solely based on time, the vesting will be accelerated as if he had remained employed through the date 18 months following the termination of employment date, (c) for each Equity Award subject to performance-based vesting to the extent the performance measurement has not been completed, then the vesting of shares subject to each Equity Award will be accelerated by multiplying the number of shares at Target by the Pro Rata Acceleration Fraction (as defined below), and (d) for each Equity Award subject to performance-based vesting to the extent one but not all of the performance measurement components have been completed (for example, the Earnings Per Share performance multiplier component in the April 2022 annual focal grants has been completed but the Total Shareholder Return performance component has not been completed), then the vesting of shares subject to each such Equity Award will be accelerated by (i) multiplying the number of shares at Target by the Pro Rata Acceleration Fraction (as defined below) the result of which is then multiplied by the completed performance measurement. The Pro Rata Acceleration Fraction means the fraction in which the numerator is the number of days elapsed starting on the date of grant of the Equity Award until termination of employment in accordance with the Severance Agreement divided by the total number of days in the performance measurement period (provided, however, in the event there are 2 performance measurement periods for a particular Equity Award, then the longest period is used for purposes of the Pro Rata Acceleration Fraction). For purposes of this Agreement "Equity Award" means any equity awards covering shares of the Company's common stock, including stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, performance shares and/or any other equity-based awards. The amended Severance Agreement shall terminate upon the later of (i) January 1, 2026, or (ii) if Mr. Murphy is terminated involuntarily by the Company without Cause prior to January 1, 2026, the date that all of the obligations of the parties hereto with respect to this agreement have been satisfied.

Mr. Murphy is also a Tier 1 participant in the Company's CIC Plan, which provides the following benefits upon an "Involuntary Termination" within the time period beginning on the date that the Company enters into a definitive agreement whose consummation would result in a Change

in Control and ending on the date that is 24 months following the Change in Control: (i) lump sum payment equal to 24 months of annual base salary, (ii) 200% of annual target cash incentive for the fiscal year in which an involuntary termination occurs, (iii) annual target cash incentive for the fiscal year in which an involuntary termination occurs pro-rated for the number of full months employed during the fiscal year, (iv) acceleration of 100% of outstanding and unvested equity awards (with performance-based equity awards subject to adjustment as set forth in the CIC Plan), and (v) reimbursement of 24 months of continued health coverage. If the provisions of the Company's CIC Plan are triggered in connection with termination of his employment and he receives the severance benefits provided therein, he will not be eligible for the severance payments under the severance agreement.

For purposes of the Company's CIC Plan, an "Involuntary Termination" means a termination by a participant for "Good Reason" (as defined in the CIC Plan), or a termination of the participant's employment by the Company for reason other than "Cause", death or "Disability" (each, as defined in the CIC Plan).

Raghib Hussain, Willem Meintjes (upon appointment to Chief Financial Officer), Chris Koopmans, and Dan Christman. Ms. Hu was, and Messrs. Hussain, Meintjes, Koopman, and Christman are Tier 2 participants in the Company's CIC Plan, which provides the following benefits upon an "Involuntary Termination" within the time period beginning on the date that the Company enters into a definitive agreement whose consummation would result in a Change in Control and ending on the date that is 24 months following the Change in Control: (i) lump sum payment equal to 18 months of annual base salary, (ii) 150% of annual target cash incentive for the fiscal year in which an involuntary termination occurs, (iii) annual target cash incentive for the fiscal year in which an involuntary termination occurs pro-rated for the number of full months employed during the fiscal year, (iv) acceleration of 100% of outstanding and unvested equity awards (with performance-based equity awards subject to adjustment as set forth in the CIC Plan), and (v) reimbursement of 18 months of continued health coverage.

Indemnification Arrangements

We have agreed to indemnify certain current and former directors, officers and employees of us and our subsidiary Marvell Semiconductor, Inc. for reasonable costs and expenses incurred by such individuals in connection with certain civil actions and governmental investigations relating to our past stock option granting practices. Our agreement to pay reasonable fees and costs is subject to each individual's agreement to reimburse us in the event that it is subsequently determined that the individual is not entitled to indemnification under the Bylaws or applicable law.

We have also entered into a standard form of indemnification agreement with each of our named executive officers and directors.

Potential Payments on Termination or Change in Control

The following table shows the potential payments upon termination of employment or a change in control for the named executive officers, other than Ms. Hu and other than as noted below. Ms. Hu did not receive any severance payments or benefits or equity award acceleration upon her departure. The terms of the CIC Plan applicable to each executive and the terms of any severance agreements, if any, are set forth above in the section entitled "Employment Contracts, Severance Agreements and Change-in-Control Arrangements." The table assumes that (i) the triggering event took place on January 27, 2023, the last business day of fiscal 2023; (ii) the value of RSU acceleration is computed by multiplying the market price of our common stock on the last trading day of fiscal 2023, which was January 27, 2023 ($44.25) by the number of unvested restricted stock units that are subject to acceleration; and (iii) the pro-rata cash incentive was earned at target for each individual. Amounts actually received if any of our named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, the Company's stock price, the named executive officer's age, performance under the terms of applicable performance-based awards, and any changes to our benefit arrangements and policies.

Named Executive Officer	Involuntary Termination Other than for "Cause" or Voluntary Termination for "Good Reason" with No Change in Control ($)[1]	Involuntary Termination In connection with Change in Control or Voluntary Termination for "Good Reason" following Change in Control ($)
Matthew J. Murphy		
Cash Severance	2,140,000	2,140,000
Cash incentive	2,140,000	4,280,000
Pro-Rata Cash incentive	—	2,140,000
Intrinsic Value of Equity Acceleration	18,521,988	28,676,921[2]
Health and Welfare Benefits	28,356	56,712
Total	**22,830,344**	**37,293,633**
Raghib Hussain	**—**	
Cash Severance	—	960,000
Cash incentive	—	960,000
Pro-Rata Cash incentive	—	640,000
Intrinsic Value of Equity Acceleration	—	21,391,910[2]
Health and Welfare Benefits	—	42,534
Total	**—**	**23,994,444**

Named Executive Officer	Involuntary Termination Other than for "Cause" or Voluntary Termination for "Good Reason" with No Change in Control ($)[1]	Involuntary Termination In connection with Change in Control or Voluntary Termination for "Good Reason" following Change in Control ($)
Willem Meintjes		
Cash Severance	—	900,000
Cash incentive	—	528,000
Pro-Rata Cash incentive	—	352,000
Intrinsic Value of Equity Acceleration	—	5,636,123[2]
Health and Welfare Benefits	—	42,534
Total	**—**	**7,458,657**
Chris Koopmans	**—**	
Cash Severance	—	825,000
Cash incentive	—	769,500
Pro-Rata Cash incentive	—	513,000
Intrinsic Value of Equity Acceleration	—	7,002,430[2]
Health and Welfare Benefits	—	42,552
Total	**—**	**9,152,482**
Dan Christman	**—**	
Cash Severance	—	765,000
Cash incentive	—	688,500
Pro-Rata Cash incentive	—	459,000
Intrinsic Value of Equity Acceleration	—	7,105,665[2]
Health and Welfare Benefits	—	42,552
Total	**—**	**9,060,717**

[1] If the termination is in connection with a Change in Control, the terms of the CIC Plan apply, and no payments are due under any of the severance agreements described above.

[2] The following assumptions were made in connection with the stock payouts: The performance grants were calculated at the tracking % as of 01/28/2023: FY21 TSR at 200%; FY21 TSR at 58.8%, FY23 TSR granted on April 15, 2023 at 13.5% and the FY23 TSR granted on December 15, 2022 and January 15, 2023 at 82.6%.

Termination Due to Death or Disability.

Each executive's estate or designated beneficiary would be eligible to receive a life insurance payment upon death. This life insurance benefit is provided to all salaried employees at the rate of two-and-a-half times annual base salary (rounded to the higher multiple of $1,000) or $1,000,000, whichever is less. Life insurance coverage is reduced by 35% at age 70 and by 50% at age 75.

In addition, pursuant to the Equity Award Death and Disability Acceleration Policy adopted in February 2018 and applicable to all persons who hold equity under the 1995 Stock Option Plan, upon the death or "disability" (disability shall mean that the holder of the equity award (i) has been unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months or (ii) is determined to be totally disabled by the Social Security Administration) of the holder of an equity award, the vesting of the equity award will be accelerated as follows:

- for any equity award subject only to time-based vesting, 100% of the shares subject to the equity award;
- for any equity award subject to performance-based vesting where the performance period has been completed, 100% of the shares subject to the portion of the equity award that has become eligible to vest based on actual performance for the performance period; and
- for any equity award subject to performance-based vesting where the performance period has not been completed, 100% of the shares subject to the portion of the equity award that would become eligible to vest based on performance at 100% of target levels for the performance period.

Named Executive Officer	Potential Payments Upon Termination as a Result of Death or Permanent Disability ($)[1]
Matthew J. Murphy	28,057,022
Raghib Hussain	14,078,624[2]
Willem Meintjes	6,171,636
Chris Koopmans	8,056,907
Dan Christman	8,018,587

[1] Excludes life insurance payment which is provided to all salaried employees.

[2] Assumes options are exercised for cash payment of the exercise price.

Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of our Company, illustrating pay versus performance, or PVP.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Fiscal Year	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO	Average Summary Compensation Table Total for non-PEO NEOs	Average Compensation Actually Paid to non-PEO NEOs	Total Shareholder Return	Peer Group Total Shareholder Return	Net Income ($M)	Marvell TSR Relative to S&P 500 TSR
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$22,442,578	$ (7,825,315)	$10,060,637	$ 1,326,725	$187.0	$171.7	$(163.5)	-26.3%
2022	$15,510,223	$57,345,982	$ 5,938,147	$16,708,351	$278.9	$189.9	$(421.0)	8.4%
2021	$14,615,795	$88,303,946	$ 4,064,191	$23,663,552	$215.5	$164.0	$(277.3)	98.3%

In the above table, Mr. Murphy is the PEO for fiscal years 2021-2023. The non-PEO named executive officers reflect the following individuals in each year:

2021: Raghib Hussain, Jean Hu, Mitchell Gaynor, and Dan Christman.

2022: Raghib Hussain, Jean Hu, Mitchell Gaynor, and Dan Christman.

2023: Raghib Hussain, Willem Meintjes and Jean Hu (each serving as CFO for part of the fiscal year), Chris Koopmans and Dan Christman.

The peer group used in column (g) above is the PHLX Semiconductor Index.

The dollar amounts reported in column (h) above represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

Compensation Actually Paid (CAP) illustrated in the table above is calculated by making the adjustments from the Summary Compensation Table (SCT) totals as set forth in the table immediately below. Equity values are calculated in accordance with FASB ASC Topic 718.

| Adjustments to Reported Summary Compensation Table Total for CEO and Non-CEO Named Executive Officers | FY 2023 | | FY 2022 | | FY 2021 | |
	CEO	Non-CEO Named Executive Officers (Average)	CEO	Non-CEO Named Executive Officers (Average)	CEO	Non-CEO Named Executive Officers (Average)
Summary Compensation Table Total	$ 22,442,578	$10,060,637	$ 15,510,223	$ 5,938,147	$ 14,615,795	$ 4,064,191
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	$(19,197,984)	$ (9,092,498)	$(11,956,712)	$ (4,525,417)	$(11,745,525)	$ (2,864,302)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	$ 9,590,516	$ 5,600,117	$ 17,430,324	$ 4,496,142	$ 26,846,348	$ 6,383,873
Plus, fair value as of the vesting date of equity awards granted and vested in the year	$ 774,322	$ 326,924	$ 1,536,043	$ 1,828,647	$ 1,949,824	$ 536,204
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	$(17,871,376)	$ (2,642,194)	$ 14,086,042	$ 3,637,711	$ 54,130,597	$14,729,143
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	$ (3,563,372)	$ (831,456)	$ 20,740,061	$ 5,333,120	$ 2,506,908	$ 814,443
Less, prior year-end fair value for any equity awards that forfeited in the year	$ 0	$ (2,094,806)	$ 0	$ 0	$ 0	$ 0
Compensation Actually Paid	**$ (7,825,315)**	**$ 1,326,725**	**$ 57,345,982**	**$16,708,351**	**$ 88,303,946**	**$23,663,552**

Given a significant amount of the values in the columns below for Compensation Actually Paid to our PEO and the Other NEOs are based on our stock price as of a particular date in time, and specifically under the SEC rules, required to be the last day of the listed fiscal year, it is important to note that the values could have been dramatically different if other dates were chosen. Accordingly, the values in the columns for Compensation Actually Paid to our PEO and the Other NEOs could have been significantly less if other dates were chosen or if our stock price happened to be lower on the last day of the listed fiscal year.

The following table lists the financial performance measures that we believe represent the most important financial performance measures we used to link compensation actually paid to our named executive officers to our performance:

Most Important Performance Measures
Relative Total Shareholder Return (TSR)
Revenue
Earnings per Share (EPS)
Non-GAAP Gross Margin
Non-GAAP Operating Income Margin

The charts below show the relationship between the PEO and other NEOs' CAP to Net Income, Marvell TSR Relative to S&P 500 TSR (company selected measure in column (i) above), and the PHLX Semiconductor Index and S&P 500 Index.



Marvell & Index TSR vs. Compensation Actually Paid



Marvell CAP vs. Net Income



Marvell CAP vs. Relative TSR*

*Relative TSR is equal to Marvell TSR over each 1-year period less the TSR of the S&P 500 Index

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Audit Committee is responsible for the review, approval, or ratification of "related-person transactions" between us or our subsidiaries and related persons. The Audit Committee will consider relevant facts and circumstances in determining whether or not to approve or ratify such a transaction and will approve or ratify only those transactions that are, in its judgment, appropriate or desirable under the circumstances. Under SEC rules and our written policy, a "related person" is a director, officer, nominee for director, or 5% stockholder at any time since the beginning of the last fiscal year and their immediate family members. We have adopted written policies and procedures that apply to any transaction or series of related transactions in which the Company or a subsidiary is a participant and a related person has a direct or indirect interest. Pursuant to our policy, the following transactions are subject to standing pre-approval under the policy:

- *Compensation*. Any compensation (or benefit under an employee benefit plan) paid by the Company to an employee except where one employee is approving the compensation of another employee who is an immediate family member.

- *Director compensation*. Any compensation paid to a director if the compensation has been approved by the Board or a Committee of the Board.

- *Certain transactions with other companies*. Any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, or any combination of the foregoing, if the aggregate amount involved does not exceed the greater of $200,000 or 5% of that company's total annual revenues. In such transactions, the Related Person's interest is deemed not to be a direct or indirect material interest.

- *Certain Company charitable contributions*. Any charitable contribution, grant or endowment by the Company or, if applicable, the Company's charitable foundation, charitable trust or similar affiliated charitable entity as may exist from time to time to a charitable organization, foundation or university at which a related person's only relationship is as an employee (other than an executive officer), if the aggregate amount involved does not exceed the lesser of $200,000 or 5% of the charitable organization's total annual receipts.

- *Transactions where all stockholders receive proportional benefits*. Any transaction where the related person's interest arises solely from the ownership of a class of our equity securities and all holders of that class of our equity securities received the same benefit on a pro rata basis (e.g., dividends).

- *Transactions involving another public company with a common institutional stockholder*. Any transaction with (i) another publicly traded company where the related person's interest arises solely from beneficial ownership of more than 5% of the Company's common stock and ownership of a non-controlling interest in the other publicly traded company or (ii) a private company where the related person is an "institutional investor" as defined in FINRA Rule 2210(a)(4) and the related person's interest arises solely from beneficial ownership of more than 5% of the Company's common stock and ownership of a non-controlling interest in the other company.

Related Party Transactions. In October 2020, the Company hired the step-son of Richard S. Hill as an application engineer. Mr. Hill serves as the Chair of the Board. Mr. Hill's step-son works for a subsidiary of the Company and his annual compensation in fiscal 2023 was approximately $162,000 including salary, cash incentive and the grant date value of his restricted stock unit grants, which is comparable to the total compensation of other employees in similar roles in the same location.

ADDITIONAL INFORMATION

Future Stockholder Proposals and Nominations for the 2024 Annual Meeting

Under Rule 14a-8 of the Exchange Act, for a stockholder proposal to be considered for inclusion in the proxy statement for the 2024 Annual Meeting, we must have received the written proposal by such stockholder at the mailing address of our business offices set forth below, no later than the close of business (6:00 p.m. Pacific Time) on January 4, 2024. Such proposals must comply with the other provisions of Rule 14a-8 and additional applicable SEC rules regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

If you desire to bring a matter before an Annual Meeting and the proposal is submitted outside the process of Rule 14a-8, you may use the procedures set forth in the Bylaws to make a stockholder proposal, including director nominations, not intended to be included in our proxy statement under Rule 14a-8 so long as such proposal complies with the Bylaws. In accordance with our Bylaws, stockholder nominations and proposals may be voted on at an Annual Meeting only if such nominations and proposals are made pursuant to written notice timely given to our Secretary and accompanied by certain information. To be timely, a stockholder's written notice must be received by us not less than 90 nor more than 120 days prior to the one-year anniversary of the date for our 2024 Annual Meeting. To comply with the Bylaws, a stockholder must provide appropriate notice to us no earlier than February 17, 2024 and no later than the close of business (6:00 p.m. Pacific Time) on March 18, 2024. The notice must contain the name and business background of any person being nominated by such stockholder as a director and all material information on any proposal, statement or resolution to be put to the meeting and details of the stockholder submitting the proposal, statement or resolution, as well as other information that may be specified by our Board and the Bylaws as then in effect. Our Board will review proposals from eligible stockholders which it receives by that date and will determine whether any such proposal has been received in accordance with the Bylaws and whether any such proposal will be acted upon at the Annual Meeting. In addition to satisfying the deadlines in the advance notice provisions of our bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions for the 2024 Annual Meeting must provide the notice required under Rule 14a-19 to our Secretary no later than April 17, 2024.

Our Bylaws contain a proxy access provision, which allows a stockholder or group of up to 20 stockholders owning in aggregate three percent or more of our outstanding shares continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office (rounded down) or two nominees, whichever is greater, provided the stockholder(s) and nominee(s) satisfy the requirements in the Bylaws. If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in the Company's proxy statement for the 2024 Annual Meeting pursuant to these proxy access provisions in Section 2.11 of our Bylaws, we must receive proper written notice of any such nomination no earlier than the close of business on January 4, 2024 (120 days from the anniversary of the date the proxy was first released to stockholders in connection with the 2023 Annual Meeting) and no later than the close of business on February 3, 2024 (90 days from the anniversary of the date the proxy was first released to stockholders in connection with the 2023 Annual Meeting). In each case, the notice must include information specified in our Bylaws, including information concerning the nominee or proposal, as the case may be, and information about the stockholder's ownership of and agreements related to our shares.

If, however, the 2024 Annual Meeting is not within 30 days before or after the anniversary of this year's Annual Meeting, we must receive such notice under both our advance notice and proxy access Bylaws not more than 120 days prior to such meeting and not less than 90 days prior to such meeting or 10 days following the public announcement of the meeting date.

We will not entertain any proposals or nominations at the 2024 Annual Meeting that do not meet the requirements set forth in Rule 14a-8 or our Bylaws, as applicable. We encourage stockholders to seek advice from knowledgeable counsel before submitting a proposal or a nomination. All stockholder proposals or nominations pursuant to this section may be sent to our Chief Legal Officer and Secretary, Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054.

Householding — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability of Proxy Materials (the "Notice"), unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and also helps protect the environment.

We expect that a number of brokers with account holders who are our stockholders will be "householding" our annual report and proxy materials, including the Notice. A single Notice and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge Financial Solutions, either by calling 866-540-7095, or by writing to Broadridge Financial Solutions, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, we will promptly deliver a separate copy of the Notice and, if applicable, annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice and, if applicable, annual report and other proxy materials, you may write or call our Investor Relations department at 5488 Marvell Lane, Santa Clara, California, 95054, telephone number (408) 222-3274.

Any stockholders who share the same address and currently receive multiple copies of our Notice or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding.

OTHER MATTERS

At the time of preparation of this proxy statement, we are not aware of any other matters to be brought before the Annual Meeting. No eligible stockholder had submitted notice of any proposal before the release of this proxy statement. However, if any other matters are properly presented for action, in the absence of instructions to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote, or refrain from voting, in accordance with their respective best judgment on such matters.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

Q: Why am I receiving these proxy materials?

A: We have made these materials available to you on the Internet or, upon your request, have delivered printed versions of these materials to you by mail, in connection with our solicitation of proxies for use at the Annual Meeting to be held at 10:00 a.m. Pacific Time on Friday, June 16, 2023. These materials were first sent or given to stockholders on or about May 3, 2023. You are invited to attend the Annual Meeting virtually and are asked to vote on the proposals described in this proxy statement.

Q: What is included in these proxy materials?

A: These proxy materials include:

- The notice of the Annual Meeting,
- Our proxy statement for the Annual Meeting, and
- Our Annual Report for the fiscal year ended January 28, 2023.

If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

Q: What proposals will be considered at the meeting?

A: The specific proposals to be considered and acted upon at the Annual Meeting are summarized in the accompanying notice of Annual Meeting and include:

1. The election of nine (9) directors who will hold office until the earlier of the 2024 Annual Meeting or their resignation or removal;
2. An advisory (non-binding) vote to approve the compensation of our named executive officers;
3. To conduct an advisory (non-binding) vote on the frequency of holding an advisory stockholder vote on executive compensation; and
4. To ratify the selection of Deloitte as the Company's independent registered public accounting firm for its fiscal year ending February 3, 2024.

If any other matters properly come before the meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote in their discretion the shares represented by all properly executed proxies.

Q: How does our Board recommend that I vote on the proposals?

A: At the Annual Meeting, our Board recommends our stockholders vote:

1. **FOR** the election of the nine (9) director nominees listed in Proposal No. 1 (see Proposal No. 1);
2. **FOR** the approval, on an advisory and non-binding basis, of named executive officer compensation (see Proposal No. 2);
3. For **ONE YEAR**, on an advisory and non-binding basis, as the frequency of holding an advisory stockholder vote on executive compensation (see Proposal No. 3); and
4. **FOR** the ratification of the selection of Deloitte as the Company's independent registered public accounting firm for its fiscal year ending February 3, 2024. (see Proposal No. 4).

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of the proxy materials?

A: The U.S. Securities and Exchange Commission ("SEC") has adopted rules to allow companies to post proxy materials on the Internet and provide only a Notice of Internet Availability of Proxy Materials to stockholders. We have elected to provide access to our proxy materials primarily over the Internet. Accordingly, we are sending a Notice to most of our stockholders of record and beneficial owners. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis. The Notice also instructs you how to submit your proxy electronically over the Internet or by mail.

Q: How can I get electronic access to the proxy materials?

A: The Notice will provide you with instructions regarding how to:

- View the proxy materials for the Annual Meeting on the Internet, and
- Instruct us to send future proxy materials to you by e-mail.

Our proxy materials are also available on the investor relations page of our website at www.marvell.com. None of the materials on our website other than the proxy materials are part of this proxy statement or incorporated by reference herein.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our Annual Meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Q: Who can vote?

A: The Record Date for the Annual Meeting has been set as the close of business, 6 p.m. Pacific Time, on April 21, 2023. Only stockholders of record as of such date will be entitled to notice of and to vote at the meeting. On the Record Date, there were 859,155,788 shares of common stock issued and outstanding. Each issued and outstanding share is entitled to one vote on each director nominee and on each of the other proposals to be voted on at the meeting. Shares held as of the Record Date include shares that are held directly in your name as the stockholder of record and those shares held for you as a beneficial owner through a broker, bank, or other nominee.

Q: What should I do now to vote?

A: You may vote your shares either by voting online at the meeting or by submitting a completed proxy via the Internet, telephone or by mail before the meeting. After carefully reading and considering the information contained in this proxy statement, please follow the instructions as summarized below, depending on whether you hold shares directly in your name as stockholder of record or you are the beneficial owner of shares held through a broker, bank or other nominee. Most of our stockholders hold their shares through a broker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between the procedures for voting shares held of record and those owned beneficially.

Q: If my shares are held in "street name" by my broker, bank, or other nominee, how do I vote my shares?

A: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares held in "street name," and the Notice will, subject to the terms made between you and the stockholder of record, be forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the stockholder of record. If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. To vote your shares, you will need to follow the directions your bank or brokerage firm provides you. Many banks and brokerage firms also offer the option of submitting voting instructions over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on a voting instruction form.

If your shares are held in "street name" and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the annual meeting with the unique access code indicated on that voting instruction form or Notice of Internet Availability. Otherwise, you should contact your bank, broker, or other nominee (preferably at least 5 days before the annual meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the annual meeting.

Q: If I am a stockholder of record, how do I vote my shares?

A: If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company (our "Transfer Agent"), you are considered the stockholder of record with respect to those shares and the Notice was sent directly to you.

There are four ways to vote:

<u>During the Annual Meeting</u>

- *Virtually*. You may attend the Annual Meeting and vote using the virtual meeting platform.

<u>In advance of the Annual Meeting</u>

- *By Telephone*. You may submit your proxy by calling the toll-free number provided in the proxy card (which must be submitted by the deadline in the proxy card).
- *Via the Internet*. You may submit your proxy via the Internet by following the instructions provided in the Notice (which must be submitted by the deadline in the Notice).
- *By Mail*. If you request printed copies of the proxy materials by mail, you may submit your proxy by filling out the proxy card and sending it back in the envelope provided (which must be received before votes are cast at the Annual Meeting).

Please be aware that if you issue a proxy or give voting instructions over the Internet or by telephone, you may incur costs such as Internet access and telephone charges for which you will be responsible.

Q: What happens if I do not cast a vote?

A: Many of our stockholders hold their shares through a broker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Beneficial owners — If you hold your shares in "street name," it is critical that you instruct your broker, bank or other nominee to cast your vote if you want it to count on all matters. The term "broker non-vote" refers to shares held by a broker or other nominee (for the benefit of its client) that are represented at the meeting, but with respect to which such broker, bank or nominee is not instructed to vote on a particular proposal and does not have discretionary authority to vote on that proposal. Brokers, banks, and nominees do not have discretionary voting authority on non-routine matters and accordingly may not vote on such matters absent instructions from you as the beneficial holder. Thus, if you hold your shares in "street name" and you do not instruct your broker, bank or other nominee on how to vote, brokers, banks, or other nominees are not permitted to vote on certain proposals and may elect not to vote on any of the proposals.

As a result, it is important to us that you affirmatively vote on all matters to ensure your shares are counted.

Stockholders of record — If you are a stockholder of record and you do not cast your vote or submit a proxy, no votes will be cast on your behalf on any of the items of business at the Annual Meeting. However, if you sign and return the proxy card with no further instructions, the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement and, as the proxy holders, may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. A stockholder may also abstain from voting on any proposal. An "abstention" occurs when a stockholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter. Pursuant to our Bylaws, abstentions have the same effect as an "against" vote with respect to the approval of the named executive officer compensation program, the vote on the frequency of future Say on Pay votes, and the appointment of our independent registered accounting firm (Proposals No. 2, 3 and 4), and no effect on the outcome of director elections (Proposal No. 1).

Q: How are votes counted?

A: Each share held by a stockholder as of the Record Date is entitled to one vote. There is no cumulative voting in the election of directors.

All votes will be tabulated by the inspector of elections appointed for the meeting, who will count the votes, determine the existence of a quorum and the validity of proxies and ballots, and certify the results of the voting.

Q: How can I change or revoke my proxy after I have submitted it?

A: You may change or revoke your proxy at any time before it is voted at the Annual Meeting by (1) Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual Meeting will be counted), (2) signing and returning a new proxy card with a later date, or (3) attending and voting at the virtual Annual Meeting. If you are a beneficial owner and submitted voting instructions to your broker, bank, or other nominee, please refer to the instructions provided by your broker, bank, or other nominee on how to change your vote.

Q: What if other matters come up at the meeting?

A: The matters described in this proxy statement are the only matters that we know of that will be voted on at the meeting. If any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote the shares represented by all properly executed proxies in their discretion.

Q: Can I attend the Annual Meeting?

A: The Annual Meeting will be held virtually via live audio-only webcast and you will not be able to attend in person. We have structured the Annual Meeting to provide substantially the same rights that stockholders would have at an in-person meeting. You will be able to vote your Marvell stock electronically via the Internet, submit questions online during the meeting and view the list of registered stockholders as of the Record Date by logging in to the website specified above using the unique control number included on your proxy card. If you were a stockholder at the close of business on the Record Date or you hold a valid legal proxy for the Annual Meeting, you may attend the Annual Meeting virtually.

Q: How can I submit question at or prior to the Annual Meeting?

A: If you wish to submit a question during the Annual Meeting, you may log into www.virtualshareholdermeeting.com/MRVL2023 and enter your unique control number provided in your Notice, on your proxy card, or on the instructions that accompanied your proxy materials and enter a question. We will answer questions and address comments relevant to meeting matters that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. We will summarize multiple questions submitted on the same topic. We will try to respond to all appropriate questions during the meeting, as time permits.

If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, we provide an opportunity for stockholders to contact us separately after the Annual Meeting through the "Investor Relations" section of the Company's website at https://investor.marvell.com.

Q: What if I have technical difficulties or trouble accessing the virtual Annual Meeting?

A: If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page. Technical support will be available starting at 9:30 a.m. Pacific Time and until the meeting has finished.

Q: What quorum is required for action at the meeting?

A: The presence of a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present or represented by proxy, shall constitute a quorum for the transaction of business. Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. In the event there are not sufficient shares present for a quorum at the time of the Annual Meeting, the meeting will stand adjourned as may be determined by our Board in accordance with the Bylaws to permit the further solicitation of proxies.

Q: What vote is required to approve each proposal?

A: *Proposal No. 1*: The nominees for director receiving the affirmative vote of at least a majority of the votes cast at the Annual Meeting will be elected as directors to serve until the next Annual Meeting. Abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal.

Proposal No. 2: Our stockholders will have an advisory (non-binding) vote on named executive officer compensation as described in this proxy statement, which requires the affirmative vote of at least a majority of the voting power of the stock present or represented by

proxy and entitled to vote on the subject matter at the Annual Meeting to be approved. Abstentions will have the same effect as votes "against" the proposal, and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal. The vote is advisory and therefore not binding on our Board; however, our Board and the ECC will consider the result of the vote when making future decisions regarding our executive compensation policies and practices.

Proposal No. 3: Our stockholders will have an advisory (non-binding) vote on the frequency of holding future advisory stockholder votes on executive compensation, which requires the affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote on the subject matter at the Annual Meeting to be approved. Because there are three substantive voting options in respect of this proposal, it is possible that none of them would receive an affirmative vote of the majority of the voting power of the stock present in person or represented by proxy and entitled to vote. In such case, the frequency receiving the greatest number of votes cast (i.e., every year, every two years or every three years) will be considered the frequency selected by our stockholders. Abstentions will have the same effect as votes "against" the proposal, and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal. The vote is advisory and therefore not binding on our Board; however, our Board and the ECC will consider the result of the vote when making future decisions regarding our Say on Pay vote frequency.

Proposal No. 4: Ratification of the appointment of Deloitte as our independent registered public accounting firm for our fiscal year ending February 3, 2024, requires the affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote on the subject matter at the Annual Meeting to be approved. Abstentions will have the same effect as votes "against" the proposal, and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal.

Q: What does it mean if I receive more than one Notice or e-mail about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

A: If you receive more than one Notice, more than one e-mail or more than one paper copy of the proxy materials, it means that you have multiple accounts with your brokers or the Transfer Agent. ***Please vote all of these shares.*** For all of your shares to be voted by proxy, you must complete, sign, date and return each proxy card and voting instruction card that you receive and do so for all shares represented by each Notice and e-mail that you receive (unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those notices or e-mails). We encourage you to have all your shares registered in the same name and address. You may do this by contacting your broker or the Transfer Agent.

Q: What is the contact information for our Transfer Agent?

A: Contact information is as follows:

AST Shareholder Services Call Center
Toll Free: 800.937.5449
Local & International: 718-921-8124
Hours: 8 a.m. – 8 p.m. ET Monday to Friday

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
E-mail: Help@astfinancial.com

Q: Who is making and paying for this proxy solicitation?

A: This proxy is solicited on behalf of our Board. We will pay the cost of distributing this proxy statement and related materials as well as the cost of soliciting proxies. We will also reimburse brokers, banks, and other nominees for their reasonable out-of-pocket expenses for forwarding proxy materials to beneficial owners of shares or other persons for whom they hold shares. We have retained Okapi Partners LLC to assist us in the solicitation of proxies and we have agreed to pay them a fee of approximately $15,000, plus reasonable expenses, for these services. In addition, to the extent necessary to ensure sufficient representation at the meeting, we may solicit the return of proxies by personal interview, mail, telephone, facsimile, Internet, or other means of electronic transmission. The extent to which this will be necessary depends upon how promptly proxies are returned. We urge you to send in your proxy without delay.

Q: How can I find out the results of the voting at the Annual Meeting?

A: We plan to announce preliminary voting results at the meeting. Final voting results will be published in a Current Report on Form 8-K filed with the SEC within four business days of the meeting. If the final voting results are not available within four business days after the meeting, we will provide the preliminary results in the Form 8-K and the final results in an amendment to the Form 8-K within four business days after the final voting results are known to us.

Q: Who should I call if I have questions about the Annual Meeting?

A: You should contact the following:

Ashish Saran
Sr. Vice President, Investor Relations
5488 Marvell Lane
Santa Clara, CA 95054
Phone: (408) 222-3274

ANNUAL REPORT ON FORM 10-K

YOU MAY OBTAIN, WITHOUT CHARGE, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JANUARY 28, 2023, BY SENDING A WRITTEN REQUEST TO THE FOLLOWING ADDRESS: MARVELL SEMICONDUCTOR, INC., 5488 MARVELL LANE, SANTA CLARA, CALIFORNIA, 95054, ATTN: INVESTOR RELATIONS DEPARTMENT. THE ANNUAL REPORT ON FORM 10-K IS ALSO AVAILABLE AT *WWW.MARVELL.COM*.

BY ORDER OF THE BOARD OF DIRECTORS,

MATTHEW J. MURPHY
Director, President and Chief Executive Officer

May 3, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 28, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-40357



MARVELL TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	**85-3971597**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801
(Address of principal executive offices)
(302) 295 - 4840
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.002 par value per share	MRVL	**The Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

				Emerging growth
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $47,253,245,480 based upon the closing price of $55.68 per share on the Nasdaq Global Select Market on July 29, 2022 (the last business day of the registrant's most recently completed second quarter).

As of March 2, 2023, there were 856.9 million shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this Form 10-K are incorporated by reference from the registrant's definitive proxy statement for its 2023 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the proxy statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

MARVELL TECHNOLOGY, INC.
Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the "safe harbor" created by those sections. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. Words such as "anticipates," "expects," "intends," "plans," "projects," "believes," "seeks," "estimates," "forecasts," "targets," "may," "can," "will," "would" and similar expressions identify such forward-looking statements.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that could cause actual results to differ materially from those predicted include, but are not limited to:

- risks related to changes in general economic conditions such as economic slowdowns, inflation, stagflation, rising interest rates, and recessions or political conditions, such as the tariffs and trade restrictions with China, Russia and other foreign nations, and specific conditions in the end markets we address, including the continuing volatility in the technology sector and semiconductor industry and the U.S. National Science and Technology Council's designation of semiconductors as a critical and emerging technology;

- risks related to cancellations, rescheduling or deferrals of significant customer orders or shipments, as well as the ability of our customers to manage inventory;

- risks related to the impact of the COVID-19 pandemic or other future pandemics, on the global economy and on our manufacturing partners, customers, suppliers, employees and business;

- risks related to our ability to scale our business;

- risks related to the extension of lead time due to supply chain disruptions, component shortages that impact the cost and production of our products and kitting process, and constrained availability from other electronic suppliers impacting our customers' ability to ship their products, which in turn may adversely impact our sales to those customers;

- risks related to the ability of our customers, particularly in jurisdictions such as China that may be subject to trade restrictions (including the need to obtain export licenses) to develop their own solutions or acquire fully developed solutions from third-parties;

- risks related to our ability to design, develop and introduce new and enhanced products, in particular in the 5G and Cloud markets, in a timely and effective manner, as well as our ability to anticipate and adapt to changes in technology;

- risks related to our ability to successfully integrate and to realize anticipated benefits or synergies, on a timely basis or at all, in connection with our past, current, or any future acquisitions, divestitures, significant investments or strategic transactions;

- risks related to our debt obligations;

- risks related to the highly competitive nature of the end markets we serve, particularly within the semiconductor and infrastructure industries;

- risks related to our dependence on a few customers for a significant portion of our revenue including risks related to severe financial hardship or bankruptcy or other attrition of one or more of our major customers, particularly as our major customers comprise an increasing percentage of our revenue;

- risks related to our ability to execute on changes in strategy and realize the expected benefits from restructuring activities;

- risks related to our ability to maintain a competitive cost structure for our manufacturing, assembly, testing and packaging processes and our reliance on third parties to produce our products;

- risks related to our ability to attract, retain and motivate a highly skilled workforce, especially engineering, managerial, sales and marketing personnel;

- risks related to any current and future litigation, regulatory investigations or contractual disputes with customers that could result in substantial costs and a diversion of management's attention and resources that are needed to successfully maintain and grow our business;

- risks related to gain or loss of a design win or key customer;

- risks related to seasonality or volatility related to sales into the infrastructure, semiconductor and related industries and end markets;

- risks related to failures to qualify our products or our suppliers' manufacturing lines;

- risks related to failures to protect our intellectual property, particularly outside the United States;

- risks related to the potential impact of significant events or natural disasters or the effects of climate change (such as droughts, flooding, wildfires, increased storm severity, sea level rise, and power outages), particularly in certain regions in which we operate or own buildings, such as Santa Clara, California, and where our third party manufacturing partners or suppliers operate, such as Taiwan and elsewhere in the Pacific Rim;

- risks related to our Environmental, Social and Governance (ESG) programs; and

- risks related to failures of our customers to agree to pay for NRE (non-recurring engineering) costs, failure to pay enough to cover the costs we incur in connection with NREs, or non-payment of previously agreed NRE costs due to us.

Additional factors that could cause actual results to differ materially include the risks discussed in Part I, Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. Unless required by law, we undertake no obligation to update publicly any forward-looking statements.

PART I

Item 1. *Business*

Our Company

Marvell Technology, Inc., together with its consolidated subsidiaries ("Marvell," "MTI," the "Company," "we," or "us") is a leading supplier of data infrastructure semiconductor solutions, spanning the data center core to network edge. We are a fabless semiconductor supplier of high-performance standard and semi-custom products with core strengths in developing and scaling complex System-on-a-Chip architectures, integrating analog, mixed-signal and digital signal processing functionality. Leveraging leading intellectual property and deep system-level expertise, as well as highly innovative security firmware, our solutions are empowering the data economy and enabling the data center, enterprise networking, carrier infrastructure, consumer, and automotive/industrial end markets.

We currently are incorporated in Delaware, United States. Our corporate headquarters is 1000 N. West Street, Suite 1200 Wilmington, Delaware 19801, and our telephone number is (302) 295-4840. We also have operations in many countries, including Argentina, China, India, Israel, Japan, Singapore, South Korea, Taiwan and Vietnam. Our fiscal year ends on the Saturday nearest January 31.

Available Information

Our website address is www.marvell.com. The information contained on any website referred to in this Form 10-K does not form any part of this Annual Report on Form 10-K and is not incorporated by reference herein unless expressly noted. We make available free of charge through our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the U.S. Securities and Exchange Commission ("SEC"). In addition, the SEC's website, www.sec.gov, contains reports, proxy statements, and other information that we file electronically with the SEC.

Our Markets and Products

Our product solutions serve five large end markets: (i) data center, (ii) enterprise networking, (iii) carrier infrastructure, (iv) consumer, and (v) automotive/industrial. These markets and their corresponding customer products and applications are noted in the table below:

End market	Customer products and applications
Data center	• Cloud and on-premise Artificial intelligence (AI) systems • Cloud and on-premise ethernet switching • Cloud and on-premise network-attached storage (NAS) • Cloud and on-premise servers • Cloud and on-premise storage area networks • Cloud and on-premise storage systems • Data center interconnect (DCI)
Enterprise networking	• Campus and small medium enterprise routers • Campus and small medium enterprise ethernet switches • Campus and small medium enterprise wireless access points (WAPs) • Network appliances (firewalls, and load balancers) • Workstations
Carrier infrastructure	• Broadband access systems • Ethernet switches • Optical transport systems • Routers • Wireless radio access network (RAN) systems
Consumer	• Broadband gateways and routers • Gaming consoles • Home data storage • Home wireless access points (WAPs) • Personal Computers (PCs) • Printers • Set-top boxes
Automotive/industrial	• Advanced driver-assistance systems (ADAS) • Autonomous vehicles (AV) • In-vehicle networking • Industrial ethernet switches • United States military and government solutions • Video surveillance

The following table summarizes net revenue disaggregated by end market (in millions, except percentages):

| | Year Ended | | | | | |
	January 28, 2023		January 29, 2022		January 30, 2021	
Data center	$ 2,408.8	41 %	$ 1,784.7	40 %	$ 1,040.8	35 %
Enterprise networking	1,369.2	23 %	907.7	20 %	636.0	22 %
Carrier infrastructure	1,084.0	18 %	820.4	18 %	599.4	20 %
Consumer	701.1	12 %	700.0	16 %	574.7	19 %
Automotive/industrial	356.5	6 %	249.6	6 %	118.0	4 %
Total	$ 5,919.6		$ 4,462.4		$ 2,968.9	

We categorize revenue from our five end markets by using a number of data points, including the type of customer purchasing the product, the function of our product being sold, and our knowledge of the end customer product or application into which our product will be incorporated. The categorization of products by end market is inherently subjective and can vary over time as a result of, for example, our knowledge of the ways in which our customers utilize our products.

We serve these five end markets with a broad portfolio of semiconductor solutions based on our compute, networking, security, electro-optics, and storage technologies, which are essential and differentiating for these markets.

Our portfolio of solutions integrate multiple analog, mixed-signal and digital intellectual property components incorporating hardware, firmware and software technologies and our system knowledge to provide our customers highly-integrated solutions for their end products. In addition to selling standard product solutions, where the exact same product is sold to multiple customers, we also offer optimized solutions which are customized to a specific customer's requirements. The demand for optimized solutions has been increasing as our customers seek greater customization and differentiation for their products and services.

Our current product offerings include custom Application Specific Integrated Circuits ("ASICs"), electro-optics, ethernet solutions, fibre channel adapters, processors and storage controllers.

Custom ASICs

We develop custom SoC (System-on-a-Chip) solutions tailored to individual customer specifications that deliver system-level differentiation for next-generation carrier, networking, data center, machine learning, automotive, aerospace and defense applications. These custom offerings leverage our broad portfolio of technologies being used in our standard products.

Electro-optics

We offer a complete portfolio of high-speed optical communication semiconductor solutions for inside cloud data centers, between cloud data centers and in carrier networks. Our electro-optical products include PAM (pulse amplitude modulation) and coherent DSPs (digital signal processors), laser drivers, TIAs (trans-impedance amplifiers), silicon photonics and DCI (data center interconnect) solutions.

Our low-power and low-latency PAM DSPs implement equalization, estimation, clock recovery, carrier recovery, forward error correction, and coded modulation to enable ultra-fast data transmission speeds. In combination with our drivers, TIAs and silicon photonics, our suite of electro-optical products performs a wide range of functions such as amplifying, encoding, multiplexing, demultiplexing, and retiming signals at speeds beyond 800 Gbps. These products are key enablers for inter-connecting servers, routers, switches, storage and other infrastructure equipment that process, store and transport data traffic.

Our coherent TIAs, drivers and DSPs enable optical data transmission over distances of 100s to 1000s of kilometers in telecom carrier networks. Our PAM DSPs along with our accompanying TIAs and drivers deliver low-power and cost-effective solutions for optical connectivity inside cloud data centers. Our data center interconnect solutions enable pluggable transceiver technology to directly interconnect regional cloud data centers, at lower cost, complexity and power compared to traditional optical transport solutions.

Ethernet Solutions

We offer a broad portfolio of Ethernet solutions spanning controllers, network adapters, physical transceivers and switches. Our Ethernet solutions address a wide variety of end-customer data infrastructure products from small, high-reliability automotive sub-systems to large, high-performance modular enterprise and data center solutions.

Our Prestera and Teralynx Ethernet switches integrate market-optimized innovative features, such as advanced tunneling and routing, high throughput forwarding, and packet processing that make networks more effective at delivering content with low-latency and high-reliability. Our Ethernet switch product portfolio ranges from low-power, five-port switches to highly integrated, multi-terabit Ethernet devices that can be interconnected to form massive network solutions.

We complement our Ethernet switches and infrastructure processors with a broad selection of Alaska Ethernet physical-layer transceivers for both optical and copper interconnects with advanced power management, link security, and time synchronization features.

Our Ethernet controllers and network adapters are optimized to accelerate and simplify data center and enterprise networking. Our family of products provide exceptional value features and performance enabling the most agile and data-intensive applications. They deliver Ethernet connectivity for enterprise-class workstations all the way up to enterprise and cloud data centers.

For the automotive market, we offer an automotive-grade portfolio of Brightlane Ethernet physical-layer transceivers, bridges and switches supporting speeds from 100Mbps to 10Gbps with enhanced safety and security features required for today's and tomorrow's in-vehicle networks. Our Brightlane automotive Ethernet products provide the in-vehicle connectivity for key applications such as advanced driver assistance systems (ADAS), central gateways, body domain controllers, vehicle cameras, and in-vehicle infotainment.

Fibre Channel Products

Our QLogic Fibre Channel product family comprises of host bus adapters (HBAs) and controllers for server and storage system connectivity. These products accelerate enterprise and data center applications, deliver a highly resilient infrastructure, enable greater server virtualization density along with an advanced set of data center diagnostic, orchestration and quality of service capabilities to optimize IT productivity. Our latest Fibre Channel products are well-suited for use with all-flash arrays by offering best-in-class latency and performance.

Processors

We offer highly integrated semiconductors that provide single or multiple core processors, along with intelligent Layer 2 through 7 processing of the OSI (Open Systems Interconnection) stack which is the framework that governs network communications within enterprise, datacenter, storage, and carrier markets. All of our products are compatible with standards-based operating systems and general-purpose software to enable ease of programming, and are supported by our ecosystem partners.

Our OCTEON data processor units (DPUs) and multi-core infrastructure processor families provide integrated Layer 4 through 7 data and security processing with additional capabilities at Layers 2 and 3 at line speeds. These software-compatible processors integrate next-generation networking I/Os along with advanced security, storage, and application hardware accelerators, offering programmability for the Layer 2 through Layer 7 processing requirements of intelligent networks. The OCTEON DPUs and processors are targeted for use in a wide variety of carrier, data center, and enterprise equipment, including routers, switches, security UTM appliances, content-aware switches, application-aware gateways, wireless access points, 3G/4G/5G wireless base stations, storage arrays, smart network interface controllers, network functions virtualization (NFV) and software-defined networking (SDN) infrastructure.

Our OCTEON Fusion family of wireless baseband infrastructure processors is a highly scalable product family supporting enterprise small cells, high capacity outdoor picocells and microcells all the way up to multi-sector macrocells for multiple wireless protocols including 5G. The key features include highly optimized processor cores, a highly efficient caching subsystem, high memory bandwidth digital signal processing engines along with a host of hardware accelerators. Additionally, multiple OCTEON Fusion chips can be cascaded for even denser deployments or higher order multiple-input and multiple-output, or MIMO. Our OCTEON Fusion processors have also been designed into 5G base station radio units to help enable Massive MIMO (Multiple Input Multiple Output) antenna and advanced Beamforming implementations.

Our NITROX security processor family provides the functionality required for Layer 3 to Layer 5 secure communication in a single chip. These single chip, custom-designed processors provide security protocol processing, encryption, authentication and compression algorithms to reduce the load on the system processor and increase total system throughput. The LiquidSecurity product family is a high-performance hardware-based transaction security solution for cloud data center and enterprise applications. It address the high-performance security requirements for private key management and administration. This family is available as an adapter with complete software or as a standalone appliance.

Our LiquidIO Server Adapter family is a high-performance, general-purpose programmable adapter platform that enables cloud data centers and enterprises to offload their server processors for higher performance and power efficiencies. The LiquidIO Server Adapter family is supported by a feature rich software development kit that allows customers and partners to develop high-performance SDN (software defined networking) applications with packet processing, switching, security, tunneling, quality of service, and metering.

Storage Controllers

We offer a broad portfolio of storage controllers for hard disk drives ("HDDs") and solid-state-drives ("SSDs") across all high-volume markets. Our Bravera controllers integrate several key Marvell technologies spanning compute, networking, security and storage. These key technologies enable our controllers to be optimized performance-power solutions and to help our customers high-efficient storage products. Our Bravera HDD controllers integrate Marvell's industry-leading read channel technologies to enable higher volumetric densities at low power profiles and are being used by all the current HDD makers. Our technology density and power differentiators are critical for addressing the fast-growing high-capacity, nearline HDD data center and enterprise markets. To further enhance our Bravera HDD controller differentiation and value propositions, we offer customers preamplifier products as part of a chipset with our HDD controllers, seeking to increase our customers' product efficiencies. Our Bravera HDD controllers support all the high-volume host system interfaces, including Serial Advanced Technology Attachment ("SATA") and Serial Attached SCSI ("SAS"), which are critical for the data center and enterprise markets.

Our Bravera SSD controller products leverage our strong HDD controller know-how and system-level expertise. We integrate several of our Bravera HDD controller IPs with our flash technologies to deliver optimal solutions for data center, enterprise and client computing markets. Our Bravera SSD controller products integrate hardware and firmware components to help accelerate our customers' time to market and maximize the capabilities of our solutions. Like our HDD controllers, our SSD controllers support all the high-volume SSD host system interfaces, including SAS, SATA, peripheral component interconnect express ("PCIe"), non-volatile memory express ("NVMe") and NVMe over Fabrics ("NVMe-oF").

Our new controller chipset products enable innovative flash-based storage architectures in data centers and enterprises. These solutions increase overall data center performance, density and scalability while lowering overall power, resulting in lower total cost of ownership for the infrastructure organizations.

Financial Information about Segments and Geographic Areas

We have determined that we operate in one reportable segment: the design, development and sale of integrated circuits. For information regarding our revenue by geographic area, and property and equipment by geographic area, please see "Note 15 – Segment and Geographic Information" in our Notes to the Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of the risks associated with our international operations.

Customers, Sales and Marketing

Our target customers are original equipment manufacturers ("OEMs") and original design manufacturers, both of which design and manufacture end market devices. We seek to strategically align our sales force along key customer lines in order to offer fully integrated platforms to our customers. In this way, we believe we can more effectively offer a broader set of content into our key customers' end products, without having multiple product groups separately engage the same customer. We seek to complement and support our direct sales force with manufacturers' representatives for our products in North America and Europe. In addition, we have contracted with distributors who support our sales and marketing activities in the United States, Europe and Asia. We also use third-party logistics providers who maintain warehouses in close proximity to our customers' facilities. We expect that a significant percentage of our sales will continue to come from direct sales to key customers.

We use field application engineers to provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems designs that incorporate our products. Our marketing team works in conjunction with our field sales and application engineering force, and is organized around our product groups.

During fiscal 2023, 2022 and 2021, there was no net revenue attributable to a customer, other than one distributor, whose revenues as a percentage of net revenue was 10% or greater of total net revenues. Net revenue attributable to significant distributors whose revenues as a percentage of net revenue was 10% or greater of total net revenues is presented in the following table:

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Distributor:			
Distributor A	20 %	15 %	13 %

Net revenue attributable to Distributor A increased due to the change of four large module makers from direct to distribution accounts to align with our support business model in Asia.

Inventory and Working Capital

We typically place firm orders with our suppliers up to 52 weeks prior to the anticipated delivery date and typically prior to an order for the product. Starting in fiscal 2022 and through the first half of fiscal 2023, in response to a large increase in demand from our customers for our products in a majority of our end markets as they continued to invest in data infrastructure, our operations team continued to increase production with our global supply chain partners to alleviate supply constraints. However, with the start of a broad inventory correction in the semiconductor industry, supply constraints have now mostly resolved. To secure capacity over the long term, we have entered into and expect to continue to enter into capacity reservation arrangements with certain foundries and partners for substrates. Our products typically have long multi-year lifecycles and we often maintain substantial inventories because the semiconductor industry is characterized by short lead time orders and quick delivery schedules.

Research and Development

We believe that our future success depends on our ability to introduce improvements to our existing products and to develop new products that deliver cost-effective solutions for both existing and new markets. Our research and development efforts are directed largely to the development of high-performance analog, mixed-signal, digital signal processing and embedded microprocessor integrated circuits with the smallest die size and lowest power. We devote a significant portion of our resources to expanding our product portfolio based on a broad intellectual property portfolio with designs that are intended to enable high-performance, reliable communications over a variety of physical transmission media. We are also focused on incorporating functions currently provided by stand-alone integrated circuits into our integrated platform solutions to reduce our customers' overall system costs.

We have assembled a core team of engineers who have experience in the areas of complementary metal oxide semiconductor ("CMOS") technology, digital signal processing, electro-optics, embedded microprocessors, mixed-signal circuit design, silicon photonics, and system-level architectures. We have invested and expect to continue to invest a significant amount in research and development. See our discussion of research and development expenses in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Annual Report on Form 10-K for further information.

Manufacturing

Integrated Circuit Fabrication

The vast majority of our integrated circuits are fabricated using widely available CMOS processes, which is intended to provide greater flexibility to engage independent foundries to manufacture integrated circuits at lower costs. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facilities. This is intended to allow us to focus our efforts on the design and marketing of our products. We seek to work closely with our foundry partners to forecast on a monthly basis our manufacturing capacity requirements. We also seek to closely monitor foundry production to help ensure consistent overall quality, reliability and yield levels. Our integrated circuits are currently fabricated in several advanced manufacturing processes. Because more precise manufacturing processes are expected to lead to enhanced performance, smaller silicon chip size and lower power requirements, we continually seek to evaluate the benefits and feasibility of migrating to smaller geometry process technology in order to reduce cost and improve performance.

Assembly and Test

We typically outsource all product packaging and testing requirements for our products in production to several assembly and test subcontractors primarily located in Taiwan, Canada, Korea, Singapore and China.

Governmental Regulations

Import/Export, National Security and Other Regulations Related to International Operations and Ownership

We are subject to laws and regulations worldwide, which may differ among jurisdictions, affecting our operations in areas including, but not limited to: intellectual property ownership and infringement; tax; import and export requirements; anti-corruption; foreign exchange controls and cash repatriation restrictions; conflict minerals; data privacy requirements; competition; advertising; employment; product regulations; environment, health and safety requirements; and consumer laws. For example, government export regulations apply to the encryption or other features contained in some of our products.

A portion of the business we acquired in our Avera acquisition in fiscal 2021 requires facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence ("FOCI"). Because we were organized in Bermuda at the time of the Avera acquisition, we entered into agreements with the U.S. Department of Defense with respect to FOCI mitigation arrangements that relate to our operation of the portion of the Avera business involving facility clearances. These measures and arrangements may materially and adversely affect our operating results due to the increased cost of compliance with these measures. If we fail to comply with our obligations under these agreements, our ability to operate our business may be adversely affected. Now that we are domiciled in the United States, we have requested to be released from some of the above FOCI-related obligations. We can offer no assurance that such a request will be granted in a timely manner or at all.

Primarily as a result of our acquisition of Avera, we are now a party to certain contracts with the U.S. government and its subcontractors. Our contracts with government entities are subject to various procurement regulations and other requirements relating to their formation, administration and performance.

See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for additional information on regulatory matters.

Environmental Management

We are also subject to environmental rules and regulations in multiple jurisdictions, such as the EU Directive on Restriction of Hazardous Substances (RoHS), the EU Regulation, Evaluation and Authorization of Chemicals SVHC Substances Directive, the EU Waste Electrical and Electronic Equipment Directive (WEEE Directive), China's regulation on Management Methods for Controlling Pollution Caused by Electronic Information Products, and California Safe Drinking Water and Toxic Enforcement Act of 1986.

We believe that our products comply with the current Restriction of Hazardous Substances Directive, the European legislation that restricts the use of a number of substances, including lead, and the Regulation, Evaluation and Authorization of Chemicals SVHC Substances Directive. In addition, each of our manufacturing subcontractors certifies to us compliance with ISO 14001:2004, the international standard related to environmental management. We are also working to establish a "conflict-free" supply chain, including ethical sourcing of certain minerals for our products.

Intellectual Property

Our future revenue growth and overall success depend in large part on our ability to protect our intellectual property. We rely on a combination of patents, copyrights, trademarks, trade secrets, contractual provisions, confidentiality agreements and licenses to protect our intellectual property. As of January 28, 2023, we have over 10,000 issued patents and pending patent applications in the United States and other countries, covering various aspects of our technology. The expiration of our patents range from 2023 to 2042, and none of the patents expiring in the near future are expected to be material to our IP portfolio as we are not substantially dependent on any single patent or group of related patents. While we believe the duration of our patents generally covers the expected lives of our products, our patents may not collectively or individually cover every feature on innovation in our product. In addition, our efforts may not be sufficient to protect our intellectual property from misappropriation or infringement. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of the risks associated with our intellectual property.

We have expended and expect to continue to expend considerable resources in establishing a patent position designed to protect our intellectual property. While our ability to compete is enhanced by our ability to protect our intellectual property, we believe that in view of the rapid pace of technological change, the combination of the technical experience and innovative skills of our employees may be as important to our business as the legal protection of our patents and other proprietary information.

From time to time, we may desire or be required to renew or to obtain licenses from third parties in order to further develop and effectively market commercially viable products or in connection with a pending or future claim or action asserted against us. We cannot be sure that any necessary licenses will be available or will be available on commercially reasonable terms.

The integrated circuit industry is characterized by vigorous pursuit and protection of intellectual property rights, which has resulted in significant and often time consuming and expensive litigation. From time to time, we receive, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused the proprietary rights of other parties.

In addition, we have in the past and may in the future be sued by other parties who claim that we have infringed their patents or misappropriated or misused other intellectual property rights, or who may seek to invalidate one or more of our patents, trademarks, or other rights. Although we defend these claims vigorously, it is possible that we will not prevail in pending or future lawsuits. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K and "Note 6 – Commitments and Contingencies" in our Notes to the Consolidated Financial Statements set forth in Part II, Item 8, of this Annual Report on Form 10-K for further discussion of the risks associated with patent litigation matters.

Cyber Security and Information Security Risk Oversight

The Company has a Cyber Security Governance Committee composed of executives and subject matter experts who meet no less than quarterly to review the Company's information security, programs, policies, and projects. The Company's Internal Audit Group reviews the cyber security governance and controls annually. In addition, at least quarterly the Audit Committee reviews reports on cyber security from the Chief Information Officer, the Chief Information Security Officer and other members of the Company's management team.

We regularly perform risk assessments relating to cyber security and technology risks. More specifically, an independent third party performs a quarterly penetration test of Marvell's IT infrastructure. In addition to quarterly penetration testing, at least once a year, we bring in an independent third party security firm to perform additional tests and audits. Risks identified in this process are analyzed to determine the impact on the Company and the likelihood of occurrence. Such risks are continuously monitored. We conduct information security training as part of our ongoing compliance program, and every employee of the Company is required to participate in such training. We install and regularly update anti-malware and endpoint detection and response (EDR software) on all IT-managed systems and workstations to detect and prevent malicious code from impacting our systems.

The Company has not experienced a material security breach in the last three years, and as a result, we have not incurred any net expenses from such a breach. We have not been penalized or paid any amount under an information security breach settlement over the last three years. Further, the Company periodically assesses its insurance coverage and has determined not to purchase cyber related insurance.

Competition

The markets for our products are intensely competitive, and are characterized by rapid technological change, evolving industry standards, frequent new product introductions and pricing pressures. Competition has intensified as a result of the increasing demand for higher levels of performance, integration and smaller process geometries. We expect competition to further intensify as current competitors strengthen the depth and breadth of their product offerings, either through in-house development or by acquiring existing technology. In addition, some of our customers have chosen to develop certain semiconductor products internally and this trend may continue to proliferate. We believe that our ability to compete successfully in the rapidly evolving markets for our products depends on multiple factors, including, but not limited to:

- the performance, features, quality and price of our products;
- the development execution, timing and success of enhanced and new product introductions by us, our customers and our competitors;
- the emergence, rate of adoption and acceptance of new industry standards;
- market demand trends;

- competitive tactics;

- our ability to obtain adequate foundry capacity with the appropriate technological capability; and

- the number and nature of our competitors in a given market.

Companies that compete directly with our businesses include, but are not limited to, Advanced Micro Devices, Inc. ("AMD"), Astera Labs, Inc., Broadcom Inc.("Broadcom"), Cisco Systems, Inc.("Cisco"), Credo Technology Group Holding Ltd, Intel Corporation, MACOM Technology Solutions Holdings, Inc., MediaTek Inc., Microchip Technology Inc., Montage Technology, Nvidia Corporation, NXP Semiconductors N.V., Phison Electronics Corporation, Qualcomm Incorporated ("Qualcomm"), Rambus, Inc., Realtek Semiconductor Corporation, Semtech Corporation, Silicon Motion Technology Corporation, and Socionext Inc. We expect increased competition in the future from both emerging and established companies, as well as from alliances among competitors, customers or other third parties, any of which could acquire significant market share. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of competitive risks associated with our business.

We expect that the average unit selling prices of our products will continue to be subject to significant pricing pressures. In order to offset expected declines in the selling prices of our products, we will need to continue to introduce innovative new products and attempt to reduce the cost to design and manufacture our products. To accomplish this, we intend to continue to implement design changes that lower the cost of manufacturing, assembly and testing of our products. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of pricing risks.

Human Capital

We believe that attracting, retaining and motivating a workforce with the ability to support our leading position in semiconductor innovation is essential to effectively execute our strategy. Accordingly, we believe our success depends on our ability to attract, retain and motivate the highly skilled talent necessary to scale our business. We believe the people who work here are our greatest resource, and we encourage and empower all individuals employed at Marvell to excel to their greatest potential. We seek to create an environment that fuels collaboration and innovation, inspires our employees to give their best, and enables our business to thrive. We work hard to attract the industry's best talent, provide opportunities to learn and grow, and create an environment where our employees feel motivated, appreciated and engaged, and have a pathway to building a long-term career at Marvell.

Our Board of Directors (the "Board") and its committees share oversight of our human capital management strategy. The Nominating and Governance Committee has oversight of our approach to human capital and inclusion and diversity as part of its broader focus on Environmental, Social, and Governance ("ESG"). Marvell annually conducts talent reviews and succession planning and the Board receives updates regularly from senior management on succession planning, management talent assessment, attrition and employee survey results. Our executive management team also reviews our human capital initiatives and our progress on such initiatives. The Audit Committee provides oversight of business risks and ethics and compliance programs, both of which have relevance for human capital- and workplace-related issues. The Executive Compensation Committee provides oversight of our overall compensation philosophy, policies and programs, and their respective alignment with our human capital strategy.

The Company employed 7,448 people as of January 28, 2023. As of January 28, 2023, our global workforce was comprised of approximately: 99.6% full time employees and 0.4% part time employees. Our employees sit across three geographical regions: 48.6% of employees are based in the Americas, 40.4% are in APAC (which includes India) and 11.0% are in EMEA.

At Marvell, we focus on employee retention by seeking to foster an environment where people can learn, develop, and advance their careers with us over the long term. We regularly monitor employee turnover, as given the nature of our business, our success depends upon highly trained personnel with the technical skills necessary to execute on our business objectives. We believe the combination of competitive compensation and career growth and development opportunities help to increase employee tenure and reduce voluntary turnover. Intern and entry level professional new hires are an important part of our overall talent pipeline and strategy, as students and entry level professionals often have knowledge in the latest research and innovations, and we want Marvell to benefit from that knowledge.

Competitive Compensation and Benefits

We believe we provide comprehensive, market-competitive compensation and benefits, including affordable health and wellness coverage, globally and consider them a key priority for attracting and keeping top talent. Each year, we benchmark our compensation and benefits programs against our industry peers to help ensure we maintain competitiveness in each of our markets. We seek to align our executives' long-term equity compensation with our stockholders' interests by linking realizable pay with performance.

Culture, Engagement and Development

Marvell's Core Behaviors lay the foundation of our culture and are centered around four key aspects:

• Act with integrity and treat everyone with respect,

• Innovate to solve customer needs,

• Execute with thoroughness and rigor, and

• Help others achieve their objectives.

Our efforts to attract, develop, engage and retain employees, as well as our efforts to embed inclusion and diversity ("I&D") across the Company, reinforce these behaviors. Our Core Behaviors also serve as a roadmap to help integrate employees as we grow through hiring and acquisitions.

We seek to take a holistic approach to helping employees feel engaged, connected and supported — from employee and family events, to learning and development, to weekly Company-wide emails from our CEO. One of the ways we measure levels of engagement is through our annual Voice of the Employee Survey. Survey results help us to better understand employee needs and opportunities for improvement, and to develop action plans to address them.

We offer a variety of employee training programs, including management training programs aligned with the level of managers, technical training, mandatory compliance trainings and voluntary professional development opportunities. In addition, we organize a wide range of employee events designed to foster a sense of community at Marvell.

The COVID-19 pandemic has presented challenges for all individuals and businesses. Our leadership has continued to engage and support employees through the pandemic in a range of ways, including sending frequent communication and resources, providing a number of four day "recharge weekends," and surveying employees on the experience of working from home. See the Health and Safety section below for more details.

Inclusion and Diversity

Marvell is committed to creating and fostering an inclusive, diverse and engaging workplace where people feel fulfilled, inspired and motivated to learn and grow both personally and professionally. We value the uniqueness that a diverse global team brings to our company, and we are focused on creating an environment that fully leverages the perspectives and contributions of every individual.

Our Inclusion and Diversity ("I&D") approach is centered around three key aspects:

• Interconnected across the company: Embedding inclusivity in every function and in everything we do

• Full participation and responsibility: Empowering every employee to do their part toward creating a welcoming and inclusive environment

• Globally aligned and locally relevant: Applying our global strategic framework to specific regional and local site needs

Our efforts focus on four I&D business outcomes:

• Activate and empower leaders

• Create an inclusive best place to work

• Cultivate a diverse workforce

• Lead in the marketplace and community

Health and Safety

We believe everyone deserves a safe workplace that supports their health and wellbeing. To help create this environment, we seek to continue to evolve our programs and resources to support employees' mental and physical wellbeing.

The COVID-19 pandemic has placed a continued emphasis on health and safety at Marvell, and we took various steps to promote the health, safety and wellness of our employees during the crisis.

While our workplaces are mainly office facilities with limited safety hazards, we recognize the importance of preventing and addressing any risks that may occur. As a company, we work to prevent injury by focusing on ergonomics, employee training, maintenance, hazard reporting mechanisms and developing emergency action plans. We encourage our employees to report unsafe conditions.

Climate Change

Climate change is an important topic for Marvell. We recognize that climate change may pose potential risks and may create potential opportunities to our organization and are taking steps to further identify and assess the nature and magnitude of these risks and opportunities. As such, Marvell is working to develop plans to mitigate and manage any potential material climate change risks and to benefit from any potential climate change opportunities.

Management is responsible for formulating and executing our climate strategy. Marvell also runs an executive-level ESG Committee to provide senior leadership and strategic guidance on ESG, as well as ESG Working Groups who are responsible for gathering data, setting strategy and goals, and supporting disclosure efforts on material ESG topics. Marvell's Chief Operations Officer (the "COO") is the executive sponsor of the Environment Working Groups and has overall responsibility at the executive level for climate strategy and related issues. The COO is responsible for assessing and leading the management of climate-related risks and opportunities, elevating stakeholder concerns and guiding the implementation of climate-related policies, programs and disclosures. The COO is also a member of the executive-level ESG Committee, and, in that capacity, is responsible for elevating climate topics to Marvell's senior leadership and, ultimately, to the Board's Nominating and Governance and Audit Committees. The Nominating and Governance Committee has oversight of our climate strategy and ESG matters and receives quarterly updates on our ESG performance. Our Board of Directors receives periodic updates on our ESG performance.

Marvell has an enterprise risk management process in place that may be leveraged to help identify potential climate-related risks and to assess the magnitude of such risks. We have already committed to and are in the process of setting a Science Based Target aligned with the latest climate science to remain within the 1.5°C warming limit established under the Paris Agreement. We have reported against the Task Force for Climate-related Financial Disclosures ("TCFD") framework in our Fiscal Year 2022 ESG Report and have conducted scenario analysis on the potential impacts of climate change to our business in alignment with the TCFD framework.

Item 1A. *Risk Factors*

Investing in our common stock involves a high degree of risk. You should carefully consider the material risks and uncertainties described below and all information contained in this report before you decide to purchase our common stock. Many of these risks and uncertainties are beyond our control, including business cycles and seasonal trends of the computing, infrastructure, semiconductor and related industries and end markets. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, render us unable to conduct our business as currently planned and materially and adversely affect our reputation, business, prospects, financial condition, cash flows, liquidity and operating results. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you could lose all or part of your investment. It is not possible to predict or identify all such risks and uncertainties; our operations could also be affected by risks or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. Therefore, you should not consider the following discussion to be a complete statement of all the potential risks or uncertainties that we face.

SUMMARY OF FACTORS THAT MAY AFFECT OUR FUTURE RESULTS

The following summarizes the principal factors that make an investment in the Company speculative or risky. This summary should be read in conjunction with the remainder of this "Risk Factors" section and should not be relied upon as an exhaustive summary of the material risks facing our business. The occurrence of any of these risks could harm our business, financial condition, results of operations and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time. You should consider all of the risk factors described in our public filings when evaluating our business.

- risks related to changes in general economic conditions such as economic slowdowns, inflation, stagflation, rising interest rates, and recessions or political conditions, such as the tariffs and trade restrictions with China, Russia and other foreign nations, and specific conditions in the end markets we address, including the continuing volatility in the technology sector and semiconductor industry and the U.S. National Science and Technology Council's designation of semiconductors as a critical and emerging technology;

- risks related to cancellations, rescheduling or deferrals of significant customer orders or shipments, as well as the ability of our customers to manage inventory;

- risks related to the impact of the COVID-19 pandemic or other future pandemics, on the global economy and on our customers, suppliers, employees and business;

- risks related to our ability to scale our business;

- risks related to the extension of lead time due to supply chain disruptions, component shortages that impact the costs and production of our products and kitting process, and constrained availability from other electronic suppliers impacting our customers' ability to ship their products, which in turn may adversely impact our sales to those customers;

- risks related to the ability of our customers, particularly in jurisdictions such as China that may be subject to trade restrictions (including the need to obtain export licenses) to develop their own solutions or acquire fully developed solutions from third-parties;

- risks related to our ability to design, develop and introduce new and enhanced products, in particular in the 5G and Cloud markets, in a timely and effective manner, as well as our ability to anticipate and adapt to changes in technology;

- risks related to our ability to successfully integrate and to realize anticipated benefits or synergies, on a timely basis or at all, in connection with our past, current, or any future acquisitions, divestitures, significant investments or strategic transactions;

- risks related to our debt obligations;

- risks related to the highly competitive nature of the end markets we serve, particularly within the semiconductor and infrastructure industries;

- risks related to our dependence on a few customers for a significant portion of our revenue including risks related to severe financial hardship or bankruptcy or other attrition of one or more of our major customers, particularly as our major customers comprise an increasing percentage of our revenue;

- risks related to our ability to execute on changes in strategy and realize the expected benefits from restructuring activities;

- risks related to our ability to maintain a competitive cost structure for our manufacturing, assembly, testing and packaging processes and our reliance on third parties to produce our products;

- risks related to our ability to attract, retain and motivate a highly skilled workforce, especially engineering, managerial, sales and marketing personnel;

- risks related to any current and future litigation, regulatory investigations, or contractual disputes with customers that could result in substantial costs and a diversion of management's attention and resources that are needed to successfully maintain and grow our business;

- risks related to gain or loss of a design win or key customer;

- risks related to seasonality or volatility related to sales into the infrastructure, semiconductor and related industries and end markets;

- risks related to failures to qualify our products or our suppliers' manufacturing lines;

- risks related to failures to protect our intellectual property, particularly outside the United States;

- risks related to the potential impact of significant events or natural disasters or the effects of climate change (such as drought, flooding, wildfires, increased storm severity, sea level rise, and power outages), particularly in certain regions in which we operate or own buildings, such as Santa Clara, California, and where our third party manufacturing partners or suppliers operate, such as Taiwan and elsewhere in the Pacific Rim;

- risks related to our Environmental, Social and Governance (ESG) programs; and

- risks related to failures of our customers to agree to pay for NRE (non-recurring engineering) costs, failure to pay enough to cover the costs we incur in connection with NREs or non-payment of previously agreed NRE costs due to us.

Our quarterly results of operations have fluctuated in the past and could do so in the future. Because our results of operations are difficult to predict, you should not rely on quarterly comparisons of our results of operations as an indication of our future performance. Due to fluctuations in our quarterly results of operations and other factors, the price at which our common stock will trade is likely to continue to be highly volatile. Accordingly, you may not be able to resell your common stock at or above the price you paid. In future periods, our stock price could decline if, among other factors, our revenue or operating results are below our estimates or the estimates or expectations of securities analysts and investors. Our stock is traded on the Nasdaq Global Select Market under the ticker symbol "MRVL". As a result of stock price volatility, we may be subject to securities class action litigation. Any litigation could result in substantial costs and a diversion of management's attention and resources that are needed to successfully maintain and grow our business.

CHANGES IN PRODUCT DEMAND CAN ADVERSELY AFFECT OUR FINANCIAL RESULTS

We face risks related to recessions, inflation, stagflation and other economic conditions

Customer demand for our products may be impacted by weak economic conditions, inflation, stagflation, recessionary or lower-growth environments, rising interest rates, equity market volatility or other negative economic factors in the U.S. or other nations. For example, under these conditions or expectation of such conditions, our customers may cancel orders, delay purchasing decisions or reduce their use of our services. In addition, these economic conditions could result in higher inventory levels and the possibility of resulting excess capacity charges from our manufacturing partners if we need to slow production to reduce inventory levels. Further, in the event of a recession or threat of a recession our manufacturing partners, suppliers, distributors, and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our manufacturing partners, customers, suppliers and creditors and might cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. Thus, if general macroeconomic conditions, or conditions in the semiconductor industry, or conditions in our customer end markets continue to deteriorate or experience a sustained period of weakness or slower growth, our business and financial results could be materially and adversely affected.

In addition, we are also subject to risk from inflation and increasing market prices of certain components, supplies, and commodity raw materials, which are incorporated into our end products or used by our manufacturing partners or suppliers to manufacture our end products. These components, supplies and commodities have from time to time become restricted, or general market factors and conditions have in the past and may in the future affect pricing of such components, supplies and commodities (such as inflation or supply chain constraints). See also, "Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products over time, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons."

Unfavorable or uncertain conditions in the 5G and Cloud markets may cause fluctuations in our rate of revenue growth or financial results.

World-wide markets for our 5G and Cloud products may not develop in the manner or in the time periods we anticipate. If domestic and global economic conditions continue to worsen, overall spending on our 5G and Cloud products may be reduced, which would adversely impact demand for our products in these markets. In addition, unfavorable developments with evolving laws and regulations worldwide related to these products and suppliers may limit global adoption, impede our strategy, and negatively impact our long-term expectations in this area. Even if the 5G and Cloud markets develop in the manner or in the time periods we anticipate, if we do not have timely, competitively priced, market-accepted products available to meet our customers' planned roll-out of 5G wireless communication systems or Cloud systems, we may miss a significant opportunity and our business, financial condition, results of operations and cash flows could be materially and adversely affected. In addition, as a result of the fact that the markets for 5G and Cloud are still developing, demand for these products may be unpredictable and may vary significantly from one period to another. See also, *"Our sales are concentrated in a few large customers. If we lose or experience a significant reduction in sales to any of these key customers, if any of these key customers experience a significant decline in market share, or if any of these customers experience significant financial difficulties, our revenue may decrease substantially and our results of operations and financial condition may be harmed."* See also, *"Adverse changes in the political and economic policies of the U.S. government in connection with trade with China have reduced the demand for our products and damaged our business"* for additional risks related to export restrictions that may impact certain customers in the 5G and Cloud markets.

Our sales are concentrated in a few large customers. If we lose or experience a significant reduction in sales to any of these key customers, if any of these key customers experience a significant decline in market share, or if any of these customers experience significant financial difficulties, our revenue may decrease substantially and our results of operations and financial condition may be harmed.

We receive a significant amount of our revenue from a limited number of customers. For example, during fiscal 2023, we had one distributor, whose revenue as a percentage of our net revenue was 10% or greater of total net revenues. In addition, net revenue from our ten (10) largest customers, including this distributor, represented 63% of our net revenue for the fiscal year ended January 28, 2023. Sales to our largest customers have fluctuated significantly from period to period and year to year and will likely continue to fluctuate in the future, primarily due to the timing and number of design wins with each customer, the continued diversification of our customer base as we expand into new markets, adverse changes in the political and economic policies of the U.S. or other governments (such as changes in export policies), and natural disasters or other issues. The loss of any of our large customers or a significant reduction in sales we make to them would likely harm our financial condition and results of operations. To the extent one or more of our large customers experience financial challenges, bankruptcy or insolvency, this could have a material adverse effect on our sales and our ability to collect on receivables, which could harm our financial condition and results of operations.

If we are unable to increase the number of large customers in key markets, then our operating results in the foreseeable future would be expected to continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our products. In the future, these customers may decide not to purchase our products at all, purchase fewer products than they did in the past, or alter their purchasing patterns in some other way, particularly because:

- a significant portion of our sales are made on a purchase order basis, which allows our customers to cancel, change or delay product purchase commitments with relatively short notice to us;

- customers may purchase similar products from our competitors;

- customers may discontinue sales or lose market share in the markets for which they purchase our products;

- customers, particularly in jurisdictions such as China that may be subject to trade restrictions or tariffs, may develop their own solutions or acquire fully developed solutions from third-parties; or

- customers may be subject to severe business disruptions, including, but not limited to, those driven by recessions, financial instability, actual or threatened public health emergencies, such as the COVID-19 pandemic, other global or regional macroeconomic developments, or natural disasters.

In addition, there has been a trend toward customer consolidation in the semiconductor industry through business combinations, including mergers, asset acquisitions and strategic partnerships (for example, Western Digital acquired SanDisk in 2017, Toshiba Corporation sold control of a portion of its semiconductor business in 2018, and Cisco acquired Acacia Communications in 2021). Mergers or restructuring among our customers, or their end customers, could increase our customer concentration with a particular customer or reduce total demand as the combined entities reevaluate their business and consolidate their suppliers. Such future developments, particularly in those end markets that account for more significant portions of our revenues, could harm our business and our results of operations.

In addition, we may be unable to negotiate as favorable terms with larger customers whether those customers resulted from customer consolidation, merger integrations or other reasons, and any such less favorable terms could harm our business and our results of operations.

We are subject to order and shipment uncertainties. If we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin. Conversely, we may have insufficient inventory or be unable to obtain the supplies or contract manufacturing capacity to meet that demand which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships.

We typically sell products pursuant to purchase orders rather than long-term purchase commitments. Some of our customers have, and others may in the future, cancel or defer purchase orders on short notice without incurring a significant penalty. In addition, customers who have purchase commitments may not honor those commitments. Due to their inability to predict demand or other reasons, during the last few years some of our customers have accumulated excess inventories and, as a consequence, they either have deferred or they may defer future purchases of our products. We cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face unpredictable demand for their own products and are increasingly focused more on cash preservation and tighter inventory management.

We place orders with our suppliers based on forecasts of customer demand and, in some instances, may establish buffer inventories to accommodate anticipated demand. Our forecasts are based on multiple assumptions, each of which may introduce error into our estimates. For example, our ability to accurately forecast customer demand may be impaired by the delays inherent in our customer's product development processes, which may include extensive qualification and testing of components included in their products, including ours. In many cases, they design their products to use components from multiple suppliers. This creates the risk that our customers may decide to cancel or change product plans for products incorporating our semiconductor solutions prior to completion, which makes it even more difficult to forecast customer demand. In addition, while many of our customers are subject to purchase orders or other agreements that do not allow for cancellation, there can be no assurance that these customers will honor these contract terms and cancellation of these orders may adversely affect our business operations and demand forecast which is the basis for us to have products made.

Our products are incorporated into complex devices and systems, which creates supply chain cross-dependencies. Due to cross dependencies, supply chain disruptions have in the past and may in the future negatively impact the demand for our products. We have a limited ability to predict the timing of a supply chain correction. As we have a broad product portfolio and diversified products with many different SKUs, significant supply chain disruptions will cause us to have more work-in-process inventories we hold to ensure we have flexibility to support our customers. If we cannot predict future customer demand or supply chain disruptions, then we may hold excess or obsolete inventory. Moreover, significant supply chain disruption may negatively impact the timing of our product shipments and revenue shipment linearity which may impact and extend our cash conversion cycle. In addition, the market share of our customers could be adversely impacted on a long-term basis due to any continued supply chain disruption, which could negatively affect our results of operations. See also, *"We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our ability to grow our business"* for additional information on the impacts of supply chain cross-dependencies on our business.

If we overestimate customer demand, our excess or obsolete inventory may increase significantly, which would reduce our gross margin and adversely affect our financial results. The risk of obsolescence and/or excess inventory is heightened for semiconductor solutions designed for consumer electronics due to the rapidly changing market for these types of products. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities and potentially lose market share and damage our customer relationships. In addition, any future significant cancellations or deferrals of product orders or the return of previously sold products could materially and adversely affect our profit margins, increase product obsolescence and restrict our ability to fund our operations.

We operate in intensely competitive markets. Our failure to compete effectively would harm our results of operations.

The semiconductor industry, and specifically the storage, networking and infrastructure markets, is extremely competitive. We currently compete with a number of large domestic and international companies in the business of designing semiconductor solutions and related applications, some of which have greater financial, technical and management resources than us. Our efforts to introduce new products into markets with entrenched competitors will expose us to additional competitive pressures. For example, we are facing, and expect we will continue to face, significant competition in the infrastructure, networking and SSD storage markets. Additionally, customer expectations and requirements have been evolving rapidly. For example, customers now expect us to provide turnkey solutions and commit to future roadmaps that have technical risks.

Some of our competitors may be better situated to meet changing customer needs and secure design wins. Increasing competition in the markets in which we operate may negatively impact our revenue and gross margins. For example, competitors with greater financial resources may be able to offer lower prices than us, or they may offer additional products, services or other incentives that we may not be able to match.

We also may experience discriminatory or anti-competitive practices by our competitors that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business. In addition, some of these competitors may use their market power to dissuade our customers from purchasing from us.

In addition, many of our competitors operate and maintain their own fabrication facilities and have longer operating histories, greater name recognition, larger customer bases, and greater sales, marketing and distribution resources than we do.

Moreover, the semiconductor industry has experienced increased consolidation over the past several years. For example, NVIDIA Corporation acquired Mellanox Technologies in April 2020, Infineon acquired Cypress Semiconductors in April 2020, Renesas Electronics Corporation acquired Dialog Semiconductor in August 2021, AMD acquired Xilinx, Inc. in February 2022 and Pensando Systems in May 2022 and Qualcomm acquired Veonner in 2022. In addition, MaxLinear, Inc. announced plans to acquire Silicon Motion in May 2022 and Broadcom announced plans to acquire VMware in May 2022. Consolidation among our competitors has led, and in the future could lead, to a changing competitive landscape, capabilities and market share, which could put us at a competitive disadvantage and harm our results of operations.

Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products over time, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons.

The products we develop and sell are primarily used for high-volume applications. While prices of our products have increased recently due to inflation and additional costs resulting from securing an increase in supply, the prices of our products have historically decreased. We expect that the average unit selling prices of our products will continue to be subject to significant pricing pressures. In addition, our more recently introduced products tend to have higher associated costs because of initial overall development and production expenses. Therefore, over time, we may not be able to maintain or improve our gross margins. Our financial results could suffer if we are unable to offset any reductions in our average selling prices by other cost reductions through efficiencies, introduction of higher margin products and other means.

To attract new customers or retain existing customers, we may offer certain price concessions to certain customers, which could cause our average selling prices and gross margins to decline. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or by our competitors and other factors. We expect to continue to have to reduce prices of existing products in the future. Moreover, because of the wide price differences across the markets we serve, the mix and types of performance capabilities of our products sold may affect the average selling prices of our products and have a substantial impact on our revenue and gross margin. We may enter new markets in which a significant amount of competition exists, and this may require us to sell our products with lower gross margins than we earn in our established businesses. If we are successful in growing revenue in these markets, our overall gross margin may decline. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover the fixed costs and investments associated with a particular product, and as a result may harm our financial results.

Additionally, because we do not operate our own manufacturing, assembly, testing or packaging facilities, we are not able to reduce our costs as rapidly as companies that operate their own facilities and our costs may even increase, which could also reduce our gross margins. Our gross margin could also be impacted for example by the following factors: increased costs (including increased costs caused by tariffs, inflation, higher interest rates, or supply chain constraints); loss of cost savings if parts ordering does not correctly anticipate product demand or if the financial health of either our manufacturers partners or our suppliers deteriorates; excess inventory, or inventory holding and obsolescence charges. In addition, we are subject to risks from fluctuating market prices of certain components, which are incorporated into our products or used by our suppliers to manufacture our products. Supplies of these components may from time to time become restricted, or general market factors and conditions such as inflation or supply chain constraints have in the past affected and may in the future affect pricing of such commodities. For example, during the first few quarters of fiscal year 2023 supply shortages in the semiconductor industry of multi-layer complex substrates, IC packaging capacity and fab constraints resulted in increased lead times, inability to meet demand, and increased costs. Any increase in the price of components used in our products will adversely affect our gross margins.

Entry into new markets, such as markets with different business models, as a result of our acquisitions may reduce our gross margin and operating margin. For example, for certain products we use an ASIC model to offer end-to-end solutions for intellectual property, design team, fab and packaging to deliver a tested, yielded product to customers. This business model tends to have a lower gross margin. In addition, the costs related to this type of business model typically include significant NRE (non-recurring engineering) costs that customers pay based on the completion of milestones. Our operating margin may decline if our customers do not agree to pay for NREs, if they do not pay enough to cover the costs we incur in connection with NREs, or non-payment of previously agreed NRE costs. In addition, our operating margin may decline if we are unable to sell products in sufficient volumes to cover the development costs that we have incurred. In addition, the ASIC business model requires us to use third-party intellectual property and we may lose business or experience reputational harm if third parties, including customers, lose confidence in our ability to protect their intellectual property rights. With respect to risks related to our use of third-party intellectual property, see also, **"*We have been named as a party to several legal proceedings and may be named in additional ones in the future, including litigation involving our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.*"**

WE ARE SUBJECT TO RISKS ASSOCIATED WITH THE CORONAVIRUS (COVID-19) PANDEMIC

We face risks related to the COVID-19 pandemic which has, and may continue in the future to, significantly disrupt and adversely impact our manufacturing, research and development, operations, sales and financial results.

Our business has been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic or other future pandemics. In addition to global and domestic macroeconomic effects, during fiscal years 2022 and 2023 the COVID-19 pandemic and related adverse public health measures caused disruption to our global operations and sales. Our third-party manufacturing partners, suppliers, distributors, sub-contractors and customers have been, and may continue to be, disrupted by worker absenteeism, quarantines and restrictions on their employees' ability to work; office and factory closures; disruptions to ports and other shipping infrastructure; border closures; and other travel or health-related restrictions. Depending on the magnitude of such effects on our manufacturing, assembling, testing, and packaging activities or the operations of our manufacturing partners, suppliers, distributors, sub-contractors and customers, our supply chain, manufacturing and product shipments will be delayed, which could adversely affect our business, operations and customer relationships.

Although the pandemic related restrictions above have eased in many places, the ongoing pandemic, including large outbreaks, resurgences of COVID-19 in various regions and appearances of new variants of the virus, has resulted, and may continue to result, in their full or partial reinstitution. In addition, although many countries have vaccinated large segments of their population, during fiscal year 2023 COVID-19 continued to disrupt business activities, trade, and supply chains in many countries. We expect lingering impacts related to COVID-19 to continue for the foreseeable future. For example, we were impacted by COVID outbreaks in Asia during the first half of fiscal 2023 that resulted in closed factories, clogged ports and a shortage of workers as officials imposed lockdowns and mass testing requirements.

In addition to operational and customer impacts, the COVID-19 pandemic has had, and is expected to continue to have, (and future pandemics are expected to have) a significant impact on the economies and financial markets of many countries including an economic downturn, which has affected and may in the future affect demand for our products and impact our operating results in both the near and long term. There can be no assurance that any decreases in sales resulting from the COVID-19 pandemic (or any future pandemic) will be offset by increased sales in subsequent periods.

Our ongoing efforts to manage these and other potential impacts of the COVID-19 pandemic (and any impacts of future pandemics) may be unsuccessful. As the COVID-19 pandemic reaches endemic stages, due to the continued uncertainty regarding its severity and duration (including resurgences or mutations of the virus), related public health measures and macroeconomic impacts, at this time we are unable to predict its full impact on our business, financial condition, operating results and cash flows.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH THE RAPID GROWTH OF THE COMPANY AND WITH OUR STRATEGIC TRANSACTIONS

We may not be able to scale our business quickly enough to meet our customers' needs or in an efficient manner, which could harm our operating results.

Over the last few years, we have rapidly increased in size. As a result, we have had to, and expect in the future to continue to need to, appropriately scale our business, internal systems and organization, and to continue to improve our operational, financial and management controls, reporting systems and procedures, to serve our growing customer base. Even if we are able to upgrade our systems and expand our staff, any such expansion will likely be expensive and complex, requiring management's time and attention. We could also face inefficiencies, reduced productivity or operational failures as a result of our efforts to scale our business. Moreover, there are inherent risks associated with upgrading, improving and expanding our information technology systems. We cannot be sure that the expansion and improvements to our business operations will be fully or effectively implemented on a timely basis, if at all. Any failure of, or delay in, these efforts could negatively impact performance our financial results.

Recent, current and potential future acquisitions, strategic investments, divestitures, mergers or joint ventures may subject us to significant risks, any of which could harm our business.

Our long-term strategy has included in the past, and may continue to include in the future, identifying and acquiring, investing in or merging with suitable companies, or divesting of certain business lines, assets or activities. In particular, over time, we may acquire, make investments in, or merge with providers of product offerings that complement our business or may terminate or dispose of business lines, assets or activities if they are no longer in alignment with our operational strategy and priorities.

Mergers, acquisitions and divestitures include a number of risks and present financial, managerial and operational challenges. Given that our resources are limited, any decision to pursue a transaction has opportunity costs; accordingly, if we pursue a particular transaction, we may need to forgo the prospect of entering into other transactions or making other capital allocation decisions that could help us achieve our strategic objectives.

Any acquired business, technology, service or product could significantly underperform relative to our expectations. Our acquisitions may not further our business strategy as we expected, we may not integrate an acquired company or technology as successfully as we expected, we may impose our business practices that adversely impact the acquired business or we may overpay for, or otherwise not realize the expected return on our investments, each or all of which could adversely affect our business or operating results and potentially cause impairment to assets that we recorded as a part of an acquisition including intangible assets and goodwill. In addition, the use of our stock to finance an acquisition, will result in an increase in the number of outstanding shares and will reduce the ownership percentage of each of our outstanding stockholders.

When we decide to sell assets or a business, we may have difficulty selling on acceptable terms in a timely manner or at all. These circumstances could delay the achievement of our strategic objectives or cause us to incur additional expense, or we may sell a business at a price or on terms that are less favorable than we had anticipated, resulting in a loss on the transaction.

If we do enter into agreements with respect to acquisitions, divestitures, or other transactions, these transactions, or parts of these transactions, may fail to be completed due to factors such as: failure to obtain regulatory or other approvals; disputes or litigation; or difficulties obtaining financing for the transaction. In addition, such transactions are increasingly being subjected to regulatory review and other burdens, which could delay the closing of any transaction and greatly increase the costs related to such transaction.

If we fail to complete a transaction, we may nonetheless have incurred significant expenses in connection with such transaction. Failure to complete a pending transaction may result in negative publicity and a negative perception of us among the investment community.

In addition, we used a significant portion of our cash and incurred substantial indebtedness in connection with the financing of our acquisition of Inphi, which was completed in fiscal 2022. Our use of cash to fund our acquisitions has reduced our liquidity and may (i) limit our flexibility in responding to other business opportunities and (ii) increase our vulnerability to adverse economic and industry conditions. Furthermore, the financing agreements in connection with our outstanding indebtedness contain negative covenants, limitations on indebtedness, liens, sale and leaseback transactions and mergers and other fundamental changes. Our ability to comply with these negative covenants can be affected by events beyond our control. Our indebtedness and these negative covenants will also have the effect, among other things, of limiting our ability to obtain additional financing, if needed, limiting our flexibility in the conduct of our business and making us more vulnerable to economic downturns and adverse competitive and industry conditions. In addition, a breach of the negative covenants could result in an event of default with respect to the indebtedness, which, if not cured or waived, could result in the indebtedness becoming immediately due and payable and could have a material adverse effect on our business, financial condition or operating results. See also, *"We are subject to risks related to our debt obligations."*

For all these reasons, our pursuit of an acquisition, investment, divestiture, merger or joint venture could cause our actual results to differ materially from those anticipated.

WE ARE VULNERABLE TO PRODUCT DEVELOPMENT AND MANUFACTURING-RELATED RISKS

We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested or to be able to fulfill our orders could damage our relationships with our customers, decrease our sales and limit our ability to grow our business.

We do not have our own manufacturing, assembly or packaging facilities and have very limited in-house testing facilities. Therefore, we currently rely on several third-party manufacturing partners to produce our products. We also currently rely on several third-party assembly, testing and packaging subcontractors to assemble, package and test our products. This exposes us to a variety of risks, including the following:

Regional Concentration

Most of our products are manufactured by third-party foundries located in Taiwan, and other sources are located in China, Germany, South Korea, Singapore and the United States. In addition, substantially all of our third-party assembly, testing and packaging facilities are located in China, Malaysia, Singapore, Taiwan and Canada. Because of the geographic concentration of these third-party foundries, as well as our assembly, testing and packaging subcontractors, we are exposed to the risk that their operations may be disrupted by regional events including, for example, droughts, earthquakes (particularly in Taiwan and elsewhere in the Pacific Rim close to fault lines), tsunamis or typhoons, severe storms, power outages, or by actual or threatened public health emergencies such as the COVID-19 pandemic and future pandemics, or by political, social or economic instability, or by geopolitical tensions and conflicts. For example, we were impacted by COVID outbreaks in Asia in the first half of fiscal 2023 that resulted in closed factories, clogged ports and a shortage of workers as officials imposed lockdowns and mass testing requirements. In the case of such an event, our revenue, cost of goods sold and results of operations may be negatively impacted. In addition, there are limited numbers of alternative foundries capable of producing advanced technologies and identifying and implementing alternative manufacturing facilities would be time consuming. Although there is a movement in the U.S. to build more foundries locally and the U.S. government is providing funds or other incentives for certain companies to do so, we do not expect that such foundries will be available to us to produce advanced technologies any time soon, if ever. If we need to utilize alternate manufacturing facilities, either in Taiwan or elsewhere we could experience significant expenses and delays in product shipments, which could harm our results of operations.

No Guarantee of Capacity or Supply

The ability of each of our manufacturing partners to provide us with materials and services is limited by its available capacity and existing obligations. When demand is strong, availability of our partners' capacity may be constrained or not available, and with certain exceptions, our vendors are not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. We place our orders on the basis of our customers' purchase orders or our forecast of customer demand, and most of our manufacturing partners can allocate capacity to the production of other companies' products and reduce deliveries to us on short notice. It is possible that their customers that are larger and better financed than we are or that have long-term agreements with our main foundries may induce them to reallocate capacity to those customers. Most of our manufacturing partners may reallocate capacity to their customers offering them a better margin or rate of return than provided by us. This reallocation could impair our ability to secure the supply of components that we need. Moreover, if any of our third-party manufacturing partners or other suppliers are unable to secure the necessary raw materials from their suppliers, lose benefits under material agreements, experience power outages or labor shortages, or lack sufficient capacity to manufacture our products, encounter financial difficulties or suffer any other disruption or reduction in efficiency, we may encounter supply delays or disruptions, which could harm our business or results of operations.

There are a very limited number of foundries and consolidation of the foundries that provide services to us or to the semiconductor industry due to bankruptcy or through business combinations, including mergers, asset acquisitions and strategic partnerships may adversely impact us. A foundry, supplier or other manufacturing partner could become unavailable to us if it is acquired by a competitor or a large company that may change the scope of the offerings. For example, Intel Corporation announced in February 2022 of its intent to acquire Tower Semiconductor. Or a foundry may not be suitable for us if it does not invest in, or have the ability to manufacture, advanced technologies. In particular, as we and others in our industry transition to smaller geometries, our manufacturing partners may be supply constrained or may charge premiums for these advanced technologies, which may harm our business or results of operations. See also, *"We may experience increased actual and opportunity costs as a result of our transition to smaller geometry process technologies."* In addition, a foundry or supplier may become unavailable to us as a result of economic or political instability. Any disruption to our manufacturing partners could result in a material decline in our revenue, net income and cash flow.

We have in the past including in the first few quarters of fiscal year 2023, and may in the future, experience a number of industry-wide supply constraints affecting the type of high complexity products we provide for data infrastructure. These supply constraints have impacted, and are expected in the future to impact, the kitting process for our products. These supply challenges have in the past, and may in the future, limit our ability to fully satisfy the increase in demand for some of our products.

While we attempt to create multiple sources for our products, most of our products are not manufactured at more than one foundry at any given time, and our products typically are designed to be manufactured in a specific process at only one of these foundries. Accordingly, if one of our foundries is unable to provide us with components as needed, it would be difficult for us to transition the manufacture of our products to other foundries, and we could experience significant delays in securing sufficient supplies of those components. Any disruption to our or foundry partners could result in a material decline in our revenue, net income and cash flow. In addition, our assembly testing and packaging partners may be single sourced and it may be difficult for us to transition to other manufacturing partners for these services.

In order to secure sufficient capacity when demand is high and to mitigate the risks described in the foregoing paragraph, we have entered into, and in the future may enter into, various arrangements with certain manufacturing partners or other suppliers that could be costly and harm our results of operations, such as nonrefundable deposits with, or loans to, such parties in exchange for capacity commitments, or contracts that commit us to purchase specified quantities of components over extended periods. We may not be able to make such arrangements in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results.

During the first few quarters of fiscal year 2023, supply shortages in the semiconductor industry of multi-layer complex substrates, IC packaging capacity, and specific wafer process node constraints resulted in increased lead times, inability to meet demand, and increased costs. Of these shortages, ABF substrates and specific wafer process nodes were the most constrained and most of these suppliers are located in Japan and Taiwan. Because of the geographic concentration of these suppliers, we are exposed to the risk that their operations may be disrupted by regional events including droughts, earthquakes (particularly in Taiwan and elsewhere in the Pacific Rim close to fault lines), tsunamis or typhoons, severe storms, power outages, or by actual or threatened public health emergencies such as the COVID-19 pandemic, or by political, social or economic instability. In addition, while the Russian invasion of Ukraine has not had a direct material impact on us due to our limited sales to Russia and Ukraine, we are unable to predict the indirect impact this conflict will have on us due to impacts on the supply chain, global and domestic economies, interest rates and stock markets.

Uncertain Yields and Quality

The fabrication of our products is a complex and technically demanding process. Our technology is transitioning from planar to FINFET transistors. This transition may result in longer qualification cycles and lower yields. Our manufacturing partners have from time to time experienced manufacturing defects and lower manufacturing yields, which are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance. In addition, we may face lower manufacturing yields and reduced quality in the process of ramping up and diversifying our manufacturing partners. Poor yields from our partners, or defects, integration issues or other performance problems with our products could cause us significant customer relations and business reputation problems, harm our financial performance and result in financial or other damages to our customers. Our customers could also seek damages in connection with product liability claims, which would likely be time consuming and costly to defend. In addition, defects could result in significant costs. See also, *"Costs related to defective products could have a material adverse effect on us."*

Because we rely on outside manufacturing partners, we have a reduced ability to directly control product delivery schedules and quality assurance, which has in the past and may in the future result in product shortages or quality assurance problems that delay shipments or increase costs.

Commodity Prices

We are also subject to risk from increasing or fluctuating market prices of certain commodity raw materials, including gold and copper, which are incorporated into our end products or used by our suppliers to manufacture our end products. Supplies for such commodities have from time to time become restricted, or general market factors and conditions have in the past affected and may in the future affect pricing of such commodities (such as inflation or supply chain constraints).

We may experience increased actual and opportunity costs as a result of our transition to smaller geometry process technologies.

In order to remain competitive, we have transitioned, and expect to continue to transition, our semiconductor products to increasingly smaller line width geometries. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. We also evaluate the costs of migrating to smaller geometry process technologies including both actual costs such as increased mask costs and wafer costs and increased costs related to EDA tools and the opportunity costs related to the technologies we choose to forego. These transitions are imperative for us to be competitive with the rest of the industry and to target some of our product development in high growth areas to these advanced nodes, which has resulted in significant initial design and development costs.

We have been, and may continue to be, dependent on our relationships with our manufacturing partners to transition to smaller geometry processes successfully. We cannot ensure that the partners we use will be able to effectively manage any future transitions. In addition, there are a very limited number of foundries capable of producing advanced technologies, and identifying and implementing alternative manufacturing facilities would be time consuming. If we or any of our partners experience significant delays in a future transition or fail to efficiently implement a transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations.

As smaller geometry processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, if at all. Moreover, even if we are able to achieve higher levels of design integration, such integration may have a short-term adverse impact on our results of operations, as we may reduce our revenue by integrating the functionality of multiple chips into a single chip.

We rely on our customers to design our products into their systems, and the nature of the design process requires us to incur expenses prior to customer commitments to use our products or recognizing revenues associated with those expenses which may adversely affect our financial results.

One of our primary focuses is on winning competitive bid selection processes, known as "design wins," to develop products for use in our customers' products. We devote significant time and resources in working with our customers' system designers to understand their future needs and to provide products that we believe will meet those needs and these bid selection processes can be lengthy. If a customer's system designer initially chooses a competitor's product, it becomes significantly more difficult for us to sell our products for use in that system because changing suppliers can involve significant cost, time, effort and risk for our customers. Thus, our failure to win a competitive bid can result in our foregoing revenues from a given customer's product line for the life of that product. In addition, design opportunities may be infrequent or delayed. Our ability to compete in the future will depend, in large part, on our ability to design products to ensure compliance with our customers' and potential customers' specifications. We expect to invest significant time and resources and to incur significant expenses to design our products to ensure compliance with relevant specifications.

We often incur significant expenditures in the development of a new product without any assurance that our customers' system designers will select our product for use in their applications. We often are required to anticipate which product designs will generate demand in advance of our customers expressly indicating a need for that particular design. Even if our customers' system designers select our products, a substantial period of time will elapse before we generate revenues related to the significant expenses we have incurred.

The reasons for this delay generally include the following elements of our product sales and development cycle timeline and related influences:

- our customers usually require a comprehensive technical evaluation of our products before they incorporate them into their designs;

- it can take from six months to three years from the time our products are selected to commence commercial shipments; and

- our customers may experience changed market conditions or product development issues.

The resources devoted to product development and sales and marketing may not generate material revenue for us, and from time to time, we may need to write off excess and obsolete inventory if we have produced product in anticipation of expected demand. We may spend resources on the development of products that our customers may not adopt. If we incur significant expenses and investments in inventory in the future that we are not able to recover, and we are not able to compensate for those expenses, our operating results could be adversely affected. In addition, if we sell our products at reduced prices in anticipation of cost reductions but still hold higher cost products in inventory, our operating results would be harmed.

Additionally, even if system designers use our products in their systems, we cannot assure you that these systems will be commercially successful or that we will receive significant revenue from the sales of our products for those systems. As a result, we may be unable to accurately forecast the volume and timing of our orders and revenues associated with any new product introductions.

We have in the past, and may continue to, make custom or semi-custom products on an exclusive basis for some of our customers for a negotiated period of time. The percentage of our sales related to custom or semi-custom products has been increasing over the last few years. Any revenue from sales of our custom or semi-custom products is directly related to sales of the third-party customer's products and reflective of their success in the market. We have no control over the marketing efforts of these third-party customers and can't make any assurances that sales of their products will be successful in current or future years. In addition, if these customers are bought by our competitors or other third parties, they may terminate agreements related to these custom or semi-custom products or otherwise limit our access to technology necessary for the production of these products. As a result, there may be no other customers for these products due to their custom or semi-custom nature. Consequently, we may not fully realize our expectations for custom or semi-custom product revenue and our operating results may be adversely affected.

Additionally, failure of our customers to agree to pay for NRE (non-recurring engineering) costs or failure to pay enough to cover the costs we incur in connection with NREs, or non-payment of previously agreed NRE costs due to us, can harm our financial results. See also, *"Research and Development"* under Results of Operations.

If we are unable to develop and introduce new and enhanced products that achieve market acceptance in a timely and cost-effective manner, our results of operations and competitive position will be harmed.

Our future success will depend on our ability to develop and introduce new products and enhancements to our existing products that address customer requirements, in a timely and cost-effective manner and are competitive as to a variety of factors. For example, we must successfully identify customer requirements and design, develop and produce products on time that compete effectively as to price, functionality and performance. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions, and increasing demand for higher levels of integration and smaller process geometries.

In addition, the development of new semiconductor solutions is highly complex and, due to a variety of factors, including supply chain cross-dependencies, dependencies on EDA and similar tools, dependencies on the use of third party, business partner or customer intellectual property, collaboration and synchronization requirements with business partners and customers, requirements to establish new manufacturing, testing, assembly and packing processes, and other factors, we may experience delays in completing the design, development, production and introduction of our new products. Any delays could result in increased development costs, hurt our customer relationships including our ability to win new designs, resulting in lost potential future revenue, or impact our ability to allocate resources to other projects. See also, *"We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our ability to grow our business"* for additional information on the impacts of supply chain cross-dependencies on our business.

Our ability to adapt to changes and to anticipate future standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving our competitive position and prospects for growth. We may also have to incur substantial unanticipated costs to comply with these new standards. Our success will also depend on the ability of our customers to develop new products and enhance existing products for the markets they serve and to introduce and promote those products successfully and in a timely manner. Even if we and our customers introduce new and enhanced products to the market, those products may not achieve market acceptance.

Some of our customers require our products and our third-party manufacturing partners to undergo a lengthy and expensive qualification process which does not assure product sales. If we are unsuccessful or delayed in qualifying these products with a customer, our business and operating results would suffer.

Prior to purchasing our products, some of our customers require that both our products and our third-party manufacturing partners undergo extensive qualification processes, which involve testing of our products in the customers' systems, as well as testing for reliability. This qualification process can take several months and qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in our third party manufacturing partners' process or our selection of a new supplier may require a new qualification process with our customers, which may result in delays and in our holding excess or obsolete inventory. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualify our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying these products with a customer, sales of the products to the customer may be precluded or delayed, which may impede our growth and cause our business to suffer.

Costs related to defective products could have a material adverse effect on us.

We make highly complex semiconductor solutions and, accordingly, there is a risk of defects in our products. Such defects can give rise to the significant costs noted below. Moreover, since the cost of replacing defective products is often much higher than the value of the products themselves, we are subject to damage claims from customers in excess of the amounts they pay us for our products, including consequential damages. We also face exposure to potential liability resulting from the fact that our customers typically integrate the semiconductor solutions we sell into numerous consumer products, including automobiles. We are exposed to product liability claims if our semiconductor solutions or the consumer products integrated with our semiconductor solutions (such as automobiles), malfunction and lead to personal injury or death. In addition, our customers may issue recalls on their products if they prove to be defective or make compensatory payments in accordance with industry or business practice or in order to maintain good customer relationships. If such recalls or payments are the result of a defect in one of our products, our customers may seek to recover all or a portion of their losses from us. Recalls of our customers' products in certain end-markets, such as with our automotive and base station customers, may cause us to incur significant costs.

In addition, despite our testing procedures, we cannot ensure that errors will not be found in new products or releases after commencement of commercial shipments in the future. Such errors could result in:

- loss of or delay in market acceptance of our products;

- material recall and replacement costs;

- delay in revenue recognition or loss of revenue;

- writing down the inventory of defective products;

- the diversion of the attention of our engineering personnel from product development efforts;

- our having to defend against litigation related to defective products or related property damage or personal injury; and

- damage to our reputation in the industry that could adversely affect our relationships with our customers.

In addition, the process of identifying a recalled product in devices that have been widely distributed may be lengthy and require significant resources. We may have difficulty identifying the end customers of the defective products in the field, which may cause us to incur significant replacement costs, contract damage claims from our customers and further reputational harm. Any of these problems could materially and adversely affect our results of operations.

Despite our best efforts, security vulnerabilities may exist with respect to our products. Mitigation techniques designed to address such security vulnerabilities, including software and firmware updates or other preventative measures, may not operate as intended or effectively resolve such vulnerabilities. Software and firmware updates and/or other mitigation efforts may result in performance issues, system instability, data loss or corruption, unpredictable system behavior, or the theft of data by third parties, any of which could significantly harm our business and reputation. See also, *"We may be unable to protect our intellectual property, which would negatively affect our ability to compete."*

We rely on third-party distributors and manufacturers' representatives and the failure of these distributors and manufacturers' representatives to perform as expected could reduce our future sales

From time to time, we enter into relationships with distributors and manufacturers' representatives to sell our products, and we are unable to predict the extent to which these partners will be successful in marketing and selling our products. Moreover, many of our distributors and manufacturers' representatives also market and sell competing products, and may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional distributors or manufacturers' representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain or attract distributors or manufacturers' representatives, or if any of our distributors or manufacturer's representatives are unsuccessful in marketing and selling our products or terminate their relationships with us, our sales and results of operations will be harmed.

WE OPERATE GLOBALLY AND ARE SUBJECT TO SIGNIFICANT RISKS IN MANY JURISDICTIONS

Adverse changes in the political and economic policies of the U.S. government in connection with trade with China and Chinese customers have reduced the demand for our products and damaged our business.

Regulatory activity, such as tariffs, export controls, economic sanctions and vigorous enforcement of U.S. export controls and economic sanctions laws have in the past and may continue to materially limit our ability to make sales to our significant customers in China, which has in the past and may continue to harm our results of operations, reputation and financial condition. For example, addition of companies to the Entity List, which places export restrictions on certain foreign persons or entities by the U.S. Department of Commerce's Bureau of Industry and Security, has dampened demand for our products, adding to the already challenging macroeconomic environment. Due to the U.S. government restricting sales to certain customers in China, sales to some of our customers require licenses in order for us to export our products; however, in the past some of these licenses have been denied and there can be no assurances that requests for future licenses will be approved by the U.S. government. Moreover, concerns that U.S. companies may not be reliable suppliers as a result of these and other actions has caused, and may in the future cause, some of our customers in China to amass large inventories of our products well in advance of need or caused some of our customers to replace our products in favor of products from other suppliers. As a result, the Chinese government adopted a law with respect to unreliable suppliers. Being designated as an unreliable supplier would have an adverse impact on our business and operations. In addition, there may be indirect impacts to our business that we cannot easily quantify such as the fact that some of our other customers' products may also be impacted by export restrictions. In addition, any customers in China that are subject to trade restrictions or tariffs, may develop their own products or solutions instead of purchasing from us or they may acquire products or solutions from our competitors or other third-party sources that are not subject to the U.S. tariffs and trade restrictions. If export restrictions related to Chinese customers are sustained for a long period of time, or increased, or if other export restrictions are imposed, it will have an adverse impact on our revenues and results of operations.

In addition, companies in the semiconductor industry, including us, have been impacted by rules and regulations related to business activities in China, or other locations, due to concerns that semiconductors are necessary for U.S. national security, manufacturing and critical infrastructure, and compliance with these rules and regulations may adversely affect our revenues and results of operations. For example, in February 2022, the U.S. National Science and Technology Council published an updated list of critical and emerging technologies, which includes semiconductors, as part of an ongoing effort to identify advanced technologies that are potentially significant to U.S. national security, which could result in more stringent export controls or a greater number of our products requiring a license for export to China. In addition, in October 2022, the U.S. Department of Commerce Bureau of Industry and Security released new controls on the export of advanced computing and semiconductor manufacturing items to China as well as transactions related to supercomputer end-uses in China with the aim of addressing U.S. national security and foreign policy concerns. The regulations published in October 2022 include new restrictions on U.S. persons with respect to activities that are not subject to the Export Administration Regulations ("EAR"), which differs from the agency's historical approach of controlling items that are subject to the EAR, and could further restrict our engagement in the China market.

Most of our products are manufactured by third-party foundries located in Taiwan. As we have a significant amount of sales into China, we may be adversely impacted by export restrictions, labeling requirements or other trade related issues or disputes, or political conflicts or tensions between China and Taiwan as these restrictions and requirements could impact or delay the delivery of our products to our customers in China.

We typically sell products to customers in China pursuant to purchase orders rather than long term purchase commitments. Some customers in China may be able to cancel or defer purchase orders on short notice without incurring a penalty and, therefore, they may be more likely to do so while the tariffs and trade restrictions are in effect. See also, the Risk Factor entitled "*We are subject to order and shipment uncertainties. If we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin. Conversely, we may have insufficient inventory or be unable to obtain the supplies or contract manufacturing capacity to meet that demand or be unable to obtain the supplies or contract manufacturing capacity to meet that demand, which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships.*"

Changes to U.S. or foreign tax, trade policy, tariff and import/export regulations may have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. or foreign international tax, social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business have in the past and could in the future adversely affect our business. For example, while the Russian invasion of Ukraine (including related export and other business sanctions on Russia) has not had a material impact on us due to our limited sales to Russia and Ukraine, we are unable to predict the indirect impact this conflict will have on us through impacts to the supply chain, the global and domestic economies, interest rates or stock markets. The U.S. government has in the past, and may in the future, instituted or proposed changes in trade policies that included the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business. Any new tariffs and other changes in U.S. trade policy could trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods.

In addition, the U.S. government has in the past, and may in the future, adopted policies that discourage corporations from outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the U.S., which required us to change the way we conduct business. Political changes and trends such as populism, protectionism, economic nationalism and sentiment toward multinational companies and resulting changes to trade, tax or other laws and policies may be disruptive to our businesses. These changes in U.S. and foreign laws and policies have the potential to adversely impact the U.S. economy or certain sectors thereof, our industry and the global demand for our products, and as a result, could have a material adverse effect on our business, financial condition and results of operations. See also, "*Adverse changes in the political and economic policies of the U.S. government in connection with trade with China have reduced the demand for our products and damaged our business*" and "*Changes in existing taxation benefits, rules or practices may adversely affect our financial results.*"

We face additional risks due to the extent of our global operations since a majority of our products, and those of many of our customers, are manufactured and sold outside of the United States. The occurrence of any or a combination of the additional risks described below would significantly and negatively impact our business and results of operations.

A substantial portion of our business is conducted outside of the United States and, as a result, we are subject to foreign business, political and economic risks. Most of our products are manufactured by our manufacturing partners outside of the United States. Most of our current qualified integrated circuit foundries are located in the same region within Taiwan. In addition, our primary assembly, testing and packaging subcontractors are located in the Pacific Rim region. For example, a substantial amount of our revenue is derived from products manufactured in Taiwan and as a result, disruptions to business in Taiwan, whether political, military, natural disasters or other events will adversely impact our business. In addition, many of our customers are located outside of the United States, primarily in Asia, which further exposes us to foreign risks. Sales shipped to customers with operations in Asia represented approximately 75% and 78% of our net revenue in fiscal 2023 and fiscal 2022, respectively.

We also have substantial operations outside of the United States. We anticipate that our manufacturing, assembly, testing, packaging and sales outside of the United States will continue to account for a substantial portion of our operations and revenue in future periods.

Accordingly, we are subject to risks associated with international operations, including:

- actual or threatened public health emergencies such as the COVID-19 pandemic on our operations, employees, customers and suppliers;

- political, social and economic instability, military hostilities including invasions, wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions;

- volatile global economic conditions, including downturns or recessions in which some competitors may become more aggressive in their pricing practices, which would adversely impact our gross margin;

- compliance with domestic and foreign export and import regulations, including pending changes thereto, and difficulties in obtaining and complying with domestic and foreign export, import and other governmental approvals, permits and licenses;

- local laws and practices that favor local companies, including business practices that are prohibited by the U.S. Foreign Corrupt Practices Act and other anti-corruption laws and regulations;

- difficulties in staffing, managing or closing foreign operations;

- natural disasters or other events, including droughts or other water shortages, earthquakes, fires, tsunamis and floods, or power outages;

- trade restrictions, higher tariffs, worsening trade relationship between the United States and China, or changes in cross border taxation, particularly in light of the tariffs imposed by the U.S. government;

- transportation and port related delays;

- difficulties in obtaining, managing or terminating foreign distributors;

- less effective protection of intellectual property than is afforded to us in the United States or other developed countries;

- inadequate local infrastructure; and

- exposure to local banking, currency control and other financial-related risks.

As a result of having global operations, the sudden disruption of the supply chain and/or disruption of the manufacture of our customer's products caused by events outside of our control has in the past and may in the future impact our results of operations by impairing our ability to timely and efficiently deliver our products. See also, "*We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested or to be able to fulfill our orders could damage our relationships with our customers, decrease our sales and limit our ability to grow our business.*"

Moreover, the international nature of our business subjects us to risk associated with the fluctuation of the U.S. dollar versus foreign currencies. Decreases in the value of the U.S. dollar versus currencies in jurisdictions where we have large fixed costs, or where our third-party manufacturing partners have significant costs, will increase the cost of such operations which could harm our results of operations. In addition, an appreciation of the U.S. dollar relative to the local currency could reduce sales of our products.

CHANGES IN OUR EFFECTIVE TAX RATE MAY REDUCE OUR NET INCOME

Changes in existing taxation benefits, tax rules or tax practices may adversely affect our financial results.

As a result of the closing of our transaction with Inphi, we are now domiciled in the United States and not Bermuda. Therefore, the income from all foreign subsidiaries is now subject to the U.S. provisions applicable to Global Intangible Low Taxed Income ("GILTI"), which generally requires GILTI income to be included in the taxable income of U.S. entities. The U.S. currently has a federal corporate tax rate of 21%. President Biden signed into law the Inflation Reduction Act of 2022 (the "IRA") on August 16, 2022 and the CHIPS and Science Act of 2022 on August 9, 2022.These laws implement new tax provisions and provide for various incentives and tax credits. The IRA applies to tax years beginning after December 31, 2022 and introduces a 15% corporate alternative minimum tax for corporations whose average annual adjusted financial statement income for any consecutive three-tax-year period preceding the tax year exceeds $1 billion and a 1% excise tax on certain stock repurchases made by publicly traded U.S. corporations after December 31, 2022. While we are not currently expecting a material impact on our business by the new taxes under the IRA if we become subject to these taxes in the future it could materially affect our financial results, including our earnings and cash flow.

The Organization for Economic Cooperation and Development (the "OECD") has been working on a Base Erosion and Profit Shifting Project, and since 2015 has been issuing guidelines and proposals with respect to various aspects of the existing framework under which our tax obligations are determined in the countries in which we do business. In 2021, the OECD announced that more than 140 member jurisdictions (including the United States, Singapore, and Bermuda) have politically committed to potential changes to the international corporate tax system, including enacting a minimum tax rate of at least 15%. During December 2022, the European Union reached agreement on the introduction of a minimum tax directive requiring member states to enact local legislation. Such proposed changes have not generally been enacted into law in most of the primary jurisdictions in which we operate. We will continue to monitor countries' laws with respect to the OECD model rules with respect to a global minimum tax. We calculate our income taxes based on currently enacted laws. Because of increasing focus by government taxing authorities on multinational companies, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and could materially adversely impact our financial results, including our earnings and cash flow.

In addition, in prior years, we entered into incentive agreements in certain foreign jurisdictions that provide for reduced tax rates in such jurisdictions if certain criteria are met. During the three months ended April 30, 2022, the Singapore Economic Development Board agreed to extend our Development and Expansion Incentive by five years until June 30, 2029. In addition, under the Israeli Encouragement law of "approved or benefited enterprise," our subsidiary in Israel, Marvell Israel (M.I.S.L) Ltd., is entitled to reduced tax rates and exemption of certain income from taxation through fiscal 2027. Receipt of past and future benefits under tax agreements and incentives may depend on several factors, including but not limited to, our ability to fulfill commitments regarding employment of personnel, investment, or performance of specified activities in the applicable jurisdictions as well as changes in foreign laws. Changes in our business plans, including divestitures, could result in termination of an agreement or loss of tax benefits thereunder. If any of our tax agreements in any of these foreign jurisdictions were terminated, our results of operations and our financial position could be harmed.

In addition, in prior periods, we transferred certain intellectual property to a related entity in Singapore. The impact to us was based on our determination of the fair value of this property, which required management to make significant estimates and to apply complex tax regulations in multiple jurisdictions. In future periods, local tax authorities may challenge our valuations of these assets, which could reduce our expected tax benefits from these transactions.

Our profitability and effective tax rate could be impacted by unexpected changes to our statutory income tax rates or income tax liabilities. Such changes could result from various items, including changes in tax laws or regulations, changes to court or administrative interpretations of tax laws, changes to our geographic mix of earnings, changes in the valuation of our deferred tax assets and liabilities, changes in valuation allowances on our deferred tax assets, discrete items, changes in our supply chain, and changes due to audit assessments. In particular, the tax benefits associated with our transfer of intellectual property to Singapore are sensitive to our future profitability and taxable income in Singapore, audit assessments, and changes in applicable tax law. Our current corporate effective tax rate fluctuates significantly from period to period, and is based on the application of currently applicable income tax laws, regulations and treaties, as well as current judicial and administrative interpretations of these income tax laws, regulations and treaties, in various jurisdictions.

WE ARE SUBJECT TO RISKS RELATED TO OUR ASSETS

We are exposed to potential impairment charges on certain assets.

We had approximately $11.6 billion of goodwill and $5.1 billion of acquired intangible assets on our consolidated balance sheet as of January 28, 2023. Under generally accepted accounting principles in the United States, we are required to review our intangible assets including goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We perform an assessment of goodwill for impairment annually on the last business day of our fiscal fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. When testing goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value or we may determine to proceed directly to the quantitative impairment test.

Factors we consider important in the qualitative assessment which could trigger a goodwill impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner of our use of the acquired assets or the strategy for our overall business; significant negative industry or economic trends; a significant decline in our stock price for a sustained period; and a significant change in our market capitalization relative to our net book value.

We assess the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Circumstances which could trigger a review include, but are not limited to the following: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. For example, if the operations of any businesses that we have acquired declines significantly, we could incur significant intangible asset impairment charges.

For example, during the second quarter of fiscal 2021, we made changes to the scope of our server processor product line in response to changes in the associated market. We transitioned our product offering from standard server processors to the broad server market to focus only on customized server processors for a few targeted customers. This change in strategy required us to assess whether the carrying value of the associated assets would be recoverable. As a result of the assessment, we determined the carrying amount of certain impacted assets are not recoverable, which resulted in recognition of $119.0 million of restructuring related charges associated with the server processor product line during the second quarter of fiscal 2021. See "Note 10 – Restructuring" in the Notes to the Consolidated Financial Statements for further information.

We have determined that our business operates as a single operating segment and has a single reporting unit for the purpose of goodwill impairment testing. The fair value of the reporting unit is determined by taking our market capitalization as determined through quoted market prices and as adjusted for a control premium and other relevant factors. If our fair value declines to below our carrying value, we could incur significant goodwill impairment charges, which could negatively impact our financial results. If in the future a change in our organizational structure results in more than one reporting unit, we will be required to allocate our goodwill and perform an assessment of goodwill for impairment in each reporting unit. As a result, we could have an impairment of goodwill in one or more of such future reporting units.

In addition, from time to time, we have made investments in private companies. If the companies that we invest in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invest. We evaluate our investment portfolio on a regular basis to determine if impairments have occurred. Impairment charges could have a material impact on our results of operations in any period.

We are subject to the risks of owning real property.

Our buildings in Santa Clara, California and Shanghai, China subject us to the risks of owning real property, which include, but are not limited to:

- the possibility of environmental contamination and the costs associated with remediating any environmental problems;

- adverse changes in the value of these properties due to economic conditions, the movement by many companies to a full time work from home or a hybrid work environment, interest rate changes, changes in the neighborhood in which the property is located, or other factors;

- the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;

- the potential disruption of our business and operations arising from or connected with a relocation due to moving or to renovating the facility;

- increased cash commitments for improvements to the buildings or the property, or both;

- increased operating expenses for the buildings or the property, or both;

- possible disputes with third parties related to the buildings or the property, or both;

- failure to achieve expected cost savings due to extended non-occupancy of a vacated property intended to be leased; and

- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods and/or other natural disasters.

WE ARE SUBJECT TO IP RISKS AND RISKS ASSOCIATED WITH LITIGATION AND REGULATORY PROCEEDINGS

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

We believe one of our key competitive advantages results from the collection of proprietary technologies we have developed and acquired since our inception, and the protection of our intellectual property rights is, and will continue to be, important to the success of our business. If we fail to protect these intellectual property rights, competitors could sell products based on technology that we have developed, which could harm our competitive position and decrease our revenue.

We rely on a combination of patents, copyrights, trademarks, trade secrets, contractual provisions, confidentiality agreements, licenses and other methods, to protect our proprietary technologies. We also enter into confidentiality or license agreements with our employees, consultants, manufacturing or other business partners, and control access to and distribution of our documentation and other proprietary information. Notwithstanding these agreements, we have experienced disputes with employees regarding ownership of intellectual property in the past. To the extent that any third party has a claim to ownership of any relevant technologies used in our products, we may not be able to recognize the full revenue stream from such relevant technologies. See also, "*We have been named as a party to several legal proceedings and may be named in additional ones in the future, including litigation involving our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.*"

We have been issued a significant number of U.S. and foreign patents and have a significant number of pending U.S. and foreign patent applications. However, a patent may not be issued as a result of any applications or, if issued, claims allowed may not be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. We may also be required to license some of our patents to others including competitors as a result of our participation in and contribution to development of industry standards. Despite our efforts, unauthorized parties may attempt to copy or otherwise obtain and use our products or proprietary technology. Monitoring unauthorized use of our technology is difficult, and the steps that we have taken may not prevent unauthorized use of our technology, particularly in jurisdictions where the laws may not protect our proprietary rights as fully as in the United States or other developed countries. If our patents do not adequately protect our technology, our competitors may be able to offer products similar to ours, which would adversely impact our business and results of operations. In addition, we have implemented security systems with the intent of maintaining the physical security of our facilities and protecting our confidential information including our intellectual property. Despite our efforts, we may be subject to breach of these security systems and controls which may result in unauthorized access to our facilities and labs and/or unauthorized use or theft of the confidential information and intellectual property we are trying to protect. See also, "*Cyber security risks could adversely affect our business and disrupt our operations.*" If we fail to protect these intellectual property rights, competitors could sell products based on technology that we have developed, which could harm our competitive position and decrease our revenue.

Certain of our software, as well as that of our customers, may be derived from so-called "open source" software that is generally made available to the public by its authors and/or other third parties. Open source software is made available under licenses that impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of license we customarily use to protect our intellectual property. While we believe we have complied with our obligations under the various applicable licenses for open source software, in the event that the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work if the license is terminated which could adversely impact our business and results of operations.

In addition, we license technology from Arm Limited that is included in a majority of our products and would be adversely impacted if the pricing for, or availability of, the relevant technology is changed in an adverse manner.

We must comply with a variety of existing and future laws and regulations, as well as Environmental, Social and Governance (ESG) initiatives, that could impose substantial costs on us and may adversely affect our business.

We are subject to laws and regulations worldwide, which may differ among jurisdictions, affecting our operations in areas including, but not limited to: intellectual property ownership and infringement; tax; import and export requirements; anti-corruption; foreign exchange controls and cash repatriation restrictions; conflict minerals; data privacy requirements; competition; advertising; employment; product regulations; environment, health and safety requirements; securities registration laws; and consumer laws. For example, government export regulations apply to the encryption or other features contained in some of our products. If we fail to continue to receive licenses or otherwise comply with these regulations, we may be unable to manufacture the affected products at foreign foundries or ship these products to certain customers, or we may incur penalties or fines. In addition, we are subject to various industry requirements restricting the presence of certain substances in electronic products. Although our management systems are designed to maintain compliance, we cannot assure you that we have been or will be at all times in compliance with such laws and regulations. Our compliance programs rely in part on compliance by our manufacturing partners, suppliers, vendors and distributors. To the extent such third parties don't comply with these obligations our business, operations and reputation may be adversely impacted. If we violate or fail to comply with any of the above requirements, a range of consequences could result, including fines, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions. The costs of complying with these laws (including the costs of any investigations, auditing and monitoring) could adversely affect our current or future business.

Our product or manufacturing standards could also be impacted by new or revised environmental rules and regulations or other social initiatives. For example, a significant portion of our revenues come from international sales. Environmental legislation, such as the EU Directive on Restriction of Hazardous Substances (RoHS), the EU Waste Electrical and Electronic Equipment Directive (WEEE Directive) and China's regulation on Management Methods for Controlling Pollution Caused by Electronic Information Products, may increase our cost of doing business internationally and impact our revenues from the EU, China and other countries with similar environmental legislation as we endeavor to comply with and implement these requirements.

Increasingly regulators (including the U.S. Securities and Exchange Commission), customers, investors, employees and other stakeholders are focusing on Environmental, Social and Governance (ESG) matters. While we have certain ESG initiatives at the Company there can be no assurance that regulators, customers, investors, and employees will determine that these programs are sufficiently robust. In addition, there can be no assurance that we will be able to accomplish our announced goals related to our ESG program, as statements regarding our ESG goals reflect our current plans and aspirations and are not guarantees that we will be able to achieve them within the timelines we announce or at all. Actual or perceived shortcomings with respect to our ESG initiatives, including our diversity initiatives, and reporting can impact our ability to hire and retain employees, increase our customer base, reelect our board of directors, or attract and retain certain types of investors. In addition, these parties are increasing focused on specific disclosures and frameworks related to ESG matters. Collecting, measuring, and reporting ESG information and metrics can be costly, difficult and time consuming, is subject to evolving reporting standards, and can present numerous operational, reputational, financial, legal and other risks, any of which could have a material impact on us, including on our reputation and stock price. Inadequate processes to collect and review this information prior to disclosure could subject us to potential liability related to such information.

A portion of the business we acquired in fiscal 2021 requires facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence ("FOCI"). Because we were organized in Bermuda at the time of this acquisition, we entered into agreements with the U.S. Department of Defense with respect to FOCI mitigation arrangements that relate to our operation of the portion of the business involving facility clearances. These measures and arrangements may materially and adversely affect our operating results due to the increased cost of compliance with these measures. If we fail to comply with our obligations under these agreements, our ability to operate our business may be adversely affected. Now that we are domiciled in the United States, we have requested to be released from some of the above FOCI-related obligations. We can offer no assurance that such a request will be granted in a timely manner or at all.

We are a party to certain contracts with the U.S. government or its subcontractors. Our contracts with the U.S. government or its subcontractors are subject to various procurement regulations and other requirements relating to their formation, administration and performance. We may be subject to audits and investigations relating to our government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refunding or suspending of payments, forfeiture of profits, payment of fines, and suspension or debarment from future government business. In addition, such contracts may provide for termination by the government at any time, without cause. Any of these risks related to contracting with the U.S. government or its subcontractors could adversely impact our future sales and operating results.

We have been named as a party to several legal proceedings and may be named in additional ones in the future, including litigation involving our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.

We are currently, and have been in the past, named as a party to several lawsuits, government inquiries or investigations and other legal proceedings (referred to as "litigation"), and we may be named in additional litigation in the future. Please see "Note 6 – Commitments and Contingencies" of our Notes to the Consolidated Financial Statements set forth in Part I, Item 1 of this Annual Report on Form 10-K for a more detailed description of any material litigation matters in which we may be currently engaged.

In particular, litigation involving patents and other intellectual property is widespread in the high-technology industry and is particularly prevalent in the semiconductor industry, where a number of companies and other entities aggressively bring numerous infringement claims to assert their patent portfolios. The amount of damages alleged in intellectual property infringement claims can often be very significant. See also, "*We may be unable to protect our intellectual property, which would negatively affect our ability to compete.*"

From time to time, we receive and our customers receive, and we and our customers may continue to receive in the future, standards-based or other types of infringement claims, as well as claims against us and our proprietary technologies. These claims could result in litigation and/or claims for indemnification, which, in turn, could subject us to significant liability for damages, attorneys' fees and costs. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, offering for sale, making, having made or exporting products or using technology that contains the allegedly infringing intellectual property;

- limit or restrict the type of work that employees involved in such litigation may perform for us;

- pay substantial damages and/or license fees and/or royalties to the party claiming infringement or other license violations that could adversely impact our liquidity or operating results;

- attempt to obtain or renew licenses to the relevant intellectual property, which licenses may not be available on reasonable terms or at all; and

- attempt to redesign those products that contain the allegedly infringing intellectual property.

Under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses for current and former directors and officers. See also, *"Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our financial condition, results of operations and cash flows."* Additionally, from time to time, we have agreed to indemnify select customers for claims alleging infringement of third-party intellectual property rights, including, but not limited to, patents, registered trademarks and/or copyrights. If we are required to make a significant payment under any of our indemnification obligations, our results of operations may be harmed.

The ultimate outcome of litigation could have a material adverse effect on our business and the trading price for our securities. Litigation may be time consuming, expensive, and disruptive to normal business operations, and the outcome of litigation is difficult to predict. Litigation, regardless of the outcome, may result in significant expenditures, diversion of our management's time and attention from the operation of our business and damage to our reputation or relationship with third parties, which could materially and adversely affect our business, financial condition, results of operations, cash flows and stock price.

WE ARE SUBJECT TO RISKS RELATED TO OUR DEBT OBLIGATIONS

Our indebtedness could adversely affect our financial condition and our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We paid the cash portion of the consideration for the Inphi acquisition and other fees and expenses required to be paid in connection with the transaction from cash on hand and borrowings. On the closing date of the Inphi acquisition, the entire principal amount was funded and incurred in respect of the $1.75 billion senior unsecured term loan facility, comprised of a $875.0 million 3-year term loan tranche (the "3-Year Tranche Loan") and a $875.0 million 5-year term loan tranche (the "5-Year Tranche Loan," and collectively with the 3-Year Tranche Loan, the "2024 and 2026 Term Loans"). The 2024 and 2026 Term Loans are evidenced by a credit agreement, dated December 7, 2020 (the "2024 and 2026 Term Loan Agreement"). As of January 28, 2023, the Company had a balance of $1.5 billion on the term loan facility. In addition to the 2024 and 2026 Term Loan Agreement, on December 7, 2020, we entered into a revolving credit agreement ("2020 Revolving Credit Facility" and together with the 2024 and 2026 Term Loan Agreement, the "Credit Agreements"), which provides for a $750.0 million revolving credit facility. As of January 28, 2023, the revolving credit facility is undrawn.

On April 12, 2021, we completed a private offering of (i) $500.0 million aggregate principal amount of 2026 Senior Notes, (ii) $750.0 million aggregate principal amount of 2028 Senior Notes and (iii) $750.0 million aggregate principal amount of 2031 Senior Notes (collectively, the "Senior Notes"). In addition, on May 4, 2021, we completed a private exchange offer where we exchanged most of the notes issued by Marvell Technology Group Ltd. (collectively, the "MTG Senior Notes") for $433.9 million aggregate principal amount of 2023 Senior Notes and $479.5 million aggregate principal amount of 2028 Senior Notes issued by us (the "MTI Senior Notes") (together with the Senior Notes, the "Notes"). As of January 28, 2023, we had $2.0 billion aggregate principal amount of Senior Notes outstanding and $913.2 million in aggregate principal amount of the MTI Senior Notes outstanding and $86.7 million aggregate principal amount of the MTG Senior Notes outstanding. On October 8, 2021 and December 16, 2021, we completed registered exchange offers for each series of Notes. The terms of the new notes issued in the exchange offers are substantially identical to the Notes, except that the new notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the Notes do not apply to the new notes.

Our indebtedness could have important consequences to us including:

- increasing our vulnerability to adverse general economic and industry conditions;

- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, execution of our business strategy, acquisitions and other general corporate purposes;

- limiting our flexibility in planning for, or reacting to, changes in the economy and the semiconductor industry;

- placing us at a competitive disadvantage compared to our competitors with less indebtedness;

- exposing us to interest rate risk to the extent of our variable rate indebtedness, particularly in the current environment of rising interest rates; and

- making it more difficult to borrow additional funds in the future to fund growth, acquisitions, working capital, capital expenditures and other purposes.

Although the Credit Agreements contain restrictions on our ability to incur additional indebtedness and the indentures governing the Notes (together, the "Notes Indentures") contain restrictions on creating liens and entering into certain sale-leaseback transactions, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness, liens or sale-leaseback transactions incurred in compliance with these restrictions could be substantial.

The Credit Agreements, the Notes Indentures and the indenture governing the MTI Senior Notes contain customary events of default upon the occurrence of which, after any applicable grace period, the lenders would have the ability to immediately declare the loans due and payable in whole or in part. In such event, we may not have sufficient available cash to repay such debt at the time it becomes due, or be able to refinance such debt on acceptable terms or at all. Any of the foregoing could materially and adversely affect our financial condition and results of operations.

Adverse changes to our debt ratings could negatively affect our ability to raise additional capital.

We receive debt ratings from the major credit rating agencies in the United States. Factors that may impact our credit ratings include debt levels, planned asset purchases or sales and near-term and long-term production growth opportunities. Liquidity, asset quality, cost structure, reserve mix and commodity pricing levels could also be considered by the rating agencies. The applicable margins with respect to the loans incurred under the Credit Agreements will vary based on the applicable public ratings assigned to the indebtedness by Moody's Investors Service, Inc., Standard & Poor's Financial Services LLC, Fitch's and any successor to each such rating agency business. A ratings downgrade could adversely impact our ability to access debt markets in the future and increase the cost of current or future debt and may adversely affect our share price.

The Credit Agreements and the Notes Indentures impose restrictions on our business.

The Credit Agreements and the Notes Indentures each contains a number of covenants imposing restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions, among other things, restrict our ability and our subsidiaries' ability to create or incur certain liens, incur or guarantee additional indebtedness, merge or consolidate with other companies, pay dividends, transfer or sell assets and make restricted payments. These restrictions are subject to a number of limitations and exceptions set forth in the Credit Agreements and the Notes Indentures. Our ability to meet the leverage ratio set forth in the Credit Agreements may be affected by events beyond our control.

The foregoing restrictions could limit our ability to plan for, or react to, changes in market conditions or our capital needs. We do not know whether we will be granted waivers under, or amendments to, our Credit Agreements or to the Notes Indentures if for any reason we are unable to meet these requirements, or whether we will be able to refinance our indebtedness on terms acceptable to us, or at all.

We may be unable to generate the cash flow to service our debt obligations.

We may not be able to generate sufficient cash flow to enable us to service our indebtedness, including the Notes, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including the Notes) or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all. If we cannot make scheduled payments on our debt, we will be in default and holders of our debt could declare all outstanding principal and interest to be due and payable, and we could be forced into bankruptcy or liquidation. In addition, a material default on our indebtedness could suspend our eligibility to register securities using certain registration statement forms under SEC guidelines that permit incorporation by reference of substantial information regarding us, potentially hindering our ability to raise capital through the issuance of our securities and increasing our costs of registration.

We may, under certain circumstances, be required to repurchase the Notes at the option of the holder.

We will be required to repurchase the Notes at the option of each holder upon the occurrence of a change of control repurchase event as defined in the Notes Indentures. However, we may not have sufficient funds to repurchase the Notes in cash at the time of any change of control repurchase event. Our failure to repurchase the Notes upon a change of control repurchase event would be an event of default under the Notes Indentures and could cause a cross-default or acceleration under the Credit Agreements and certain future agreements governing our other indebtedness. The repayment obligations under the Notes may have the effect of discouraging, delaying or preventing a takeover of our company. If we were required to repurchase the Notes prior to their scheduled maturity, it could have a significant negative impact on our cash and liquidity and could impact our ability to invest financial resources in other strategic initiatives.

WE ARE SUBJECT TO CYBER SECURITY RISKS

Cyber security risks could adversely affect our business and disrupt our operations.

We depend heavily on our technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our business. We routinely collect and store sensitive data in our information systems, including intellectual property and other proprietary information about our business and that of our customers, suppliers and manufacturing and other business partners. These information technology systems are subject to damage or interruption from a number of potential sources, including, but not limited to, natural disasters, destructive or inadequate code, malware, power failures, cyber-attacks, internal malfeasance or other events. Cyber-attacks may include phishing or other forms of social engineering attacks, exploits of code or system configurations, malicious code, such as viruses and worms, ransomware attacks, denial-of-service attacks and other actions granting unauthorized access to our technology infrastructure or information systems or those of our customers, suppliers and manufacturing and other business partners. In addition, we have in the past and may in the future be the target of email phishing attacks that attempt to acquire personal information or Company assets.

We have implemented processes for systems under our control intended to mitigate risks; however, we cannot guarantee that those risk mitigation measures will be effective. We have not experienced a material information security breach in the last three years, and as a result, we have not incurred any net expenses from such a breach. We have not been penalized or paid any amount under an information security breach settlement over the last three years. Further, we annually assess our insurance policy and have determined not to purchase cyber related insurance. Cyber-attacks have become increasingly more prevalent and much harder to detect, defend against or prevent. The risk of state-sponsored or geopolitical-related cyber security incidents has also increased during fiscal 2023 due to geopolitical tensions or incidents, such as the Russian invasion of Ukraine. While we have historically been successful in defending against the cyber-attacks and breaches mentioned above, given the frequency of cyber-attacks and resulting breaches reported by other businesses and governments, it is likely we will experience one or more material breaches of some extent in the future. We have incurred and may in the future incur significant costs in order to implement, maintain and/or update security systems we feel are necessary to protect our information systems, or we may miscalculate the level of investment necessary to protect our systems adequately. Since the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Our business also requires it to share confidential information with manufacturing partners, suppliers and other third parties. Although we take steps to secure confidential information that is provided to third parties, such measures may not always be effective. Immaterial data breaches, losses or other unauthorized access to or releases of confidential information have in the past occurred with third parties and material data breaches, losses or other unauthorized access to or releases of confidential information may in the future occur in connection with third parties and could materially adversely affect our reputation, financial condition and operating results and could result in liability or penalties under data privacy laws.

To the extent that any system failure, accident or security breach results in material disruptions or interruptions to our operations, or those of our customers, suppliers and manufacturing and other business partners, or the theft, loss or disclosure of, or damage to our data or confidential information, including our intellectual property, our reputation, business, results of operations and/or financial condition could be materially adversely affected.

GENERAL RISK FACTORS

We depend on highly skilled personnel to support our business operations. If we are unable to retain and motivate our current personnel or attract additional qualified personnel, our ability to develop and successfully market our products could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled engineering, managerial, sales and marketing personnel. We typically do not enter into employment agreements with any of our key personnel and the loss of such personnel could harm our business, as their knowledge of our business and industry would be extremely difficult to replace. The competition for qualified personnel with significant experience in the management, design, development, manufacturing, marketing and sales of semiconductor solutions has been intense over the last few years, both in the Silicon Valley where our U.S. operations are based and in global markets in which we operate. Our inability to attract and retain qualified personnel, including executive officers, hardware and software engineers and sales and marketing personnel, could delay the development and introduction of, impact our ability to fulfill commitments to customers for, and harm our ability to sell, our products. In addition, if we are unable to fulfill our customer commitments in a timely manner we may also lose future business relationships or otherwise experience negative consequences. Despite a wave of recent layoffs in the technology sector, competitors for talent increasingly seek to hire our employees and executive officers (for example, our former Chief Financial Officer was recently hired by another semiconductor company), and the increased availability of work-from-home arrangements has both intensified and expanded competition. As a result, during the last few years, we have increased our efforts to recruit and retain talent. These efforts have increased our expenses, resulted in a higher volume of equity issuances, and may not be successful in attracting, retaining, and motivating the workforce necessary to deliver on our strategy. We believe equity compensation is a valuable component of our compensation program which helps us to attract, retain, and motivate employees and as a result we issue stock-based awards, such as RSUs, to a significant portion of our employees. A significant change in our stock price, such as the recent stock price decline in fiscal year 2023, or lower stock price performance relative to competitors, may reduce the retention value of our stock-based awards. Our employee hiring and retention also depends on our ability to build and maintain a diverse and inclusive workplace culture and be viewed as an employer of choice. To the extent our compensation programs and workplace culture are not viewed as competitive, our ability to attract, retain, and motivate employees may be weakened, which could harm our results of operations.

Changes to U.S. immigration and export policies that restrict our ability to attract and retain technical personnel may negatively affect our research and development efforts. In addition, changes in employment-related laws applicable to our workforce practices may also result in increased expenses and less flexibility in how we meet our changing workforce needs.

In addition, as a result of our past and any future acquisitions and related integration activities, our current and prospective employees may experience uncertainty about their futures that may impair our ability to retain, recruit or motivate key management, engineering, technical and other personnel.

We have adopted a hybrid work policy for our employees, where employees have the option to split their time between home and the office. However, certain types of activities such as new product innovation, critical business decision making, brainstorming sessions, providing sensitive employee feedback, and onboarding new employees may be less effective in a hybrid work environment. Our hybrid work environment may also negatively impact social interactions between employees that build camaraderie and may, therefore, negatively impact our office culture. Many companies, including companies that we compete with for talent, have announced plans to adopt full time remote work arrangements or hybrid work arrangements more flexible than ours, which may impact our ability to attract and retain qualified personnel if potential or current employees prefer these policies. In addition, as a result of our recent move to a hybrid work environment, we expect to face challenges in retention of personnel who prefer to only work from home.

There can be no assurance that we will continue to declare cash dividends or effect stock repurchases in any particular amount or at all, and statutory requirements may require us to defer payment of declared dividends or suspend stock repurchases.

In May 2012, we declared our first quarterly cash dividend and in October 2018, we announced that our Board of Directors had authorized a $700.0 million addition to our previously existing $1.0 billion stock repurchase program. An aggregate of $1.3 billion of shares of stock have been repurchased under that program as of January 28, 2023, including 0.9 million shares of our common stock repurchased for $50.0 million pursuant to a 10b5-1 trading plan. Future payment of a regular quarterly cash dividend on our common stock and future stock repurchases are subject to, among other things: the best interests of the Company and our stockholders; our results of operations, cash balances and future cash requirements; financial condition; developments in ongoing litigation; statutory requirements under Delaware law; securities laws and regulations, market conditions; and other factors that our Board of Directors may deem relevant. Our dividend payments or stock repurchases may change from time to time, and we cannot provide assurance that we will continue to declare dividends or repurchase stock in any particular amounts or at all. A reduction in, a delay of, or elimination of our dividend payments or stock repurchases could have a negative effect on our stock price. As of January 28, 2023, there was $449.5 million remaining available for future stock repurchases under the authorization.

Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our financial condition, results of operations and cash flows.

Under Delaware law, our certificate of incorporation, our bylaws and certain indemnification agreements to which we are a party, we have an obligation to indemnify, or we have otherwise agreed to indemnify, certain of our current and former directors and officers with respect to past, current and future investigations and litigation. Further, in the event such directors and officers are ultimately determined not to be entitled to indemnification, we may not be able to recover any amounts we previously advanced to them.

We cannot provide any assurances that any future indemnification claims, including the cost of fees, penalties or other expenses, will not exceed the limits of our insurance policies, that such claims are covered by the terms of our insurance policies or that our insurance carrier will be able to cover our claims. Additionally, to the extent there is coverage of these claims, the insurers also may seek to deny or limit coverage in some or all of these matters. Furthermore, the insurers could become insolvent and unable to fulfill their obligation to defend, pay or reimburse us for insured claims. Due to these coverage limitations, we may incur significant unreimbursed costs to satisfy our indemnification obligations, which may have a material adverse effect on our financial condition, results of operations or cash flows.

As we carry only limited insurance coverage, any incurred liability resulting from uncovered claims could adversely affect our financial condition and results of operations.

Our insurance policies may not be adequate to fully offset losses from covered incidents, and we do not have coverage for certain losses. For example, there is very limited coverage available with respect to the services provided by our third-party manufacturing partners and assembly, testing and packaging subcontractors. In the event of a natural disaster (such as drought, earthquake or tsunami), political or military turmoil, widespread public health emergencies including pandemics, power outages, cyber-attack or incident, or other significant disruptions to their operations, insurance may not adequately protect us from this exposure. We believe our existing insurance coverage is consistent with common practice, economic considerations and availability considerations. If our insurance coverage is insufficient to protect us against unforeseen losses, any uncovered losses could adversely affect our financial condition and results of operations.

If any of our non-U.S. based subsidiaries were classified as a passive foreign investment company, there would be adverse tax consequences.

If any of our non-U.S. based subsidiaries were classified as a "passive foreign investment company" or "PFIC" under section 1297 of the Internal Revenue Code, of 1986, as amended, for any taxable year during which a U.S. holder holds common stock, such U.S. holder generally would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the stock and on any "excess distributions" (including constructive distributions) received on the shares. Such U.S. holder could also be subject to a special interest charge with respect to any such gain or excess distribution.

A non-U.S. entity would be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is passive income or (ii) on average, the percentage of its assets that produce passive income or are held for the production of passive income is at least 50% (determined on an average gross value basis). Whether an entity will, in fact, be classified as a PFIC for any taxable year depends on its assets and income over the course of the relevant taxable year and, as a result, cannot be predicted with certainty. There can be no assurance that any of our foreign based subsidiaries will not be classified as a PFIC in the future or the Internal Revenue Service will not challenge our determination concerning PFIC status for any prior period.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

The following table presents the approximate square footage of our significant owned and leased facilities as of January 28, 2023:

Locations	Primary Use	(Square Feet)	
		Owned Facilities	Leased Facilities (1)
United States	Research and design, sales and marketing, administration and operations	983,000	692,000
India	Research and design	—	263,000
Israel	Research and design	—	220,000
Taiwan	Research and design	—	98,000
Singapore	Operations, and research and design	—	60,000
Canada	Research and design	—	56,000
China	Research and design, and sales and marketing	116,000	46,000
Total		**1,099,000**	**1,435,000**

(1)   Lease terms expire in various years from 2023 through 2032; provided, however, that we have the option to extend certain leases past the current lease term. We have ceased-use lease facilities and subleased facilities of approximately 283,000 square feet in the United States that are excluded from the table above.

We also lease smaller facilities in various international locations, which are occupied by administrative, sales, design and field application personnel. Based on the potential for future hiring, we believe that our current facilities in most locations will be adequate to meet our requirements at least through the next fiscal year.

Item 3. *Legal Proceedings*

The information set forth under "Note 6 – Commitments and Contingencies" in our Notes to the Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference. For a discussion of certain risks associated with legal proceedings, please see Part I, Item 1A, "Risk Factors" above.

Item 4. *Mine Safety Disclosures*

Not Applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our shares of common stock are traded on the Nasdaq Global Select Market under the symbol "MRVL." Shares of Marvell Technology Group Ltd. (our prior parent company) began trading under the MRVL symbol on June 27, 2000, upon completion of an initial public offering. As of April 20, 2021, shares of Marvell Technology, Inc began trading under the symbol MRVL.

As of March 2, 2023, the approximate number of record holders of our common stock was 590 (not including beneficial owners of stock held in street name).

Stock Price Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any filings under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The graph below compares the cumulative total stockholder return of our common stock with the cumulative total return of the S&P 500 Index and the Philadelphia Semiconductor Index since February 3, 2018 through January 28, 2023. The graph compares a $100 investment on February 3, 2018 in our common stock with a $100 investment on February 3, 2018 in each index and assumes that any dividends were reinvested. Stockholder returns over the indicated periods should not be considered indicative of future stock prices or stockholder returns.



Comparison of 5 Year Cumulative Total Return*
Among Marvell Technology, Inc., the S&P 500 Index, and the PHLX Semiconductor Index
$350
$300
$250
$200
$150
$100
$50
$-
2/3/2018
2/2/2019
2/1/2020
1/30/2021
1/29/2022
1/28/2023
Marvell Technology, Inc. **
S&P 500
PHLX Semiconductor
*$100 Invested on 2/3/2018 in stock or Index, including reinvestment of dividends

	2/3/2018	2/2/2019	2/1/2020	1/30/2021	1/29/2022	1/28/2023
Marvell Technology, Inc.**	**100.00**	**83.15**	**109.69**	**236.42**	**305.88**	**205.15**
S&P 500	**100.00**	**99.94**	**121.49**	**142.45**	**172.36**	**160.94**
PHLX Semiconductor	**100.00**	**99.56**	**141.14**	**231.43**	**267.92**	**242.36**

****Information prior to April 20, 2021 is for Marvell Technology Group, Ltd.***

Dividends

Our Board of Directors declared quarterly cash dividends of $0.06 per share payable to holders of our common stock in each quarter of fiscal 2023, 2022 and 2021. As a result, we paid total cash dividends of $204.4 million in fiscal 2023, $191.0 million in fiscal 2022, and $160.6 million in fiscal 2021.

Future payment of a regular quarterly cash dividend on the Company's common stock will be subject to, among other things, the best interests of the Company and its stockholders, the Company's results of operations, cash balances and future cash requirements, financial condition, developments in ongoing litigation, statutory requirements under Delaware law and other factors that our Board of Directors may deem relevant. The Company's dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends at all or in any particular amounts.

Recent Sales of Unregistered Securities

Sales of unregistered equity securities made during fiscal 2022 were disclosed on our Quarterly Reports on Form 10-Q for the quarters ended May 1, 2021; July 31, 2021; and October 30, 2021.

In fiscal 2023, on December 2, 2022, the Company acquired all the equity interests of a private company for cash and stock. Pursuant to this transaction, 439,499 shares of Marvell common stock were issued, which shares are subject to forfeiture in some circumstances. The shares of Marvell common stock were issued in a private placement pursuant to Rule 4(a)(2) of the Securities Act.

Issuer Purchases of Equity Securities

We resumed our stock repurchase program in the first quarter of fiscal 2023, which had been temporarily suspended in fiscal 2021 to preserve cash during the COVID-19 pandemic.

We did not purchase any shares of our common stock for the three months ended January 28, 2023. We have $449.5 million of repurchase authority remaining under our current share repurchase program.

Our stock repurchase program is subject to market conditions, legal restrictions and regulations, and other factors, and does not obligate the Company to repurchase any dollar amount or number of shares of its common stock and the repurchase program may be extended, modified, suspended or discontinued at any time.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

    The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, including those discussed under Part I, Item 1A, "Risk Factors." These risks and uncertainties may cause actual results to differ materially from those discussed in the forward-looking statements.

Overview

    We are a leading supplier of data infrastructure semiconductor solutions, spanning the data center core to network edge. We are a fabless semiconductor supplier of high-performance standard and semi-custom products with core strengths in developing and scaling complex System-on-a-Chip architectures, integrating analog, mixed-signal and digital signal processing functionality. Leveraging leading intellectual property and deep system-level expertise, as well as highly innovative security firmware, our solutions are empowering the data economy and enabling the data center, enterprise networking, carrier infrastructure, consumer, and automotive/industrial end markets.

    Net revenue in fiscal 2023 was $5.9 billion and was 33% higher than net revenue of $4.5 billion in fiscal 2022. This was due to an increase in sales from a majority of our end markets. Sales increased from the data center end market by 35%, from the enterprise networking end market by 51%, from the carrier infrastructure end market by 32%, and from the automotive/industrial end market by 43% compared to fiscal 2022. The sales from our consumer end market were relatively flat for fiscal 2023 compared to fiscal 2022.

    Starting in fiscal 2022 and through the first half of fiscal 2023, in response to a large increase in demand from our customers for our products in a majority of our end markets as they continued to invest in data infrastructure, our operations team continued to increase production with our global supply chain partners to alleviate supply constraints. However, with the start of a broad inventory correction in the semiconductor industry, supply constraints have now mostly resolved. During the second half of fiscal 2023, in response to a softening demand environment, customers started requesting to push out shipments and reschedule orders to manage their inventory. In the fourth quarter, we saw the largest impact from our storage customers. In addition, demand for our products has come down significantly from our OEM customers in China, as they deal with a changing macroeconomic situation.

    To secure capacity over the long term, we have entered into and expect to continue to enter into capacity reservation arrangements with certain foundries and partners for substrates. See "Note 6 – Commitments and Contingencies" in the Notes to the Consolidated Financial Statements for additional information.

    We continue to monitor the impact of COVID-19 on our business. As part of our response to the effects of COVID-19, we adopted a hybrid work policy where most of our employees have the option to split their time between working from home and the office. We continue to expect lingering impacts with respect to COVID-19 on our business, for a further discussion of the uncertainties and business risks associated with the COVID-19 pandemic, see Part I, Item 1A, "Risk Factors," including but not limited to the risk detailed under the caption "*We face risks related to the COVID-19 pandemic which currently has, and may continue in the future to, significantly disrupt and adversely impact our manufacturing, research and development, operations, sales and financial results.*"

    We expect that the U.S. government's export restrictions on certain Chinese customers to continue to impact our revenue. Moreover, concerns that U.S. companies may not be reliable suppliers as a result of these and other actions has caused, and may in the future cause, some of our customers in China to amass large inventories of our products well in advance of need or cause some of our customers to replace our products in favor of products from other suppliers. Customers in China may also choose to develop indigenous solutions, as replacements for products that are subject to U.S. export controls. In addition, there may be indirect impacts to our business that we cannot easily quantify such as the fact that some of our other customers' products which use our solutions may also be impacted by export restrictions. See also Part I, Item IA, "Risk Factors," including, but not limited to, the risk detailed under the caption "*Adverse changes in the political and economic policies of the U.S. government in connection with trade with China and Chinese customers have reduced the demand for our products and damaged our business.*"

    Our fiscal year is the 52- or 53-week period ending on the Saturday closest to January 31. Accordingly, every fifth or sixth fiscal year will have a 53-week period. The additional week in a 53-week year is added to the fourth quarter, making such quarter consist of 14 weeks. Fiscal 2023, fiscal 2022 and fiscal 2021 each had a 52-week period.

Capital Return Program. We remain committed to delivering stockholder value through our stock repurchase and dividend programs. Under the program authorized by our Board of Directors, we may repurchase shares of our common stock in the open-market or through privately negotiated transactions. The extent to which we repurchase our stock and the timing of such repurchases will depend upon market conditions, legal rules and regulations, and other corporate considerations, as determined by our management team. We resumed our stock repurchase program in the first quarter of fiscal 2023, which had been temporarily suspended in fiscal 2021 to preserve cash during the COVID-19 pandemic. During our fiscal year ended January 28, 2023, we repurchased 2.3 million shares of our common stock for $115.0 million, including 0.9 million shares of our common stock repurchased for $50.0 million pursuant to a 10b5-1 trading plan during the second quarter of fiscal 2023. As of January 28, 2023, $449.5 million remained available under our stock repurchase program for future stock repurchases. See "Note 11 – Stockholders' Equity" in the Notes to the Consolidated Financial Statements for further information.

As of January 28, 2023, a total of 310.4 million shares have been repurchased since inception of our current and previous stock repurchase programs for an aggregate total of $4.4 billion in cash. We returned $319.4 million to stockholders in fiscal 2023 through $115.0 million in repurchases of shares of common stock and $204.4 million in cash dividends.

Cash and Short-Term Investments. Our cash and cash equivalents were $911.0 million at January 28, 2023, which were $297.5 million higher than our balance at our fiscal year ended January 29, 2022 of $613.5 million.

Sales and Customer Composition. We regularly monitor the creditworthiness of our customers and distributors and believe these distributors' sales to diverse end customers and geographies further serve to mitigate our exposure to credit risk.

Most of our sales are made to customers with operations located outside of the United States, primarily in Asia, and majority of our products are manufactured outside the United States. Sales shipped to customers with operations in Asia represented approximately 75% of our net revenue in fiscal 2023, 78% of our net revenue in fiscal 2022 and 80% of our net revenue in fiscal 2021. Because many manufacturers and manufacturing subcontractors of our customers are located in Asia, we expect that most of our net revenue will continue to be represented by sales to our customers in that region. For risks related to our global operations, see Part I, Item 1A, "Risk Factors," including but not limited to the risk detailed under the caption "*We face additional risks due to the extent of our global operations since a majority of our products, and those of many of our customers, are manufactured and sold outside of the United States. The occurrence of any or a combination of the additional risks described below would significantly and negatively impact our business and results of operations.*"

The development process for our products is long, which may cause us to experience a delay between the time we incur expenses and the time revenue is generated from these expenditures. We anticipate that the rate of new orders may vary significantly from quarter to quarter. For risks related to our sales cycle, see Part I, Item 1A, "Risk Factors," including but not limited to the risk detailed under the caption, "*We are subject to order and shipment uncertainties. If we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin. Conversely, we may have insufficient inventory, or be unable to obtain the supplies or contract manufacturing capacity to meet that demand, which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships.*"

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, income taxes, goodwill and other intangible assets, and business combinations. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances when these carrying values are not readily available from other sources. Actual results could differ from these estimates, and such differences could affect the results of operations reported in future periods. In the macroeconomic environment affected by COVID-19, our estimates could require increased judgment and carry a higher degree of variability and volatility. We continue to monitor and assess our estimates in light of developments, and as events continue to evolve and additional information becomes available, our estimates may change materially in future periods. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further information on our significant accounting policies, see "Note 2 – Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Revenue Recognition. We recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Under the revenue recognition standard, we apply the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

We enter into contracts that may include various combinations of products and services that are capable of being distinct and accounted for as separate performance obligations. To date, the majority of the revenue has been generated by sales of products as revenue from services has been insignificant. Performance obligations associated with product sales transactions are generally satisfied when control passes to customers upon shipment. Accordingly, product revenue is recognized at a point in time when control of the asset is transferred to the customer. We recognize revenue when we satisfy a performance obligation by transferring control of a product to a customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. For product revenue, the performance obligation is deemed to be the delivery of the product and therefore, the revenue is generally recognized upon shipment to customers, net of accruals for estimated sales returns and rebates. These estimates are based on historical returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. We account for rebates by recording reductions to revenue for rebates in the same period that the related revenue is recorded. The amount of these reductions is based upon the terms agreed to with the customer. Some of our sales are made to distributors under agreements allowing for price protection, price discounts and limited rights of stock rotation on products unsold by the distributors. Control passes to the distributor upon shipment, and terms and payment by our distributors is not contingent on resale of the product. Product revenue on sales made to distributors is recognized upon shipment, net of estimated variable consideration. Variable consideration primarily consists of price discounts, price protection, rebates, and stock rotation programs and is estimated based on a portfolio approach using the expected value method derived from historical data, current economic conditions, and contractual terms. Actual variable consideration could differ from these estimates.

A portion of our net revenue is derived from sales through third-party logistics providers who maintain warehouses in close proximity to our customer's facilities. Revenue from sales through these third-party logistics providers is not recognized until the product is pulled from stock by the customer.

Our products are generally subject to warranty, which provides for the estimated future costs of replacement upon shipment of the product. Our products carry a standard one-year warranty, with certain exceptions in which the warranty period can extend to more than one year based on contractual agreements. The warranty accrual is estimated primarily based on historical claims compared to historical revenues and assumes that we will have to replace products subject to a claim. From time to time, we become aware of specific warranty situations, and we record specific accruals to cover these exposures. Warranty expenses were not material for the periods presented.

Inventories. We value our inventory at the lower of cost or net realizable value, cost being determined under the first-in, first-out method. We regularly review inventory quantities on hand and record a reduction to the total carrying value of our inventory for any difference between cost and estimated net realizable value of inventory that is determined to be excess, obsolete or unsellable inventory based primarily on our estimated forecast of product demand and production requirements. The estimate of future demand is compared to our inventory levels, including open purchase commitments, to determine the amount, if any, of obsolete or excess inventory. Demand for our products can fluctuate significantly from period to period. A significant decrease in demand could result in an increase in the amount of excess inventory on hand. In addition, our industry is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand and judgement to determine excess inventory may prove to be inaccurate, in which case we may have understated or overstated the reduction to the total carrying value of our inventory for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our cost of goods sold in previous periods and would be required to recognize additional gross margin at the time the related inventory is sold. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our results of operations.

Accounting for Income Taxes. We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax return and financial statement purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets.

We recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Evaluating the need for a valuation allowance for deferred tax assets requires judgment and analysis of all the positive and negative evidence available, including recent earnings history and cumulative losses in recent years, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies to determine whether all or some portion of the deferred tax assets will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, and as a result, in jurisdictions with cumulative losses, we have provided for a full valuation allowance on deferred tax assets. Using available evidence and judgment, we establish a valuation allowance for deferred tax assets, when it is determined that it is more likely than not that they will not be realized. Valuation allowances have been provided primarily against the U.S. and state research and development credits and certain acquired net operating losses and deferred tax assets of foreign subsidiaries. A change in the assessment of the realizability of deferred tax assets may materially impact our tax provision in the period in which a change of assessment occurs. Taxes due on Global Intangible Low-Taxed Income (GILTI) exclusions in U.S. are recognized as a current period expense when incurred.

As a multinational corporation, we conduct our business in many countries and are subject to taxation in many jurisdictions. The taxation of our business is subject to the application of various and sometimes conflicting tax laws and regulations as well as multinational tax conventions. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, tax laws and regulations in various jurisdictions, tax incentives, the availability of tax credits and loss carryforwards, and the effectiveness of our tax planning strategies, which includes our estimates of the fair value of our intellectual property. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings and tax audits. There can be no assurance that we will accurately predict the outcome of audits, and the amounts ultimately paid on resolution of audits could be materially different than the amounts previously included in our income tax expense and therefore, could have a material impact on our tax provision, results of operations, and cash flows. Consequently, taxing authorities may impose tax assessments or judgments against us that could materially impact our tax liability and/or our effective income tax rate.

We are subject to income tax audits by the respective tax authorities in the jurisdictions in which we operate. We recognize the effect of income tax positions only if these positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely to be realized. Changes in recognition or measurement with respect to our uncertain tax positions are reflected in the period in which a change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense. The calculation of our tax liabilities involves the inherent uncertainty associated with complex tax laws. We believe we have adequately provided for in our financial statements additional taxes that we estimate to be required as a result of such examinations. While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. Any unpaid tax liabilities, including the interest and penalties, are released pursuant to a final settlement with tax authorities, completion of audit or expiration of various statutes of limitation. The material jurisdictions in which we are subject to potential examination by tax authorities throughout the world include China, India, Israel, Singapore, Germany, and the United States.

The recognition and measurement of current taxes payable or refundable, and deferred tax assets and liabilities require that we make certain estimates and judgments. Changes to these estimates or judgments may have a material effect on our income tax provision in a future period.

Long-lived Assets and Intangible Assets. We assess the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Circumstances which could trigger a review include, but are not limited to the following:

- significant decreases in the market price of the asset;

- significant adverse changes in the business climate or legal factors;

- accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;

- current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and

- current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Whenever events or changes in circumstances suggest that the carrying amount of long-lived assets and intangible assets may not be recoverable, we estimate the future cash flows expected to be generated by the asset from its use or eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. These significant judgments may include future expected revenue, expenses, capital expenditures and other costs, discount rates and whether or not alternative uses are available for impacted long-lived assets.

Goodwill. We record goodwill when the consideration paid for a business acquisition exceeds the fair value of net tangible and intangible assets acquired. We review goodwill for impairment annually on the last business day of our fiscal fourth quarter, and more frequently, if an event occurs or circumstances change that indicate the fair value of the reporting unit may be below its carrying amount. We have identified that our business operates as a single operating segment and as a single reporting unit for the purpose of goodwill impairment testing.

When testing goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value or we may determine to proceed directly to the quantitative impairment test.

Factors we consider important in the qualitative assessment which could trigger a goodwill impairment review include;

- significant underperformance relative to historical or projected future operating results;

- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

- significant negative industry or economic trends;

- a significant decline in our stock price for a sustained period; and

- a significant change in our market capitalization relative to our net book value.

If we assess qualitative factors and conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, or if we determine not to use qualitative assessment, then a quantitative impairment test is performed. The quantitative impairment test requires comparing the fair value of the reporting unit to its carrying value, including goodwill. An impairment exists if the fair value of the reporting unit is lower than its carrying value. We would record an impairment loss in the fiscal quarter in which an impairment determination is made. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions.

As of the last day of the fourth quarter of fiscal 2023, we performed our annual impairment assessment for testing goodwill. A step one assessment was performed. Based on our assessment, we determined there was no goodwill impairment.

Business Combinations. We allocate the fair value of the purchase consideration of a business acquisition to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. Our valuation of acquired assets and assumed liabilities requires significant estimates, especially with respect to intangible assets. The valuation of intangible assets, in particular, requires that we use valuation techniques such as the income approach. The income approach includes the use of a discounted cash flow model, which includes discounted cash flow scenarios and requires the following significant estimates: future expected revenue, expenses, capital expenditures and other costs, and discount rates. We estimate the fair value based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Acquisition-related expenses and related restructuring costs are recognized separately from the business combination and are expensed as incurred.

Results of Operations

Years Ended January 28, 2023 and January 29, 2022

The following table sets forth information derived from our consolidated statements of operations expressed as a percentage of net revenue:

	Year Ended	
	January 28, 2023	January 29, 2022
Net revenue	100.0 %	100.0 %
Cost of goods sold	49.5	53.7
Gross profit	50.5	46.3
Operating expenses:		
Research and development	30.1	31.9
Selling, general and administrative	14.3	21.4
Legal settlement	1.7	—
Restructuring related charges	0.4	0.7
Total operating expenses	46.5	54.0
Operating income (loss)	4.0	(7.7)
Interest income	0.1	—
Interest expense	(2.9)	(3.1)
Other income, net	0.2	—
Income (loss) before income taxes	1.4	(10.8)
Provision (benefit) for income taxes	4.2	(1.4)
Net loss	(2.8)%	(9.4)%

Net Revenue

	Year Ended		% Change in 2023
	January 28, 2023	January 29, 2022	
	(in millions, except percentage)		
Net revenue	$ 5,919.6	$ 4,462.4	32.7 %

Our net revenue for fiscal 2023 increased by $1.5 billion compared to net revenue for fiscal 2022. This was due to an increase in sales from a majority of our end markets. Sales increased from the data center end market by 35%, from the enterprise networking end market by 51%, from the carrier infrastructure end market by 32%, and from the automotive/industrial end market by 43% compared to fiscal 2022. The sales from the consumer end market were relatively flat for fiscal 2023 compared to fiscal 2022.

The overall increase in revenue of 33% for fiscal 2023 was primarily driven by relatively higher sales of products with higher average selling prices associated with higher content and more features. In addition, the overall increase in net revenue was also driven by an increase in demand for our products and the year-over-year impact of acquisitions made in fiscal 2022, with both factors contributing to higher sales of products and higher unit shipments.

Cost of Goods Sold and Gross Profit

	Year Ended		% Change in 2023
	January 28, 2023	January 29, 2022	
	(in millions, except percentages)		
Cost of goods sold	$ 2,932.1	$ 2,398.2	22.3 %
% of net revenue	49.5 %	53.7 %	
Gross profit	$ 2,987.5	$ 2,064.2	44.7 %
% of net revenue	50.5 %	46.3 %	

Cost of goods sold as a percentage of net revenue decreased for fiscal 2023 compared to fiscal 2022 primarily due to lower amortization of inventory fair value adjustment and acquired intangible assets as a percentage of net revenue. As a result, gross profit for fiscal 2023 increased 4.2 percentage points compared to fiscal 2022.

Research and Development

	Year Ended		% Change in 2023
	January 28, 2023	January 29, 2022	
	(in millions, except percentages)		
Research and development	$ 1,784.3	$ 1,424.2	25.3 %
% of net revenue	30.1 %	31.9 %	

Research and development expense increased by $360.1 million in fiscal 2023 compared to fiscal 2022. The increase was primarily due to $255.1 million of higher employee personnel-related costs, including $99.2 million of higher stock-based compensation expense, as a result of headcount increases, including the addition of new employees from our recent acquisitions, $42.0 million of higher engineering design costs, and $24.9 million higher depreciation and amortization costs.

Selling, General and Administrative

	Year Ended		% Change in 2023
	January 28, 2023	January 29, 2022	
	(in millions, except percentages)		
Selling, general and administrative	$ 843.6	$ 955.3	(11.7)%
% of net revenue	14.3 %	21.4 %	

Selling, general and administrative expense decreased by $111.7 million in fiscal 2023 compared to fiscal 2022. The decrease was primarily due to a $97.9 million decrease in transaction and integration costs associated with our acquisitions of Inphi and Innovium, Inc. ("Innovium") that were incurred in the prior year. In addition, our employee personnel-related costs were lower by $13.7 million due to lower stock based compensation expense mainly related to accelerated vesting of Inphi equity awards incurred in the prior year as part of the Inphi acquisition.

Stock-Based Compensation Expense

	Year Ended	
	January 28, 2023	January 29, 2022
	(in millions)	
Cost of goods sold	$ 43.3	$ 31.1
Research and development	372.4	273.2
Selling, general and administrative	136.7	173.2
Total stock-based compensation	$ 552.4	$ 477.5

Stock-based compensation expense increased by $74.9 million in fiscal 2023 compared to fiscal 2022. Stock-based compensation under research and development and cost of goods sold increased by $99.2 million and $12.2 million, respectively, partially offset by decrease under selling, general and administrative expense by $36.5 million. The increase was mainly due to additional equity awards assumed as part of the Inphi and Innovium acquisitions as described in "Note 7 – Business Combinations" and "Note 12 – Employee Benefit Plans" in the Notes to the Consolidated Financial Statements. The decrease in stock-based compensation expense under selling, general and administrative expense was mainly related to accelerated vesting of Inphi/Innovium equity awards incurred in the prior year as part of the Inphi and Innovium acquisitions.

Legal Settlement

| | Year Ended | | |
	January 28, 2023	January 29, 2022	% Change in 2023
	(in millions, except percentages)		
Legal settlement	$ 100.0	$ —	*
% of net revenue	1.7 %	— %	

*Not meaningful

We recorded a charge of $100.0 million in fiscal year 2023 related to the settlement of a contractual dispute. Refer to "Note 6 – Commitments and Contingencies" in the Notes to the Consolidated Financial Statements for a discussion of this settlement.

Restructuring Related Charges

| | Year Ended | | |
	January 28, 2023	January 29, 2022	January 30, 2021
	(in millions)		
Restructuring related charges	$ 21.6	$ 32.4	$ 170.8

Fiscal 2023 vs Fiscal 2022: We recorded total restructuring related charges of $21.6 million in fiscal 2023 as we integrated the acquired businesses and continued to evaluate our existing operations to increase operational efficiency, decrease costs and improve profitability.

Fiscal 2022 vs Fiscal 2021: During the second quarter of fiscal 2021, we made changes to the scope of our server processor product line in response to changes in the associated market. We transitioned our product offering from standard server processors to the broad server market to focus only on customized server processors for a few targeted customers. This change in strategy required us to assess whether the carrying value of the associated assets would be recoverable. As a result of the assessment, we determined the carrying amount of certain impacted assets were not recoverable, which resulted in recognition of $119.0 million of restructuring related charges associated with the server processor product line during the second quarter of fiscal 2021. The charges included $50.3 million in impairment of acquired intangibles, $36.0 million in impairment of purchased IP licenses and $32.7 million in equipment and inventory impairment and other related restructuring charges. The remaining restructuring charges of $61.4 million include approximately $36.9 million in severance and related costs and $24.5 million in other costs. The severance costs primarily relate to the employee separation costs in connection with the acquisitions. The other costs primarily relate to the remaining payments under lease obligations upon vacating certain worldwide office locations, and ongoing operating expenses of vacated facilities. See "Note 10 – Restructuring" in the Notes to the Consolidated Financial Statements for further information.

Interest Income

| | Year Ended | | |
	January 28, 2023	January 29, 2022	% Change in 2023
	(in millions, except percentages)		
Interest income	$ 5.3	$ 0.8	562.5 %
% of net revenue	0.1 %	— %	

Interest income increased by $4.5 million in fiscal 2023 compared to fiscal 2022 due to higher interest rates on our invested cash and higher cash balance.

Interest Expense

	Year Ended		
	January 28, 2023	January 29, 2022	% Change in 2023
	(in millions, except percentages)		
Interest expense	$ (170.6)	$ (139.3)	22.5 %
% of net revenue	(2.9)%	(3.1)%	

Interest expense increased by $31.3 million in fiscal 2023 compared to fiscal 2022. The increase was primarily due to higher interest expense and amortization of debt issuance costs associated with the 2024 and 2026 Term Loans and the Senior Notes, partially offset by prior period costs associated with the bridge loan termination.

Other Income, net

	Year Ended		
	January 28, 2023	January 29, 2022	% Change in 2023
	(in millions, except percentages)		
Other income, net	$ 12.4	$ 2.7	359.3%
% of net revenue	0.2 %	— %	

Other income, net increased by $9.7 million in fiscal 2023 compared to fiscal 2022. The increase was primarily due to gains from equity investments and exchange rate fluctuations.

Provision (Benefit) for Income Taxes

	Year Ended		
	January 28, 2023	January 29, 2022	% Change in 2023
	(in millions, except percentage)		
Provision (benefit) for income taxes	$ 248.6	$ (62.5)	(497.8)%

The income tax expense for fiscal 2023 differs from the U.S. federal statutory rate of 21% primarily due to the remeasurement of Singapore deferred taxes upon extension of the Company's tax incentive in Singapore, tax benefits attributable to reduction in tax reserves as a result of settled income tax audits in combination with the lapsing of statute of limitations, offset by foreign income inclusions in the U.S., and a tax expense related to the recapture of Israel corporate income taxes. The income tax expense for fiscal 2023 is also impacted by a substantial portion of the Company's earnings, or in some cases, losses being taxed or benefited at rates lower than the U.S. statutory rate, stock compensation tax benefits, and disallowed deductions related to non-deductible compensation.

The income tax benefit for fiscal 2022 differed from the U.S. federal statutory rate of 21% primarily due to tax benefits of stock-based compensation, offset by foreign income inclusions in the U.S. and non-deductible compensation. We continue to evaluate potential changes to our legal entity structure in response to guidelines and requirements in various international tax jurisdictions where we conduct business, as well as changes to our business, and acquisitions and divestitures.

Our provision for incomes taxes may be affected by changes in the geographic mix of earnings with different applicable tax rates, acquisitions, changes in the realizability of deferred tax assets, accruals related to contingent tax liabilities and period-to-period changes in such accruals, the results of income tax audits, the expiration of statutes of limitations, the implementation of tax planning strategies, tax rulings, court decisions, settlements with tax authorities and changes in tax laws and regulations. It is also possible that significant negative evidence may become available that causes us to conclude that a valuation allowance is needed on certain of our deferred tax assets, which would adversely affect our income tax provision in the period of such change in judgment. Additionally, please see the information in "Item 1A: Risk Factors" under the caption "*Changes in existing taxation benefits, tax rules or tax practices may adversely affect our financial results.*"

Our Annual Report on Form 10-K for the fiscal year ended January 29, 2022 includes a discussion and analysis of our financial condition and results of operations for the year ended January 30, 2021 and year-to-year comparisons between the fiscal years ended January 29, 2022 and January 30, 2021 in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Liquidity and Capital Resources

Our principal source of liquidity as of January 28, 2023 consisted of approximately $911.0 million of cash and cash equivalents, of which approximately $642.0 million was held by subsidiaries outside of the United States. We manage our worldwide cash requirements by, among other things, reviewing available funds held by our foreign subsidiaries and the cost effectiveness by which those funds can be accessed in the United States. See "Note 13 – Income Taxes" in the Notes to the Consolidated Financial Statements for further information.

In December 2020, to fund the Inphi acquisition, we executed the 2024 and 2026 Term Loan Agreement to obtain the 2024 and 2026 Term Loans. For the year ended January 28, 2023, we repaid $65.6 million of the principal outstanding on the 2026 Term Loan. As of January 28, 2023, we had $735.0 million borrowings outstanding under the 2024 Term Loan and $787.5 million borrowings outstanding under the 2026 Term Loan.

In December 2020, we also executed a debt agreement to obtain a $750.0 million revolving credit facility (the "2020 Revolving Credit Facility"). During the year ended January 28, 2023 we drew down $200.0 million on the 2020 Revolving Credit Facility which has been fully repaid at January 28, 2023.

As of January 28, 2023, we had $2.0 billion aggregate principal amount of Senior Notes outstanding and $1.0 billion in aggregate principal amount of the MTG/MTI Senior Notes outstanding. The notes are registered under the Securities Act.

For a description of our contractual obligations including debt, leases, and purchase commitments, see "Note 4 – Debt," "Note 5 – Leases," and "Note 6 – Commitments and Contingencies" in the Notes to the Consolidated Financial Statements. In addition, see "Note 13 – Income Taxes" regarding tax related contingencies and uncertain tax positions in the Notes to the Consolidated Financial Statements. We generally expect to satisfy these commitments with cash on hand and cash provided by operating activities.

We believe that our existing cash, cash equivalents, together with cash generated from operations, and funds from our 2020 Revolving Credit Facility will be sufficient to cover our working capital needs, capital expenditures, investment requirements, any declared dividends, repurchases of our common stock and commitments (including those discussed in "Note 6 – Commitments and Contingencies" in the Notes to the Consolidated Financial Statements) for at least the next twelve months. Our capital requirements will depend on many factors, including our rate of sales growth, market acceptance of our products, costs of securing access to adequate manufacturing capacity, the timing and extent of research and development projects and increases in operating expenses, all of which are subject to uncertainty.

To the extent that our existing cash and cash equivalents together with cash generated by operations, and funds available under our 2020 Revolving Credit Facility are insufficient to fund our future activities, we may need to raise additional funds through public or private debt or equity financing. We may also acquire additional businesses, purchase assets or enter into other strategic arrangements in the future, which could also require us to seek debt or equity financing. Additional equity financing or convertible debt financing may be dilutive to our current stockholders. If we elect to raise additional funds, we may not be able to obtain such funds on a timely basis or on acceptable terms, if at all. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to our common stock.

Future payment of a regular quarterly cash dividend on our common stock and our planned repurchases of common stock will be subject to, among other things, the best interests of the Company and our stockholders, our results of operations, cash balances and future cash requirements, financial condition, developments in ongoing litigation, statutory requirements under Delaware law, U.S. securities laws and regulations, market conditions and other factors that our Board of Directors may deem relevant. Our dividend payments and repurchases of common stock may change from time to time, and we cannot provide assurance that we will continue to declare dividends or repurchase stock at all or in any particular amounts.

Cash Flows from Operating Activities

Net cash provided by operating activities was $1.3 billion for fiscal 2023 compared to net cash provided by operating activities of $819.3 million for fiscal 2022. We had a net loss of $163.5 million adjusted for the following non-cash items: amortization of acquired intangible assets of $1.1 billion, stock-based compensation expense of $552.4 million, depreciation and amortization of $304.9 million, deferred income tax expense of $50.4 million, amortization of inventory fair value adjustment associated with Innovium acquisition of $38.7 million, amortization of deferred debt issuance costs and debt discounts of $10.3 million, restructuring related impairment charges of $5.6 million and $52.4 million net loss from other non-cash items. Cash outflow from working capital of $649.8 million for fiscal 2023 was primarily driven by an increase in accounts receivable, an increase in inventories, an increase in prepaid expenses and other assets, and a decrease in accounts payable partially offset by cash inflows due to an increase in accrued liabilities and other non-current liabilities and an increase in accrued employee compensation. The increase in accounts receivable was primarily due to increase sales, as well as changes to the timing of shipments due to evolving supply chain dynamics. We increased inventory in order to better support unfulfilled backlog, new product ramps and the impact from inventory correction late in the year. The increase in prepaid expenses and other assets was primarily due to prepayments on supply capacity reservation agreements and an increase in ship and debit reserve. The decrease in accounts payable was primarily due to the timing of payments. The increase in accrued liabilities and other non-current liabilities was primarily due to accruals relating to settlement of contractual disputes and an increase in ship and debit claim reserve due to price increases and stock replenishment. The increase in accrued employee compensation was due to increases in our bonus accrual and in employee contributions to the employee stock purchase plan, net of payments.

Net cash provided by operating activities was $819.3 million for fiscal 2022. We had a net loss of $421.0 million adjusted for the following non-cash items: amortization of acquired intangible assets of $979.4 million, stock-based compensation expense of $460.7 million, depreciation and amortization of $265.9 million, amortization of inventory fair value adjustment associated with Inphi and Innovium acquisitions of $194.3 million, deferred income tax benefit of $93.9 million, amortization of deferred debt issuance costs and debt discounts of $21.6 million, restructuring related impairment charges of $6.2 million and $69.0 million net loss from other non-cash items. Cash outflow from working capital of $662.9 million was primarily driven by an increase in accounts receivable, an increase in inventories and an increase in prepaid expenses and other assets. Such increases were partially offset by cash inflows due to an increase in accounts payable, an increase in accrued liabilities and other non-current liabilities and an increase in accrued employee compensation. The increase in accounts receivable was driven primarily by the increase in revenue and stable collections. The increase in inventories is due to strong organic revenue growth and business acquisitions during the year as well as higher materials and manufacturing prices. The increase in prepaid expenses and other assets was due to payments for capacity reservation agreements and an increase in ship and debit reserve. The increase in accrued liabilities and other non-current liabilities was mainly due to an increase in ship and debit claim reserve due to price increase and stock replenishment. The increase in accounts payable was mainly due to timing of payments. The increase in accrued employee compensation was due to the increase in our bonus accrual.

Cash Flows from Investing Activities

Net cash used in investing activities of $328.4 million in fiscal 2023 was primarily driven by the purchases of property and equipment of $206.2 million, net cash consideration for business acquisitions of $112.3 million, and purchases of technology licenses of $11.1 million.

Net cash used in investing activities of $3.7 billion in fiscal 2022 was primarily driven by the net cash consideration for business acquisitions of $3.6 billion, purchases of property and equipment of $169.2 million and purchases of technology licenses of $17.7 million.

Cash Flows from Financing Activities

Net cash used in financing activities of $662.9 million in fiscal 2023 was primarily attributable to $265.6 million repayment of debt principal, $227.6 million for withholding tax paid on behalf of employees for net share settlement, $204.4 million payment for our quarterly dividends, $142.5 million payments for technology license obligations and $115.0 million repurchases of common stock. These outflows were partially offset by proceeds from issuance of debt of $200.0 million, and $91.3 million proceeds from the issuance of our common stock under our equity inventive plans.

Net cash provided by financing activities of $2.8 billion in fiscal year 2022 was primarily attributable to proceeds from issuance of debt of $3.9 billion, $160.3 million proceeds from capped calls and $84.5 million proceeds from the issuance of our common stock under our equity inventive plans. These inflows were partially offset by $526.8 million repayment of debt principal, $305.8 million for withholding tax paid on behalf of employees for net share settlement, $191.0 million payment for our quarterly dividends, $181.2 million payment for repurchases and settlement of convertible notes, $134.5 million payments for technology license obligations and $11.8 million payments for debt financing and equity issuance costs associated with the Inphi acquisition.

Recent Accounting Pronouncements

Please see "Note 2 – Significant Accounting Policies - Recent Accounting Pronouncements" in our Notes to the Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Related Party Transactions

None.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk. With our outstanding debt, we are exposed to various forms of market risk, including the potential losses arising from adverse changes in interest rates on our outstanding 2024 and 2026 Term Loans. See "Note 4 – Debt" in our Notes to the Consolidated Financial Statements for further information. A hypothetical increase or decrease in the interest rate by 1 percentage point may result in an increase or decrease in annual interest expense by approximately $15.1 million.

We currently carry debt that relies on one-month LIBOR as the benchmark rate. The one-month LIBOR is expected to cease publication after June 30, 2023. To the extent the one-month LIBOR ceases to exist, the 2024 and 2026 Term Loans and 2020 Revolving Credit Facility contemplate an alternative benchmark rate without the need for any amendment thereto.

We maintain an investment policy that requires minimum credit ratings, diversification of credit risk and limits the long-term interest rate risk by requiring effective maturities of generally less than five years. We typically invest our excess cash primarily in highly liquid debt instruments of the U.S. government and its agencies, money market mutual funds, corporate debt securities and municipal debt securities that are classified as available-for-sale and time deposits. These investments are recorded on our consolidated balance sheets at fair market value with their related unrealized gain or loss reflected as a component of accumulated other comprehensive income (loss) in the consolidated statement of stockholders' equity. Investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. There were no such investments on hand at January 28, 2023, aside from cash and cash equivalents.

Foreign Currency Exchange Risk. All of our sales and the majority of our expenses are denominated in U.S. dollars. Since we operate in many countries, a percentage of our international operational expenses are denominated in foreign currencies and exchange volatility could positively or negatively impact those operating costs. Increases in the value of the U.S. dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Additionally, we may hold certain assets and liabilities, including potential tax liabilities, in local currency on our consolidated balance sheet. These tax liabilities would be settled in local currency. Therefore, foreign exchange gains and losses from remeasuring the tax liabilities are recorded to interest and other income, net. We do not believe that foreign exchange volatility has a material impact on our current business or results of operations. However, fluctuations in currency exchange rates could have a greater effect on our business or results of operations in the future to the extent our expenses increasingly become denominated in foreign currencies.

We may enter into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks associated with certain existing assets and liabilities, certain firmly committed transactions, forecasted future cash flows and net investments in foreign subsidiaries. However, we may choose not to hedge certain foreign exchange exposures for a variety of reasons, including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures.

To provide an assessment of the foreign currency exchange risk associated with our foreign currency exposures within operating expense, we performed a sensitivity analysis to determine the impact that an adverse change in exchange rates would have on our financial statements. If the U.S. dollar weakened by 10%, our operating expense could increase by approximately 2%.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Marvell Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Marvell Technology, Inc. and subsidiaries (the "Company") as of January 28, 2023, and January 29, 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows, for each of the three years in the period ended January 28, 2023, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 28, 2023, and January 29, 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 28, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 28, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories − Management Judgements Regarding Excess and Obsolete Inventory Reserves — Refer to Note 2 to the financial statements

Critical Audit Matter Description

Management writes down excess inventories based upon a regular analysis of inventory on hand compared to forecasted demand. Management's estimates of forecasted demand are based upon analysis and assumptions including, but not limited to, expected product lifecycles and development plans, expected customer orders, projected market conditions, and historical usage by product. As of January 28, 2023, the Company's consolidated inventories balance was $1,068 million.

We identified inventory valuation as a critical audit matter because of the significant assumptions management makes with regards to estimating the excess write-down and the potential amplification of those judgments in periods of market uncertainty. Specifically, due to the ongoing market uncertainty, including the business impact of the macroeconomic environment, performing audit procedures to evaluate the reasonableness of management's estimates of forecasted demand required a high degree of auditor judgment and increased audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of forecasted demand used in the valuation of inventory included the following, among others:

- We tested the effectiveness of internal controls over management's provisions for excess inventories, including internal controls designed to review and approve forecasted demand and the underlying assumptions regarding expected product lifecycles, product development plans, expected customer orders, projected market conditions, and historical usage by product.

- We evaluated management's ability to accurately estimate forecasted demand by comparing estimates made in prior periods to the historical actual results for those same periods.

- We made inquiries of business unit managers throughout the period as well as executives, sales, and operations personnel about the expected product lifecycles and product development plans and historical usage by product and compared expectations to actual developments over the period.

- We selected a sample of inventory products and tested the forecasted demand by comparing internal and external information (e.g., historical usage, contracts, communications with customers, macroeconomic conditions, etc.) with the Company's forecast.

- We considered, when relevant, the existence of contradictory evidence based on reading of internal financial and operational information used by management and the board of directors, Company press releases, and analysts' reports, as well as our observations and inquires as to changes within the business and evidence obtained through other areas of the audit.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
March 9, 2023

We have served as the Company's auditor since 2016.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except par value per share)

	January 28, 2023	January 29, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 911.0	$ 613.5
Accounts receivable, net	1,192.2	1,048.6
Inventories	1,068.3	720.3
Prepaid expenses and other current assets	109.6	111.0
Total current assets	3,281.1	2,493.4
Property and equipment, net	577.4	462.8
Goodwill	11,586.9	11,511.1
Acquired intangible assets, net	5,102.0	6,153.4
Deferred tax assets	465.9	493.5
Other non-current assets	1,508.8	994.4
Total assets	$ 22,522.1	$ 22,108.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 465.8	$ 461.5
Accrued liabilities	1,092.0	622.6
Accrued employee compensation	244.5	241.3
Short-term debt	584.4	63.2
Total current liabilities	2,386.7	1,388.6
Long-term debt	3,907.7	4,484.8
Other non-current liabilities	590.5	533.1
Total liabilities	6,884.9	6,406.5
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Preferred stock, $0.002 par value; 8.0 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.002 par value; 1,250 shares authorized; 856.1 and 846.7 shares issued and outstanding in fiscal 2023 and 2022, respectively	1.7	1.7
Additional paid-in capital	14,512.0	14,209.0
Retained earnings	1,123.5	1,491.4
Total stockholders' equity	15,637.2	15,702.1
Total liabilities and stockholders' equity	$ 22,522.1	$ 22,108.6

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In millions, except per share amounts)

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Net revenue	$ 5,919.6	$ 4,462.4	$ 2,968.9
Cost of goods sold	2,932.1	2,398.2	1,480.6
Gross profit	2,987.5	2,064.2	1,488.3
Operating expenses:			
Research and development	1,784.3	1,424.2	1,072.7
Selling, general and administrative	843.6	955.3	467.2
Legal settlement	100.0	—	36.0
Restructuring related charges	21.6	32.4	170.8
Total operating expenses	2,749.5	2,411.9	1,746.7
Operating income (loss)	238.0	(347.7)	(258.4)
Interest income	5.3	0.8	2.6
Interest expense	(170.6)	(139.3)	(69.3)
Other income, net	12.4	2.7	2.9
Interest and other income (loss), net	(152.9)	(135.8)	(63.8)
Income (loss) before income taxes	85.1	(483.5)	(322.2)
Provision (benefit) for income taxes	248.6	(62.5)	(44.9)
Net loss	$ (163.5)	$ (421.0)	$ (277.3)
Comprehensive loss, net of tax	$ (163.5)	$ (421.0)	$ (277.3)
Net loss per share - basic	$ (0.19)	$ (0.53)	$ (0.41)
Net loss per share - diluted	$ (0.19)	$ (0.53)	$ (0.41)
Weighted-average shares:			
Basic	851.4	796.9	668.8
Diluted	851.4	796.9	668.8

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at February 1, 2020	663.5	$ 1.4	$ 6,135.9	$ 2,541.3	$ 8,678.6
Issuance of common stock in connection with equity incentive plans	13.2	—	86.7	—	86.7
Tax withholdings related to net share settlement of restricted stock units	—	—	(108.1)	—	(108.1)
Stock-based compensation	—	—	241.7	—	241.7
Repurchase of common stock	(1.3)	—	(25.2)	—	(25.2)
Cash dividends declared and paid (cumulatively $0.24 per share)	—	—	—	(160.6)	(160.6)
Net loss	—	—	—	(277.3)	(277.3)
Balance at January 30, 2021	675.4	1.4	6,331.0	2,103.4	8,435.8
Issuance of common stock in connection with equity incentive plans	11.6	—	84.5	—	84.5
Tax withholdings related to net share settlement of restricted stock units	—	—	(299.9)	—	(299.9)
Stock-based compensation	—	—	473.5	—	473.5
Issuance of common stock in connection with acquisitions	146.2	0.3	6,889.8	—	6,890.1
Equity related issuance cost	—	—	(8.2)	—	(8.2)
Replacement equity awards attributable to pre-acquisition service	—	—	115.6	—	115.6
Conversion feature of convertible notes	—	—	244.2	—	244.2
Impact of repurchase of convertible notes	7.1	—	234.3	—	234.3
Conversion of convertible notes to common stock	6.4	—	144.2	—	144.2
Cash dividends declared and paid (cumulatively $0.24 per share)	—	—	—	(191.0)	(191.0)
Net loss	—	—	—	(421.0)	(421.0)
Balance at January 29, 2022	846.7	1.7	14,209.0	1,491.4	15,702.1
Issuance of common stock in connection with equity incentive plans	11.7	—	91.3	—	91.3
Tax withholdings related to net share settlement of restricted stock units	—	—	(227.6)	—	(227.6)
Stock-based compensation	—	—	554.3	—	554.3
Repurchase of common stock	(2.3)	—	(115.0)	—	(115.0)
Cash dividends declared and paid (cumulatively $0.24 per share)	—	—	—	(204.4)	(204.4)
Net loss	—	—	—	(163.5)	(163.5)
Balance at January 28, 2023	856.1	$ 1.7	$ 14,512.0	$ 1,123.5	$ 15,637.2

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Cash flows from operating activities:			
Net loss	$ (163.5)	$ (421.0)	$ (277.3)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	304.9	265.9	197.9
Stock-based compensation	552.4	460.7	241.5
Amortization of acquired intangible assets	1,087.4	979.4	443.6
Amortization of inventory fair value adjustment associated with acquisitions	38.7	194.3	17.3
Amortization of deferred debt issuance costs and debt discounts	10.3	21.6	10.0
Restructuring related impairment charges	5.6	6.2	130.9
Deferred income taxes	50.4	(93.9)	(39.5)
Other expense, net	52.4	69.0	25.0
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(142.7)	(409.0)	(44.3)
Prepaid expenses and other assets	(480.4)	(161.8)	(41.6)
Inventories	(385.9)	(291.9)	29.9
Accounts payable	(87.8)	93.2	39.7
Accrued employee compensation	2.5	29.6	39.6
Accrued liabilities and other non-current liabilities	444.5	77.0	44.6
Net cash provided by operating activities	1,288.8	819.3	817.3
Cash flows from investing activities:			
Purchases of technology licenses	(11.1)	(17.7)	(12.7)
Purchases of property and equipment	(206.2)	(169.2)	(106.8)
Acquisitions, net of cash acquired	(112.3)	(3,555.0)	—
Other, net	1.2	(3.2)	(0.1)
Net cash used in investing activities	(328.4)	(3,745.1)	(119.6)
Cash flows from financing activities:			
Repurchases of common stock	(115.0)	—	(25.2)
Proceeds from employee stock plans	91.3	84.5	86.6
Tax withholding paid on behalf of employees for net share settlement	(227.6)	(305.8)	(108.1)
Dividend payments to stockholders	(204.4)	(191.0)	(160.6)
Payments on technology license obligations	(142.5)	(134.5)	(100.0)
Proceeds from issuance of debt	200.0	3,896.1	—
Principal payments of debt	(265.6)	(526.8)	(250.0)
Payment for repurchases and settlement of convertible notes	—	(181.2)	—
Proceeds from capped calls	—	160.3	—
Payment of equity and debt financing costs	—	(11.8)	(38.0)
Other, net	0.9	1.0	(1.5)
Net cash provided by (used in) in financing activities	(662.9)	2,790.8	(596.8)
Net increase (decrease) in cash and cash equivalents	297.5	(135.0)	100.9
Cash and cash equivalents at beginning of the year	613.5	748.5	647.6
Cash and cash equivalents at end of the year	$ 911.0	$ 613.5	$ 748.5

See accompanying Notes to Consolidated Financial Statements.

Note 1 — Basis of Presentation

The Company

Marvell Technology, Inc., and its subsidiaries (the "Company"), is a leading supplier of data infrastructure semiconductor solutions, spanning the data center core to network edge. The Company is a fabless semiconductor supplier of high-performance standard and semi-custom products with core strengths in developing and scaling complex System-on-a-Chip architectures, integrating analog, mixed-signal, and digital signal processing functionality. The Company also leverages leading intellectual property and deep system-level expertise, as well as highly innovative security firmware. The Company's solutions are empowering the data economy and enabling the data center, enterprise networking, carrier infrastructure, consumer, and automotive/industrial end markets. The Company is incorporated in Delaware, United States.

Basis of Presentation

The Company's fiscal year is the 52- or 53-week period ending on the Saturday closest to January 31. Accordingly, every fifth or sixth fiscal year will have a 53-week period. The additional week in a 53-week year is added to the fourth quarter, making such quarter consist of 14 weeks. Fiscal 2023, fiscal 2022 and fiscal 2021 each had a 52-week period. Certain prior period amounts have been reclassified to conform to current year presentation. All dollar amounts in the financial statements and tables in these notes, except per share amounts, are stated in millions of U.S. dollars unless otherwise noted.

Note 2 — Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to performance-based compensation, revenue recognition, provisions for sales returns and allowances, inventory excess and obsolescence, investment fair values, goodwill and other intangible assets, restructuring, income taxes, litigation and other contingencies. Actual results could differ from these estimates, and such differences could affect the results of operations reported in future periods. In the macroeconomic environment affected by COVID-19, these estimates could require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change materially in future periods.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated. The functional currency of the Company and its subsidiaries is the U.S. dollar.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and time deposits.

Investments in Equity Securities

The Company has equity investments in privately-held companies. If the Company has the ability to exercise significant influence over the investee, but not control, the Company accounts for the investment under the equity method. If the Company does not have the ability to exercise significant influence over the operations of the investee, the Company accounts for the investment under the measurement alternative method. Investments in privately-held companies are included in other non-current assets and subject to impairment review on an ongoing basis. Investments are considered impaired when the fair value is below the investment's cost basis. This assessment is based on a qualitative and quantitative analysis, including, but not limited to, the investee's revenue and earnings trends, available cash and liquidity, and the status of the investee's products and the related market for such products.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high-quality financial institutions, the composition and maturities of which are regularly monitored by management. The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company's credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. For customers including distributors, the Company performs ongoing credit evaluations of their financial conditions and limits the amount of credit extended when deemed necessary based upon payment history and their current credit worthiness, but generally requires no collateral. The Company regularly reviews the allowance for bad debt and doubtful accounts by considering factors such as historical experience, credit quality, reasonable and supportable forecasts, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

The Company's accounts receivable was concentrated with five customers at January 28, 2023, who comprise a total of 55% of gross accounts receivable, compared with six customers at January 29, 2022, who represented 52% of gross accounts receivable, respectively. This presentation is at the customer consolidated level.

During fiscal 2023, 2022 and 2021, there was no net revenue attributable to a customer, other than one distributor, whose revenues as a percentage of net revenue was 10% or greater of total net revenues. Net revenue attributable to significant distributors whose revenues as a percentage of net revenue was 10% or greater of total net revenues is presented in the following table:

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Distributor:			
Distributor A	20 %	15 %	13 %

The Company continuously monitors the creditworthiness of its distributors and believes these distributors' sales to diverse end customers and to diverse geographies further serve to mitigate the Company's exposure to credit risk.

Inventories

Inventory is stated at the lower of cost or net realizable value, cost being determined under the first-in, first-out method. The total carrying value of the Company's inventory is reduced for any difference between cost and estimated net realizable value of inventory that is determined to be excess, obsolete or unsellable inventory based upon assumptions about future demand and market conditions. If actual future demand for the Company's products is less than currently forecasted, the Company may be required to write inventory down below the current carrying value. Once the carrying value of inventory is reduced, it is maintained until the product to which it relates is sold or otherwise disposed. Inventoriable shipping and handling costs are classified as a component of cost of goods sold in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment, net, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which ranges from 2 to 7 years for machinery and equipment, and 3 to 4 years for computer software, and furniture and fixtures. Buildings are depreciated over an estimated useful life of 30 years and building improvements are depreciated over estimated useful lives of 15 years. Leasehold improvements are depreciated over the shorter of the remaining lease term or the estimated useful life of the asset.

Goodwill

Goodwill is recorded when the consideration paid for a business acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is measured and tested for impairment annually on the last business day of the fiscal fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or the Company may determine to proceed directly to the quantitative impairment test.

If the Company assesses qualitative factors and concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if the Company determines not to use the qualitative assessment, then a quantitative impairment test is performed. The quantitative impairment test requires comparing the fair value of the reporting unit to its carrying value, including goodwill. The Company has identified that its business operates as a single operating segment and as a single reporting unit for the purpose of goodwill impairment testing. An impairment exists if the fair value of the reporting unit is lower than its carrying value. If the fair value of the reporting unit is lower than its carrying value, the Company would record an impairment loss in the fiscal quarter in which the determination is made.

Long-Lived Assets and Intangible Assets

The Company assesses the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. The Company estimates the future cash flows, undiscounted and without interest charges, expected to be generated by the assets from its use or eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Please see "Note 8 – Goodwill and Acquired Intangible Assets, Net" for further details regarding impairment of acquisition-related identified intangible assets.

Acquisition-related identified intangible assets are amortized on a straight-line basis over their estimated economic lives, except for certain customer contracts and related relationships, which are amortized using an accelerated method of amortization over the expected customer lives. In-process research and development ("IPR&D") is not amortized until the completion of the related development.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease ROU assets also include any initial direct costs and prepayments less lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. As the Company's leases do not provide an implicit rate, the Company uses its collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments. Lease expense for these leases is recognized on a straight line basis over the lease term.

Foreign Currency Transactions

The functional currency of all of the Company's non-United States ("U.S.") operations is the U.S. dollar. Monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effects of foreign currency re-measurement are reported in current operations.

Revenue Recognition

Product revenue is recognized at a point in time when control of the asset is transferred to the customer. Substantially all of the Company's revenue is derived from product sales. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For product revenue, the performance obligation is deemed to be the delivery of the product and therefore, the revenue is generally recognized upon shipment to customers, net of accruals for estimated sales returns and rebates. These estimates are based on historical returns analysis and other known factors. The Company accounts for rebates by recording reductions to revenue for rebates in the same period that the related revenue is recorded. The amount of these reductions is based upon the terms agreed to with the customer. Product revenue on sales made to distributors is recognized upon shipment, net of estimated variable consideration. Variable consideration primarily consists of price discounts, price protection, rebates, and stock rotation programs and is estimated based on a portfolio approach using the expected value method derived from historical data, current economic conditions, and contractual terms.

A portion of the Company's net revenue is derived from sales through third-party logistics providers who maintain warehouses in close proximity to our customer's facilities. Revenue from sales through these third-party logistics providers is not recognized until the product is pulled from stock by the customer.

The Company's products are generally subject to warranty, which provides for the estimated future costs of replacement upon shipment of the product. The Company's products carry a standard one-year warranty, with certain exceptions in which the warranty period can extend to more than one year based on contractual agreements. The warranty accrual is estimated primarily based on historical claims compared to historical revenues and assumes that the Company will have to replace products subject to a claim. From time to time, the Company becomes aware of specific warranty situations, and it records specific accruals to cover these exposures. Warranty expenses were not material for the periods presented.

Business Combinations

The Company allocates the fair value of the purchase consideration of its acquisitions to the tangible assets, liabilities, and intangible assets acquired, including IPR&D, based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. Acquisition-related expenses and related restructuring costs are recognized separately from the business combination and are expensed as incurred.

Advertising Expense

Advertising costs are expensed as incurred. The Company recorded $0.7 million, $0.8 million and $0.6 million of advertising costs for fiscal 2023, 2022 and 2021, respectively, included in selling, general and administrative expenses in the consolidated statements of operations.

Stock-Based Compensation

Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service vesting period. The Company amortizes stock-based compensation expense for time-based awards under the straight-line attribution method over the vesting period. Stock-based compensation expense for performance-based awards is recognized when it becomes probable that the performance conditions will be met. The Company amortizes stock-based compensation expense for performance-based awards using the accelerated method.

The fair value of each restricted stock unit is estimated based on the market price of the Company's common stock on the date of grant less the expected dividend yield.

The Company estimates the fair value of stock purchase awards on the date of grant using the Black Scholes option-pricing model. The fair value of performance-based awards based on total shareholder return ("TSR") and value creation ("VCA") awards are estimated on the date of grant using a Monte Carlo simulation model.

Forfeitures are recorded when they occur. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting as and when forfeitures occur.

Comprehensive Loss

Comprehensive loss, net of tax is comprised of net loss. For fiscal 2023, 2022 and 2021, there were no reconciling differences between net loss and comprehensive loss.

Accounting for Income Taxes

The Company estimates its income taxes in the jurisdictions in which it operates. This process involves estimating the Company's actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax return and financial statement purposes. These differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheets.

The Company recognizes income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Evaluating the need for a valuation allowance on deferred tax assets requires judgment and analysis of all available positive and negative evidence, including recent earnings history and cumulative losses in recent years, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies to determine whether all or some portion of the deferred tax assets will not be realized. We establish a valuation allowance for deferred tax assets, when it is determined that it is more likely than not that they will not be realized. Valuation allowances have been provided primarily against U.S. and state research and development credits and certain acquired net operating losses and deferred tax assets of foreign subsidiaries. A change in the assessment of the realizability of deferred tax assets may materially impact the Company's tax provision in the period in which a change occurs. Taxes due on Global Intangible Low-Taxed Income (GILTI) inclusions in U.S. are recognized as a current period expense when incurred.

As a multinational corporation, the Company conducts its business in many countries and is subject to taxation in many jurisdictions. The taxation of the business is subject to the application of various and sometimes conflicting tax laws and regulations as well as multinational tax conventions. The Company's effective tax rate is highly dependent upon the geographic distribution of the Company's worldwide earnings or losses, the tax laws and regulations in various localities, the availability of tax incentives, tax credits and loss carryforwards, and the effectiveness of the Company's tax planning strategies, including the Company's estimates of the fair value of its intellectual property. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against us that could materially affect the Company's tax liability and/or effective income tax rate.

The Company is subject to income tax audits by tax authorities in the jurisdictions in which it operates. The Company recognizes the effect of income tax positions only if these positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely to be realized. Changes in judgment regarding the recognition or measurement of uncertain tax positions are reflected in the period in which the change occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense. The calculation of the Company's tax liabilities involves the inherent uncertainty associated with complex tax laws. The Company believes it has adequately provided for in its financial statements additional taxes that it estimates may be required to be paid as a result of such examinations. While the Company believes that it has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than its accrued position. Unpaid tax liabilities, including the interest and penalties, are released pursuant to a final settlement with tax authorities, completion of audit or expiration of various statutes of limitations. The material jurisdictions in which the Company may be subject to potential examination by tax authorities throughout the world include China, India, Israel, Singapore, Germany, and the United States.

The recognition and measurement of current taxes payable or refundable, and deferred tax assets and liabilities require that the Company make certain estimates and judgments. Changes to these estimates or judgments may have a material effect on the Company's tax provision in a future period.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In October 2021, the FASB issued an accounting standards update that requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The new standard was early adopted by the Company on January 30, 2022 and did not have a material effect on the Company's consolidated financial statements.

Note 3 — Revenue

Disaggregation of Revenue

The majority of the Company's revenue is generated from sales of the Company's products.

The following table summarizes net revenue disaggregated by end market (in millions, except percentages):

	Year Ended January 28, 2023	% of Total	Year Ended January 29, 2022	% of Total	Year Ended January 30, 2021	% of Total
Net revenue by end market:						
Data center	$ 2,408.8	41 %	$ 1,784.7	40 %	$ 1,040.8	35 %
Enterprise networking	1,369.2	23 %	907.7	20 %	636.0	22 %
Carrier infrastructure	1,084.0	18 %	820.4	18 %	599.4	20 %
Consumer	701.1	12 %	700.0	16 %	574.7	19 %
Automotive/industrial	356.5	6 %	249.6	6 %	118.0	4 %
	$ 5,919.6	100 %	$ 4,462.4	100 %	$ 2,968.9	100 %

The following table summarizes net revenue disaggregated by primary geographical market based on destination of shipment (in millions, except percentages):

	Year Ended January 28, 2023	% of Total	Year Ended January 29, 2022	% of Total	Year Ended January 30, 2021	% of Total
Net revenue based on destination of shipment:						
China	$ 2,486.3	42 %	$ 1,970.5	44 %	$ 1,268.8	43 %
United States	690.1	12 %	484.0	11 %	321.4	11 %
Malaysia	393.2	7 %	276.0	6 %	254.1	9 %
Thailand	391.9	7 %	355.3	8 %	251.4	8 %
Singapore	331.7	6 %	220.8	5 %	107.6	4 %
Taiwan	289.0	5 %	161.0	4 %	79.8	3 %
Japan	260.0	4 %	222.8	5 %	142.6	5 %
Finland	189.6	3 %	80.2	2 %	6.9	— %
Philippines	171.5	3 %	213.4	5 %	166.7	6 %
Others	716.3	11 %	478.4	10 %	369.6	11 %
	$ 5,919.6		$ 4,462.4		$ 2,968.9	

These destinations of shipment are not necessarily indicative of the geographic location of the Company's end customers or the country in which the Company's end customers sell devices containing the Company's products. For example, a substantial majority of the shipments made to China relate to sales to non-China based customers that have factories or contract manufacturing operations located within China.

The following table summarizes net revenue disaggregated by customer type (in millions, except percentages):

	Year Ended January 28, 2023	% of Total	Year Ended January 29, 2022	% of Total	Year Ended January 30, 2021	% of Total
Net revenue by customer type:						
Direct customers	$ 3,949.6	67 %	$ 3,314.5	74 %	$ 2,213.6	75 %
Distributors	1,970.0	33 %	1,147.9	26 %	755.3	25 %
	$ 5,919.6		$ 4,462.4		$ 2,968.9	

Contract Liabilities

Contract liabilities consist of the Company's obligation to transfer goods or services to a customer for which the Company has received consideration or the amount is due from the customer. Contract liability balances are comprised of deferred revenue. The amount of revenue recognized during the year ended January 28, 2023, that was included in deferred revenue balance at January 29, 2022 was not material.

As of the end of a reporting period, some of the performance obligations associated with contracts will have been unsatisfied or only partially satisfied. In accordance with the practical expedients available in the guidance, the Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.

Sales Commissions

The Company has elected to apply the practical expedient to expense commissions when incurred as the amortization period is typically one year or less. These costs are recorded in selling, general and administrative expenses in the consolidated statements of operations.

Note 4 — Debt

Summary of Borrowings and Outstanding Debt

The following table summarizes the Company's outstanding debt at January 28, 2023 and January 29, 2022 (in millions):

	January 28, 2023	January 29, 2022
Face Value Outstanding:		
2024 Term Loan - 3 Year Tranche	$ 735.0	$ 735.0
2026 Term Loan - 5 Year Tranche	787.5	853.1
Term Loan Total	1,522.5	1,588.1
4.200% MTG/MTI 2023 Senior Notes	500.0	500.0
4.875% MTG/MTI 2028 Senior Notes	499.9	499.9
1.650% 2026 Senior Notes	500.0	500.0
2.450% 2028 Senior Notes	750.0	750.0
2.950% 2031 Senior Notes	750.0	750.0
Senior Notes Total	2,999.9	2,999.9
Total borrowings	$ 4,522.4	$ 4,588.0
Less: Unamortized debt discount and issuance cost	(30.3)	(40.0)
Net carrying amount of debt	$ 4,492.1	$ 4,548.0
Less: Current portion (1)	584.4	63.2
Non-current portion	$ 3,907.7	$ 4,484.8

(1)   As of January 28, 2023, the current portion of outstanding debt that is due within twelve months includes the MTG/MTI 2023 Senior Notes and the portion of the 2026 Term Loan - 5 Year Tranche. The Company intends to repay the amount with operating cash flow. The weighted average interest rate on short-term debt outstanding at January 28, 2023 and January 29, 2022 was 4.448% and 1.485%, respectively.

In December 2020, the Company executed a debt agreement to obtain a 3-year $875.0 million term loan and a 5-year $875.0 million term loan. The Company also executed a debt agreement to obtain a 5-year $750.0 million revolving credit facility in December 2020, replacing its previous $500 million revolving credit facility. On April 12, 2021, the Company completed a debt offering and issued (i) $500.0 million of Senior Notes with a 5-year term due in 2026, (ii) $750.0 million of Senior Notes with a 7-year term due in 2028, and (iii) $750.0 million of Senior Notes with a 10-year term due in 2031.

On May 4, 2021, in conjunction with the U.S. domiciliation, the Company exchanged certain existing senior notes due in 2023 and 2028 that were previously issued by the Bermuda-domiciled Marvell Technology Group Ltd. (the "MTG Senior Notes") with like notes that are now issued by the Delaware-domiciled Marvell Technology, Inc. (the "MTI Senior Notes"). Below is further discussion of the terms of the various debt agreements.

2024 and 2026 Term Loans

On December 7, 2020, the Company entered into a term loan credit agreement with a lending syndicate led by JP Morgan Chase Bank, N.A (the "2024 and 2026 Term Loan Agreement") in order to finance the merger with Inphi. The 2024 and 2026 Term Loan Agreement provides for borrowings of $1.75 billion consisting of: (i) $875 million loan with a three-year term from the funding date (the "3-Year Tranche Loan") and (ii) $875 million loan with a five-year term from the funding date (the "5-Year Tranche Loan" and, together with the 3-Year Tranche Loan, the "2024 and 2026 Term Loans").

The 3-Year Tranche Loan has a stated floating interest rate which equates to reserve-adjusted LIBOR + 125 bps. The effective interest rate for the 3-Year Tranche Loan was 4.027% as of January 28, 2023. The 5-Year Tranche Loan has a stated floating interest rate which equates to reserve-adjusted LIBOR + 137.5 bps. The effective interest rate for the 5-Year Tranche Loan was 4.665% as of January 28, 2023. The 3-Year Tranche Loan does not require any scheduled principal payments prior to final maturity but does permit the Company to make early principal payments without premium or penalty. The 5-year Tranche Loan requires scheduled principal payments at the end of each fiscal quarter equal to (i) 1.25% of the aggregate principal amount on the term funding date for the first four full fiscal quarters following the term loan funding date, (ii) 2.50% of the aggregate principal amount on the term funding date for the fifth through twelfth full fiscal quarters following the term loan funding date, and (iii) 3.75% of the aggregate principal amount on the term funding date for each fiscal quarter following the twelfth full fiscal quarter following the term loan funding date. During the year ended January 28, 2023, the Company repaid $65.6 million of the principal outstanding of the 5-Year Tranche Loan.

The 2024 and 2026 Term Loan Agreement requires that the Company and its subsidiaries comply with covenants relating to customary matters, including with respect to creating or permitting certain liens, entering into sale and leaseback transactions, and consolidating, merging, liquidating or dissolving. It also prohibits subsidiaries of the Company from incurring additional indebtedness, subject to certain exceptions, and requires that the Company maintain a leverage ratio financial covenant as of the end of any fiscal quarter. As of January 28, 2023, the Company had $1.5 billion 2024 and 2026 Term Loan borrowings outstanding, and was in compliance with its debt covenants.

2020 Revolving Credit Facility

On December 7, 2020, the Company entered into a revolving line of credit agreement ("2020 Revolving Credit Facility") with a lending syndicate led by JP Morgan Chase Bank, N.A for borrowings of up to $750 million. Borrowings from the 2020 Revolving Credit Facility are intended for general corporate use, which may include among other things, the financing of acquisitions, the refinancing of other indebtedness and the payment of transaction expenses related to the foregoing. The 2020 Revolving Credit Facility has a five-year term and a stated floating interest rate which equates to reserve-adjusted LIBOR plus an applicable margin. The Company may prepay any borrowings at any time without premium or penalty. An unused commitment fee is payable quarterly based on unused balances at a rate that is based on the ratings of the Company's senior unsecured long-term indebtedness. This annual rate was 0.175% at January 28, 2023.

During the quarter ended July 30, 2022, the Company drew down $200.0 million on the 2020 Revolving Credit Facility, of which $130.0 million was repaid in the same quarter. During the quarter ended October 29, 2022, the Company repaid the remaining outstanding amount of $70.0 million. As of January 28, 2023, the 2020 Revolving Credit Facility was undrawn and will be available for draw down through December 7, 2025.

The 2020 Revolving Credit Facility requires that the Company and its subsidiaries comply with covenants relating to customary matters. The covenants are consistent with the 2024 and 2026 Term Loans covenants discussed above.

The Company currently carries debt that relies on one-month LIBOR as the benchmark rate. The one-month LIBOR is expected to cease publication after June 30, 2023. To the extent the one-month LIBOR ceases to exist, the 2024 and 2026 Term Loans and 2020 Revolving Credit Facility agreements contemplate an alternative benchmark rate without the need for any amendment thereto.

2026, 2028, and 2031 Senior Unsecured Notes

On April 12, 2021, the Company completed an offering of (i) $500.0 million aggregate principal amount of the Company's 1.650% Senior Notes due 2026 (the "2026 Senior Notes"), (ii) $750.0 million aggregate principal amount of the Company's 2.450% Senior Notes due 2028 (the "2028 Senior Notes") and (iii) $750.0 million aggregate principal amount of the Company's 2.950% Senior Notes due 2031 (the "2031 Senior Notes," and, together with the 2026 Senior Notes and the 2028 Senior Notes, the "Senior Notes"). On October 8, 2021, the Senior Notes issued on April 12, 2021 were exchanged for new notes. The terms of the new notes issued in the exchange are substantially identical to the notes issued in April 2021, except that the new notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the Senior Notes issued in April 2021 do not apply to the new notes.

The 2026 Senior Notes mature on April 15, 2026, the 2028 Senior Notes mature on April 15, 2028, and the 2031 Senior Notes mature on April 15, 2031. The stated and effective interest rates for the 2026 Senior Notes are 1.650% and 1.839%, respectively. The stated and effective interest rates for the 2028 Senior Notes are 2.450% and 2.554%, respectively. The stated and effective interest rates for the 2031 Senior Notes are 2.950% and 3.043%, respectively. The Company may redeem the Senior Notes, in whole or in part, at any time prior to their respective maturity at the redemption prices set forth in the indenture governing the Senior Notes. In addition, upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a ratings event involving the Senior Notes being rated below investment grade), the Company will be required to make an offer to repurchase the Senior Notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date. The indenture governing the Senior Notes also contains certain limited covenants restricting the Company's ability to incur certain liens, enter into certain sale and leaseback transactions and merge or consolidate with any other entity or convey, transfer or lease all or substantially all of the Company's properties or assets to another person, which, in each case, are subject to certain qualifications and exceptions. As of January 28, 2023, the Company had $2.0 billion Senior Notes borrowings outstanding.

2023 and 2028 Senior Unsecured Notes

On June 22, 2018, the Company's Bermuda-based parent company Marvell Technology Group, Ltd. ("MTG") completed a public offering of (i) $500.0 million aggregate principal amount of 4.200% Senior Notes due 2023 (the "MTG 2023 Notes") and (ii) $500.0 million aggregate principal amount of 4.875% Senior Notes due 2028 (the "MTG 2028 Notes" and, together with the 2023 Notes, the "MTG Senior Notes").

In April 2021, in conjunction with the Company's U.S. domiciliation, the Company commenced Exchange Offers on April 19, 2021 for the outstanding $1.0 billion in aggregate principal amount of MTG Senior Notes outstanding in exchange for corresponding senior notes to be issued by the Company's U.S. domiciled parent MTI. MTI made an offer to (i) exchange any and all of the outstanding MTG 2023 Notes for up to an aggregate principal amount of $500.0 million of new 4.200% Senior Notes due 2023 issued by MTI (the "MTI 2023 Notes") and to (ii) exchange any and all of the outstanding MTG 2028 Notes for up to an aggregate principal amount of $500.0 million of new 4.875% Senior Notes due 2028 issued by MTI (the "MTI 2028 Notes" and, together with the MTI 2023 Notes, the "MTI Senior Notes"). Each new series of MTI Senior Notes have the same interest rate, maturity date, redemption terms and interest payment dates and are subject to substantially similar covenants as the corresponding series of the MTG Senior Notes for which they were offered in exchange.

The settlement of the Exchange Offers occurred on May 4, 2021 with $433.9 million aggregate principal amount of the MTG 2023 Notes and $479.5 million aggregate principal amount of the MTG 2028 Notes. The exchange was accounted for as a debt modification in accordance with applicable accounting guidance. On December 16, 2021, the MTI Senior Notes issued on May 4, 2021 were exchanged for new notes. The terms of the new notes issued in the exchange are substantially identical to the notes issued in May 2021, except that the new notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the MTI Senior Notes issued in May 2021 do not apply to the new notes.

The MTI 2023 Notes mature on June 22, 2023 and the MTI 2028 Notes mature on June 22, 2028. The stated and effective interest rates for the MTI 2023 Notes are 4.200% and 4.502%, respectively. The stated and effective interest rates for the MTI 2028 Notes are 4.875% and 4.988%, respectively. The Company may redeem the MTI Senior Notes, in whole or in part, at any time prior to their maturity at the redemption prices set forth in MTI Senior Notes. In addition, upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a ratings event involving the MTI Senior Notes being rated below investment grade), the Company will be required to make an offer to repurchase the MTI Senior Notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date. The indenture governing the MTI Senior Notes also contains certain limited covenants restricting the Company's ability to incur certain liens, enter into certain sale and leaseback transactions and merge or consolidate with any other entity or convey, transfer or lease all or substantially all of the Company's properties or assets to another person, which, in each case, are subject to certain qualifications and exceptions.

The MTG 2023 Notes mature on June 22, 2023 and the MTG 2028 Notes mature on June 22, 2028. The stated and effective interest rates for the MTG 2023 Notes are 4.200% and 4.360%, respectively. The stated and effective interest rates for the MTG 2028 Notes are 4.875% and 4.940%, respectively. The Company may redeem the MTG Senior Notes, in whole or in part, at any time prior to their maturity at the redemption prices set forth in MTG Senior Notes.

As of January 28, 2023, the Company had $1.0 billion MTG/MTI Senior Notes borrowings outstanding.

Interest Expense and Future Contractual Maturities

During fiscal 2023 and fiscal 2022, the Company recognized $159.6 million and $119.0 million of interest expense, respectively, in its consolidated statements of operations related to interest, amortization of debt issuance costs and accretion of discount associated with the outstanding term loans and senior notes.

As of January 28, 2023, the aggregate future contractual maturities of the Company's outstanding debt, at face value, were as follows (in millions):

Fiscal Year	Amount
2024	$ 587.5
2025	844.4
2026	131.2
2027	959.4
2028	—
Thereafter	1,999.9
Total	$ 4,522.4

Note 5 — Leases

The Company's leases primarily include facility leases and hosting/data center leases, which are all classified as operating leases. For hosting/data center leases, the Company elected the practical expedient to account for the lease and non-lease component as a single lease component.

Lease expense and supplemental cash flow information are as follows (in millions):

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Operating Lease Expense	$ 49.6	$ 61.7	$ 47.8
Cash paid for amounts included in the measurement of operating lease liabilities	$ 41.9	$ 45.1	$ 36.8
Right-of-use assets obtained in exchange for lease obligation	$ 107.7	$ 95.4	$ 26.6

The effect of operating lease right-of-use asset amortization of $32.5 million, $28.9 million and $21.6 million is included in changes in Other expense, net in the cash provided by operating activities section on the consolidated statements of cash flows for the fiscal year ended January 28, 2023, January 29, 2022, and January 30, 2021, respectively.

The aggregate future lease payments for operating leases as of January 28, 2023 are as follows (in millions):

Fiscal Year	Operating Leases	Sublease Income
2024	$ 51.4	$ 5.4
2025	43.8	5.5
2026	38.8	5.7
2027	35.9	5.9
2028	29.2	4.1
Thereafter	79.5	6.3
Total lease payments	278.6	32.9
Less: imputed interest	33.2	
Present value of lease liabilities	$ 245.4	

Average lease terms and discount rates were as follows:

	Year Ended	
	January 28, 2023	January 29, 2022
Weighted-average remaining lease term (years)	7.01	5.95
Weighted-average discount rate	3.66 %	2.47 %

Note 6 — Commitments and Contingencies

Warranty Obligations

The Company's products carry a standard one-year warranty with certain exceptions in which the warranty period can extend to more than one year based on contractual agreements. The Company's warranty expense has not been material in the periods presented.

Commitments

The Company's commitments primarily consist of wafer purchase obligations with foundry partners, supply capacity reservation payment commitments with foundries and test & assembly partners, and technology license fee obligations.

Total future unconditional purchase commitments as of January 28, 2023, are as follows (in millions):

Fiscal Year	Purchase Commitments to Foundries and Test & Assembly Partners	Technology License Fees
2024	$ 742.7	$ 163.0
2025	622.1	120.6
2026	613.9	43.1
2027	449.4	36.4
2028	185.5	36.5
Thereafter	533.5	157.0
Total unconditional purchase commitments	$ 3,147.1	$ 556.6

Technology license fees include the liabilities under agreements for technology licenses between the Company and various vendors.

Under the Company's manufacturing relationships with its foundry partners, cancellation of outstanding purchase orders is allowed but requires payment of all costs and expenses incurred through the date of cancellation, and in some cases, may result in incremental fees, loss of amounts paid in advance, or loss of priority to reserved capacity for a period of time.

The Company entered into manufacturing supply capacity reservation agreements with foundries and test & assembly suppliers during the current and prior fiscal year. Under these arrangements, the Company agreed to pay capacity fees or refundable deposits to the suppliers in exchange for reserved manufacturing production capacity over the term of the agreements, which ranges from 4 to 10 years. In addition, the Company committed to certain purchase levels that were in line with the capacity reserved. The Company currently estimates that it has agreed to purchase level commitments of at least $2.8 billion of wafers, substrates, and other manufacturing products for the fiscal years 2024 through 2033 under the capacity reservation agreements. In addition, total fees and refundable deposits payable under these arrangements are $99.0 million in fiscal years 2024 through 2026. Such purchase commitments are summarized in the preceding table.

In September 2021, the Company entered into an IP licensing agreement with a vendor which provides complete access to the vendor's IP portfolio for 10 years. The arrangement provides access to IP over the term of the contract, including existing IP, as well as IP in development, and to be developed in the future. The contract provides support and maintenance over the term of the contract as well. Aggregate fees of $354 million are payable quarterly over the contract term.

Contingencies and Legal Proceedings

The Company currently is, and may from time to time become, subject to claims, lawsuits, governmental inquiries, inspections or investigations and other legal proceedings (collectively, "Legal Matters") arising in the course of its business. Such Legal Matters, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

During the third quarter of fiscal 2023, the Company entered into a settlement agreement with a customer in relation to a contractual dispute pursuant to which the Company agreed to pay the customer $100.0 million in cash over several quarters.

The Company is currently unable to predict the final outcome of its other pending Legal Matters and therefore cannot determine the likelihood of loss or estimate a range of possible loss, except with respect to amounts where it has determined a loss is both probable and estimable and has made an accrual. The Company evaluates, at least on a quarterly basis, developments in its Legal Matters that could affect the amount of any accrual, as well as any developments that would result in a loss contingency to become both probable and reasonably estimable. The ultimate outcome of any Legal Matter involves judgments, estimates and inherent uncertainties. An unfavorable outcome in a Legal Matter could require the Company to pay damages or could prevent the Company from selling some of its products in certain jurisdictions. While the Company cannot predict with certainty the results of the Legal Matters in which it is currently involved, the Company does not expect that the ultimate costs to resolve these Legal Matters will individually or in the aggregate have a material adverse effect on its financial condition, however, there can be no assurance that the current or any future Legal Matters will be resolved in a manner that is not adverse to the Company's business, financial statements, results of operations or cash flows.

In the fourth quarter of fiscal 2021, the Company became involved in discussions with another party to resolve disputes that ultimately concluded with settlement by the Company in the amount of $36.0 million which was accrued at the time such offer of settlement was determined by management. Such amount is presented separately on the accompanying consolidated statement of operations for the fiscal year ended January 30, 2021.

Indemnities, Commitments and Guarantees

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities may include indemnities for general commercial obligations, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of Delaware. In addition, the Company has contractual commitments to various customers, which could require the Company to incur costs to repair an epidemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. Some of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. In general, the Company does not record any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets as the amounts cannot be reasonably estimated and are not considered probable. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable and estimable.

Intellectual Property Indemnification

In addition to the above indemnities, the Company has agreed to indemnify certain customers for claims made against the Company's products where such claims allege infringement of third-party intellectual property rights, including, but not limited to, patents, registered trademarks, and/or copyrights. Under the aforementioned indemnification clauses, the Company may be obligated to defend the customer and pay for the damages awarded against the customer as well as the attorneys' fees and costs under an infringement claim. The Company's indemnification obligations generally do not expire after termination or expiration of the agreement containing the indemnification obligation. Generally, but not always, there are limits on and exceptions to the Company's potential liability for indemnification. Historically the Company has not made significant payments under these indemnification obligations and the Company cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. The maximum potential amount of any future payments that the Company could be required to make under these indemnification obligations could be significant.

Note 7 — Business Combinations

Innovium

On October 5, 2021, the Company completed the acquisition of Innovium, Inc. ("Innovium"), a leading provider of networking solutions for cloud and edge data centers, in an all-stock transaction for total purchase consideration of $1.0 billion attributable to stock consideration of $994.2 million and the fair value of a previously held equity interest of $10.0 million. The Innovium acquisition was primarily intended to allow the Company to immediately participate in the fastest growing segment of the switch market with a cloud-optimized solution. In accordance with the terms of the Agreement and Plan of Merger dated August 2, 2021 (the "Innovium merger agreement"), the Company's common stock was issued in exchange for all outstanding equity of Innovium, including shares of Innovium's preferred and common stock, employee equity awards and warrants.

The factors contributing to the recognition of goodwill were based upon the Company's conclusion that there are strategic and synergistic benefits that are expected to be realized from the acquisition. Goodwill recorded for the Innovium acquisition is not expected to be deductible for tax purposes.

The following table summarized the total merger consideration (in millions):

Common stock issued or to be issued	$ 971.0
Stock consideration for replacement equity awards attributable to pre-combination service	33.2
Total merger consideration	$ 1,004.2

In accordance with U.S. GAAP requirements for business combinations, the Company allocated the fair value of the purchase consideration to the tangible assets, liabilities and intangible assets acquired, including in-process research and development ("IPR&D"), generally based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. The Company's valuation assumptions of acquired assets and assumed liabilities require significant estimates, especially with respect to intangible assets. Acquisition-related costs are expensed in the periods in which such costs are incurred. See "Note 8 – Goodwill and Acquired Intangible Assets, Net" for additional information.

The purchase price allocation is as follows (in millions):

Cash and cash equivalents	$ 60.4
Inventories	70.0
Goodwill	462.4
Acquired intangible assets, net	433.0
Other, net	(21.6)
Total merger consideration	$ 1,004.2

The Company incurred total acquisition related costs of $11.9 million which were recorded in selling, general and administrative expense in the consolidated statements of operations.

Inphi

On April 20, 2021, the Company completed the acquisition of Inphi (the "Inphi acquisition"). Inphi is a global leader in high-speed data movement enabled by optical interconnects. The Inphi acquisition was primarily intended to create an opportunity for the combined company to be uniquely positioned to serve the data-driven world, addressing high growth, attractive end markets such as cloud data center and 5G. In accordance with the terms of the Agreement and Plan of Merger dated as of October 29, 2020, by and among the Company and Inphi (the "Inphi merger agreement"), the Company acquired all outstanding shares of common stock of Inphi for $66 per share in cash and 2.323 shares of the Company's common stock exchanged for each share of Inphi common stock. The merger consideration paid in cash was funded with a combination of cash on hand and funds from the Company's debt financing. See "Note 4 – Debt" for additional information.

The factors contributing to the recognition of goodwill were based upon the Company's conclusion that there are strategic and synergistic benefits that are expected to be realized from the acquisition. Goodwill recorded for the Inphi acquisition is not expected to be deductible for tax purposes.

The following table summarized the total merger consideration (in millions):

Cash consideration	$ 3,673.2
Common stock issued	5,917.8
Stock consideration for replacement equity awards attributable to pre-combination service	82.3
Equity component of convertible debt	244.2
Total merger consideration	$ 9,917.5

In accordance with U.S. GAAP requirements for business combinations, the Company allocated the fair value of the purchase consideration to the tangible assets, liabilities and intangible assets acquired, including IPR&D, generally based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. The Company's valuation assumptions of acquired assets and assumed liabilities require significant estimates, especially with respect to intangible assets. Acquisition-related costs are expensed in the periods in which such costs are incurred. See "Note 8 – Goodwill and Acquired Intangible Assets, Net" for additional information.

The purchase price allocation is as follows (in millions):

	Previously Reported January 29, 2022 (Provisional)	Measurement Period Adjustment	January 28, 2023
Cash and cash equivalents	$ 72.3	$ —	$ 72.3
Accounts receivable, net	99.7	—	99.7
Inventories	270.4	—	270.4
Prepaid expenses and other current assets	213.3	—	213.3
Property and equipment, net	98.5	—	98.5
Acquired intangible assets, net	4,420.0	—	4,420.0
Other non-current assets	98.8	(2.2)	96.6
Goodwill	5,686.2	2.2	5,688.4
Accounts payable and accrued liabilities	(189.8)	—	(189.8)
Convertible debt - short-term	(313.7)	—	(313.7)
Convertible debt - long-term	(240.3)	—	(240.3)
Other non-current liabilities	(297.9)	—	(297.9)
Total merger consideration	$ 9,917.5	$ —	$ 9,917.5

The provisional amounts presented in the table above pertained to the preliminary purchase price allocation reported in the Company's Form 10-K for the year ended January 29, 2022. The measurement period adjustments were associated with a change in deferred tax assets as a result of changes in estimates related to finalizing Inphi's short period 2021 U.S. tax return. The Company does not believe that the measurement period adjustment had a material impact on its consolidated statements of operations, balance sheets, or cash flows in any periods previously reported.

In fiscal year 2022, the Company incurred $50.8 million in acquisition related costs which were recorded in selling, general and administrative expense in the consolidated statements of operations. The Company also incurred $39.8 million of aggregate debt financing costs. As of January 28, 2023, $3.0 million is included in short-term debt, and $22.9 million is included in long-term debt on the accompanying consolidated balance sheets. See "Note 4 – Debt" for additional information. Additionally, the Company incurred $8.2 million of equity issuance costs, which were recorded in additional paid-in capital in the consolidated balance sheets.

Unaudited Supplemental Pro Forma Information

The unaudited supplemental pro forma financial information presented below is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the acquisitions had been completed on the date indicated, does not reflect synergies that might have been achieved, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon currently available information and certain assumptions the Company believe are reasonable under the circumstances.

The following unaudited supplemental pro forma information presents the combined results of operations for each of the periods presented, as if Innovium and Inphi had been acquired as of beginning of fiscal year 2021. The unaudited supplemental pro forma information includes adjustments to amortization and depreciation for acquired intangible assets and property and equipment, adjustments to stock-based compensation expense, the purchase accounting effect on inventories acquired, interest expense, and transaction costs. For fiscal year 2021, non-recurring pro forma adjustments directly attributable to the Innovium and Inphi acquisitions in the pro forma information presented below included (i) stock-based compensation expense of $46.7 million, (ii) the purchase accounting effect of inventories acquired of $233.0 million, (iii) interest expense of $11.4 million, and (iv) transaction costs of $65.7 million. The unaudited supplemental pro forma information presented below is for informational purposes only and is not necessarily indicative of our consolidated results of operations of the combined business had the Inphi and Innovium acquisitions actually occurred at the beginning of fiscal year 2021 or of the results of our future operations of the combined business.

The unaudited supplemental pro forma financial information for the periods presented is as follows (in millions):

	Year Ended			
	January 29, 2022		**January 30, 2021**	
Pro forma net revenue	$	4,638.5	$	3,686.0
Pro forma net loss	$	(211.9)	$	(1,351.4)

Note 8 — Goodwill and Acquired Intangible Assets, Net

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination.

In connection with the Innovium and Inphi acquisitions on October 5, 2021 and April 20, 2021, respectively, the Company recorded goodwill of $6.1 billion. In January 2022, the Company completed the acquisition of a consulting services entity for purchase consideration of $41.8 million, primarily for the purpose of expanding engineering resources to address customer design opportunities, of which $25.5 million was allocated to goodwill.

During fiscal 2023, the Company completed acquisitions of several companies for total purchase consideration of $103.2 million, of which $73.6 million was allocated to goodwill. The purpose of the acquisitions was to expand engineering resources staff to address customer design opportunities, access additional intellectual property and support expansion of the Company's networking solutions. The carrying value of total goodwill as of January 28, 2023 and January 29, 2022 was $11.6 billion and $11.5 billion, respectively. See "Note 7 – Business Combinations" for discussion of acquisitions and changes to the carrying value of goodwill.

The Company has identified that its business operates as a single operating segment and as a single reporting unit for the purpose of goodwill impairment testing. The Company's annual test for goodwill impairment as of the last day of the fourth quarter of fiscal 2023 did not result in any impairment charge.

There was no activity from acquisitions or divestitures recorded to goodwill in fiscal 2023 and 2022 other than those described above.

Acquired Intangible Assets, Net

In connection with the Innovium acquisition on October 5, 2021, the Company acquired $433.0 million of intangible assets as follows (in millions, except for weighted-average useful life as of acquisition date):

	Preliminary Estimated Asset Fair Value	Weighted-Average Useful Life (Years)
Developed technology	$ 274.0	8.00
Customer contracts and related relationships	66.0	8.00
IPR&D	93.0	n/a
	$ 433.0	

In connection with the Inphi acquisition on April 20, 2021, the Company acquired $4.4 billion of intangible assets as follows (in millions, except for weighted-average useful life as of acquisition date):

	Preliminary Estimated Asset Fair Value	Weighted-Average Useful Life (Years)
Developed technology	$ 2,010.0	6.00
Customer contracts and related relationships	1,470.0	6.00
Order backlog	70.0	0.80
Trade name	50.0	5.00
IPR&D	820.0	n/a
	$ 4,420.0	

As of January 28, 2023 and January 29, 2022, net carrying amounts excluding fully amortized intangible assets are as follows (in millions, except for weighted-average remaining amortization period):

	January 28, 2023			
	Gross Carrying Amounts	**Accumulated Amortization**	**Net Carrying Amounts**	**Weighted-Average Remaining Amortization Period (Years)**
Developed technologies	$ 5,078.0	$ (2,014.5)	$ 3,063.5	4.67
Customer contracts and related relationships	2,179.0	(853.2)	1,325.8	4.24
Trade names	66.0	(32.3)	33.7	3.11
Total acquired amortizable intangible assets	7,323.0	(2,900.0)	4,423.0	4.53
IPR&D	679.0	—	679.0	n/a
Total acquired intangible assets	$ 8,002.0	$ (2,900.0)	$ 5,102.0	

	January 29, 2022			
	Gross Carrying Amounts	**Accumulated Amortization**	**Net Carrying Amounts**	**Weighted-Average Remaining Amortization Period (Years)**
Developed technologies	$ 4,744.1	$ (1,333.7)	$ 3,410.4	5.17
Customer contracts and related relationships	2,184.0	(519.6)	1,664.4	5.21
Trade names	73.0	(26.2)	46.8	3.95
Order backlog	70.0	(67.2)	2.8	0.03
Total acquired amortizable intangible assets	7,071.1	(1,946.7)	5,124.4	5.17
IPR&D	1,029.0	—	1,029.0	n/a
Total acquired intangible assets	$ 8,100.1	$ (1,946.7)	$ 6,153.4	

The intangible assets are amortized on a straight-line basis over the estimated useful lives, except for certain Cavium customer contracts and related relationships, which are amortized using an accelerated method of amortization over the expected customer lives, which more closely align with the pattern of realization of economic benefits expected to be obtained. The IPR&D will be accounted for as an indefinite-lived intangible asset and will not be amortized until the underlying projects reach technological feasibility and commercial production at which point the IPR&D will be amortized over the estimated useful life. Useful lives for these IPR&D projects are expected to range between 5 to 10 years. In the event the IPR&D is abandoned, the related assets will be written off.

Amortization for acquired intangible assets was $1.1 billion, $979.4 million and $443.6 million during the years ended January 28, 2023, January 29, 2022 and January 30, 2021 respectively.

The following table presents the estimated future amortization expense of acquired amortizable intangible assets as of January 28, 2023 (in millions):

Fiscal Year	Amount
2024	$ 1,084.6
2025	1,031.7
2026	983.5
2027	831.9
2028	275.2
Thereafter	216.1
	$ 4,423.0

Note 9 — Fair Value Measurements

Fair value is an exit price representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's Level 1 assets include marketable equity investments that are classified as other non-current assets and which are valued primarily using quoted market prices. The Company's Level 2 assets include time deposits, as the market inputs used to value these instruments consist of market yield. In addition, the severance pay fund is classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The tables below set forth, by level, the Company's assets and liabilities that are measured at fair value on a recurring basis. The tables do not include assets and liabilities that are measured at historical cost or any basis other than fair value (in millions):

| | Fair Value Measurements at January 28, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:				
Assets				
Cash equivalents:				
Time deposits	$ —	$ 150.7	$ —	$ 150.7
Other non-current assets:				
Marketable equity investments	3.2	—	—	3.2
Severance pay fund	—	0.7	—	0.7
Total assets	$ 3.2	$ 151.4	$ —	$ 154.6

The carrying value of investments in non-marketable equity securities recorded to fair value on a non-recurring basis is adjusted for observable transactions for identical or similar investments of the same issuer or for impairment. These securities relate to equity investments in privately-held companies. These items measured at fair value on a non-recurring basis are classified as Level 3 in the fair value hierarchy because the value is estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs such as volatility, rights and obligations of the securities held. As of January 28, 2023 and January 29, 2022, non-marketable equity investments had a carrying value of $36.1 million and $30.7 million, respectively, and are included in other non-current assets in the Company's consolidated balance sheets.

| | Fair Value Measurements at January 29, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:				
Assets				
Cash equivalents:				
Time deposits	$ —	$ 177.6	$ —	$ 177.6
Other non-current assets:				
Marketable equity investments	1.2	—	—	1.2
Severance pay fund	—	0.7	—	0.7
Total assets	$ 1.2	$ 178.3	$ —	$ 179.5

There were no transfers of assets between levels in either fiscal 2023 or 2022.

Fair Value of Debt

The Company classified the 2024 and 2026 Term Loans, the 2023 Notes, the 2026 Notes, 2028 Notes, and 2031 Notes as Level 2 in the fair value measurement hierarchy. The carrying value of the 2024 and 2026 Term Loans approximate their fair value as the 2024 and 2026 Term Loans are carried at a market observable interest rate that resets periodically. The estimated aggregate fair value of the unsecured senior notes was $2.7 billion at January 28, 2023 and $3.0 billion as at January 29, 2022, and were classified as Level 2 as there are quoted prices from less active markets for the notes. See "Note 4 – Debt" for additional information.

Note 10 — Restructuring

The following table provides a summary of restructuring related charges as presented in the consolidated statements of operations (in millions):

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Cost of goods sold	$ —	$ (0.8)	$ 9.6
Restructuring related charges	21.6	32.4	170.8
	$ 21.6	$ 31.6	$ 180.4

The following table presents details related to the restructuring related charges as presented in the consolidated statements of operations (in millions):

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Employee severance	$ 15.5	$ 24.1	$ 38.5
Impairment and write-off of assets			
Acquired intangible assets	—	—	50.3
Purchased IP licenses	—	—	36.0
Equipment and inventory	—	—	28.6
Other	6.1	7.5	27.0
	$ 21.6	$ 31.6	$ 180.4

Fiscal 2023. The Company recorded $21.6 million of restructuring related charges during its evaluation of its existing operations to increase operational efficiency, decrease costs and increase profitability. A restructuring plan was initiated during the first quarter of fiscal 2023 (the "Fiscal 2023 Plan") in order to realign the organization and enable further investment in key priority areas. Restructuring charges are mainly comprised of severance and other one-time termination benefits, facility closures where sites may be redundant within the same region or no longer suitably sized for the local employee base, and other costs. The charges include $15.5 million related to the Fiscal 2023 Plan primarily from severance costs. The Company expects to complete these restructuring actions by the end of fiscal 2024.

Fiscal 2022. The Company recorded $31.6 million of restructuring related charges during its evaluation of its existing operations to increase operational efficiency, decrease costs and increase profitability. A restructuring plan was initiated during the first quarter of fiscal 2022 (the "Fiscal 2022 Plan") in order to realign the organization and enable further investment in key priority areas as part of the integration of the acquisitions as described in "Note 7 – Business Combinations." Restructuring charges are mainly comprised of severance and other one-time termination benefits, facility closures where sites may be redundant within the same region or no longer suitably sized for the local employee base, and other costs. The charges include $24.1 million related to the Fiscal 2022 Plan primarily from severance costs.

Fiscal 2021. The Company recorded $180.4 million of restructuring and other related charges during its evaluation of its existing operations to increase operational efficiency, decrease costs and increase profitability. The charges include $119.0 million associated with the server processor product line described below and $61.4 million recorded in connection with prior acquisitions.

During the second quarter of fiscal 2021, the Company made changes to the scope of its server processor product line in response to changes in the associated market. The Company transitioned its product offering from standard server processors to the broad server market to focus only on customized server processors for a few targeted customers. This change in strategy required the Company to assess whether the carrying value of the associated assets would be recoverable. As a result of the assessment, the Company determined the carrying amount of certain impacted assets were not recoverable, which resulted in recognition of $119.0 million of restructuring related charges associated with the server processor product line during the second quarter of fiscal 2021. The charges included $50.3 million in impairment of acquired intangibles, $36.0 million in impairment of purchased IP licenses and $32.7 million in equipment and inventory impairment and other related restructuring charges.

The remaining restructuring charges of $61.4 million include approximately $36.9 million in severance and related costs and $24.5 million in other costs. The severance costs primarily relate to the employee separation costs in connection with the acquisitions. The other costs primarily relate to the remaining payments under lease obligations upon vacating certain worldwide office locations, and ongoing operating expenses of vacated facilities.

The following table sets forth a reconciliation of the beginning and ending restructuring liability balances by each major type of costs associated with the restructuring charges (in millions):

| | July 2018 Restructuring | | November 2019 Restructuring | | July 2020 Restructuring | | Fiscal 2022 Restructuring | | Fiscal 2023 Restructuring | | |
	Employee Severance	Other	Employee Severance	Other	Employee Severance	Other	Employee Severance	Other	Employee Severance	Other	Total
Balance at January 30, 2021	$ 2.3	$ 2.2	$ 0.2	$ —	$ 3.1	$ 3.0	$ —	$ —	$ —	$ —	$ 10.8
Charges	(0.5)	8.5	—	—	(0.3)	(1.0)	24.1	0.8	—	—	31.6
Net Cash payments	(1.4)	(3.4)	—	—	(2.5)	(0.5)	(22.0)	(0.8)	—	—	(30.6)
Non-cash items	—	(6.2)	—	—	—	—	—	—	—	—	(6.2)
Balance at January 29, 2022	0.4	1.1	0.2	—	0.3	1.5	2.1	—	—	—	5.6
Charges	—	5.5	—	—	—	0.3	—	—	15.4	0.4	21.6
Net Cash payments	(0.4)	—	(0.2)	—	(0.3)	(1.4)	(2.1)	—	(11.8)	(0.4)	(16.6)
Non-cash items	—	(5.6)	—	—	—	—	—	—	—	—	(5.6)
Balance at January 28, 2023	—	1.0	—	—	—	0.4	—	—	3.6	—	5.0
Less: non-current portion	—	0.8	—	—	—	—	—	—	—	—	0.8
Current portion	$ —	$ 0.2	$ —	$ —	$ —	$ 0.4	$ —	$ —	$ 3.6	$ —	$ 4.2

The current and non-current portions of the restructuring liability at January 28, 2023 of $4.2 million and $0.8 million are included as a component of accrued liabilities and other non-current liabilities respectively in the accompanying consolidated balance sheets.

Note 11 — Stockholders' Equity

Preferred and Common Stock

Under the terms of the Company's Certificate of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company's authorized but unissued shares of preferred stock.

As of January 28, 2023, the Company is authorized to issue 8.0 million shares of $0.002 par value preferred stock and 1.25 billion shares of $0.002 par value common stock. As of January 28, 2023 and January 29, 2022, no shares of preferred stock were outstanding.

Restricted Stock

In connection with an acquisition in fiscal 2023, the Company granted 0.4 million shares of unregistered restricted stock, which is subject to certain vesting conditions.

Restricted Stock Unit Withholdings

For the years ended January 28, 2023 and January 29, 2022, the Company withheld approximately 4.2 million and 4.8 million shares, or $227.6 million and $299.9 million, of common stock, respectively, in settlement of employee tax withholding obligations due upon the vesting of restricted stock.

Cash Dividends on Shares of Common Stock

During fiscal 2023, the Company declared and paid cash dividends of $0.24 per common stock, or $204.4 million, on the Company's outstanding common stock. During fiscal 2022, the Company declared and paid cash dividends of $0.24 per common stock, or $191.0 million, on the Company's outstanding common stock.

Any future dividends will be subject to the approval of the Company's Board of Directors.

Stock Repurchase Program

On November 17, 2016, the Company announced that its Board of Directors authorized a $1.0 billion stock repurchase plan with no fixed expiration. The stock repurchase program replaced in its entirety the prior $3.25 billion stock repurchase program. On October 16, 2018, the Company announced that its Board of Directors authorized a $700 million addition to the balance of its existing stock repurchase plan. The Company intends to effect stock repurchases in accordance with the conditions of Rule 10b-18 under the Exchange Act, but may also make repurchases in the open market outside of Rule 10b-18 or in privately negotiated transactions. The stock repurchase program is subject to market conditions, legal rules and regulations, and other factors, and does not obligate the Company to repurchase any dollar amount or number of shares of its common stock and the repurchase program may be extended, modified, suspended or discontinued at any time.

The Company resumed its stock repurchase program in the first quarter of fiscal 2023, which had been temporarily suspended in fiscal 2021 to preserve cash during the COVID-19 pandemic. The Company repurchased 2.3 million shares of its common stock for $115.0 million, including 0.9 million shares of its common stock repurchased for $50.0 million pursuant to a 10b5-1 trading plan during fiscal 2023. There were no stock repurchases during fiscal 2022. The repurchased shares of stock were retired immediately after the repurchases were completed. The Company records all repurchases, as well as investment purchases and sales, based on their trade date. As of January 28, 2023, a total of 310.4 million shares of stock have been repurchased to date under the Company's stock repurchase program for a total $4.4 billion in cash and there was $449.5 million remaining available for future stock repurchases.

A summary of the stock repurchase activity under the stock repurchase program, reported based on the trade date, is summarized as follows (in millions, except per-share amounts):

	Shares Repurchased	Weighted-Average Price per Share		Amount Repurchased	
Cumulative balance at February 1, 2020	306.8	$	13.83	$	4,244.8
Repurchase of common stock under the stock repurchase program	1.3	$	20.14	$	25.2
Cumulative balance at January 30, 2021	308.1	$	13.86	$	4,270.0
Repurchase of common stock under the stock repurchase program	—	$	—	$	—
Cumulative balance at January 29, 2022	308.1	$	13.86	$	4,270.0
Repurchase of common stock under the stock repurchase program	2.3	$	49.93	$	115.0
Cumulative balance at January 28, 2023	310.4	$	14.12	$	4,385.0

Note 12 — Employee Benefit Plans

Employee Stock Compensation Plans

1995 Stock Option Plan

In April 1995, the Company adopted the 1995 Stock Option Plan (the "Option Plan"). The Option Plan, as amended from time to time, had 383.4 million common stock reserved for issuance thereunder as of January 28, 2023. Options granted under the Option Plan generally have a term of 10 years and generally must be issued at prices equal to the fair market value of the stock on the date of grant and such options may be subject to vesting. The Company can also grant other types of stock awards, which may be subject to vesting. Generally, the Company grants restricted stock unit ("RSU") awards. RSU awards are denominated in shares of stock, but may be settled in cash or shares upon vesting, as determined by the Company at the time of grant. Awards under the Option Plan generally vest over 3 to 4 years.

As of January 28, 2023, approximately 63.3 million shares remained available for future grants under the Option Plan.

Equity awards granted under the Option Plan include time-based RSUs as well as RSUs that vest based on the achievement of performance-based criteria i.e. Company financial goals ("Financial Performance RSU"), or based on achievement of market-based goals i.e. relative total shareholder return ("TSR RSUs"), or stock price goals ("Value Creation Awards" or "VCA RSUs"), or both market-based goals i.e. relative total shareholder return, and performance-based criteria i.e. non-GAAP EPS growth ("Enhanced TSR RSUs").

Prior to fiscal year 2020, the Company granted Financial Performance RSUs to each of its executive officers when they joined the Company, and as an annual refresh grant to all executive officers and other Vice Presidents in April of each fiscal year. The Financial Performance RSUs had a three-year service requirement. The number of shares to be earned could be 0% to 200% of target and was based on the achievement of certain financial operating metrics to be measured as of the end of the second fiscal year of the three-year vesting term. Shares granted under these Financial Performance RSUs are reported in the table presented below as "Performance-Based" based on 100% expected achievement.

In addition, the Company grants TSR RSUs to its executive officers that newly join the Company, and as an annual refresh grant to all executive officers and other Vice Presidents, usually in April of each fiscal year. Prior to fiscal year 2020, TSR RSUs were measured based on stock performance as compared to that of companies on the Philadelphia Semiconductor Sector over a performance period defined in the award. The number of shares to be earned can be 0% to 150% of target and is based on the achievement of performance objectives relating to relative total shareholder return of the Company's common stock. Beginning in fiscal 2020, the S&P 500 Index serves as the benchmark index. The TSR RSUs have a three year service vesting requirement. The number of shares to be earned can be 0% to 200% of target and is based on the achievement of performance objectives relating to relative total shareholder return of the Company's common stock. These TSR RSUs are reported in the table presented below as "Market-Based" awards based on 100% expected achievement.

In fiscal 2020, the Company issued Value Creation Awards that are based on achievement of the Company's stock price target over a specified performance period, also referred to as VCA RSUs. The VCA RSU will be earned if the Company's average closing trading stock price over 100-calendar days equals or exceeds a certain target price. 100% of the award will vest on the 1-year anniversary of the achievement. The grant will be forfeited if the market-based condition is not achieved. These VCA RSUs are reported in the table presented below as "Market-Based" awards based on 100% expected achievement. During fiscal year 2021, the performance metrics were achieved. The awards vested on the 1-year anniversary of the achievement in November 2021.

Beginning in fiscal 2023, the Company granted Enhanced TSR RSUs to its executive officers and certain other employees. The number of shares to be earned can be 0% to 250% of target and is based on the achievement of performance objectives relating to relative total shareholder return of the Company's common stock as compared to that of companies on the S&P 500 Index and also based on the Company's non-GAAP EPS growth relative to a group of peer companies. The Enhanced TSR RSUs have a three year service vesting requirement in addition to the performance based requirements. These Enhanced TSR RSUs are reported in the table presented below as "Market-Based & Performance-Based" awards based on 100% expected achievement.

In December 2017, the Company's Executive Compensation Committee approved a deferred stock program, whereby executives of the Company have the option, beginning in 2018, to defer the settlement of time-based and performance-based restricted stock units granted under the Option Plan to a future date. In June 2021, the Company extended the stock deferral program to members of the Board of Directors. A deferral election is irrevocable after the annual submission deadline. The shares of common stock underlying the deferred grants will be distributed at the earliest of the employee's specified future settlement date, not to be earlier than 2023, or upon separation from service, a change in control, or death or disability.

Cavium Acquisition

Following the Cavium acquisition and in accordance with the Cavium merger agreement, certain outstanding options to purchase shares of Cavium common stock and certain restricted stock units with respect to Cavium common stock, each granted under Cavium 2016 Equity Incentive Plan ("Cavium 2016 EIP"), Cavium 2007 Equity Incentive Plan ("Cavium 2007 EIP") and QLogic 2005 Performance Incentive Plan, as assumed by Cavium effective August 16, 2016 ("QLogic 2005 Plan"), (and collectively, with the Cavium 2016 EIP and the Cavium 2007 EIP, the "Cavium Plans"), were assumed by the Company and converted into options to purchase common stock of the Company and restricted stock units with respect to common stock of the Company, respectively. Marvell Technology Group Ltd. filed a registration statement on July 6, 2018 to register 15,824,555 common stock of the Company, issuable under the Cavium Plans, comprised of 2,535,940 common stock issuable pursuant to outstanding but unexercised options under the Cavium Plans and 13,288,615 common stock issuable pursuant to outstanding unvested restricted stock units under the Cavium Plans. On April 20, 2021, Marvell Technology, Inc. filed a new registration statement to cover any shares remaining under the plan.

Cavium 2016 EIP

The Cavium 2016 EIP was adopted by Cavium on June 15, 2016 and was intended as the successor to and continuation of Cavium 2007 EIP. The Cavium 2016 EIP provided for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards, which may be granted to employees, directors and consultants. Awards under the Cavium 2016 EIP generally vest over four years and expire seven to ten years from the date of grant. Following the effective date, no additional awards were granted under the Cavium 2007 EIP.

Cavium 2007 EIP

Cavium adopted the Cavium 2007 EIP in May 2007 upon completion of its initial public offering. The Cavium 2007 EIP provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, and other forms of equity compensation and performance cash awards, all of which may be granted to employees (including officers), directors, and consultants or affiliates. Awards granted under the Cavium 2007 EIP vest at the rate specified by the plan administrator, for stock options, typically with 1/8th of the shares vesting six months after the date of grant and 1/48th of the shares vesting monthly thereafter over the next three and one half years and for restricted stock unit awards typically with quarterly vesting over four years. Awards expire seven to ten years from the date of grant.

QLogic 2005 Plan

The QLogic 2005 Plan was assumed and registered by Cavium upon its completion of acquisition of QLogic Corporation on August 16, 2016. The QLogic 2005 Plan provided for the issuance of restricted stock unit awards, incentive and non-qualified stock options, and other stock-based incentive awards. Restricted stock unit awards granted pursuant to the QLogic 2005 Plan to employees subject to a service condition generally vest over four years from the date of grant. Stock options granted pursuant to the QLogic 2005 Plan to employees have ten-year terms and generally vest over four years from the date of grant.

Aquantia Plans Assumed

In accordance with the Aquantia merger agreement, certain outstanding options to purchase shares of Aquantia common stock and certain restricted stock units with respect to Aquantia common stock, each granted under Aquantia 2017 Equity Incentive Plan ("Aquantia 2017 EIP"), Aquantia 2015 Equity Incentive Plan ("Aquantia 2015 EIP") and Aquantia 2004 Equity Incentive Plan ("Aquantia 2004 EIP"), the "Aquantia Plans" were assumed by the Company and converted into options to purchase common stock of the Company and restricted stock units with respect to common stock of the Company, respectively. Marvell Technology Group Ltd. filed a registration statement on September 19, 2019 to register 2,128,823 common stock of the Company, issuable under the Aquantia plans, comprised of 805,965 common stock issuable pursuant to outstanding but unexercised options under the Aquantia Plans and 1,322,858 common stock issuable pursuant to outstanding unvested restricted stock units under the Aquantia Plans. On April 20, 2021, Marvell Technology, Inc. filed a new registration statement to cover any shares remaining under the plan.

Inphi Acquisition-related Equity Awards and the Inphi 2010 EIP

Following the Inphi acquisition and in accordance with the Inphi merger agreement, certain outstanding options to purchase shares of Inphi common stock and certain restricted stock units with respect to Inphi common stock, each granted under the Inphi Amended and Restated 2010 Stock Incentive Plan ("Inphi 2010 EIP"), were assumed by the Company and converted into options to purchase common stock of the Company and restricted stock units with respect to common stock of the Company, respectively. The Company filed a registration statement on April 20, 2021 to register 10,301,589 common stock of the Company, issuable under the Inphi 2010 EIP, comprised of 127,249 common stock issuable pursuant to outstanding but unexercised options under the Inphi 2010 EIP, 10,040,693 common stock issuable pursuant to outstanding unvested restricted stock units under the Inphi 2010 EIP, and 133,647 common stock issuable pursuant to outstanding unvested performance stock units under the Inphi 2010 EIP.

The Inphi 2010 EIP was adopted by Inphi on June 7, 2010. The 2010 Plan provided for the grants of restricted stock, stock appreciation rights and stock unit awards to employees, non-employee directors, advisors and consultants. Awards under the Inphi 2010 EIP generally vest over 3 to 4 years.

The awards under the Inphi 2010 EIP assumed by the Company in the Inphi acquisition were measured at the acquisition date based on the estimated fair value of $589.7 million. A portion of that fair value, $161.7 million, which represented the pre-acquisition service provided by employees to Inphi, was included in the total consideration transferred as part of the acquisition. As of the acquisition date, the remaining portion of the fair value of those awards was $428.0 million, representing post-acquisition stock-based compensation expense that will be recognized as these employees provide service over the remaining vesting periods.

Innovium Acquisition-related Equity Awards and the Innovium 2015 EIP

Following the Innovium acquisition and in accordance with the Innovium merger agreement, certain outstanding options to purchase shares of Innovium common stock and certain restricted stock units with respect to Innovium common stock, each granted under the Innovium Amended and Restated 2015 Stock Incentive Plan ("Innovium 2015 EIP"), were assumed by the Company and converted into options to purchase common stock of the Company and restricted stock units with respect to common stock of the Company, respectively. The Company filed a registration statement on October 5, 2021 to register 1,232,805 common stock of the Company, issuable under the Innovium 2015 EIP, comprised of 421,648 common stock issuable pursuant to outstanding but unexercised options under the Innovium 2015 EIP and 811,157 common stock issuable pursuant to outstanding unvested restricted stock units under the Innovium 2015 EIP.

The Innovium 2015 EIP was adopted by Innovium on January 2015 and amended and restated in September 2020. The Innovium 2015 EIP provided for the grants of restricted stock, stock appreciation rights and stock unit awards to employees, non-employee directors, advisors and consultants. Awards under the Innovium 2015 EIP generally vest over 3 to 4 years.

The awards under the Innovium 2015 EIP assumed by the Company in the Innovium acquisition were measured at the acquisition date based on the estimated fair value of $80.9 million. A portion of that fair value, $39.8 million, which represented the pre-acquisition service provided by employees to Innovium, was included in the total consideration transferred as part of the acquisition. As of the acquisition date, the remaining portion of the fair value of those awards was $41.1 million, representing post-acquisition stock-based compensation expense that will be recognized as these employees provide service over the remaining vesting periods.

Outside Director Equity Compensation Policy

In September 2016, the Company's Board of Directors approved the termination of the 2007 Directors' Stock Incentive Plan, that was initially adopted in October 2007, and it approved a new Outside Director Equity Compensation Policy that governs the grant of equity awards to non-employee directors under the Option Plan. At the annual meeting of stockholders held in June 2015, the stockholders approved an amendment to the Option Plan to enable a full range of awards to be granted to non-employee directors. Under the current Outside Director Compensation Policy, each outside director, upon appointment to fill a vacancy on the board or in connection with election at an annual meeting of stockholders, will be granted an RSU award under the Option Plan for a number of shares with an aggregate fair market value equal to $235,000 on the grant date. In no event shall an outside director be awarded an annual RSU award for more than 20,000 shares. The RSU award vests 100% on the earlier of the date of the next annual meeting of stockholders or the one-year anniversary of the date of grant.

Employee Stock Purchase Plan

Under the 2000 Employee Stock Purchase Plan, as amended and restated on April 2, 2021 (the "ESPP"), participants purchase the Company's stock using payroll deductions, which may not exceed 15% of their total cash compensation. Pursuant to the terms of the current ESPP, the "look-back" period for the stock purchase price is 24 months. Offering and purchase periods begin on December 8 and June 8 of each year. Participants enrolled in a 24-month offering period will continue in that offering period until the earlier of the end of the offering period or the reset of the offering period. A reset occurs if the fair market value of the Company's common stock on any purchase date is less than it was on the first day of the offering period. Participants in a 24-month offering period will be granted the right to purchase common stock at a price per share that is 85% of the lesser of the fair market value of the shares at (i) the participant's entry date into the two-year offering period or (ii) the end of each six-month purchase period within the offering period.

Under the ESPP, a total of 2.3 million shares were issued in fiscal 2023 at a weighted-average price of $37.52 per share, a total of 2.4 million shares were issued in fiscal 2022 at a weighted-average price of $31.96 per share, and a total of 5.0 million shares were issued in fiscal 2021 at a weighted-average price of $14.36 per share. As of January 28, 2023, there was $104.1 million of unamortized compensation cost related to the ESPP.

As of January 28, 2023, approximately 43.9 million shares remained available for future issuance under the ESPP.

Summary of Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense (in millions):

| | Year Ended | | |
	January 28, 2023	January 29, 2022	January 30, 2021
Cost of goods sold	$ 43.3	$ 31.1	$ 16.3
Research and development	372.4	273.2	150.9
Selling, general and administrative	136.7	173.2	74.4
Total stock-based compensation	$ 552.4	$ 477.5	$ 241.6

The income tax benefit recognized from stock-based compensation expense was $89.9 million and $71.8 million for the year ended January 28, 2023 and January 29, 2022, respectively. There were no income tax benefits recognized from stock-based compensation expense in the year ended January 30, 2021. Stock-based compensation capitalized in inventory was $20.3 million at January 28, 2023, $18.4 million at January 29, 2022 and $3.8 million at January 30, 2021.

The income tax benefit related to equity awards vested or exercised was $21.7 million and $63.0 million during the year ended January 28, 2023 and January 29, 2022, respectively. There were no income tax benefits related to equity awards vested or exercised in the year ended January 30, 2021.

Restricted Stock and Stock Unit Awards

A summary of restricted stock and stock unit activity, which includes time-based, performance-based, market-based, or market-based & performance-based restricted stock units, is as follows (in millions, except per-share amounts):

	Time-Based		Performance-Based		Market-Based		Market-Based & Performance-Based		Total	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Balance at February 1, 2020	15.3	$ 21.34	0.5	$ 17.71	3.9	$ 15.83	—	$ —	19.7	$ 20.15
Granted	7.4	$ 26.18	0.2 [1]	$ 14.13	1.0 [2]	$ 33.35	—	$ —	8.6	$ 26.80
Vested	(9.3)	$ 21.28	(0.4)	$ 14.11	(0.3)	$ 14.60	—	$ —	(10.0)	$ 20.79
Canceled/ Forfeited	(2.1)	$ 22.89	—	$ 21.32	(0.3)	$ 18.86	—	$ —	(2.4)	$ 22.39
Balance at January 30, 2021	11.3	$ 24.27	0.3	$ 21.06	4.3	$ 19.77	—	$ —	15.9	$ 23.00
Assumed upon acquisition [3]	10.9	$ 46.40	0.1	$ 45.67	—	$ —	—	$ —	11.0	$ 46.39
Granted	6.7	$ 55.47	0.2 [1]	$ 65.36	0.7 [2]	$ 51.85	—	$ —	7.6	$ 55.31
Vested	(9.7)	$ 32.34	(0.1)	$ 45.67	(2.9)	$ 12.50	—	$ —	(12.7)	$ 27.95
Canceled/ Forfeited	(2.0)	$ 36.61	(0.3)	$ 21.06	(0.1)	$ 35.19	—	$ —	(2.4)	$ 34.84
Balance at January 29, 2022	17.2	$ 44.42	0.2	$ 65.36	2.0	$ 41.18	—	$ —	19.4	$ 44.23
Granted	11.5	$ 55.73	—	$ —	0.7 [2]	$ 42.11	1.5	$ 47.03	13.8	$ 54.06
Vested	(11.6)	$ 44.98	—	$ —	(1.1)	$ 34.62	—	$ —	(12.7)	$ 44.07
Canceled/ Forfeited	(1.6)	$ 50.96	—	$ —	(0.1)	$ 43.38	(0.1)	$ 46.66	(1.9)	$ 50.10
Balance at January 28, 2023	15.5	$ 51.71	0.2	$ 65.36	1.5	$ 46.20	1.4	$ 47.07	18.6	$ 51.02

[1] Amount represents the number of restricted stock unit goal shares.

[2] Amount represents the target number of restricted stock units at grant date and restricted stock unit goal shares.

[3] See "Note 7 – Business Combinations" for additional information.

The aggregate intrinsic value of restricted stock units expected to vest as of January 28, 2023 was $824.0 million. The number of restricted stock units that are expected to vest is 18.6 million shares. The Company's closing stock price of $44.25 as reported on the Nasdaq Global Select Market as of January 28, 2023 was used to calculate the aggregate intrinsic value for the restricted stock units.

As of January 28, 2023, unamortized compensation expense related to restricted stock units was $699.2 million. The unamortized compensation expense for restricted stock units will be amortized on a straight-line basis and is expected to be recognized over a weighted-average period of 1.95 years.

Stock Option Awards

Option Plan and Stock Award Activity

Stock option activity under the Company's Option Plan and other stock incentive plans mentioned above (excluding the ESPP) is included in the following table (in millions, except for per share amounts):

	Number of Shares		Weighted-Average Exercise Price
Balance at February 1, 2020	4.2	$	12.44
Granted	—	$	—
Exercised	(1.3)	$	11.63
Canceled/Forfeited	—	$	12.88
Balance at January 30, 2021	2.9	$	12.81
Assumed upon acquisition*	0.5	$	6.97
Granted	—	$	—
Exercised	(0.9)	$	10.43
Canceled/Forfeited	(0.1)	$	9.80
Balance at January 29, 2022	2.4	$	12.51
Granted	—	$	—
Exercised	(0.5)	$	11.59
Canceled/Forfeited	—	$	—
Balance at Balance at January 28, 2023	1.9	$	12.80
Balance at Vested or expected to vest at January 28, 2023	1.9		

* See "Note 7 – Business Combinations" for more information.

For stock options vested and expected to vest at January 28, 2023, the aggregate intrinsic value was $60.2 million. For stock options exercisable at January 28, 2023, the aggregate intrinsic value was $60.2 million. The aggregate intrinsic value of stock options exercised during fiscal 2023, 2022 and 2020 was $21.5 million, $43.3 million and $25.1 million respectively. The Company's closing stock price of $44.25 as reported on the Nasdaq Global Select Market as of January 28, 2023 was used to calculate the aggregate intrinsic value for all in-the-money options.

Outstanding options and exercisable options information by range of exercise prices as of January 28, 2023 was as follows:

Range of Exercise Prices			Outstanding Options			Exercisable Options	
			Number of Shares (in millions)	Weighted-Average Remaining Contractual Term (in years)	Weighted-Average Exercise Price	Number of Shares (in millions)	Weighted-Average Exercise Price
$ 2.39	$	9.80	0.2	3.71 $	7.62	0.2 $	7.62
$ 10.76	$	10.76	0.6	0.25 $	10.76	0.6 $	10.76
$ 10.89	$	13.96	0.2	1.88 $	12.57	0.2 $	12.57
$ 14.35	$	14.35	0.4	2.40 $	14.35	0.4 $	14.35
$ 14.45	$	22.27	0.5	2.19 $	16.15	0.5 $	16.15
Total			1.9	1.76 $	12.79	1.9 $	12.79

As of January 28, 2023, the unamortized compensation expense for stock options was less than $0.1 million. The unamortized compensation expense for options will be amortized on a straight-line basis and is expected to be recognized over a weighted-average period of 0.10 years.

Valuation of Employee Stock-Based Awards

The expected volatility for awards granted during fiscal 2023, 2022 and 2021 was based on historical stock price volatility.

The expected dividend yield is calculated by dividing the current annualized dividend by the closing stock price on the date of grant of the option.

There were no options granted in fiscal 2023, 2022 and 2021 except for the ones the Company assumed from the Inphi and Innovium acquisitions as described above.

The following weighted-average assumptions were used for each respective period to calculate the fair value of common stock to be issued under the ESPP on the date of grant using the Black-Scholes option pricing model:

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Employee Stock Purchase Plan:			
Estimated fair value	$ 17.42	$ 24.14	$ 15.12
Expected volatility	58 %	46 %	48 %
Expected term (in years)	1.3	1.3	1.2
Risk-free interest rate	4.1 %	0.2 %	0.1 %
Expected dividend yield	0.6 %	0.4 %	0.6 %

The following weighted-average assumptions were used for each respective period to calculate the fair value of common stock to be issued under TSR RSUs and Enhanced TSR RSUs performance awards on the date of grant using the Monte Carlo pricing model:

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
TSR RSUs and Enhanced TSR RSUs:			
Expected term (in years)	3.0	3.0	3.0
Expected volatility	51 %	44 %	40 %
Average correlation coefficient of peer companies	0.7	0.6	0.7
Risk-free interest rate	3.3 %	0.3 %	0.2 %
Expected dividend yield	0.5 %	0.5 %	0.9 %

The correlation coefficients are calculated based upon the price data used to calculate the historical volatilities and is used to model the way in which each entity tends to move in relation to its peers.

Employee 401(k) Plans

The Company sponsors a 401(k) savings and investment plan that allows eligible U.S. employees to participate by making pre-tax, Roth and after-tax contributions to the 401(k) plan ranging from 1% to 75% of eligible earnings subject to a required annual limit. The Company currently matches 100% of 5% of eligible salary to a $5,000 maximum contribution effective from January 1, 2022. The Company made matching contributions to employees of $15.9 million in fiscal 2023, $14.5 million in fiscal 2022 and $11.1 million in fiscal 2021. As of January 28, 2023, the 401(k) plan offers a variety of investment alternatives, representing different asset classes. Employees may not invest in the Company's common stock through the 401(k) plan.

The Company also has voluntary defined contribution plans in various non-U.S. locations. In connection with these plans, the Company made contributions on behalf of employees totaling $11.3 million, $11.0 million and $11.3 million during fiscal 2023, 2022 and 2021, respectively.

Note 13 — Income Taxes

The U.S. and non-U.S. components of income (loss) from continuing operations before income taxes consist of the following (in millions):

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
U.S. operations	$ (452.7)	$ (621.2)	$ (18.2)
Non-U.S. operations	537.8	137.7	(304.0)
	$ 85.1	$ (483.5)	$ (322.2)

The provision (benefit) for income taxes consists of the following (in millions):

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Current income tax provision (benefit):			
Federal	$ 57.8	$ —	$ 3.2
State	3.3	0.7	3.4
Foreign	137.1	30.7	(12.0)
Total current income tax provision (benefit)	198.2	31.4	(5.4)
Deferred income tax provision (benefit):			
Federal	(118.8)	(83.4)	(14.4)
State	(17.5)	(9.2)	0.9
Foreign	186.7	(1.3)	(26.0)
Total deferred income tax provision (benefit)	50.4	(93.9)	(39.5)
Total provision (benefit) for income taxes	$ 248.6	$ (62.5)	$ (44.9)

During fiscal 2022 a new Delaware corporation became the parent of the Company. Prior to that, the Company consisted of a Bermuda parent holding company with various foreign and U.S. subsidiaries. The applicable statutory rate in the U.S. is 21% for the Company for fiscal 2023 and was 21% for the Company for fiscal 2022. The applicable statutory rate in Bermuda was zero for the Company for fiscal 2021. For purposes of the reconciliation between the provision (benefit) for income taxes at the statutory rate and the effective tax rate, a U.S. statutory tax rate of 21% for fiscal years 2023, 2022 and 2021 is applied as follows:

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Provision at U.S. statutory rate	$ 17.9	$ (101.5)	$ (67.7)
State taxes, net of federal benefit	(13.8)	(8.1)	0.3
Difference in U.S. and non-U.S. tax rates	(16.0)	1.7	38.1
Foreign income inclusion in U.S.	194.4	54.1	0.9
Non-deductible compensation	15.1	47.9	4.1
Stock-based compensation	(2.0)	(70.9)	—
Singapore incentive rate extension	213.6	—	—
Federal research and development credits	(96.1)	(60.7)	(49.3)
Uncertain tax positions	(16.5)	(1.5)	(20.0)
Change in federal valuation allowance	(73.8)	62.7	49.3
Transaction costs	0.4	5.7	—
Federal tax attribute expiration	5.8	—	—
Israel income tax recapture	18.3	—	—
Other	1.3	8.1	(0.6)
Income tax provision (benefit)	$ 248.6	$ (62.5)	$ (44.9)

The income tax expense for fiscal 2023 differs from the U.S. federal statutory rate of 21% primarily due to the remeasurement of Singapore deferred taxes upon extension of the Company's tax incentive in Singapore, which is discussed in more detail below, tax benefits attributable to a net reduction of unrecognized tax benefits as a result of settled income tax audits in combination with the lapsing of statute of limitations, offset by foreign income inclusions in the U.S., and a tax expense related to the recapture of Israel corporate income taxes. The income tax expense for fiscal 2023 is also impacted by a substantial portion of the Company's earnings, or in some cases, losses being taxed or benefited at rates lower than the U.S. statutory rate, stock-based compensation tax benefits, and disallowed deductions related to non-deductible compensation.

The 2017 Tax Cuts and Jobs Act ("TCJA) changed the manner in which multinational companies are taxed on foreign operations. The 2017 TCJA also included a provision requiring the capitalization of R&D expenditures, which became effective as of the Company's fiscal 2023. The effect of these provisions, in tandem, results in a significant increase in foreign income inclusion in the U.S., which is predominantly offset by increased R&D credit utilization in the U.S., resulting in a release of valuation allowances associated with the R&D credits.

The income tax benefit for fiscal 2022 differs from the U.S. federal statutory rate of 21% primarily due to tax benefits of stock-based compensation, offset by foreign income inclusions in the U.S. and non-deductible compensation. The tax benefits from stock-based compensation and increased foreign income inclusions in fiscal 2022 were primarily the result of the parent company being a US-based company during fiscal 2022, as opposed to a Bermuda-based company in prior years. The income tax benefit for fiscal 2021 differed from the U.S. federal statutory rate of 21% primarily due to pretax losses of subsidiaries with income tax rates that differ from the U.S. statutory tax rate, combined with a net reduction of unrecognized tax benefits inclusive of interest and penalties, offset by tax expense attributable to non-deductible compensation.

Deferred tax assets consist of the following (in millions):

	January 28, 2023	January 29, 2022
Deferred tax assets:		
Net operating losses	$ 124.9	$ 281.4
Federal and California income tax credits	917.4	935.7
Intangible assets	684.7	639.4
Reserves and accruals	40.6	52.4
Stock-based compensation	24.6	35.1
Lease liabilities	49.7	37.7
Capitalized R&D	253.8	—
Gross deferred tax assets	2,095.7	1,981.7
Valuation allowance	(961.7)	(1,003.4)
Total deferred tax assets	1,134.0	978.3
Deferred tax liabilities:		
Intangible assets	(648.5)	(455.9)
Fixed assets	(13.6)	(8.1)
Unremitted earnings of non-U.S. subsidiaries	(24.7)	(21.5)
Right of use assets	(45.5)	(33.8)
Total deferred tax liabilities	(732.3)	(519.3)
Net deferred tax assets (liabilities)	$ 401.7	$ 459.0

The deferred tax assets and liabilities based on tax jurisdictions are presented on our consolidated balance sheet as follows:

	January 28, 2023	January 29, 2022
Non-current deferred tax assets	$ 465.9	$ 493.5
Non-current deferred tax liabilities	(64.2)	(34.5)
Net deferred tax assets (liabilities)	$ 401.7	$ 459.0

The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those assets become deductible or creditable. The Company evaluates the recoverability of its deferred tax assets, weighing all positive and negative evidence, and provides or maintains a valuation allowance for these assets if it is more likely than not that some, or all, of the deferred tax assets will not be realized. If negative evidence exists, sufficient positive evidence is necessary to support a conclusion that a valuation allowance is not needed. The Company considers all available evidence such as its earnings history including the existence of cumulative income or losses, reversals of taxable temporary differences, projected future taxable income, and tax planning strategies. In jurisdictions where the Company has cumulative losses, the Company has provided for a full valuation allowance on deferred tax assets. In the U.S., and in certain foreign jurisdictions, the Company has deferred tax assets for which partial valuation allowances have been established. After weighing all available evidence, particularly the earnings history and forecasts of future taxable income in each respective jurisdiction, as well as its history of tax credits expiring unused, the Company determined that negative evidence outweighed positive evidence with respect to the ability to realize federal, state, and foreign research and development and other tax credits, as well as certain other foreign deferred tax assets. The valuation allowance decreased by $41.7 million from fiscal 2022, primarily as a result of R&D credit utilization in the U.S. The Company maintains a valuation allowance on its U.S. R&D credits based on the factors listed above as well as forecasted R&D credit utilization and expected R&D credit generation in future years. In future periods, it is possible that significant positive or negative evidence could arise that results in a change in the Company's judgment with respect to the need for a valuation allowance, which could result in a tax benefit, or adversely affect the Company's income tax provision, in the period of such change in judgment.

As of January 28, 2023, the Company had net operating loss carryforwards available to offset future taxable income of approximately $846.8 million, $840.5 million, $212.5 million and $56.3 million for U.S. federal, state of California, other U.S. states, and foreign purposes, respectively. If not utilized, the federal loss carryforwards begin to expire in fiscal year 2032, and the California carryforwards begin to expire in fiscal year 2027. The majority of the Company's foreign losses carry forward indefinitely. The Company also had federal research and other tax credit carryforwards of approximately $470.6 million which begin to expire in fiscal 2024. As of January 28, 2023, the Company also had California research tax credit carryforwards of approximately $652.5 million, which can be carried forward indefinitely. In addition, the Company has research and other tax credit carryforwards of approximately $33.2 million in other U.S. states which begin to expire in fiscal 2024. The Company also has research and other tax credit carryforwards of approximately $12.6 million in foreign jurisdictions which begin to expire in fiscal 2024. The Company's net operating loss and tax credit carryforwards may be subject to audit and adjusted for changes or modification in tax laws, other authoritative interpretations, or other facts and circumstances.

Utilization of the Company's U.S. federal and state net operating loss and credit carryforwards may be subject to annual limitations due to ownership change provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. Future changes in the Company's stock ownership, some of which are generally outside of the Company's control, could result in an ownership change under Section 382 and Section 383 and result in a limitation on U.S. tax attributes. The Company has determined that no significant limitation would be placed on the utilization of its net operating loss and tax credit carry-forwards due to prior ownership changes.

The following table reflects changes in the unrecognized tax benefits (in millions):

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Unrecognized tax benefits as of the beginning of the period	$ 334.0	$ 242.2	$ 166.9
Increases related to acquired tax positions	—	94.6	—
Increases related to prior year tax positions	2.0	1.5	77.9
Decreases related to prior year tax positions	(16.4)	—	(1.1)
Increases related to current year tax positions	6.8	7.7	5.6
Settlements	—	(5.9)	(0.5)
Lapse in the statute of limitations	(8.6)	(5.6)	(8.2)
Foreign exchange (gain) loss	(0.3)	(0.5)	1.6
Gross amounts of unrecognized tax benefits as of the end of the period	$ 317.5	$ 334.0	$ 242.2

Included in the balances as of January 28, 2023 is $216.7 million of unrecognized tax benefits that would affect the effective income tax rate if recognized. During the year ended January 28, 2023, the Company decreased its unrecognized tax benefits by $16.5 million primarily as a result of settled income tax audits. Of the gross unrecognized tax benefits in the table above, $297.2 million, $296.7 million, and $221.7 million are offset against deferred tax assets in the consolidated balance sheets as of January 28, 2023, January 29, 2022 and January 30, 2021, respectively.

The amounts in the table above do not include related interest and penalties. The amount of interest and penalties accrued was approximately $3.2 million, $3.9 million, and $4.0 million as of January 28, 2023, January 29, 2022, and January 30, 2021, respectively. The Company's policy is to recognize interest and penalties as a component of income tax expense. The consolidated statements of operations for fiscal 2023, 2022, and 2021 included accruals of $1.6 million, $0.6 million, and $1.0 million, respectively, of interest and penalties related to unrecognized tax benefits.

The Company's major tax jurisdictions are the United States, the states of California and Massachusetts, Singapore, China, India, Germany, and Israel. The Company is subject to income tax audits by the respective tax authorities in all of the jurisdictions in which it operates. The examination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. As of January 28, 2023, the Company is subject to examination in material jurisdictions including China, India, Israel, Singapore, Germany, and the United States for fiscal years 2003 through 2023.

During the next 12 months, it is reasonably possible that the amount of unrecognized tax benefits could increase or decrease significantly due to changes in tax law in various jurisdictions, new tax audits and changes in the U.S. dollar as compared to foreign currencies within the next 12 months. Excluding these factors, uncertain tax positions may decrease by $1.9 million from the lapse of the statutes of limitations in various jurisdictions during the next 12 months.

The Singapore Economic Development Board ("EDB") initially granted a 10-year Pioneer Status in July 1999 to the Company's Singapore subsidiary. After the conclusion of the initial Pioneer status, the EDB granted an incentive known as the Development and Expansion Incentive ("DEI") and extended the Pioneer status over multiple years. During the first quarter of fiscal 2023, the EDB agreed to extend the Company's DEI by five years, through June 30, 2029. As a result of the DEI extension, the Company's Singapore deferred taxes were remeasured based on their expected future reversals at a lower incentive tax rate, resulting in a $213.6 million reduction to our net deferred tax assets in Singapore and a corresponding increase in our deferred income tax expense in that period. To retain the current DEI tax benefits through June 2029 in Singapore, the Company must meet certain operating conditions, headcount and investment requirements, as well as maintain certain activities in Singapore. In fiscal 2023, no Singapore tax incentive net tax benefits were recorded. In fiscal 2022, tax savings associated with this tax incentive were approximately $11.8 million, which if paid would impact the Company's earnings per share by $0.01 per share. There was no such benefit in fiscal 2021.

Marvell Israel (M.I.S.L) Ltd., is entitled to certain tax benefits under the Israeli Encouragement of Investments Law ("Encouragement Law") Special Technology Enterprise Regime, which includes reduced corporate income tax rates, subject to various operating requirements and other conditions. In fiscal 2023, tax savings associated with this program were approximately $11.2 million, which if paid, would impact the Company's earnings per share by $0.01 per share in fiscal 2023. There was no tax benefit in fiscal 2022, and 2021.

The Company's principal source of liquidity as of January 28, 2023 consisted of approximately $911.0 million of cash and cash equivalents, of which approximately $642.0 million was held by subsidiaries outside of the United States. The Company has not recognized a deferred tax liability on $433.9 million of assets held by subsidiaries as such amounts are deemed to be indefinitely reinvested. The Company manages its worldwide cash requirements by, among other things, reviewing available funds held by its foreign subsidiaries and the cost effectiveness by which those funds can be accessed in the United States.

Note 14 — Net Loss Per Share

The Company reports both basic net loss per share, which is based on the weighted-average number of common stock outstanding during the period, and diluted net loss per share, which is based on the weighted-average number of common stock outstanding and potentially dilutive shares outstanding during the period.

The computations of basic and diluted net loss per share are presented in the following table (in millions, except per share amounts):

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Numerator:			
Net loss	$ (163.5)	$ (421.0)	$ (277.3)
Denominator:			
Weighted-average shares — basic	851.4	796.9	668.8
Effect of dilutive securities:			
Stock-based awards	—	—	—
Weighted-average shares — diluted	851.4	796.9	668.8
Net loss per share:			
Basic	$ (0.19)	$ (0.53)	$ (0.41)
Diluted	$ (0.19)	$ (0.53)	$ (0.41)

Potential dilutive securities include dilutive common stock from stock-based awards attributable to the assumed exercise of stock options, restricted stock units and employee stock purchase plan shares using the treasury stock method. Potential dilutive securities include dilutive common stock from stock-based awards attributable to the shares that could be issued upon conversion of the Company's convertible debt using the if-converted method. Under the treasury stock method and if-converted method, potential common stock outstanding are not included in the computation of diluted net income per share, if their effect is anti-dilutive.

Anti-dilutive potential shares are presented in the following table (in millions):

| | Year Ended | | |
	January 28, 2023	January 29, 2022	January 30, 2021
Weighted-average shares outstanding:			
Stock-based awards	21.0	16.1	11.3
Convertible debt	—	0.5	—

Anti-dilutive potential shares from stock-based awards are excluded from the calculation of diluted earnings per share for all periods reported above because either their exercise price exceeded the average market price during the period or the stock-based awards were determined to be anti-dilutive based on applying the treasury stock method. Anti-dilutive potential shares from convertible debt are excluded from the calculation of diluted earnings per share for all periods reported above because the shares that would be issued upon conversion of the Company's convertible debt were determined to be anti-dilutive based on applying the if-converted method. Anti-dilutive potential shares from stock-based awards are excluded from the calculation of diluted earnings per share for the years ended January 28, 2023, January 29, 2022, and January 30, 2021 due to the net losses reported in those periods.

Note 15 — Segment and Geographic Information

The Company operates in one reportable segment — the design, development and sale of integrated circuits. The chief executive officer was identified as the chief operating decision maker ("CODM") and is ultimately responsible for and actively involved in the allocation of resources and the assessment of the Company's performance. The fact that the Company operates in only one reportable segment is based on the following:

- The Company uses a highly-integrated approach in developing its products in that discrete technologies developed by the Company are frequently integrated across many of its products. Substantially all of the Company's integrated circuits are manufactured under similar manufacturing processes.

- The Company's organizational structure is based along functional lines. Each of the functional department heads reports directly to the CODM. Shared resources in the Company also report directly to the CODM or to a direct report of the CODM.

- The assessments of performance across the Company, including assessment of the Company's incentive compensation plan, are based largely on operational performance and consolidated financial performance.

- The decisions on allocation of resources and other operational decisions are made by the CODM based on his direct involvement with the Company's operations and product development.

The following table presents long-lived asset information based on the physical location of the assets by geographic region (in millions):

	January 28, 2023	January 29, 2022
Property and equipment, net:		
United States	$ 418.6	$ 319.0
Singapore	94.5	83.4
Israel	18.2	23.7
India	15.6	16.1
China	10.9	11.6
Others	19.6	9.0
	$ 577.4	$ 462.8

Note 16 — Supplemental Financial Information (in millions)

Consolidated Balance Sheets

		January 28, 2023		January 29, 2022
Cash and cash equivalents:				
Cash	$	760.3	$	435.9
Cash equivalents:				
Time deposits		150.7		177.6
Cash and cash equivalents	$	911.0	$	613.5

Short-term, highly liquid investments of $150.7 million and $177.6 million as of January 28, 2023 and January 29, 2022, respectively, included in cash and cash equivalents on the accompanying consolidated balance sheets are not considered as investments because of the short-term maturity of such investments.

		January 28, 2023		January 29, 2022
Accounts receivable, net:				
Accounts receivable	$	1,194.3	$	1,051.6
Less: Doubtful accounts		(2.1)		(3.0)
Accounts receivable, net	$	1,192.2	$	1,048.6

		January 28, 2023		January 29, 2022
Inventories:				
Work-in-process	$	756.3	$	578.9
Finished goods		312.0		141.4
Inventories	$	1,068.3	$	720.3

The inventory balance at January 29, 2022 includes $38.7 million related to the remaining inventory fair value adjustment from the Innovium acquisition.

		January 28, 2023		January 29, 2022
Property and equipment, net:				
Machinery and equipment	$	1,083.9	$	895.4
Land, buildings, and leasehold improvements		306.2		293.6
Computer software		114.5		109.1
Furniture and fixtures		30.9		30.1
		1,535.5		1,328.2
Less: Accumulated depreciation		(958.1)		(865.4)
Property and equipment, net	$	577.4	$	462.8

The Company recorded depreciation expense of $126.8 million, $113.5 million and $95.9 million for fiscal 2023, 2022 and 2021, respectively.

	January 28, 2023	January 29, 2022
Other non-current assets:		
Prepaid ship and debit	$ 481.3	$ 215.9
Technology and other licenses (1)	439.5	490.2
Prepayments on supply capacity reservation agreements	282.3	54.6
Operating right-of-use assets	211.3	142.0
Non-marketable equity investments	36.1	30.7
Other	58.3	61.0
Other non-current assets	$ 1,508.8	$ 994.4

(1)   Amortization of technology and other licenses was $189.5 million, $149.5 million and $99.3 million in fiscal 2023, 2022 and 2021, respectively.

	January 28, 2023	January 29, 2022
Accrued liabilities:		
Variable consideration estimates (1)	$ 572.8	$ 258.6
Accrued income tax payable	118.4	23.3
Technology license obligations	119.1	84.2
Accrued legal reserve	102.0	8.5
Deferred revenue	45.2	39.0
Lease liabilities - current portion	43.8	38.2
Accrued interest payable	22.1	20.1
Deferred non-recurring engineering credits	20.0	71.2
Accrued royalty	16.0	17.4
Other	32.6	62.1
Accrued liabilities	$ 1,092.0	$ 622.6

(1)   Variable consideration estimates consist of estimated customer returns, price discounts, price protection, rebates, and stock rotation programs.

	January 28, 2023	January 29, 2022
Other non-current liabilities:		
Technology license obligations	$ 267.0	$ 304.3
Lease liabilities - non current	201.6	140.3
Deferred tax liabilities	64.2	34.5
Non-current income taxes payable	28.5	35.0
Other	29.2	19.0
Other non-current liabilities	$ 590.5	$ 533.1

Accumulated Other Comprehensive Loss:

The changes in accumulated other comprehensive loss, net of tax, by components for the comparative period are presented in the following table (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges
Balance at Balance at February 1, 2020	$ —
Other comprehensive income (loss) before reclassifications	1.2
Amounts reclassified from accumulated other comprehensive income (loss)	(1.2)
Net current-period other comprehensive income (loss), net of tax	—
Balance at January 30, 2021	—
Other comprehensive income (loss) before reclassifications	—
Amounts reclassified from accumulated other comprehensive income (loss)	—
Net current-period other comprehensive income (loss), net of tax	—
Balance at January 29, 2022	—
Other comprehensive income (loss) before reclassifications	(0.9)
Amounts reclassified from accumulated other comprehensive income (loss)	0.9
Net current-period other comprehensive income (loss), net of tax	—
Balance at January 28, 2023	$ —

Consolidated Statements of Cash Flows

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Supplemental Cash Flow Information:			
Cash paid for interest	$ 147.9	$ 91.2	$ 54.6
Cash paid for income taxes, net	$ 95.9	$ 7.9	$ 14.2
Non-Cash Investing and Financing Activities:			
Non-cash consideration paid and consideration unpaid for the acquisitions	$ 9.2	$ 7,231.8	$ —
Purchase of software and intellectual property under license obligations	$ 108.9	$ 325.5	$ 68.8
Unpaid purchase of property and equipment at end of year	$ 63.2	$ 20.7	$ 10.1
Unpaid equity and debt financing costs	$ —	$ —	$ 1.7

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Management's Evaluation of Disclosure Controls and Procedures

Management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of January 28, 2023. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of January 28, 2023.

Management has concluded that the consolidated financial statements included in this Form 10-K present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting consists of policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our internal control over financial reporting is designed by, and under the supervision of the principal executive officer and principal financial officer and effected by the Company's Board of Directors, management, and others. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 28, 2023 using the criteria for effective internal control over financial reporting as described in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organization of the Treadway Commission (2013 framework) (the COSO Criteria). Based on this assessment, management concluded that our internal control over financial reporting was effective as of January 28, 2023.

The effectiveness of our internal control over financial reporting as of January 28, 2023 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in its report that is included herein.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and our principal financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes to Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the three months ended January 28, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. We adopted a hybrid work policy where most of our employees have the option to split their time between working from home and the office. In addition, we continue to monitor and assess the potential impact of the COVID-19 situation on our internal controls to minimize the impact on their design and operating effectiveness. We believe that our internal controls over financial reporting are being executed effectively and continue to be effective.

Item 9B. *Other Information*

None

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Marvell Technology, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Marvell Technology, Inc. and subsidiaries (the "Company") as of January 28, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended January 28, 2023, of the Company and our report dated March 9, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
March 9, 2023

PART III

Unless we file an amendment to this Form 10-K within 120 days after January 28, 2023 to include the Part III information, we intend to incorporate such information by reference to our definitive proxy statement in connection with our 2023 annual meeting of stockholders to be held in June 2023 (the "2023 Proxy Statement").

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by Items 401 and 407(c)(3) of Regulation S-K with respect to our directors, director nominees, executive officers and corporate governance is incorporated by reference herein to the information set forth under the captions "Election of Directors," "Corporate Governance and Matters Related to Our Board" and "Executive Officers of the Company" in our 2023 Proxy Statement.

Delinquent Section 16(a) Reports

The information required by Item 405 of Regulation S-K is incorporated by reference herein, as applicable, to the information set forth under the caption "Delinquent Section 16(a) Reports" in our 2023 Proxy Statement.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct for Employees, Officers and Directors (the "Code of Ethics") that applies to all of our directors, officers (including our Chief Executive Officer (our principal executive officer), Chief Financial Officer (our principal financial officer), Corporate Controller (our chief accounting officer) and any person performing similar functions) and employees. This Code of Ethics was most recently amended in March 2022. We intend to disclose certain future amendments to certain provisions of our Code of Ethics and waivers of our Code of Ethics granted to executive officers and directors on our website or in a report on Form 8-K within four business days following the date of such amendment or waiver. Our Code of Ethics is available on our website www.marvell.com. None of the material on our website is part of our Annual Report on Form 10-K or is incorporated by reference herein.

Committees of the Board of Directors

The information required by Items 407(d)(4) and (d)(5) of Regulation S-K concerning our Audit Committee and Audit Committee financial expert is incorporated by reference herein to the information set forth under the caption "Corporate Governance and Matters Related to Our Board" in our 2023 Proxy Statement.

Item 11. *Executive Compensation*

The information required by Items 402, 407(e)(4) and 407(e)(5) of Regulation S-K is incorporated by reference herein to the information set forth under the captions "Compensation of Directors," "Director Compensation Table-Fiscal 2023," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our 2023 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 403 of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our 2023 Proxy Statement.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans in effect January 28, 2023:

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (2)	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders (3)	16,776,002	$ 19.28	107,174,498
Equity compensation plans not approved by security holders (4)	3,761,649	$ 12.40	—

(1) Includes only options and restricted stock units (outstanding under our equity compensation plans, as no stock warrants or other rights were outstanding as of January 28, 2023).

(2) The weighted-average exercise price calculation does not take into account any restricted stock units as those units vest, without any cash consideration or other payment required for such shares.

(3) Includes our Amended and Restated 1995 Stock Option Plan, our Amended 2000 Employee Stock Purchase Plan (the "2000 ESPP").

(4) Plans not approved by security holders consists of the Cavium 2007, 2016 and Qlogic equity incentive plans which we assumed in our merger with Cavium Inc, Aquantia 2004, 2015 and 2017 equity incentive plans which we assumed in our merger with Aquantia, Inphi 2010 equity incentive plans which we assumed in our merger with Inphi and Innovium 2015 equity incentive plans which we assumed in our merger with Innovium.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 404 of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Certain Relationships and Related Party Transactions" in our 2023 Proxy Statement.

The information required by Item 407(a) of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Board of Directors and Committees of the Board" in our 2023 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by Item 9(e) of Schedule 14A is incorporated by reference to the information set forth under the caption "Information Concerning Independent Registered Public Accounting Firm" in our 2023 Proxy Statement.

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Financial Statements:*

See the "Index to Consolidated Financial Statements" on page 54 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules:*

See "Schedule II — Valuation and Qualifying Accounts" on page 111 of this Annual Report on Form 10-K:

All other schedules not listed above have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits.*

Exhibit No.	Description	Form	File Number	Incorporated by Reference from Exhibit Number	Filed with SEC
2.1**	Agreement and Plan of Merger and Reorganization, dated as of October 29, 2020, by and among Marvell Technology Group Ltd., Inphi Corporation, Maui HoldCo, Inc., Maui Acquisition Company Ltd and Indigo Acquisition Corp.	8-K	000-30877	2.1	10/30/2020
2.2	Agreement and Plan of Merger by and among the Company, Kauai Acquisition Corp., and Cavium, Inc. dated as of November 19, 2017	8-K	000-30877	2.1	11/20/2017
2.3	Asset Purchase Agreement between Marvell and NXP dated May 29, 2019	10-Q	000-30877	2.1	9/4/2019
3.1	Amended and Restated Certificate of Incorporation of Marvell Technology, Inc.	8-K	001-40357	3.1	4/20/2021
3.2	Amended and Restated Bylaws of Marvell Technology, Inc.	8-K	001-40357	3.2	4/20/2021
4.1	First Supplemental Indenture, dated as of April 20, 2021, by and among Marvell Technology, Inc., Inphi Corporation and Wells Fargo Bank, National Association, as trustee	8-K	001-40357	4.1	4/21/2021
4.2	First Supplemental Indenture, dated as of April 20, 2021, by and among Marvell Technology, Inc., Inphi Corporation and U.S. Bank National Association, as trustee	8-K	001-40357	4.2	4/21/2021
4.3	Base Indenture, dated as of April 12, 2021, between Marvell Technology, Inc. and U.S. Bank National Association, as trustee	8-K	000-30877	4.1	4/12/2021
4.4	First Supplemental Indenture, dated as of April 12, 2021, by and among Marvell Technology, Inc., Marvell Technology Group Ltd. and U.S. Bank National Association, as trustee	8-K	000-30877	4.2	4/12/2021

4.5	Form of $500,000,000 1.650% Senior Notes due 2026 (included as Exhibit A to Exhibit 4.2)	8-K	000-30877	4.3	4/12/2021
4.6	Form of $750,000,000 2.450% Senior Notes due 2028 (included as Exhibit B to Exhibit 4.2)	8-K	000-30877	4.4	4/12/2021
4.7	Form of $750,000,000 2.950% Senior Notes due 2031 (included as Exhibit C to Exhibit 4.2)	8-K	000-30877	4.5	4/12/2021
4.8	Second Supplemental Indenture, dated as of May 4, 2021, between Marvell Technology, Inc. and U.S. Bank National Association, as trustee	8-K	001-40357	4.2	5/4/2021
4.9	Form of $433,817,000 4.200% Senior Notes due 2023 (included as Exhibit A to Exhibit 4.2)	8-K	001-40357	4.3	5/4/2021
4.10	Form of $479,394,000 4.875% Senior Notes due 2028 (included as Exhibit B to Exhibit 4.2)	8-K	001-40357	4.4	5/4/2021
4.11	Second Supplemental Indenture, dated as of April 15, 2021, by and between Marvell Technology Group Ltd. and U.S. Bank National Association	8-K	000-30877	4.1	4/19/2021
4.12	The description of the Registrant's Common Stock, par value $0.002 per share, contained in the Registrant's Registration Statement on Form S-4 initially filed with the Commission on December 22, 2020, as amended;				Filed Herewith
10.1	Form of Indemnification Agreement	8-K	001-40357	10.1	4/20/2021
10.2**	Credit Agreement, dated as of December 7, 2020, among Marvell Technology Group Ltd., Maui HoldCo, Inc., the Guarantors party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as the Administrative Agent	8-K	000-30877	10.1	12/8/2020
10.3**	Revolving Credit Agreement, dated as of December 7, 2020, among Marvell Technology Group Ltd., Maui HoldCo, Inc., the Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as the Administrative Agent	8-K	000-30877	10.2	12/8/2020
10.4**	Amendment No. 1 to Credit Agreement, dated as of December 7, 2020, among Marvell Technology Group Ltd., the Lenders party thereto, Bank of America, N.A., as the Revolving Facility Agent, and Goldman Sachs Bank USA, as the General Administrative Agent and the Term Facility Agent	8-K	000-30877	10.3	12/8/2020
10.5	Form of Exchange Agreement	8-K	001-40357	10.1	4/21/2021

10.6	Registration Rights Agreement, dated as of April 12, 2021, by and among Marvell Technology, Inc., Marvell Technology Group Ltd. and J.P. Morgan Securities, LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, as representatives of the initial purchasers of the Notes	8-K	000-30877	10.1	4/12/2021
10.7#	Marvell Technology Group Ltd. Amended and Restated 1995 Stock Option Plan (now named the Marvell Technology, Inc. Amended and Restated 1995 Stock Option Plan) (as amended and restated as of April 2, 2021)	S-8	333-255384	4.1	4/20/2021
10.7.1#	Form of Stock Option Agreement and Notice of Grant of Stock Options and Option Agreement for use with 1995 Stock Option Plan (for options granted after September 20, 2013)	8-K	000-30877	10.2	9/26/2013
10.7.2#	Form of Performance Award Agreement and Notice of Grant of Performance Award and Award Agreement for use with the Amended and Restated 1995 Stock Option Plan	10-Q	000-30877	10.2	6/5/2014
10.7.3#	Form of Deferral Feature Stock Unit Agreement with Stock Unit Election Form for use with the Amended and Restated 1995 Stock Option Plan	10-K	000-30877	10.3.11	3/29/2018
10.7.4#	Form of Relative TSR RSU Grant Notice	10-Q	000-30877	10.3	6/6/2019
10.7.5#	Form of Value Creation Performance Based Restricted Stock Unit Grant Notice	10-Q	000-30877	10.1	6/6/2019
10.7.6#	Amended and restated form of stock unit agreement under the 1995 Stock Option Plan as amended June 2021	10-Q	001-40357	10.21	8/27/2021
10.7.7#	Form of Relative TSR RSU Grant Notice as amended March 2022	10-Q	001-40357	10.7.7	5/27/2022
10.7.8#	Form of Relative TSR and EPS RSU Grant Notice	10-Q	001-40357	10.7.8	5/27/2022
10.7.9#	Form of Relative TSR and EPS RSU Grant Notice December 2022				Filed Herewith
10.8.1#	Marvell Technology Inc. 2000 Employee Stock Purchase Plan (as approved by shareholders as of June 23, 2022)				Filed Herewith
10.8.2#	Amended and restated form of subscription agreement under the 2000 ESPP as amended June 2021	10-Q	001-40357	10.22	8/27/2021

10.9#	Offer Letter between the Marvell and Matthew J. Murphy and form of Severance Agreement attached thereto as Appendix B	8-K	000-30877	10.1	6/20/2016
10.9.1#	Severance Agreement with Matt Murphy as amended 2022				Filed Herewith
10.10#	Cavium, Inc. 2016 Equity Incentive Plan (including forms of grant notice and agreements)	10-Q	000-30877	10.1	12/4/2019
10.11#	Cavium, Inc. 2007 Equity Incentive Plan (including forms of grant notice and agreements)	10-Q	000-30877	10.2	12/4/2019
10.12#	QLogic Corporation 2005 Performance Incentive Plan (including forms of grant notice and	10-Q	000-30877	10.3	12/4/2019
10.13#	Aquantia Corp. 2017 Equity Incentive Plan (including forms of grant notice and agreements)	10-Q	000-30877	10.6	12/4/2019
10.14#	Aquantia Corp. 2015 Equity Incentive Plan (including forms of grant notice and agreements)	10-Q	000-30877	10.5	12/4/2019
10.15#	Aquantia Corp. 2004 Equity Incentive Plan (including forms of grant notice and agreements)	10-Q	000-30877	10.4	12/4/2019
10.16#	Inphi Corporation Amended and Restated 2010 Stock Incentive Plan, as amended and restated on April 14, 2020	S-8	333-255384	4.10	4/20/2021
10.17#	Offer letter with Loi Nguyen	10-Q	001-40357	10.17	6/9/2021
10.18#	Offer letter with Nariman Yousefi	10-Q	001-40357	10.18	6/9/2021
10.19#	Offer letter with Chris Koopmans	10-Q	000-30877	10.4	9/8/2016
10.20#	Fiscal 2023 Named Executive Officer Compensation	10-Q	001-40357	10.20	5/27/2022
10.21#	Marvell Technology Inc. Change in Control Severance Plan and Summary Plan Description 2022				Filed Herewith
10.22	Warrant to Purchase Common Shares of Marvell dated June 5, 2019	8-K	000-30877	99.1	6/5/2019
10.23#	Offer Letter between Marvell and Mitchell Gaynor	10-Q	000-30877	10.3	9/8/2016
10.24#	Severance Agreement between the Company and Mitchell Gaynor	10-K	000-30877	10.23	3/28/2017

10.25#	Offer Letter between the Company and Jean Hu	8-K	000-30877	10.1	8/23/2016
10.26#	Offer Letter between Marvell and Raghib Hussain	10-Q	000-30877	10.3	9/12/2018
10.27#	Offer Letter for Dean Jarnac and promotion summary of terms	10-Q	000-30877	10.9	12/4/2019
10.28#	Innovium, Inc. Amended 2015 Stock Option and Grant Plan (including forms of grant notice and agreements)	S-8	333-260060	4.1	10/5/2021
10.29#	Promotion to Chief Finance Officer Letter Willem Meintjes				Filed Herewith
21.1	Subsidiaries of Registrant				Filed Herewith
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP				Filed Herewith
24.1	Power of Attorney (contained in the signature page to this Annual Report)				Filed Herewith
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer				Filed Herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer				Filed Herewith
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Principal Executive Officer				Filed Herewith
32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Principal Financial Officer				Filed Herewith
101.INS	Inline XBRL Instance Document				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Taxonomy Extension Definition				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document				
104	Cover Page Interactive Data File - The cover page from this Annual Report on Form 10-K is formatted in iXBRL				

\#   Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.

*   In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

**   Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARVELL TECHNOLOGY, INC.

Dated: March 9, 2023	By:	/S/ WILLEM MEINTJES
		Willem Meintjes
		Chief Financial Officer
		(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew J. Murphy and Willem Meintjes, and each of them individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name and Signature	Title	Date
/S/ MATTHEW J. MURPHY **Matthew J. Murphy**	President, Chief Executive Officer (Principal Executive Officer) and Director	March 9, 2023
/S/ WILLEM MEINTJES **Willem Meintjes**	Chief Financial Officer (Principal Financial Officer)	March 9, 2023
/S/ PANTEHA DIXON **Panteha Dixon**	Chief Accounting Officer (Principal Accounting Officer)	March 9, 2023
/S/ SARA ANDREWS **Sara Andrews**	Director	March 9, 2023
/S/ TUDOR BROWN **Tudor Brown**	Director	March 9, 2023
/S/ BRAD BUSS **Brad Buss**	Director	March 9, 2023
/S/ EDWARD FRANK **Dr. Edward Frank**	Director	March 9, 2023
/S/ RICHARD S. HILL **Richard S. Hill**	Chairman of the Board	March 9, 2023
/S/ REBECCA HOUSE **Rebecca House**	Director	March 9, 2023

Name and Signature	Title	Date
/S/ MARACHEL KNIGHT **Marachel Knight**	Director	March 9, 2023
/S/ MICHAEL STRACHAN **Michael Strachan**	Director	March 9, 2023
/S/ ROBERT E. SWITZ **Robert E. Switz**	Director	March 9, 2023
/S/ FORD TAMER **Ford Tamer**	Director	March 9, 2023

VALUATION AND QUALIFYING ACCOUNTS

(in millions)

	Balance at Beginning of Year		Additions		Deductions		Balance at End of Year
Fiscal year ended January 28, 2023							
Allowance for doubtful accounts	$	3.0	$	1.2	$	(2.1)	$ 2.1
Deferred tax asset valuation allowance	$	1,003.4	$	—	$	(41.7)	$ 961.7
Fiscal year ended January 29, 2022							
Allowance for doubtful accounts	$	2.1	$	1.5	$	(0.6)	$ 3.0
Deferred tax asset valuation allowance	$	749.5	$	253.9	$	—	$ 1,003.4
Fiscal year ended January 30, 2021							
Allowance for doubtful accounts	$	2.2	$	1.4	$	(1.5)	$ 2.1
Deferred tax asset valuation allowance	$	676.8	$	72.7	$	—	$ 749.5

(This page has been left blank intentionally.)



5488 Marvell Lane
Santa Clara, CA 95054

www.marvell.com